UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2019

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: July 25, 2019	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

AMENDMENT NO. 1 TO CREDIT AGREEMENT AND LIMITED CONSENT

This AMENDMENT NO. 1 TO CREDIT AGREEMENT AND LIMITED CONSENT dated as of July 17, 2019 (this “Amendment”), is among INTERTAPE POLYMER GROUP INC., a corporation organized under the Canada Business Corporations Act (the “Company” and a “Canadian Borrower”), INTERTAPE POLYMER INC., a corporation organized under the Canada Business Corporations Act (“IPI” and a “Canadian Borrower”), POLYAIR CANADA LIMITED, a corporation organized under the Ontario Business Corporations Act (“Polyair Canada” and a “Canadian Borrower” and together with the Company and IPI, collectively, the “Canadian Borrowers”), IPG (US) HOLDINGS INC., a Delaware corporation (“IPG (US) Holdings” and a “U.S. Borrower”), IPG (US) INC., a Delaware corporation (“IPG (US)” and a “U.S. Borrower”), INTERTAPE POLYMER CORP., a Delaware corporation (“IPC” and a “U.S. Borrower”), POLYAIR CORPORATION, a Delaware corporation (“Polyair Corporation” and a “U.S. Borrower” and together with IPG (US) Holdings, IPG (US) and IPC, collectively, the “U.S. Borrowers”; the U.S. Borrowers and the Canadian Borrowers may also be referred to herein, collectively, as the “Borrowers” and each, individually, as a “Borrower”, and Polyair Canada and Polyair Corporation may also be referred to herein, collectively, as the “New Borrowers” and each, individually, as a “New Borrower”), BANK OF AMERICA, N.A., in its capacity as the administrative agent (in such capacity, the “Administrative Agent”), each of the Subsidiary Guarantors party hereto and each of the Lenders party hereto.

Recitals:

A. The Company, the other Borrowers (other than the New Borrowers), the lenders party thereto (the “Lenders”) and the Administrative Agent have entered into a Credit Agreement dated as of June 14, 2018 (as amended prior to giving effect to this Amendment, the “Existing Credit Agreement”). Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Credit Agreement (as defined below).

B. The Company has advised the Administrative Agent and the Lenders that it desires to amend the Existing Credit Agreement as set forth herein.

C. The Company has further requested that the Lenders consent to a certain transaction as set forth herein.

D. Subject to the terms and conditions set forth below, the Administrative Agent and the Lenders have agreed to so amend the Existing Credit Agreement and grant such consent.

In furtherance of the foregoing, the parties agree as follows:

Section 1. Amendments. Subject to the terms and conditions set forth herein and in reliance upon the representations and warranties set forth herein, the Existing Credit Agreement, Annex I attached thereto, certain of the Exhibits attached thereto and certain of the Collateral Documents are amended as follows:

(a) The Existing Credit Agreement (other than the Annexes, Schedules and Exhibits thereto) is hereby amended in its entirety to read in the form of Exhibit A attached hereto (as so amended, the “Credit Agreement”).

(b) Annex I to the Existing Credit Agreement is hereby amended in its entirety to read in the form of Exhibit B attached hereto.

(c) Each of the Exhibits attached to the Existing Credit Agreement is hereby amended, as applicable, to reflect (i) the addition of the New Borrowers within the defined terms “U.S. Borrower”, “Canadian Borrower” and “Borrower”, as appropriate, and (ii) the addition of JPMorgan Chase Bank, N.A. as a U.S. Dollar Swing Line Lender. A conformed copy of such Exhibits reflecting such amendments has been provided to the Company.

(d) Each of the Guaranty and Security Agreement, the Canadian Guaranty and Security Agreement and the Lux Finco Parent Pledge Agreement is hereby amended to insert therein the following new Section in appropriate location to read as follows:

“Acknowledgement Regarding Any Supported QFCs. The provisions contained in Section 10.24 of the Credit Agreement shall be applicable to this Agreement and are hereby incorporated by reference.”

The amendments to the Existing Credit Agreement, Annex I attached thereto, such Exhibits and such Collateral Documents are limited to the extent specifically set forth above and no other terms, covenants or provisions of the Loan Documents are intended to be effected hereby.

Section 2. Limited Consent. Subject to the terms and conditions set forth herein and in reliance upon the representations and warranties set forth herein, the Lenders hereby consent to:

(a) the transfer by the Company of 100% of the Equity Interests in Lux Finco to a newly created entity organized under the laws of Hungary (such entity, “New Finco”) in exchange for the concurrent issuance of Equity Interests in the New Finco to the Company resulting in New Finco becoming a wholly-owned Subsidiary of the Company and, immediately following such transfer, the disposition by Lux Finco of all of its assets (including the Lux Finco Notes) pursuant to a voluntary dissolution or liquidation, in each case so long as no Default exists or would result therefrom (the transactions described in this clause (a), collectively, the “Hungarian Finco Transaction”);

(b) the release of (i) Lux Finco from its obligations under the Loan Documents to which it is a party (including the Guaranty and Security Agreement) and (ii) any Lien on the assets of Lux Finco created pursuant to such Loan Documents and any Lien on the Equity Interests in Lux Finco created pursuant to the Lux Finco Parent Pledge Agreement, in each case so long as such release is made in connection with the Hungarian Finco Transaction, no Default exists or would result therefrom and the Indebtedness evidence by the Finco Notes is subordinated to the Obligations in a manner satisfactory to the Administrative Agent;

(c) the Administrative Agent executing such documents and taking such other actions as it shall deem necessary or desirable to effect the releases contemplated by the foregoing clause (b); and

(d) the New Finco not becoming a Subsidiary Guarantor and the Equity Interests in the New Finco not being pledged to secure the Obligations (except to the extent the pledge of such Equity Interests can be accomplished with the Guaranty and Security Agreement).

The consents are limited to the extent specifically set forth above and no other terms, covenants or provisions of the Loan Documents are intended to be effected hereby.

Section 3. Conditions Precedent. The effectiveness of this Amendment and the amendments, consents and other agreements contemplated hereby is subject to the satisfaction of the following conditions precedent (the date of such satisfaction, the “Effective Date”):

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(a) Documentation. The Administrative Agent shall have received (i) this Amendment, duly executed and delivered by the Borrowers, the Subsidiary Guarantors, the Administrative Agent and the Lenders, (ii) a replacement Revolving Credit Note in favor of each Lender requesting a Revolving Credit Note, duly executed and delivered by each Borrower and (iii) the Fee Letter, duly executed and delivered by the parties thereto.

(b) Legal Opinions. The Administrative Agent shall have received favorable opinions of counsel (including local counsel, as applicable) to the Credit Parties, addressed to the Administrative Agent and each Lender, as to such customary matters concerning the Credit Parties, the Loan Documents and such other matters as the Administrative Agent shall reasonably request (which such opinions shall expressly permit reliance by permitted successors and assigns of the Administrative Agent and the Lenders).

(c) PATRIOT Act, etc. The Administrative Agent and each Lender shall have received at least 5 Business Days prior to the Effective Date (i) all documentation and other information requested by the Administrative Agent or such Lender, as applicable, in order to comply with its obligations under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, and (ii) with respect to any Borrower (including, without limitation, any New Borrower) that qualifies as a “legal entity customer” under the Beneficial Ownership Regulation, a Beneficial Ownership Certification in relation to such Borrower.

(d) Responsible Officer’s Certificates. The Administrative Agent shall have received a certificate of a Responsible Officer of each New Borrower and of each other Person becoming a Subsidiary Guarantor on the Effective Date certifying as to the incumbency and genuineness of the signature of each officer of such Person executing the Loan Documents and certifying that attached thereto are true, correct and complete copies of (i) the Organization Documents of such Person (which, in the case of the articles or certificate of incorporation or formation (or equivalent), shall be certified as of a recent date by the appropriate Governmental Authority in its jurisdiction of incorporation, organization or formation (or equivalent), as applicable), (ii) resolutions duly adopted by the board of directors (or other governing body) of such Person authorizing and approving the transactions contemplated hereunder and the execution, delivery and performance of the Loan Documents to which it is a party and (iii) certificates as of a recent date of the good standing of such Person under the Laws of its jurisdiction of incorporation, organization or formation (or equivalent), as applicable.

(e) Joinder of Additional Subsidiary Guarantor. To the extent not otherwise delivered pursuant to the foregoing subsections (b), (c) and (d) above, the Administrative Agent shall have received all documents required by Section 6.14 of the Credit Agreement with respect to each Person becoming a Subsidiary Guarantor on the Effective Date.

(f) Legal Fees and Expenses. The Borrowers shall have paid all reasonable and documented out-of-pocket fees, charges and disbursements of counsel to the Administrative Agent (directly to such counsel if requested by the Administrative Agent) to the extent invoiced prior to the Effective Date.

The parties hereto acknowledge and agree that all financial reporting and all financial covenant calculations with respect to the period ending on or about June 30, 2019 shall be done in accordance with the Credit Agreement notwithstanding that this Amendment was not in effect as of such date.

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Section 4. Representations and Warranties.

(a) In order to induce the Administrative Agent and the Lenders to enter into this Amendment, each Credit Party (including, without limitation, each New Borrower) represents and warrants to the Administrative Agent and the Lenders as follows:

(i) The representations and warranties of each Borrower contained in Article V of the Credit Agreement and of each Credit Party contained in each other Loan Document are true and correct in all material respects (or, in the case of any such representation and warranty that is subject to materiality or Material Adverse Effect qualifications, in all respects) on and as of the Effective Date, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they are true and correct in all material respects (or, in the case of any such representation and warranty that is subject to materiality or Material Adverse Effect qualifications, in all respects) as of such earlier date, and except that for purposes of this Amendment, the representations and warranties contained in the first two sentences of Section 5.15 of the Credit Agreement shall be deemed to refer to the most recent statements furnished pursuant to Sections 6.01(a) and (b) of the Credit Agreement, respectively.

(ii) Since December 31, 2017, there has been no material adverse change in the properties, business, operations or financial condition of the Borrowers and their Subsidiaries and no event has occurred or condition arisen, either individually or in the aggregate, that could reasonably be expected to have a Material Adverse Effect.

(iii) No Default or Event of Default has occurred and is continuing or will exist after giving effect to this Amendment.

(b) In order to induce the Administrative Agent and the Lenders to enter into this Amendment, each Credit Party (including, without limitation, each New Borrower) represents and warrants to the Administrative Agent and the Lenders that this Amendment has been duly authorized, executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar state, provincial or federal or other Debtor Relief Laws from time to time in effect which affect the enforcement of creditors’ rights in general and the availability of equitable remedies.

Section 5. Joinder of New Borrowers.

(a) By its execution of this Amendment, Polyair Canada hereby (i) becomes a “Borrower” and a “Canadian Borrower” under the Credit Agreement with the same force and effect as if originally named therein as a “Borrower” and a “Canadian Borrower” and (ii) agrees to, and agrees that it is bound by, all of the terms and provisions of Credit Agreement applicable to it as a “Borrower” and a “Canadian Borrower” thereunder.

(b) By its execution of this Amendment, Polyair Corporation hereby (i) becomes a “Borrower” and a “U.S. Borrower” under the Credit Agreement with the same force and effect as if originally named therein as a “Borrower” and a “U.S. Borrower” and (ii) agrees to, and agrees that it is bound by, all of the terms and provisions of Credit Agreement applicable to it as a “Borrower” and a “U.S. Borrower” thereunder.

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(c) Without limitation of the foregoing, each New Borrower hereby (i) acknowledges and agrees to the terms and provisions of Section 10.21 of the Credit Agreement, including, without limitation, (ii) jointly and severally irrevocably and unconditionally accepts, not merely as a surety but also as a co-debtor, joint and several liability with the other Borrowers with respect to the payment and performance of all of the Obligations (it being the intention of the parties hereto that all the Obligations shall be the joint and several obligations of each of the Borrowers without preferences or distinction between them (except as otherwise contemplated in Section 10.21(b) of the Credit Agreement with respect to IPI) and (iii) acknowledges and agrees that each reference to a “Borrower” or a “Canadian Borrower” (in the case of Polyair Canada) or a “U.S. Borrower” (in the case of Polyair Corporation) in the Loan Documents shall be deemed to include each New Borrower.

Section 6. Designation of Unrestricted Subsidiaries. The Company hereby designates each of GPCP, Inc., a Delaware corporation (“GPCP”) and Intertape Polymer Japan GK, a godo kaisha (“Intertape Japan” and together with GPCP, the “New Unrestricted Subsidiaries”) as an “Unrestricted Subsidiary” and, as required by Section 2.17(a) of the Credit Agreement, hereby certifies that with respect to the designation of each New Unrestricted Subsidiary as an “Unrestricted Subsidiary”: (i) both immediately before and immediately after giving effect to such designation, no Default or Event of Default has occurred and is continuing, (ii) the Investment in such New Unrestricted Subsidiary is permitted as of the date hereof under Section 7.03(a) or (m) of the Credit Agreement (with the amount of such Investment being deemed to be the fair market value of the net assets of such Subsidiary as of the date hereof), (iii) such New Unrestricted Subsidiary has not been previously been designated as an “Unrestricted Subsidiary” pursuant to Section 2.17(a) of the Credit Agreement and re-designated as a “Restricted Subsidiary” pursuant to Section 2.17(b) of the Credit Agreement, (iv) such New Unrestricted Subsidiary (A) is not a Borrower or a Subsidiary Guarantor and (B) has no direct or indirect Subsidiaries that have not also been designated as “Unrestricted Subsidiaries”, (v) after giving effect to such designation, the Company and its Restricted Subsidiaries are in compliance with the financial covenants set forth in Section 7.15 of the Credit Agreement (calculated on a Pro Forma Basis pursuant to Section 1.03(c) of the Credit Agreement) and (vi) the Company and its Restricted Subsidiaries (excluding such New Unrestricted Subsidiary) represent on the date hereof, on a Consolidated basis (and without taking into account the assets or Consolidated EBITDA of any Unrestricted Subsidiary (including such New Unrestricted Subsidiary) or the value of any Investment therein) at least 90% of the Consolidated EBITDA of the Company and its Subsidiaries (with Consolidated EBITDA and the definitions used therein being measured for this purpose for the Company and all Subsidiaries, notwithstanding such definitions otherwise being for the Company and its Restricted Subsidiaries).

Section 7. Joinder of Additional U.S. Dollar Swing Line Lender. JPMorgan Chase Bank, N.A. hereby becomes a U.S. Dollar Swing Line Lender for all purposes under the Credit Agreement and the other Loan Documents and bound by all the terms, conditions, obligations, liabilities and undertakings of each U.S. Dollar Swing Line Lender or to which each U.S. Dollar Swing Line Lender is subject thereunder, all with the same force and effect as if it had originally signed the Credit Agreement as a “U.S. Dollar Swing Line Lender”.

Section 8. Miscellaneous.

(a) Ratification and Confirmation of Loan Documents. Each Credit Party hereby consents, acknowledges and agrees to the amendments, consents and other agreements set forth herein and hereby confirms and ratifies in all respects the Loan Documents to which such Credit Party is a party (including, without limitation, the continuation of its payment and performance obligations thereunder and the continuation of the liens granted under the Collateral Documents to secure the Obligations), in each case after giving effect to the amendments, consents and other agreements contemplated hereby.

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(b) Fees and Expenses. The Borrowers shall pay on demand all reasonable and documented out-of-pocket expenses incurred by the Administrative Agent in connection with the preparation, negotiation, execution, and delivery of this Amendment and any other documents prepared in connection herewith, including, without limitation, the reasonable and documented out-of-pocket fees, disbursements and other charges of counsel for the Administrative Agent, in each case, as set forth in Section 10.04(a) of the Credit Agreement.

(c) Headings. Section and subsection headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purpose or be given any substantive effect.

(d) Governing Law; Jurisdiction; Waiver of Jury Trial; Etc. This Amendment shall be governed by and construed in accordance with the laws of the State of New York, and shall be further subject to the provisions of Sections 10.14 and 10.15 of the Credit Agreement.

(e) Counterparts. This Amendment may be executed in any number of counterparts, each of which when executed and delivered shall be deemed to be an original, and all of which when taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page of this Amendment by facsimile or electronic transmission (including .pdf file) shall be effective as delivery of a manually executed counterpart hereof.

(f) Entire Agreement. This Amendment, together with the other Loan Documents (collectively, the “Relevant Documents”), sets forth the entire understanding and agreement of the parties hereto in relation to the subject matter hereof and supersedes any prior negotiations and agreements among the parties relating to such subject matter. No promise, condition, representation or warranty, express or implied, not set forth in the Relevant Documents shall bind any party hereto, and no such party has relied on any such promise, condition, representation or warranty. Each of the parties hereto acknowledges that, except as otherwise expressly stated in the Relevant Documents, no representations, warranties or commitments, express or implied, have been made by any party to the other in relation to the subject matter hereof or thereof. None of the terms or conditions of this Amendment may be changed, modified, waived or canceled orally or otherwise except in writing in accordance with Section 10.01 of the Credit Agreement. This Amendment is a Loan Document.

(g) Enforceability. Should any one or more of the provisions of this Amendment be determined to be illegal or unenforceable as to one or more of the parties hereto, all other provisions nevertheless shall remain effective and binding on the parties hereto.

(h) Successors and Assigns. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns (subject to Section 10.06 of the Credit Agreement).

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

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The following parties have caused this Amendment to be executed as of the date first written above.

BORROWERS:

INTERTAPE POLYMER GROUP INC.

By:	/s/
Name:	Jeffrey Crystal
Title:	Chief Financial Officer

INTERTAPE POLYMER CORP.

By:	/s/
Name:	Jeffrey Crystal
Title:	Senior Vice President of Finance and Treasurer

IPG (US) HOLDINGS INC.

By:	/s/
Name:	Jeffrey Crystal
Title:	Vice-President of Finance and Secretary

IPG (US) INC.

By:	/s/
Name:	Jeffrey Crystal
Title:	Vice-President of Finance and Secretary

INTERTAPE POLYMER INC.

By:	/s/
Name:	Jeffrey Crystal
Title:	Vice-President of Finance

POLYAIR CORPORATION

By:	/s/
Name:	Jeffrey Crystal
Title:	Senior Vice President – Finance, Treasurer

AMENDMENT NO. 1 TO CREDIT AGREEMENT AND LIMITED CONSENT Signature Page

POLYAIR CANADA LIMITED

By:	/s/
Name:	Jeffrey Crystal
Title:	Senior Vice President – Finance, Treasurer

AMENDMENT NO. 1 TO CREDIT AGREEMENT AND LIMITED CONSENT Signature Page

SUBSIDIARY GUARANTORS:

CANTECH INDUSTRIES, INC.

By:	/s/
Name:	Jeffrey Crystal
Title:	Vice-President of Finance and Secretary

BP ACQUISITION CORPORATION

By:	/s/
Name:	Jeffrey Crystal
Title:	Vice-President of Finance and Secretary

BETTER PACKAGES, INC.

By:	/s/
Name:	Jeffrey Crystal
Title:	Vice-President of Finance and Secretary

INTERTAPE POLYMER WOVEN USA INC.

By:	/s/
Name:	Jeffrey Crystal
Title:	Senior Vice President – Finance, Treasurer

AMENDMENT NO. 1 TO CREDIT AGREEMENT AND LIMITED CONSENT Signature Page

IPG Luxembourg Finance S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated under the laws of the Grand Duchy of Luxembourg, having its registered office at 20, rue des Peupliers, L-2328 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Register of Commerce and Companies under number B 189.244 and with a share capital of USD 4,578,831 (“Lux Finco”), as a Subsidiary Guarantor

By:	/s/
Name:	Jeffrey Crystal
Title:	Category A Manager

AMENDMENT NO. 1 TO CREDIT AGREEMENT AND LIMITED CONSENT Signature Page

ADMINISTRATIVE AGENT:

BANK OF AMERICA, N.A., as Administrative Agent

By:	/s/
Name:	Kyle D. Harding
Title:	Assistant Vice President

AMENDMENT NO. 1 TO CREDIT AGREEMENT AND LIMITED CONSENT Signature Page

LENDERS:

BANK OF AMERICA, N.A., as a Lender, an L/C Issuer, a U.S. Dollar Swing Line Lender and Canadian Dollar Swing Line Lender

By:	/s/
Name:	Cameron Cardozo
Title:	Senior Vice President

AMENDMENT NO. 1 TO CREDIT AGREEMENT AND LIMITED CONSENT Signature Page

BANK OF AMERICA, N.A., acting through its Canada Branch, as a Lender

By:	/s/
Name:	Medina Sales de Andrade
Title:	Vice President

AMENDMENT NO. 1 TO CREDIT AGREEMENT AND LIMITED CONSENT Signature Page

JPMORGAN CHASE BANK, N.A., as a Lender, a U.S. Dollar Swing Line Lender

By:	/s/
Name:	Gregory T. Martin
Title:	Executive Director

AMENDMENT NO. 1 TO CREDIT AGREEMENT AND LIMITED CONSENT Signature Page

BANK OF MONTREAL, as a Lender

By:	/s/
Name:	Thomas Hasenauer
Title:	Director

AMENDMENT NO. 1 TO CREDIT AGREEMENT AND LIMITED CONSENT Signature Page

NATIONAL BANK OF CANADA, as a Lender

By:	/s/
Name:	Alexandre Huot
Title:	Managing Director

By:	/s/
Name:	Naomi Bilodeau
Title:	Director

AMENDMENT NO. 1 TO CREDIT AGREEMENT AND LIMITED CONSENT Signature Page

ROYAL BANK OF CANADA, as a Lender

By:	/s/
Name:	Frederic Yale-Leduc
Title:	Authorized Signatory

AMENDMENT NO. 1 TO CREDIT AGREEMENT AND LIMITED CONSENT Signature Page

THE TORONTO-DOMINION BANK, as a Lender

By:	/s/
Name:	Peter Chudak
Title:	Vice President

By:	/s/
Name:	Matthew Hendel
Title: Managing Director

THE TORONTO-DOMINION BANK, NEW YORK BRANCH, as a Lender

By:	/s/
Name:	Michael Borowiecki
Title:	Authorized Signatory

AMENDMENT NO. 1 TO CREDIT AGREEMENT AND LIMITED CONSENT Signature Page

HSBC BANK USA, N.A., as a Lender

By:	/s/
Name:	Peter Hart
Title:	SVP

AMENDMENT NO. 1 TO CREDIT AGREEMENT AND LIMITED CONSENT Signature Page

REGIONS BANK, as a Lender

By:	/s/
Name:	Matthew N. Walt
Title:	Director

AMENDMENT NO. 1 TO CREDIT AGREEMENT AND LIMITED CONSENT Signature Page

Exhibit A

(to Amendment No. 1 to Loan Documents)

See attached.

Exhibit B

(to Amendment No. 1 to Loan Documents)

See attached.

ANNEX I

COMMITMENTS AND APPLICABLE PERCENTAGES

Lender	Term Commitment	Applicable Percentage of Term Commitment	Revolving Credit Commitment	Applicable Percentage of Revolving Credit Commitment	U.S. Dollar Swing Line Sublimit	Canadian Dollar Swing Line Sublimit	Letter of Credit Sublimit
Bank of America, N.A.	$38,333,333.31	19.166666655%	$76,666,666.69	19.166666673%	$10,000,000.00	$23,000,000.00	$50,000,000.00
Bank of Montreal	$31,666,666.67	15.833333335%	$63,333,333.33	15.833333333%	$0.00	$0.00	$0.00
JPMorgan Chase Bank, N.A.	$31,666,666.67	15.833333335%	$63,333,333.33	15.833333333%	$20,000,000.00	$0.00	$0.00
National Bank of Canada	$31,666,666.67	15.833333335%	$63,333,333.33	15.833333333%	$0.00	$0.00	$0.00
Royal Bank of Canada	$31,666,666.67	15.833333335%	$63,333,333.33	15.833333333%	$0.00	$0.00	$0.00
The Toronto-Dominion Bank	$11,666,666.67	5.833333335%	$23,333,333.33	5.833333333%	$0.00	$0.00	$0.00
HSBC Bank USA, N.A.	$11,666,666.67	5.833333335%	$23,333,333.33	5.833333333%	$0.00	$0.00	$0.00
Regions Bank	$11,666,666.67	5.833333335%	$23,333,333.33	5.833333333%	$0.00	$0.00	$0.00

Total	$200,000,000.00	100.000000000%	$400,000,000.00	100.000000000%	$30,000,000.00	$23,000,000.00	$50,000,000.00

~~EXECUTION VERSION~~EXHIBIT A

Published CUSIP Number: C4800UAA2

Revolving Credit Facility CUSIP Number: C4800UAC8

Term Facility CUSIP Number: C4800UAB0

CREDIT AGREEMENT

(as amended by Amendment No. 1 to Credit Agreement dated as of July 17, 2019)

Dated as of June 14, 2018

among

INTERTAPE POLYMER GROUP INC.,

INTERTAPE POLYMER INC.,

IPG (US) HOLDINGS INC.,

IPG (US) INC.,

~~and~~

INTERTAPE POLYMER CORP.,

POLYAIR CORPORATION

and

POLYAIR CANADA LIMITED,

as the Borrowers,

BANK OF AMERICA, N.A.,

as Administrative Agent, Canadian Dollar Swing Line Lender,

a U.S. Dollar Swing Line Lender and

an L/C Issuer,

JPMORGAN CHASE BANK, N.A., as a U.S. Dollar Swing Line Lender,

and

The Other Lenders Party Hereto

BMO CAPITAL MARKETS CORP.,

~~J.P. MORGAN SECURITIES LLC,~~JPMORGAN CHASE BANK, N.A.,

NATIONAL BANK OF CANADA

and

RBC CAPITAL MARKETS,

as Co-Syndication Agents

~~BANK OF AMERICA MERRILL LYNCH,~~BOFA SECURITIES, INC.,

BMO CAPITAL MARKETS CORP.,

~~J.P. MORGAN SECURITIES LLC,~~JPMORGAN CHASE BANK, N.A.,

NATIONAL BANK OF CANADA

and

RBC CAPITAL MARKETS,

as Joint Lead Arrangers and Joint Bookrunners

TABLE OF CONTENTS

Section		Page
ARTICLE I DEFINITIONS AND ACCOUNTING TERMS		~~1~~

1.01	Defined Terms	1
1.02	Other Interpretive Provisions	~~49~~40
1.03	Accounting Terms	~~40~~41
1.04	Rounding	~~41~~42
1.05	Exchange Rates; Currency Equivalents	~~41~~42
1.06	Additional Alternative Currencies	~~41~~43
1.07	Change of Currency	~~42~~43
1.08	Times of Day	~~42~~44
1.09	Letter of Credit Amounts	~~42~~44
1.10	Limited Conditionality Acquisitions	~~42~~44

ARTICLE II THE COMMITMENTS AND CREDIT EXTENSIONS		~~44~~

2.01	The Loans	~~44~~45
2.02	Borrowings, Conversions and Continuations of Loans	~~44~~46
2.03	Letters of Credit	~~46~~48
2.04	Swing Line Loans	~~55~~57
2.05	Prepayments	~~58~~61
2.06	Termination or Reduction of Commitments	~~60~~63
2.07	Repayment of Loans	~~61~~64
2.08	Interest	~~61~~64
2.09	Fees	~~62~~65
2.10	Computation of Interest and Fees; Retroactive Adjustments of Applicable Rate	~~63~~66
2.11	Evidence of Debt	~~63~~66
2.12	Payments Generally; Administrative Agent’s Clawback	~~64~~67
2.13	Sharing of Payments by Lenders	~~65~~69
2.14	Cash Collateral	~~66~~69
2.15	Defaulting Lenders	~~67~~70
2.16	Incremental Commitments	~~69~~72
2.17	Designation of Unrestricted and Restricted Subsidiaries	~~72~~75

ARTICLE III TAXES, YIELD PROTECTION AND ILLEGALITY		~~73~~

3.01	Taxes	~~73~~76
3.02	Illegality	~~77~~80
3.03	Inability to Determine Rates	~~78~~81
3.04	Increased Costs; Reserves on Eurocurrency Rate Loans	~~80~~83
3.05	Compensation for Losses	~~81~~84
3.06	Mitigation Obligations; Replacement of Lenders	~~82~~85
3.07	Survival	~~82~~85

ARTICLE IV CONDITIONS PRECEDENT TO CREDIT EXTENSIONS		~~82~~

4.01	Conditions of Initial Credit Extension	~~82~~86
4.02	Conditions to All Credit Extensions	~~85~~89

ARTICLE V REPRESENTATIONS AND WARRANTIES		~~86~~

5.01	Organization; Power; Qualification	~~86~~89
5.02	Ownership	~~87~~90

-i-

5.03	Authorization; Enforceability	~~87~~90
5.04	Compliance of Agreement, Loan Documents and Borrowing with Laws, Etc.	~~87~~90
5.05	Compliance with Law; Governmental Approvals	~~87~~91
5.06	Tax Returns and Payments	~~88~~91
5.07	Intellectual Property Matters	~~88~~91
5.08	Environmental Matters	~~88~~91
5.09	Employee Benefit Matters	~~89~~92
5.10	Margin Stock	~~91~~94
5.11	Government Regulation	~~91~~94
5.12	Material Contracts	~~91~~94
5.13	Employee Relations	~~91~~94
5.14	Burdensome Provisions	~~92~~94
5.15	Financial Statements	~~92~~95
5.16	No Material Adverse Change	~~92~~95
5.17	Solvency	~~92~~95
5.18	Litigation	~~92~~95
5.19	OFAC; Anti-Corruption; Anti-Money Laundering	~~92~~95
5.20	Absence of Defaults	~~93~~96
5.21	Senior Indebtedness Status	~~93~~96
5.22	Disclosure	~~93~~96
5.23	Representations as to Non-U.S.	~~93~~96
5.24	Insurance	~~94~~97
5.25	EEA Financial Institutions	~~94~~97
5.26	Beneficial Ownership Certification	~~94~~97

ARTICLE VI AFFIRMATIVE COVENANTS		~~94~~

6.01	Financial Statements and Budgets	~~94~~97
6.02	Certificates; Other Reports	~~95~~98
6.03	Notice of Litigation and Other Matters	~~97~~100
6.04	Preservation of Corporate Existence and Related Matters	~~98~~101
6.05	Maintenance of Property and Licenses	~~98~~101
6.06	Insurance	~~99~~101
6.07	Accounting Methods and Financial Records	~~99~~102
6.08	Payment of Taxes and Other Obligations	~~99~~102
6.09	Compliance with Laws and Approvals	~~99~~102
6.10	Environmental Laws	~~99~~102
6.11	Compliance with ERISA; Canadian Pension Plans	~~100~~103
6.12	Compliance with Material Contracts	~~100~~103
6.13	Visits and Inspections	~~100~~103
6.14	Additional Subsidiaries	~~101~~104
6.15	Use of Proceeds	~~102~~105
6.16	Further Assurances	~~103~~105
6.17	Anti-Corruption Laws; Anti-Money Laundering Laws	~~103~~106
6.18	Post-Closing Matters	~~103~~106
6.19	Approvals and Authorizations	~~103~~106

ARTICLE VII NEGATIVE COVENANTS		~~104~~

7.01	Indebtedness	~~104~~106
7.02	Liens	~~105~~108
7.03	Investments	~~107~~110

-ii-

7.04	Fundamental Changes	~~109~~111
7.05	Asset Dispositions	~~110~~112
7.06	Restricted Payments	~~110~~113
7.07	Transactions with Affiliates	~~112~~114
7.08	Accounting Changes; Organizational Documents	~~112~~115
7.09	Payments and Modifications of Certain Indebtedness	~~112~~115
7.10	No Further Negative Pledges; Restrictive Agreements	~~113~~116
7.11	Nature of Business	~~114~~117
7.12	Amendments of Other Documents	~~114~~117
7.13	Sale Leasebacks	~~114~~117
7.14	Lux Finco	~~115~~117
7.15	Financial Covenants	~~115~~117
7.16	Canadian Pension Plans	~~115~~118
7.17	Disposal of Subsidiary Interests	~~116~~118
7.18	Indian Holdco	~~116~~118
7.19	Use of Proceeds	~~116~~118

ARTICLE VIII EVENTS OF DEFAULT AND REMEDIES		~~117~~

8.01	Events of Default	~~117~~119
8.02	Remedies upon Event of Default	~~119~~121
8.03	Application of Funds	~~120~~122

ARTICLE IX ADMINISTRATIVE AGENT		~~121~~

9.01	Appointment and Authority	~~121~~124
9.02	Rights as a Lender	~~122~~124
9.03	Exculpatory Provisions	~~122~~124
9.04	Reliance by Administrative Agent	~~123~~125
9.05	Delegation of Duties	~~123~~126
9.06	Resignation of Administrative Agent	~~124~~126
9.07	Non-Reliance on Administrative Agent and Other Lenders	~~125~~128
9.08	No Other Duties, Etc.	~~125~~128
9.09	Administrative Agent May File Proofs of Claim; Credit Bidding	~~125~~128
9.10	Collateral and Guaranty Matters	129
9.11	Secured Cash Management Agreements and Secured Hedge Agreements	~~127~~130
9.12	No Lender is an Employee Benefit Plan	~~127~~130
9.13	Appointment for the Province of Quebec	~~129~~132

ARTICLE X MISCELLANEOUS		~~130~~

10.01	Amendments, Etc.	~~130~~132
10.02	Notices; Effectiveness; Electronic Communications	~~131~~134
10.03	No Waiver; Cumulative Remedies; Enforcement	~~133~~135
10.04	Expenses; Indemnity; Damage Waiver	~~134~~136
10.05	Payments Set Aside	~~135~~138
10.06	Successors and Assigns	~~136~~138
10.07	Treatment of Certain Information; Confidentiality	~~141~~143
10.08	Right of Setoff	~~142~~144
10.09	Interest Rate Limitation	~~142~~145
10.10	Counterparts; Integration; Effectiveness	~~143~~145
10.11	Survival of Representations and Warranties	~~143~~146
10.12	Severability	~~144~~146

-iii-

10.13	Replacement of Lenders	~~144~~146
10.14	Governing Law; Jurisdiction; Etc.	~~144~~147
10.15	Waiver of Jury Trial	~~145~~148
10.16	No Advisory or Fiduciary Responsibility	~~146~~148
10.17	Electronic Execution of Assignments and Certain Other Documents	~~146~~148
10.18	USA PATRIOT Act	~~146~~149
10.19	Judgment Currency	~~147~~149
10.20	Inconsistencies with Other Documents	~~147~~149
10.21	Joint and Several Obligations	~~147~~149
10.22	Quebec Interpretation	~~149~~151
10.23	Acknowledgment and Consent to Bail-In of EEA Financial Institutions	~~149~~151
~~SIGNATURES~~		~~S-1~~

-iv-

ANNEXES

I	Commitments and Applicable Percentages
II	Term Loan Facility Amortization Schedule

SCHEDULES

1.01	Existing Letters of Credit
2.17	Initial Unrestricted Subsidiaries
5.01	Jurisdictions of Organization
5.02	Subsidiaries and Capitalization
5.06	Tax Matters
5.08	Environmental Matters
5.09	ERISA Plans; Canadian Pension Plans
5.13	Labor and Collective Bargaining Agreements
6.18	Post-Closing Matters
7.01	Existing Indebtedness
7.02	Existing Liens
7.03(a)(ii)	Existing Loans, Advances and Investments
7.03(k)	Existing Investments in Indian Investment Entities
7.07	Existing Transactions with Affiliates
10.02	Administrative Agent’s Office, Certain Addresses for Notices

EXHIBITS

Form of

A	Committed Loan Notice
B	Swing Line Loan Notice
C-1	Term Note
C-2	Revolving Credit Note
D	Compliance Certificate
E	Assignment and Assumption
F	United States Tax Compliance Certificate

-v-

CREDIT AGREEMENT

This CREDIT AGREEMENT (“Agreement”) is entered into as of June 14, 2018, among INTERTAPE POLYMER GROUP INC., a corporation organized under the Canada Business Corporations Act (the “Company” and a “Canadian Borrower”), INTERTAPE POLYMER INC., a corporation organized under the Canada Business Corporations Act (“IPI” and a “Canadian Borrower”), POLYAIR CANADA LIMITED, a corporation organized under the Ontario Business Corporations Act (“Polyair Canada” and a “Canadian Borrower” and together with the Company and IPI, collectively, the “Canadian Borrowers”), IPG (US) HOLDINGS INC., a Delaware corporation (“IPG (US) Holdings” and a “U.S. Borrower”), IPG (US) INC., a Delaware corporation (“IPG (US)” and a “U.S. Borrower”), INTERTAPE POLYMER CORP., a Delaware corporation (“IPC” and a “U.S. Borrower”), POLYAIR CORPORATION, a Delaware corporation (“Polyair Corporation” and a “U.S. Borrower” and together with IPG (US) Holdings ~~and~~, IPG (US) and IPC, collectively, the “U.S. Borrowers” and together with the Canadian Borrowers, collectively, the “Borrowers” and each, individually, a “Borrower”), each lender from time to time party hereto (collectively, the “Lenders” and individually, a “Lender”) ~~and~~, BANK OF AMERICA, N.A., as Administrative Agent, Canadian Dollar Swing Line Lender, a U.S. Dollar Swing Line Lender and an L/C Issuer and JPMORGAN CHASE BANK, N.A., as a U.S. Dollar Swing Line Lender.

The Borrowers have requested that the Lenders provide certain credit facilities, and the Lenders are willing to do so on the terms and subject to the conditions set forth herein.

In consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE I

DEFINITIONS AND ACCOUNTING TERMS

1.01 Defined Terms. As used in this Agreement, the following terms shall have the meanings set forth below:

“Acceptance Credit” means a commercial Letter of Credit in which an L/C Issuer engages with the beneficiary of such Letter of Credit to accept a time draft.

“Administrative Agent” means Bank of America (or any of its designated branch offices or affiliates, including without limitation Bank of America, N.A. Canada Branch) in its capacity as administrative agent under any of the Loan Documents, or any successor administrative agent.

“Administrative Agent’s Office” means, with respect to any currency, the Administrative Agent’s address and, as appropriate, account as set forth on Schedule 10.02, with respect such currency, or such other address or account with respect to such currency as the Administrative Agent may from time to time notify to the Company and the Lenders.

“Administrative Questionnaire” means an administrative questionnaire in a form supplied or approved by the Administrative Agent.

“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Aggregate Commitments” means the Commitments of all the Lenders.

“Agreement” means this Credit Agreement.

“Agreement Currency” has the meaning specified in Section 10.19.

“Alternative Currency” means each of the following currencies: Canadian Dollars, Euro, Sterling and each other currency (other than Dollars) that is approved in accordance with Section 1.06.

“Alternative Currency Equivalent” means, at any time, with respect to any amount denominated in Dollars, the equivalent amount thereof in the applicable Alternative Currency as determined by the Administrative Agent, the applicable L/C Issuer or the Canadian Dollar Swing Line Lender, as the case may be, at such time on the basis of the Spot Rate (determined in respect of the most recent Revaluation Date) for the purchase of such Alternative Currency with Dollars.

“Alternative Currency Sublimit” means an amount equal to the lesser of (a) $150,000,000 and (b) the Revolving Credit Facility. The Alternative Currency Sublimit is part of, and not in addition to, the Revolving Credit Facility.

“Amendment No. 1 Effective Date” means July 17, 2019.

“Anti-Money Laundering Laws” means any and all laws, statutes, regulations or obligatory government orders, decrees, ordinances or rules applicable to any Credit Party or any Subsidiary thereof related to terrorism financing or money laundering, including any applicable provision of the Act and The Currency and Foreign Transactions Reporting Act (also known as the “Bank Secrecy Act,” 31 U.S.C. §§ 5311-5330 and 12U.S.C. §§ 1818(s), 1820(b) and 1951-1959).

“Applicable Law” means all applicable provisions of constitutions, laws, statutes, ordinances, rules, treaties, regulations, permits, licenses, approvals, interpretations and orders of courts or Governmental Authorities and all orders and decrees of all courts and arbitrators.

“Applicable Percentage” means (a) in respect of the Term Facility, with respect to any Term Lender at any time, the percentage (carried out to the ninth decimal place) of the sum of the aggregate unused Term Commitments (if any) plus the outstanding Term Loans represented by the sum of such Lender’s unused Term Commitment (if any) plus such Lender’s outstanding Term Loan at such time and (b) in respect of the Revolving Credit Facility, with respect to any Revolving Credit Lender at any time, the percentage (carried out to the ninth decimal place) of the Revolving Credit Facility represented by such Revolving Credit Lender’s Revolving Credit Commitment at such time, subject to adjustment as provided in Section 2.15. If the commitment of each Revolving Credit Lender to make Revolving Credit Loans and the obligation of the L/C ~~Issuer~~Issuers to make L/C Credit Extensions have been terminated pursuant to Section 8.02, or if the Revolving Credit Commitments have expired, then the Applicable Percentage of each Revolving Credit Lender in respect of the Revolving Credit Facility shall be determined based on the Applicable Percentage of such Revolving Credit Lender in respect of the Revolving Credit Facility most recently in effect, giving effect to any subsequent assignments. The initial Applicable Percentage of each Lender in respect of each Facility is set forth opposite the name of such Lender on Annex I or in the Assignment and Assumption pursuant to which such Lender becomes a party hereto, as applicable.

“Applicable Rate” means (a) from the Closing Date to the date on which the Administrative Agent receives a Compliance Certificate pursuant to Section 6.02(a) for the fiscal quarter ending June 30, 2018, 2.00% per annum for Eurocurrency Rate Loans and Letter of Credit Fees, 1.00% per annum for Base Rate Loans and Canadian Prime Rate Loans and 0.30% per annum for the Commitment Fee and (b) thereafter, the applicable percentage per annum set forth below determined by reference to the Consolidated Secured Net Leverage Ratio as set forth in the most recent Compliance Certificate received by the Administrative Agent pursuant to Section 6.02(a):

Pricing Level	Consolidated Secured Net Leverage Ratio	Eurocurrency Rate Loans / Letter of Credit Fees and BA Fees	Base Rate Loans / Canadian Prime Rate Loans	Commitment Fee
1	≤ ~~1.00~~1.20 to 1.00	1.25%	0.25%	0.15%
2	> ~~1.00~~1.20 to 1.00 but ≤ ~~1.50~~1.70 to 1.00	1.50%	0.50%	0.20%
3	> ~~1.50~~1.70 to 1.00 but ≤ ~~2.00~~2.20 to 1.00	1.75%	0.75%	0.25%
4	> ~~2.00~~2.20 to 1.00 but ≤ ~~2.50~~2.70 to 1.00	2.00%	1.00%	0.30%
5	> ~~2.50~~2.70 to 1.00 but ≤ ~~3.00~~3.20 to 1.00	2.25%	1.25%	0.30%
6	> ~~3.00~~3.20 to 1.00	2.50%	1.50%	0.30%

Any increase or decrease in the Applicable Rate resulting from a change in the Consolidated Secured Net Leverage Ratio shall become effective as of the fifth Business Day immediately following the date a Compliance Certificate is delivered pursuant to Section 6.02(a); provided, however, that if a Compliance Certificate is not delivered when due in accordance with such Section, then, upon the request of the Required Lenders, Pricing Level 6 shall apply as of the first Business Day after the date on which such Compliance Certificate was required to have been delivered and in each case shall remain in effect until the date on which such Compliance Certificate is delivered.

Notwithstanding anything to the contrary contained in this definition, the determination of the Applicable Rate for any period shall be subject to the provisions of Section 2.10(b).

“Applicable Revolving Credit Percentage” means with respect to any Revolving Credit Lender at any time, such Revolving Credit Lender’s Applicable Percentage in respect of the Revolving Credit Facility at such time.

“Applicable Time” means, with respect to any borrowings and payments in any Alternative Currency, the local time in the place of settlement for such Alternative Currency as may be determined by the Administrative Agent, the applicable L/C Issuer or the Canadian Dollar Swing Line Lender, as the case may be, to be necessary for timely settlement on the relevant date in accordance with normal banking procedures in the place of payment.

“Appropriate Lender” means, at any time, (a) with respect to any of the Term Facility or the Revolving Credit Facility, a Lender that has a Commitment with respect to such Facility or holds a Term Loan or a Revolving Credit Loan, respectively, at such time, (b) with respect to the Letter of Credit Sublimit, (i) the L/C ~~Issuer~~Issuers and (ii) if any Letters of Credit or Bankers’ Acceptances have been issued pursuant to Section  ~~2.03(a),~~2.03, the Revolving Credit Lenders and (c) with respect to either Swing Line Sublimit, (i) the Canadian Dollar Swing Line Lender or the U.S. Dollar Swing Line ~~Lender~~Lenders, as applicable, and (ii) if any Swing Line Loans are outstanding pursuant to Section 2.04(a), the Revolving Credit Lenders.

“Approved Fund” means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

“Arranger” means BofA Securities, Inc. (as successor to Merrill Lynch, Pierce, Fenner & Smith~~, Incorporated (or any other registered broker-dealer wholly-owned by Bank of America Corporation to which all or substantially all of Bank of America Corporation’s or any of its subsidiaries’ investment banking, commercial lending services or related businesses may be transferred following the date of this Agreement), in its capacity as sole lead arranger and sole bookrunner~~ Incorporated).

“Asset Disposition” means the sale, transfer, license, lease or other disposition of any Property (including any disposition of Equity Interests) by any Credit Party or any Restricted Subsidiary thereof (or the granting of any option or other right to do any of the foregoing), and any issuance of Equity Interests by any Restricted Subsidiary of the Company to any Person that is not a Credit Party or any Restricted Subsidiary thereof. The term “Asset Disposition” shall not include (a) the sale of inventory in the ordinary course of business, (b) the transfer of assets to any Borrower or any Subsidiary Guarantor pursuant to any other transaction permitted pursuant to Section 7.04, (c) the write-off, discount, sale or other disposition of defaulted or past-due receivables and similar obligations in the ordinary course of business and not undertaken as part of an accounts receivable financing transaction, (d) the disposition of any Hedge Agreement, (e) dispositions of Investments in cash and Cash Equivalents, (f) the transfer by any Credit Party of its assets to any other Credit Party, (g) the transfer by any Non-Guarantor Subsidiary of its assets to any Credit Party (provided that in connection with any transfer, such Credit Party shall not pay more than an amount equal to the fair market value of such assets as determined by such Credit Party in good faith at the time of such transfer) and (h) the transfer by any Non-Guarantor Subsidiary of its assets to any other Non-Guarantor Subsidiary.

“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an Eligible Assignee (with the consent of any party whose consent is required by Section 10.06(b)), and accepted by the Administrative Agent, in substantially the form of Exhibit E or any other form (including electronic documentation generated by use of an electronic platform) approved by the Administrative Agent.

“Attributable Indebtedness” means, on any date of determination, (a) in respect of any ~~Capital~~Finance Lease of any Person, the capitalized amount thereof that would appear on a balance sheet of such Person prepared as of such date in accordance with IFRS, and (b) in respect of any Synthetic Lease, the capitalized amount or principal amount of the remaining lease payments under the relevant lease that would appear on a balance sheet of such Person prepared as of such date in accordance with IFRS if such lease were accounted for as a ~~Capital~~Finance Lease.

“Auto-Extension Letter of Credit” has the meaning specified in Section 2.03(b)(iii).

“Autoborrow Agreement” has the meaning specified in Section 2.04(b).

“Availability Period” means the period from and including the Closing Date to the earliest of (a) the Maturity Date for the Revolving Credit Facility, (b) the date of termination of the Revolving Credit Commitments pursuant to Section 2.06, and (c) the date of termination of the commitment of each Revolving Credit Lender to make Revolving Credit Loans and of the obligation of the L/C ~~Issuer~~Issuers to make L/C Credit Extensions pursuant to Section 8.02.

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.

“Bail-In Legislation” means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule.

“BA Fee” has the meaning specified in Section 2.03(h).

“Bank of America” means Bank of America, N.A. and its successors.

“Bankers’ Acceptance” means a time draft drawn by the beneficiary under a commercial Letter of Credit and accepted by the applicable L/C Issuer upon presentation of documents by the beneficiary of an Acceptance Credit pursuant to Section 2.03, in the standard form for bankers’ acceptances of the applicable L/C Issuer.

“Bankers’ Acceptance Obligations” means the total amount of all Bankers’ Acceptances from time to time outstanding and all obligations of the Credit Parties to reimburse the applicable L/C Issuer (by payment to the Administrative Agent) for its acceptance of any drafts drawn under any Bankers’ Acceptance.

“Bankruptcy Code” means the Bankruptcy Code in Title 11 of the United States Code.

“Base Rate” means for any day a fluctuating rate per annum equal to the highest of (a) the Federal Funds Rate plus 1/2 of 1%, (b) the rate of interest in effect for such day as publicly announced from time to time by Bank of America as its “prime rate”, and (c) the Eurocurrency Rate plus 1.00%. The “prime rate” is a rate set by Bank of America based upon various factors including Bank of America’s costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced rate. Any change in such prime rate announced by Bank of America shall take effect at the opening of business on the day specified in the public announcement of such change. Notwithstanding the foregoing, if the Base Rate shall be less than zero, such rate shall be deemed zero for purposes of this Agreement.

“Base Rate Loan” means a Revolving Credit Loan, a Term Loan or a Swing Line Loan that bears interest based on the Base Rate. All Base Rate Loans shall be denominated in Dollars.

“Baseline Financial Statements” means the audited Consolidated balance sheet of the Company and its Subsidiaries for the Fiscal Year ended December 31, 2017, and the related Consolidated statements of income or operations, shareholders’ equity and cash flows for such Fiscal Year of the Company and its Subsidiaries, including the notes thereto.

“Beneficial Ownership Certification” means a certification regarding beneficial ownership required by the Beneficial Ownership Regulation, which certification shall be substantially similar in form and substance to the form of Certification Regarding Beneficial Owners of Legal Entity Customers published jointly, in May 2018, by the Loan Syndications and Trading Association and Securities Industry and Financial Markets Association.

“Beneficial Ownership Regulation” means 31 C.F.R. § 1010.230.

“Benefit Plan” means any of (a) an “employee benefit plan” (as defined in Section 3(3) of ERISA) that is subject to Title I of ERISA, (b) a “plan” as defined in Section 4975 of the Code or (c) any Person whose assets include (for purposes of ERISA Section 3(42) or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such “employee benefit plan” or “plan”.

“Borrower” and “Borrowers” each has the meaning specified in the introductory paragraph hereto.

“Borrower Materials” has the meaning specified in Section 6.02.

“Borrowing” means a Revolving Credit Borrowing, a Swing Line Borrowing or a Term Borrowing, as the context may require.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks are authorized to close under the Applicable Laws of, or are in fact closed in, the state where the Administrative Agent’s Office with respect to Obligations denominated in Dollars is located and:

(a) if such day relates to any interest rate settings as to a Eurocurrency Rate Loan denominated in Dollars, any fundings, disbursements, settlements and payments in Dollars in respect of any such Eurocurrency Rate Loan, or any other dealings in Dollars to be carried out pursuant to this Agreement in respect of any such Eurocurrency Rate Loan, means any such day that is also a London Banking Day;

(b) if such day relates to any interest rate settings as to a Eurocurrency Rate Loan denominated in Euro, any fundings, disbursements, settlements and payments in Euro in respect of any such Eurocurrency Rate Loan, or any other dealings in Euro to be carried out pursuant to this Agreement in respect of any such Eurocurrency Rate Loan, means a TARGET Day;

(c) if such day relates to any interest rate settings as to a Eurocurrency Rate Loan denominated in a currency other than Dollars or Euro, means any such day on which dealings in deposits in the relevant currency are conducted by and between banks in the London or other applicable offshore interbank market for such currency; and

(d) if such day relates to any fundings, disbursements, settlements and payments in a currency other than Dollars or Euro in respect of a Eurocurrency Rate Loan denominated in a currency other than Dollars or Euro, or any other dealings in any currency other than Dollars or Euro to be carried out pursuant to this Agreement in respect of any such Eurocurrency Rate Loan (other than any interest rate settings), means any such day on which banks are open for foreign exchange business in the principal financial center of the country of such currency.

“Canadian Borrower” and “Canadian Borrowers” each has the meaning specified in the introductory paragraph hereto.

“Canadian Credit Party” means any Credit Party that is a Canadian Person.

“Canadian Dollar” and “C$” mean the lawful currency of Canada.

“Canadian Dollar Swing Line Lender” means Bank of America (or any of its designated branch offices or affiliates, including without limitation Bank of America, N.A. Canada Branch) in its capacity as a provider of Canadian Dollar Swing Line Loans or any successor thereto in its capacity as a provider of Canadian Dollar Swing Line Loans hereunder, with the commitment of the Canadian Dollar Swing Line Lender as set forth on Annex I.

“Canadian Dollar Swing Line Loan” has the meaning specified in Section 2.04(a).

“Canadian Dollar Swing Line Sublimit” means an amount equal to the lesser of (a) $23,000,000 and (b) the Revolving Credit Facility. The Canadian Dollar Swing Line Sublimit is part of, and not in addition to, the Revolving Credit Facility.

“Canadian Guaranty and Security Agreement” means the Canadian Guaranty and Security Agreement of even date herewith executed by the Canadian Credit Parties in favor of the Administrative Agent, for the ratable benefit of the Secured Parties, which shall be in form and substance acceptable to the Administrative Agent.

“Canadian Multi-Employer Plan” means any Canadian Pension Plan, to which a Credit Party is required to contribute pursuant to a collective agreement or participation agreement but which is not administered or sponsored by a Credit Party.

“Canadian Pension Event” means (a) the termination in whole or in part of any Defined Benefit Plan if such plan would have a solvency deficiency or wind up deficiency on termination or the institution of proceedings by any Governmental Authority to terminate in whole or in part or have a trustee appointed to administer a Canadian Pension Plan, (b) a change in the funded status of a Canadian Pension Plan that could reasonably be expected to have a Material Adverse Effect, (c) the occurrence of an event under the Canadian Tax Act that could reasonably be expected to affect the registered status of any Canadian Pension Plan and have a Material Adverse Effect, (d) the receipt by any Credit Party of any order or notice of intention to issue an order from the applicable pension standards regulator or Canada Revenue Agency that could reasonably be expected to affect the registered status or cause the termination (in whole or in part) of any Defined Benefit Plan, (e) the receipt of notice by any Credit Party from the administrator, the funding agent or any other Person of any failure to remit contributions to a Canadian Pension Plan, which failure could reasonably be expected to have a Material Adverse Effect, (f) the adoption of any amendment to a Canadian Pension Plan that would require the provision of security pursuant to the requirements of any Applicable Law, (g) the liability of any Credit Party arising from the withdrawal or partial withdrawal by any Credit Party from a Canadian Pension Plan, which liability could reasonably be expected to have a Material Adverse Effect, (h) the issuance of either any order (including any order to remit delinquent contributions) or charges that may give rise to the imposition of any fines or penalties in respect of any Canadian Pension Plan or the issuance of such fines or penalties, which fines or penalties could reasonably be expected to have a Material Adverse Effect, or (i) any other extraordinary event or condition with respect to a Canadian Pension Plan that could reasonably be expected to result in a Lien or any acceleration of any statutory requirements to fund all or a substantial portion of the unfunded accrued benefit liabilities of such plan.

“Canadian Pension Plan” means any plan, program or arrangement that is a pension plan for the purposes of any applicable pension benefits legislation or any tax laws of Canada or a province or territory thereof, whether or not registered under any such laws, which is maintained, sponsored, administered or contributed to by, or to which there is or may be an obligation to contribute by, any Credit Party in respect of any Person’s employment in Canada with such Credit Party, it being understood that “Canadian Pension Plan” does not include the Canada Pension Plan administered by the federal government of Canada or the Quebec Pension Plan administered by the Province of Quebec.

“Canadian Person” means any Person that is formed under the laws of Canada or any province thereof.

“Canadian Prime Rate” means for any day a fluctuating rate per annum equal to the higher of (a) the rate of interest in effect for such day as quoted or established from time to time by Bank of America as its “prime rate” for commercial loans in Canadian Dollars in Canada to its Canadian borrowers (adjusted automatically with each quoted or established change in such rate, all without the necessity of any notice to any Borrower or any other Person) and (b) CDOR for a 30-day term plus 0.50%. The “prime rate” is a rate set by Bank of America based upon various factors including Bank of America’s costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced rate. Notwithstanding the foregoing, if the Canadian Prime Rate shall be less than zero, such rate shall be deemed zero for purposes of this Agreement.

“Canadian Prime Rate Loan” means a Canadian Dollar Swing Line Loan that bears interest based on the Canadian Prime Rate. All Canadian Prime Rate Loans shall be denominated in Canadian Dollars.

“Canadian Subsidiary” means any Subsidiary organized under the laws of Canada or any province thereof.

“Canadian Tax Act” means the Income Tax Act (Canada).

“Capital Expenditures” means, with respect to the Company and its Restricted Subsidiaries on a Consolidated basis, for any period, (a) the additions to property, plant and equipment and other capital expenditures that are (or would be) set forth in a consolidated statement of cash flows of such Person for such period prepared in accordance with IFRS and (b) ~~Capital~~Finance Lease Obligations during such period, but excluding expenditures for the restoration, repair or replacement of any fixed or capital asset which was destroyed or damaged, in whole or in part, to the extent financed by the proceeds of an insurance policy maintained by such Person.

~~“Capital  Lease” means any lease of property, real or personal, the obligations with respect to which are required to be capitalized on a balance sheet of the lessee in accordance with IFRS as of the Closing Date.~~

~~“Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any Capital Lease, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with IFRS as of the Closing Date.~~

“Cash Collateralize” means to deposit in a Controlled Account or to pledge and deposit with or deliver to the Administrative Agent, for the benefit of one or more of the L/C ~~Issuer~~Issuers or the Swing Line Lenders (as applicable) and the Lenders, as collateral for L/C Obligations, Obligations in respect of Swing Line Loans, or obligations of Lenders to fund participations in respect of either thereof (as the context may require), cash or deposit account balances or, if the Administrative Agent, the L/C ~~Issuer~~Issuers or the Swing Line Lenders benefitting from such collateral shall agree in their sole discretion, other credit support, in each case pursuant to documentation in form and substance reasonably satisfactory to (a) the Administrative Agent and (b) the L/C ~~Issuer~~Issuers or the Swing Line Lenders (as applicable). “Cash Collateral” shall have a meaning correlative to the foregoing and shall include the proceeds of such cash collateral and other credit support.

“Cash Equivalents” means, collectively, (a) marketable direct obligations issued or unconditionally guaranteed by the United States or Canada or any agency thereof maturing within twelve (12) months from the date of acquisition thereof, (b) commercial paper maturing no more than twelve (12) months from the date of creation thereof and currently having the highest rating obtainable from either S&P or Moody’s, (c) certificates of deposit maturing no more than twelve (12) months from the date of creation thereof issued by commercial banks incorporated under the laws of the United States or Canada, each having combined capital, surplus and undivided profits of not less than $500,000,000 and having a rating of “A” or better by a nationally recognized rating agency; provided that the aggregate amount invested in such certificates of deposit shall not at any time exceed $5,000,000 for any one such certificate of deposit and $10,000,000 for any one such bank, or (d) time deposits maturing no more than thirty (30) days from the date of creation thereof with commercial banks or savings banks or savings and loan associations each having membership either in the FDIC or CDIC or the deposits of which are insured by the FDIC or CDIC and in amounts not exceeding the maximum amounts of insurance thereunder.

“Cash Management Agreement” means any agreement to provide cash management services, including treasury, depository, overdraft, credit or debit card (including non-card electronic payables), electronic funds transfer and other cash management arrangements.

“Cash Management Bank” means any Person that, (a) at the time it enters into a Cash Management Agreement, is a Lender, an Affiliate of a Lender, the Administrative Agent or an Affiliate of the Administrative Agent, or (b) at the time it (or its Affiliate) becomes a Lender or the Administrative Agent (including on the Closing Date), is a party to a Cash Management Agreement, in each case in its capacity as a party to such Cash Management Agreement.

“CDIC” means the Canadian Deposit Insurance Corporation.

“CDOR” has the meaning specified in the definition of Eurocurrency Rate.

“CFC” means a Person that is a controlled foreign corporation under Section 957 of the Code.

“CFC Debt” means intercompany loans, Indebtedness, or receivables owed or treated as owed by one or more Foreign Subsidiaries that are CFCs.

“Change in Control” means an event or series of events by which:

(a) (i) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, but excluding any employee benefit plan of such person or its Subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a “person” or “group” shall be deemed to have “beneficial ownership” of all Equity Interests that such “person” or “group” has the right to acquire, whether such right is exercisable immediately or only after the passage of time (such right, an “option right”)), directly or indirectly, of more than thirty-five percent (35%) of the Equity Interests of the Company entitled to vote in the election of members of the board of directors (or equivalent governing body) of the Company or (ii) a majority of the members of the board of directors (or other equivalent governing body) of the Company shall not constitute Continuing Directors;

(b) there shall have occurred under any indenture or other instrument evidencing any Indebtedness in excess of the Threshold Amount any “change in control” or similar provision (as set forth in the indenture, agreement or other evidence of such Indebtedness) obligating the Borrowers or any of their Subsidiaries to repurchase, redeem or repay all or any part of the Indebtedness provided for therein; or

(c) the Company shall fail, directly or indirectly, to legally and beneficially own 100% of the Equity Interests of any Borrower.

“Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation or application thereof by any Governmental Authority or (c) the making or issuance of any request, rule, guideline or directive (whether or not having the force of law) by any Governmental Authority; provided that notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law”, regardless of the date enacted, adopted or issued.

“Closing Date” means the date of this Agreement.

“Code” means the Internal Revenue Code of 1986.

“Collateral” means all of the “Collateral” or other similar term referred to in the Collateral Documents and all of the other property that is or is intended under the terms of the Collateral Documents to be subject to Liens in favor of the Administrative Agent for the benefit of the Secured Parties.

“Collateral Documents” means, collectively, the Guaranty and Security Agreement, the Canadian Guaranty and Security Agreement, all Quebec Hypothecs, the Lux Finco Parent Pledge Agreement, the Deposit Account Control Agreements, the Securities Account Control Agreements and all other agreements, instruments or documents that create or purport to create a Lien in favor of the Administrative Agent for the benefit of the Secured Parties.

“Commitment” means a Term Commitment or a Revolving Credit Commitment, as the context may require.

“Committed Loan Notice” means a notice of (a) a Term Borrowing, (b) a Revolving Credit Borrowing, (c) a conversion of Loans from one Type to the other, or (d) a continuation of Eurocurrency Rate Loans, pursuant to Section 2.02(a), which shall be substantially in the form of Exhibit A or such other form as may be approved by the Administrative Agent (including any form on an electronic platform or electronic transmission system as shall be approved by the Administrative Agent), appropriately completed and signed by a Responsible Officer of the Company.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

“Company” has the meaning specified in the introductory paragraph hereto.

“Compliance Certificate” means a certificate substantially in the form of Exhibit D.

“Connection Income Taxes” means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.

“Consolidated” means, when used with reference to financial statements or financial statement items of any Person, such statements or items on a consolidated basis in accordance with applicable principles of consolidation of IFRS.

“Consolidated EBITDA” means, for any period, subject to Section 1.03(c), for the Company and its Restricted Subsidiaries on a Consolidated basis, an amount equal to:

(a) Consolidated Net Income for such period;

plus

(b) the sum of the following, to the extent deducted in determining such Consolidated Net Income (without duplication):

(i) federal, state, local and foreign income and franchise taxes;

(ii) Consolidated Interest Expense and, to the extent not otherwise constituting Consolidated Interest Expense, commissions, discounts and other commitment and banking fees and charges (e.g. fees with respect to letters of credit, prepayment penalties or premiums) to the extent actually expensed;

(iii) amortization, depreciation and all other non-cash expenses, losses or charges (including for the avoidance of doubt, unrealized gains or losses from foreign currency exchanges) (except to the extent that such non-cash expenses, losses or charges are reserved for cash expenses, losses or charges to be taken in the future);

(iv) extraordinary losses (excluding extraordinary losses from discontinued operations);

(v) non-recurring fees, cash charges, other cash expenses and other related charges made or incurred in connection with manufacturing facility closures, restructurings or Permitted Acquisitions (whether or not consummated); provided that the aggregate amount added back pursuant to this clause (v) and clause (x) below, collectively, with respect to any Four-Quarter Period shall not exceed $20,000,000;

(vi) reasonable fees and out-of-pocket expenses actually paid in connection with the negotiation, execution and delivery of the Loan Documents on the Closing Date and any amendments or modifications thereto;

(vii) permitted consulting or advisory fees (which for the avoidance of doubt includes all fees, charges and disbursements of counsel); provided that the aggregate amount added back pursuant to this clause (vii) with respect to any Four-Quarter Period shall not exceed $3,000,000;

(viii) expected cost savings (net of the amount of actual amounts realized) which are reasonably identifiable, expected to have a continuing impact on the business of the Company and its Restricted Subsidiaries and factually supportable (based on good faith estimates that are mutually agreed upon by the Company and the Administrative Agent) related to Permitted Acquisitions or other acquisitions permitted by Section 7.03; provided that (A) such cost savings are (1) reasonably expected to be realized within 18 months of the Permitted Acquisition or such other acquisition, as the case may be, giving rise thereto and (2) pursuant to actions already taken or actions to be taken immediately following the consummation of the Permitted Acquisition or such other acquisition, as the case may be, and (B) the aggregate amount added back pursuant to this clause (viii) with respect to any Four-Quarter Period, when taken together with all adjustments to Consolidated EBITDA pursuant to clause (d) of the definition of Pro Forma Basis, shall not exceed 15% of Consolidated EBITDA for such Four-Quarter Period (calculated without giving effect to this clause (viii) or such clause (d));

(ix) expenses incurred with respect to liability or casualty events so long as there is reasonable evidence that such expenses will be covered by insurance and such insurance proceeds are received within 12 months from such liability or casualty event; provided that if such expense is not actually covered by insurance within such 12 month period, such amount shall be deducted from Consolidated Net Income and not added back in calculating Consolidated EBITDA for the fiscal quarter ending immediately after such 12 month period and any Four-Quarter Period that includes such fiscal quarter); and

(x) the amount of all costs relating to long-term incentive compensation, signing and retention bonuses, severance payments, relocation expenses, recruiting fees and expenses, costs, expenses and losses incurred in connection with any onetime initiatives, transition costs, integration costs, business optimization expenses (including costs and expenses relating to business optimization programs); provided that the aggregate amount added back pursuant to this clause (x) with respect to any Four-Quarter Period shall not exceed $10,000,000.

minus

(c) the sum of the following, without duplication, to the extent included in determining such Consolidated Net Income:

(i) interest income;

(ii) extraordinary gains; and

(iii) non-cash gains and non-cash items increasing Consolidated Net Income.

Notwithstanding the foregoing, for each of the fiscal quarters ending September 30, 2018 and December 31, 2018, amortization for such fiscal quarters shall be deemed to be $11,400,000 and $12,700,000, respectively.

“Consolidated Interest Coverage Ratio” means, as of any date of determination, the ratio of (a) Consolidated EBITDA for the most recently completed Four-Quarter Period to (b) Consolidated Interest Expense for such Four-Quarter Period.

“Consolidated Interest Expense” means, for any period, the sum of the following determined on a Consolidated basis, without duplication, for the Company and its Restricted Subsidiaries in accordance with IFRS, interest expense (including, without limitation, interest expense attributable to ~~Capital~~Finance Lease Obligations and all net payment obligations pursuant to Hedge Agreements) for such period. Notwithstanding the foregoing, for each of the fiscal quarters ending September 30, 2018 and December 31, 2018, Consolidated Interest Expense for such fiscal quarters shall be deemed to be $4,400,000 and $7,000,000, respectively.

“Consolidated Net Income” means, for any period, the net income (or loss) of the Company and its Restricted Subsidiaries for such period, determined on a Consolidated basis, without duplication, in accordance with IFRS; provided, that in calculating Consolidated Net Income for any period, there shall be excluded (a) the net income (or loss) of any Person (other than a Subsidiary which shall be subject to clause (b) below), in which the Company or any of its Restricted Subsidiaries has a joint interest with a third party, except to the extent such net income is actually paid in cash to the Company or any of its Restricted Subsidiaries by dividend or other distribution during such period, (b) the net income (if positive), of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary to the Company or any of its Restricted Subsidiaries of such net income (i) is not at the time permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary or (ii) would be subject to any taxes payable on such dividends or distributions, but in each case only to the extent of such prohibition or taxes and (c) any gain or loss from Asset Dispositions during such period.

“Consolidated Secured Indebtedness” means, as of any date of determination with respect to the Company and its Restricted Subsidiaries on a Consolidated basis without duplication, the sum of all Indebtedness (other than (a) Indebtedness as set forth in clause (f) of the definition thereof to the extent such letter of credit or banker’s acceptance, as the case may be, is undrawn and (b) Indebtedness as set forth in clause (h) of the definition thereof) of the Company and its Restricted Subsidiaries that is secured by a Lien on any assets of the Company or any of its Restricted Subsidiaries.

“Consolidated Secured Net Leverage Ratio” means, as of any date of determination, the ratio of (a) the difference of (i) Consolidated Secured Indebtedness as of such date minus (ii) up to $20,000,000 of unrestricted cash or Cash Equivalents of the Credit Parties to (b) Consolidated EBITDA for the most recently completed Four-Quarter Period.

“Consolidated Total Assets” means, the consolidated total assets of the Company and its Restricted Subsidiaries as set forth on the Consolidated balance sheet of the Company and its Restricted Subsidiaries as of the most recent period for which financial statements were required to have been delivered pursuant to Section 6.01(a) or (b) (or, prior to the first delivery of such financial statements after the Closing Date, the most recent balance sheet provided pursuant to Section 4.01(e)(ii)).

“Consolidated Total Indebtedness” means, as of any date of determination with respect to the Company and its Restricted Subsidiaries on a Consolidated basis without duplication, the sum of all Indebtedness (other than (a) Indebtedness as set forth in clause (f) of the definition thereof to the extent such letter of credit or banker’s acceptance, as the case may be, is undrawn and (b) Indebtedness as set forth in clause (h) of the definition thereof) of the Company and its Restricted Subsidiaries.

“Consolidated Total Net Leverage Ratio” means, as of any date of determination, the ratio of (a) the difference of (i) Consolidated Total Indebtedness as of such date minus (ii) up to $20,000,000 of unrestricted cash or Cash Equivalents of the Credit Parties to (b) Consolidated EBITDA for the most recently completed Four-Quarter Period.

“Continuing Directors” means the directors of the Company on the Closing Date and each other director of the Company if, in each case, such other director’s nomination for election to the board of directors (or equivalent governing body) of the Company is approved by at least 51% of the then Continuing Directors.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Controlled Account” means each deposit account and securities account that is subject to a Deposit Account Control Agreement, Securities Account Control Agreement or other blocked account agreement, as applicable, in form and substance reasonably satisfactory to the Administrative Agent, each of the L/C ~~Issuer~~Issuers and each of the Swing Line Lenders that is entitled to Cash Collateral hereunder at the time such Deposit Account Control Agreement, Securities Account Control Agreement or other blocked account agreement is executed.

“Credit Extension” means each of the following: (a) a Borrowing and (b) an L/C Credit Extension.

“Credit Parties” means, collectively, the Borrowers and the Subsidiary Guarantors.

“CSA” means the Canadian Securities Administrators, or any Governmental Authority succeeding to any of its principal functions.

“Debtor Relief Laws” means the Bankruptcy Code, the Companies’ Creditors Arrangement Act (Canada), the Bankruptcy and Insolvency Act (Canada), the Winding-Up and Restructuring Act (Canada), the Canada Business Corporations Act (Canada) where such statute is used by a Person to propose an arrangement and all other liquidation, conservatorship, bankruptcy, suspension of payments, assignment for the benefit of creditors, moratorium of any indebtedness, winding-up, dissolution, judicial management, administration provisional supervision, supervision or reorganisation a “concordat préventif de la faillite” or a “gestion contrôlée”, rearrangement, receivership, insolvency, reorganization or any analogous proceedings (by way of voluntary arrangement, scheme of arrangement or otherwise) of any Credit Parties, composition, compromise, assignment or arrangement with any creditor of any Credit Parties, the appointment of a liquidator, judicial manager, receiver and/or manager, administrative receiver, administrator, compulsory manager, provisional supervisor, supervisor or other similar officer in respect of any Credit Parties or any of its assets, the appointment of a liquidator, trustee in bankruptcy, judicial custodian, compulsory manager, receiver, administrator receiver, administrator or similar officer including any (i) juge-commissaire and/or insolvency receiver (curateur) appointed under the Luxembourg Commercial Code, (ii) liquidateur appointed under the Luxembourg law of 10 August 1915 on commercial companies (the “1915 Law”), (iii) juge-commissaire and/or liquidateur appointed under article 203 of the 1915 Law, (iv) commissaire appointed under the Grand-Ducal decree of 24 May 1935 on the controlled management regime or under articles 593 to 614 of the Luxembourg Commercial Code, and (v) juge délégué appointed under the Luxembourg act of 14 April 1886 on the composition to avoid bankruptcy, as amended, or similar debtor relief laws of the United States, the Grand Duchy of Luxembourg or Canada or any other applicable jurisdictions from time to time in effect.

“Default” means any event or condition that constitutes an Event of Default or that, with the giving of any notice, the passage of time, or both, would be an Event of Default.

“Default Rate” means (a) when used with respect to Obligations other than Letter of Credit Fees, an interest rate equal to (i) the Base Rate plus (ii) the Applicable Rate, if any, applicable to Base Rate Loans plus (iii) 2% per annum; provided, however, that (A) with respect to a Eurocurrency Rate Loan, the Default Rate shall be an interest rate equal to the interest rate (including any Applicable Rate) otherwise applicable to such Loan plus 2% per annum and (B) with respect to a Canadian Prime Rate Loan, the Default Rate shall be an interest rate equal to (i) the Canadian Prime Rate plus (ii) the Applicable Rate, if any, applicable to Canadian Prime Rate Loans~~,~~ and (b) when used with respect to Letter of Credit Fees or BA Fees, a rate equal to the Applicable Rate plus 2% per annum.

“Defaulting Lender” means, subject to Section 2.15(b), any Lender that (a) has failed to (i) fund all or any portion of its Loans within two Business Days of the date such Loans were required to be funded hereunder unless such Lender notifies the Administrative Agent and the Company in writing that such failure is the result of such Lender’s determination that one or more conditions precedent to funding (each of which conditions precedent, together with any applicable default, shall be specifically identified in such writing) has not been satisfied, or (ii) pay to the Administrative Agent, ~~the~~any L/C Issuer, any Swing Line Lender or any other Lender any other amount required to be paid by it hereunder (including in respect of its participation in Letters of Credit or Swing Line Loans) within two Business Days of the date when due, (b) has notified the Company, the Administrative Agent, ~~the~~any L/C Issuer or any Swing Line Lender in writing that it does not intend to comply with its funding obligations hereunder, or has made a public statement to that effect (unless such writing or public statement relates to such Lender’s obligation to fund a Loan hereunder and states that such position is based on such Lender’s determination that a condition precedent to funding (which condition precedent, together with any applicable default, shall be specifically identified in such writing or public statement) cannot be satisfied), (c) has failed, within three Business Days after written request by the Administrative Agent or the Company, to confirm in writing to the Administrative Agent and the Company that it will comply with its prospective funding obligations hereunder (provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon receipt of such written confirmation by the Administrative Agent and the Company), or (d) has, or has a direct or indirect parent company that has, (i) become the subject of a proceeding under any Debtor Relief Law, (ii) had appointed for it a receiver, custodian, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or assets, including the FDIC or any other state, provincial or federal regulatory authority acting in such a capacity or (iii) become the subject of a Bail-In Action; provided that a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any Equity Interest in that Lender or any direct or indirect parent company thereof by a Governmental Authority so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender. Any determination by the Administrative Agent that a Lender is a Defaulting Lender under any one or more of clauses (a) through (d) above, and of the effective date of such status, shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender (subject to Section 2.15(b)) as of the date established therefor by the Administrative Agent in a written notice of such determination, which shall be delivered by the Administrative Agent to the Company, ~~the~~each L/C Issuer, each Swing Line Lender and each other Lender promptly following such determination.

“Defined Benefit Plan” means any pension plan or plan that is a “registered pension plan” as defined in the Canadian Tax Act or is subject to the funding requirements of applicable pension benefits legislation in any Canadian jurisdiction that contains a “defined benefit provision” as defined in subsection 147.1(1) of the Canadian Tax Act.

“Deposit Account Control Agreement” means an agreement among a Credit Party, a depository institution, and the Administrative Agent, which agreement is in a form acceptable to the Administrative Agent and which provides the Administrative Agent with “control” (as such term is used in Article 9 of the UCC) over the deposit account(s) described therein, as the same may be amended, modified, extended, restated, replaced, or supplemented from time to time.

“Designated Jurisdiction” means any country, region or territory to the extent that such country or territory itself is the subject of any Sanction.

“Disqualified Equity Interests” means any Equity Interests not owned by a Credit Party that, by their terms (or by the terms of any security or other Equity Interest into which they are convertible or for which they are exchangeable) or upon the happening of any event or condition, (a) mature or are mandatorily redeemable (other than solely for Qualified Equity Interests), pursuant to a sinking fund obligation or otherwise (except as a result of a change of control or asset sale so long as any rights of the holders thereof upon the occurrence of a change of control or asset sale event shall be subject to the prior repayment in full of the Loans and all other Obligations that are accrued and payable and the termination of the Commitments), (b) are redeemable at the option of the holder thereof (other than solely for Qualified Equity Interests) (except as a result of a change of control or asset sale so long as any rights of the holders thereof upon the occurrence of a change of control or asset sale event shall be subject to the prior repayment in full of the Loans and all other Obligations that are accrued and payable and the termination of the Commitments), in whole or in part, (c) provide for the scheduled payment of dividends in cash or (d) are or become convertible into or exchangeable for Indebtedness or any other Equity Interests that would constitute Disqualified Equity Interests, in each case, prior to the date that is 91 days after the Maturity Date; provided that if such Equity Interest is issued pursuant to a plan for the benefit of the Borrowers or their Subsidiaries or by any such plan to such employees, such Equity Interests shall not constitute Disqualified Equity Interests solely because they may be required to be repurchased by the Borrowers or their Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

“Disqualified Institution” means, on any date, any Person that is a bona fide business competitor of the Company and its Restricted Subsidiaries that is in the same or similar line of business as any the Company or its Restricted Subsidiaries, which Person has been designated by the Company as a “Disqualified Institution” by written notice to the Administrative Agent (specifying such Person by legal name) not less than 2 Business Days prior to such date (any such Person, a “Competitor”); provided that “Disqualified Institutions” shall exclude (x) any Person that the Company has designated as no longer being a “Disqualified Institution” by written notice delivered to the Administrative Agent from time to time and (y) any independently managed bona fide debt fund or investment vehicle of any Competitor that is engaged in making, purchasing, holding or otherwise investing in commercial loans, fixed-income instruments, bonds and similar extensions of credit in the ordinary course of business with separate fiduciary duties to investors in such fund or vehicle.

“Dollar” and “$” mean lawful money of the United States.

“Dollar Equivalent” means, at any time, (a) with respect to any amount denominated in Dollars, such amount, and (b) with respect to any amount denominated in any Alternative Currency, the equivalent amount thereof in Dollars as determined by the Administrative Agent, the applicable L/C Issuer or the Canadian Dollar Swing Line Lender, as the case may be, at such time on the basis of the Spot Rate (determined in respect of the most recent Revaluation Date) for the purchase of Dollars with such Alternative Currency.

“Domestic Subsidiary” means (a) with respect to any U.S. Borrower, any U.S. Subsidiary; and (b) with respect to any Canadian Borrower, any Canadian Subsidiary.

“DQ List” has the meaning specified in Section 10.06(g)(iv).

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Elevated Ratio Period” has the meaning specified in Section 7.15(a).

“Eligible Assignee” means any Person that meets the requirements to be an assignee under Section 10.06(b)(iii) and (v) (subject to such consents, if any, as may be required under Section 10.06(b)(iii)).

“Employee Benefit Plan” means (a) any employee benefit plan within the meaning of Section 3(3) of ERISA that is maintained for employees of any Credit Party or any ERISA Affiliate or (b) any Pension Plan or Multiemployer Plan that has at any time within the preceding six (6) years been maintained, funded or administered for the employees of any Credit Party or any current or former ERISA Affiliate with respect to which any Credit Party could have any liability, contingent or otherwise.

“Environmental Laws” means any and all federal, foreign, state, provincial and local laws, statutes, ordinances, codes, rules, standards and regulations, permits, licenses, approvals and orders of courts or Governmental Authorities, relating to the protection of human health or the environment, including, but not limited to, requirements pertaining to the manufacture, processing, distribution, use, treatment, storage, disposal, transportation, handling, reporting, licensing, permitting, investigation or remediation of Hazardous Materials.

“Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of any Borrower, any other Credit Party or any of their respective Subsidiaries directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Equity Interests” means, with respect to any Person, all of the shares of capital stock of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and all of the other ownership or profit interests in such Person (including partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any Person who together with any Credit Party or any of its Subsidiaries is treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001(b) of ERISA.

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“Euro” and “€” mean the single currency of the Participating Member States.

“Eurocurrency Rate” means:

(a) With respect to any Credit Extension:

(i) denominated in a LIBOR Quoted Currency, the LIBOR Screen Rate at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period, for deposits in the relevant currency (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period;

(ii) denominated in Canadian dollars, the rate per annum equal to the Canadian Dealer Offered Rate (“CDOR”) or a comparable or successor rate, which rate is approved by the Administrative Agent, as published on the applicable Bloomberg screen page or other applicable screen page the Administrative Agent designates to determine CDOR (or such other commercially available source providing such quotations as may be designated by the Administrative Agent from time to time) at or about 10:00 a.m. (Toronto, Ontario time) on the Rate Determination Date with a term equivalent to such Interest Period; or

(iii) denominated in any other Non-LIBOR Quoted Currency, the rate per annum as designated with respect to such Alternative Currency at the time such Alternative Currency is approved by the Administrative Agent and the Lenders pursuant to Section 1.06(a); and

(b) for any interest calculation with respect to a Base Rate Loan on any date, the rate per annum equal to LIBOR, at or about 11:00 a.m., London time determined two Business Days prior to such date for U.S. Dollar deposits with a term of one month commencing that day;

provided that to the extent a comparable or successor rate is approved by the Administrative Agent in connection with any rate set forth in this definition, the approved rate shall be applied in a manner consistent with market practice; provided, further that to the extent such market practice is not administratively feasible for the Administrative Agent, such approved rate shall be applied in a manner as otherwise reasonably determined by the Administrative Agent.

If the Eurocurrency Rate shall be less than zero, such rate shall be deemed zero for purposes of this Agreement.

“Eurocurrency Rate Loan” means a Revolving Credit Loan or a Term Loan that bears interest at a rate based on clause (a) of the definition of “Eurocurrency Rate”. Eurocurrency Rate Loans may be denominated in Dollars or, in the case of Revolving Credit Loans, in an Alternative Currency. All Revolving Credit Loans denominated in an Alternative Currency must be Eurocurrency Rate Loans.

“Event of Default” has the meaning specified in Section 8.01.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Subsidiary” means (a) any Foreign Subsidiary that is a CFC, (b) any Foreign Holding Company and (c) any Subsidiary of any Foreign Subsidiary that is a CFC or of any Foreign Holding Company.

“Excluded Swap Obligation” means, with respect to any Credit Party, any Swap Obligation if, and to the extent that, all or a portion of the liability of such Credit Party for or the guarantee of such Credit Party of, or the grant by such Credit Party of a security interest to secure, such Swap Obligation (or any liability or guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Credit Party’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act at the time the liability for or the guarantee such Credit Party, or a grant by such Credit Party of a security interest, becomes effective with respect to such Swap Obligation (such determination being made after giving effect to any applicable keepwell, support or other agreement for the benefit of such Credit Party and any and all guarantees of such Credit Party’s Swap Obligations by other Credit Parties). If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such guarantee or security interest is or becomes excluded in accordance with the first sentence of this definition.

“Excluded Taxes” means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient: (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of any Lender, its Lending Office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, United States federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan or Commitment pursuant to a law in effect on the date on which (i) such Lender acquires such interest in the Loan or Commitment (other than pursuant to an assignment request by the Company under Section 10.13) or (ii) such Lender changes its Lending Office, except in each case to the extent that, pursuant to Sections 3.01(a)(ii), (a)(iii) or (c), amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender became a party hereto or to such Lender immediately before it changed its Lending Office, (c) Taxes attributable to such Recipient’s failure to comply with Section 3.01(e) and (d) any United States federal withholding Taxes imposed pursuant to FATCA.

“Existing Credit Agreement” means that certain Credit Agreement dated as of November 18, 2014 by and among the Company, certain of its Subsidiaries as borrowers, Wells Fargo Bank, National Association, as agent, and a syndicate of lenders, as amended, restated, or otherwise modified from time to time.

“Existing Letters of Credit” means those standby letters of credit described on Schedule 1.01.

“Facility” means the Term Facility or the Revolving Credit Facility, as the context may require.

“Facility Termination Date” means the date as of which all of the following shall have occurred: (a) the Aggregate Commitments have terminated, (b) all Obligations have been paid in full (other than (x) contingent indemnification obligations and (y) obligations and liabilities under Secured Cash Management Agreements and Secured Hedge Agreements as to which arrangements satisfactory to the applicable Cash Management Bank or Hedge Bank have been made), and (c) all Letters of Credit and Bankers’ Acceptances have terminated or expired (other than Letters of Credit and Bankers’ Acceptances that have been Cash Collateralized in an amount not less than the Minimum Collateral Amount or as to which other arrangements with respect thereto reasonably satisfactory to the Administrative Agent and the applicable L/C Issuer shall have been made).

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof and any agreements entered into pursuant to Section 1471(b)(1) of the Code.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Funds Rate” means, for any day, the rate per annum equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average rate (rounded upward, if necessary, to a whole multiple of 1/100 of 1%) charged to Bank of America on such day on such transactions as determined by the Administrative Agent.

“Fee Letter” means the letter agreement, dated ~~April 19, 2018,~~as of the Amendment No. 1 Effective Date, between the ~~Borrowers~~Company and ~~the Arranger.~~Bank of America.

“Finance Lease” means any lease of property, real or personal, the obligations with respect to which are required to be capitalized on a balance sheet of the lessee in accordance with IFRS.

“Finance Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any Finance Lease, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with IFRS.

“Finco” means either Lux Finco or, from and after the implementation of the Hungarian Finco Transaction, the wholly-owned Subsidiary of the Company organized under the laws of Hungary which became the owner of all of the asset of Lux Finco as a result of the Hungarian Finco Transaction.

“Finco Notes” means either the Lux Finco Notes or, from and after the implementation of the Hungarian Finco Transaction, the Lux Finco Notes, as assigned to Finco, or any replacement thereof issued to Finco (which shall reflect the same indebtedness and be on the same terms).

“First Tier Foreign Subsidiary” means any CFC or Foreign Holding Company, in either case, the Equity Interests of which are owned directly by any U.S. Credit Party.

“Fiscal Year” means the fiscal year of the Borrowers and their Subsidiaries ending on December 31.

“Foreign Holding Company” means any U.S. Subsidiary of a U.S. Subsidiary all or substantially all of the assets of which are comprised of Equity interests in one or more CFCs or CFC Debt.

“Foreign Lender” means, with respect to any Borrower, (a) if such Borrower is a U.S. Person, a Lender that is not a U.S. Person, and (b) if such Borrower is not a U.S. Person, a Lender that is resident or organized under laws of a jurisdiction other than that in which such Borrower is resident for tax purposes. For purposes of this definition, the United States, each State thereof and the District of Columbia shall be deemed to constitute a single jurisdiction.

“Foreign Subsidiary” means any Subsidiary of a U.S. Subsidiary that is not a U.S. Subsidiary.

“Four-Quarter Period” means a period of four consecutive fiscal quarters of the Company and its Subsidiaries, taken together as one accounting period.

“Fronting Exposure” means, at any time there is a Defaulting Lender, (a) with respect to ~~the~~any L/C Issuer, such Defaulting Lender’s Applicable Percentage of the Outstanding Amount of all outstanding L/C Obligations other than L/C Obligations as to which such Defaulting Lender’s participation obligation has been reallocated to other Lenders or Cash Collateralized in accordance with the terms hereof, and (b) with respect to any Swing Line Lender, such Defaulting Lender’s Applicable Percentage of Swing Line Loans of such Swing Line Lender other than such Swing Line Loans as to which such Defaulting Lender’s participation obligation has been reallocated to other Lenders or Cash Collateralized in accordance with the terms hereof.

“Fund” means any Person (other than a natural Person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its activities.

“GAAP” means generally accepted accounting principles in the United States set forth from time to time in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or such other principles as may be approved by a significant segment of the accounting profession in the United States, that are applicable to the circumstances as of the date of determination.

“Governmental Approvals” means all authorizations, consents, approvals, permits, licenses and exemptions of, and all registrations and filings with or issued by, any Governmental Authorities.

“Governmental Authority” means the government of the United States, Canada or any other nation, or of any political subdivision thereof, whether state, provincial, territorial or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank) and any group or body charged with setting financial accounting or regulatory capital rules or standards (including, without limitation, the Financial Accounting Standards Board, the Bank for International Settlements or the Basel Committee on Banking Supervision or any successor or similar authority to any of the foregoing).

“Guarantee” of or by any Person (the “guarantor”) means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation, (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or obligation or (e) for the purpose of assuming in any other manner the obligee in respect of such Indebtedness or other obligation of the payment or performance thereof or to protect such obligee against loss in respect thereof (whether in whole or in part).

“Guaranty and Security Agreement” means the Guaranty and Security Agreement of even date herewith executed by the Credit Parties in favor of the Administrative Agent, for the ratable benefit of the Secured Parties, which shall be in form and substance acceptable to the Administrative Agent.

“Guaranty Obligations” means any obligations of a guarantor pursuant to a Guarantee.

“Hazardous Materials” means any substances or materials (a) which are or become defined as hazardous wastes, hazardous substances, pollutants, contaminants, chemical substances or mixtures or toxic substances under any Environmental Law, (b) which are toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic or otherwise harmful to human health or the environment and are or become regulated by any Governmental Authority, (c) the presence of which require investigation or remediation under any Environmental Law, (d) the discharge or emission or release of which requires a permit or license under any Environmental Law or other Governmental Approval, (e) which are deemed by a Governmental Authority to constitute a nuisance or a trespass which pose a health or safety hazard to Persons or neighboring properties, or (f) which contain, without limitation, asbestos, polychlorinated biphenyls, urea formaldehyde foam insulation, petroleum hydrocarbons, petroleum derived substances or waste, crude oil, nuclear fuel, natural gas or synthetic gas.

“Hedge Agreement” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.

“Hedge Bank” means any Person that, (a) at the time it enters into a Hedge Agreement permitted under Article VII, is a Lender, an Affiliate of a Lender, the Administrative Agent or an Affiliate of the Administrative Agent, or (b) at the time it (or its Affiliate) becomes a Lender or the Administrative Agent (including on the Closing Date), is a party to a Hedge Agreement not prohibited under Article VII, in each case in its capacity as a party to such Hedge Agreement.

“Hedge Termination Value” means, in respect of any one or more Hedge Agreements, after taking into account the effect of any legally enforceable netting agreement relating to such Hedge Agreements, (a) for any date on or after the date such Hedge Agreements have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark-to-market value(s) for such Hedge Agreements, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Hedge Agreements (which may include a Lender or any Affiliate of a Lender).

“Honor Date” has the meaning specified in Section 2.03(c)(i).

“Hungarian Finco Transaction” has the meaning assigned to such term in Amendment No. 1 to Credit Agreement and Limited Consent dated as of the Amendment No. 1 Effective Date among the Credit Parties party thereto, the Lenders party thereto and the Administrative Agent.

“IFRS” means, as of any date of determination, the International Financial Reporting Standards adopted by the International Accounting Standards Board, as applicable on such date, consistently applied, as in effect from time to time.

“Impacted Loans” has the meaning assigned to such term in Section 3.03(a)(i).

“Incremental Commitment” has the meaning assigned to such term in Section 2.16(a).

“Incremental Commitment Amendment” has the meaning assigned to such term in Section 2.16(d).

“Incremental Effective Date” has the meaning assigned to such term in Section 2.16(e).

“Incremental Increase” has the meaning assigned to such term in Section 2.16(a).

“Incremental Lender” has the meaning assigned to such term in Section 2.16(c).

“Incremental Term Loan” has the meaning assigned to such term in Section 2.16(a).

“Incremental Term Loan Facility” has the meaning assigned to such term in Section 2.16(a).

“Indebtedness” means, with respect to any Person at any date and without duplication, the sum of the following:

(a) all liabilities, obligations and indebtedness for borrowed money including, but not limited to, obligations evidenced by bonds, debentures, notes or other similar instruments of any such Person;

(b) all obligations to pay the deferred purchase price of property or services of any such Person (including, without limitation, all obligations under earn-out or similar agreements) which would appear as liabilities on the balance sheet, except trade payables arising in the ordinary course of business not more than ninety (90) days past due, or that are currently being contested in good faith by appropriate proceedings and with respect to which reserves in conformity with IFRS principles have been provided for on the books of such Person;

(c) the Attributable Indebtedness of such Person with respect to such Person’s ~~Capital~~Finance Lease Obligations and Synthetic Leases (regardless of whether accounted for as indebtedness under IFRS);

(d) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person to the extent of the value of such property (other than customary reservations or retentions of title under agreements with suppliers entered into in the ordinary course of business);

(e) all Indebtedness of any other Person secured by a Lien on any asset owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements except trade payables arising in the ordinary course of business), whether or not such indebtedness shall have been assumed by such Person or is limited in recourse;

(f) all obligations, contingent or otherwise, of any such Person relative to the face amount of letters of credit, whether or not drawn, including, without limitation, any L/C Obligation, and banker’s acceptances issued for the account of any such Person;

(g) all obligations of any such Person in respect of Disqualified Equity Interests;

(h) all net obligations of such Person under any Hedge Agreements; and

(i) all Guarantees of any such Person with respect to any of the foregoing.

For all purposes hereof, the Indebtedness of any Person shall include the Indebtedness of any partnership or joint venture (other than a joint venture that is itself a corporation or limited liability company) in which such Person is a general partner or a joint venturer, unless such Indebtedness is expressly made non-recourse to such Person. The amount of any net obligation under any Hedge Agreement on any date shall be deemed to be the Hedge Termination Value thereof as of such date.

“Indemnified Taxes” means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Credit Party under any Loan Document and (b) to the extent not otherwise described in clause (a), Other Taxes.

“Indemnitee” has the meaning specified in Section 10.04(b).

“Indian Holdco” means, individually or collectively as the context may require, (a) IPG Mauritius Holding Company Ltd, a private company organized under the laws of the Republic of Mauritius, with registration number C141993 or (b) any other entity organized after the Closing Date for the purpose of holding Indian Investment Entities.

“Indian Investment Entities” means, collectively, each Subsidiary of Indian Holdco that is organized as a separate entity under either the laws of India or the laws of the Republic of Mauritius, as the case may be.

“Information” has the meaning specified in Section 10.07.

“Insurance and Condemnation Event” means the receipt by any Credit Party or any of its Restricted Subsidiaries of any cash insurance proceeds or condemnation award payable by reason of theft, loss, physical destruction or damage, taking or similar event with respect to any of their respective Property.

“Intercompany Subordination Agreement” means the Intercompany Subordination Agreement of even date herewith executed by the Credit Parties and the other “Obligors” party thereto in favor of the Administrative Agent, for the ratable benefit of the Secured Parties, which shall be in form and substance reasonably acceptable to the Administrative Agent.

“Interest Payment Date” means, (a) as to any Eurocurrency Rate Loan, the last day of each Interest Period applicable to such Loan and the Maturity Date of the Facility under which such Loan was made; provided, however, that if any Interest Period for a Eurocurrency Rate Loan exceeds three months, the respective dates that fall every three months after the beginning of such Interest Period shall also be Interest Payment Dates; and (b) as to any Base Rate Loan or Canadian Prime Rate Loan, the last Business Day of each March, June, September and December and the Maturity Date of the Facility under which such Loan was made (with Swing Line Loans being deemed made under the Revolving Credit Facility for purposes of this definition).

“Interest Period” means, as to each Eurocurrency Rate Loan, the period commencing on the date such Eurocurrency Rate Loan is disbursed or converted to or continued as a Eurocurrency Rate Loan and ending on the date one, two, three or six months thereafter (in each case, subject to availability), as selected by the Company in its Committed Loan Notice, or such other period that is twelve months or less requested by the Company and consented to by all the Appropriate Lenders; provided that:

(a) any Interest Period that would otherwise end on a day that is not a Business Day shall be extended to the next succeeding Business Day unless, in the case of a Eurocurrency Rate Loan, such Business Day falls in another calendar month, in which case such Interest Period shall end on the next preceding Business Day;

(b) any Interest Period pertaining to a Eurocurrency Rate Loan that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the calendar month at the end of such Interest Period; and

(c) no Interest Period shall extend beyond the Maturity Date.

“Investment” has the meaning specified in Section 7.03.

“IPC” has the meaning specified in the introductory paragraph hereto.

“IPG (US) Holdings” has the meaning specified in the introductory paragraph hereto.

“IPG (US)” has the meaning specified in the introductory paragraph hereto.

“IPI” has the meaning specified in the introductory paragraph hereto.

“IRS” means the United States Internal Revenue Service.

“ISP” means, with respect to any Letter of Credit, the “International Standby Practices 1998” published by the Institute of International Banking Law & Practice, Inc. (or such later version thereof as may be in effect at the time of issuance).

“Issuer Documents” means with respect to any Letter of Credit, the Letter of Credit Application, and any other document, agreement and instrument entered into by ~~the~~any L/C Issuer and the Company (or any Subsidiary) or in favor of ~~the~~such L/C Issuer and relating to such Letter of Credit.

“JPM” means JPMorgan Chase Bank, N.A. and its successors.

“Judgment Currency” has the meaning specified in Section 10.19.

“L/C Advance” means, with respect to each Revolving Credit Lender, such Lender’s funding of its participation in any L/C Borrowing in accordance with its Applicable Revolving Credit Percentage. All L/C Advances shall be denominated in Dollars.

“L/C Borrowing” means an extension of credit resulting from a drawing under any Letter of Credit which has not been reimbursed on the date when made or refinanced as a Revolving Credit Borrowing. All L/C Borrowings shall be denominated in Dollars.

“L/C Commitment” has the meaning specified in the definition of “L/C Issuer”.

“L/C Credit Extension” means, with respect to any Letter of Credit, the issuance thereof or extension of the expiry date thereof, or the increase of the amount thereof.

“L/C Issuer” means each of (a) Bank of America (or any of its designated branch offices or affiliates, including without limitation Bank of America, N.A. Canada Branch) in its capacity as issuer of Letters of Credit hereunder, or any successor to Bank of America (or any of its designated branch offices or affiliates, including without limitation Bank of America, N.A. Canada Branch) in its capacity as issuer of Letters of Credit hereunder~~, with the commitment of the L/C Issuer as set forth on Annex I~~ and (b) any other Lender selected by the Company that agrees to act, in its sole discretion, as an issuer of Letters of Credit hereunder (or any successor to such Lender in its capacity as issuer of Letters of Credit hereunder) but only to the extent the addition of such Lender in such capacity has been approved by the Administrative Agent in its sole discretion, each with the commitment set forth opposite such L/C Issuer’s name on Annex I under the caption “Letter of Credit Sublimit” (each such commitment, an “L/C Commitment”).

“L/C Obligations” means, as at any date of determination, the aggregate amount available to be drawn under all outstanding Letters of Credit plus all Bankers’ Acceptance Obligations plus the aggregate of all Unreimbursed Amounts, including all L/C Borrowings. For purposes of computing the amount available to be drawn under any Letter of Credit, the amount of such Letter of Credit shall be determined in accordance with Section 1.09. For all purposes of this Agreement, if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Rule 3.14 of the ISP, such Letter of Credit shall be deemed to be “outstanding” in the amount so remaining available to be drawn.

“Lender” has the meaning specified in the introductory paragraph hereto and, unless the context requires otherwise, includes the Swing Line Lenders.

“Lending Office” means, as to any Lender, the office or offices of such Lender described as such in such Lender’s Administrative Questionnaire, or such other office or offices as a Lender may from time to time notify the Company and the Administrative Agent, which office may include any Affiliate of such Lender or any domestic or foreign branch of such Lender or such Affiliate. Unless the context otherwise requires each reference to a Lender shall include its applicable Lending Office.

“Letter of Credit” means any ~~standby~~ letter of credit issued hereunder, providing for the payment of cash upon the honoring of a presentation thereunder and shall include all Existing Letters of Credit. Letters of Credit may be a commercial letter of credit or a standby letter of credit. For all purposes of this Agreement, a commercial Letter of Credit shall be deemed to include any related Bankers’ Acceptance created pursuant thereto. Letters of Credit may be issued in Dollars or in an Alternative Currency.

“Letter of Credit Application” means an application and agreement for the issuance or amendment of a Letter of Credit in the form from time to time in use by the ~~L/C Issuer~~applicable L/C Issuer and, as applicable, shall include such general acceptance agreements, applications, certificates and other documents as the applicable L/C Issuer may require in connection with the creation of Bankers’ Acceptances.

“Letter of Credit Expiration Date” means the day that is seven days prior to the Maturity Date then in effect for the Revolving Credit Facility (or, if such day is not a Business Day, the next preceding Business Day).

“Letter of Credit Fee” has the meaning specified in Section 2.03(h).

“Letter of Credit Sublimit” means an amount equal to the lesser of (a) $50,000,000 and (b) the Revolving Credit Facility. The Letter of Credit Sublimit is part of, and not in addition to, the Revolving Credit Facility.

“LIBOR” has the meaning specified in the definition of “LIBOR Screen Rate”.

“LIBOR Quoted Currency” means each of the following currencies: Dollars; Euro; Sterling; Yen; and Swiss Franc; in each case as long as there is a published LIBOR rate with respect thereto.

“LIBOR Screen Rate” means the rate per annum equal to the London Interbank Offered Rate (“LIBOR”) or a comparable or successor rate, which rate is approved by the Administrative Agent, as published on the applicable Bloomberg screen page or other applicable screen page the Administrative Agent designates to determine LIBOR (or such other commercially available source providing such quotations as may be designated by the Administrative Agent from time to time).

“LIBOR Successor Rate” has the meaning assigned to such term in Section 3.03(b)(i).

“LIBOR Successor Rate Conforming Changes” means, with respect to any proposed LIBOR Successor Rate, any conforming changes to the definition of Base Rate, Interest Period, timing and frequency of determining rates and making payments of interest and other administrative matters as may be appropriate, in the discretion of the Administrative Agent, to reflect the adoption of such LIBOR Successor Rate and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent determines that adoption of any portion of such market practice is not administratively feasible or that no market practice for the administration of such LIBOR Successor Rate exists, in such other manner of administration as the Administrative Agent determines in consultation with the Company).

“Lien” means, with respect to any asset, any mortgage, leasehold mortgage, lien, pledge, charge, security interest, hypothec, hypothecation or encumbrance of any kind in respect of such asset. ~~For the purposes of this Agreement, a Person shall be deemed to own subject to a Lien any asset which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, Capital Lease or other title retention agreement relating to such asset.~~

“Limited Conditionality Acquisition” means any acquisition by the Company or any Restricted Subsidiary in the form of the acquisition of all or substantially all of the assets, business or a line of business, or at least a majority of the outstanding Equity Interests which have the ordinary voting power for the election of directors of the board of directors (or equivalent governing body) (whether through purchase, merger or otherwise), of any other Person that (a) is not prohibited hereunder, (b) is financed in whole or in part with the proceeds of a substantially concurrent advance of Incremental Term Loans, (c) is not conditioned on the availability of, or on obtaining, third-party financing and (d) is completed within 180 days of the execution of the definitive purchase agreement for such acquisition.

“Loan” means a Term Loan, a Revolving Credit Loan or a Swing Line Loan.

“Loan Documents” means, collectively, this Agreement, the Notes, the Issuer Documents, the Collateral Documents, the Fee Letter, each Autoborrow Agreement and all agreements creating or perfecting rights in cash collateral pursuant to the provisions of Section 2.14.

“London Banking Day” means any day on which dealings in Dollar deposits are conducted by and between banks in the London interbank eurodollar market.

“Lux Finco” means IPG Luxembourg Finance S.à. r.l., a private limited liability company (société à responsabilité limitée) incorporated under the laws of the Grand Duchy of Luxembourg, having its registered office at 20, rue des Peupliers, L-2328 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies Register under number B 189.244 and with a share capital of $4,578,831.

“Lux Finco Notes” means (a) that certain Promissory Note, dated October 30, 2014, made by IPC (f/k/a IPG US, LLC) in favor of IPG (US) Inc. in the principal amount of $300,000,000.00, as assigned or otherwise transferred to Lux Finco, and (b) that certain Promissory Note, dated June 26, 2017, made by IPC in favor of Lux Finco in the principal amount of $20,000,000.00, each as amended, supplemented or otherwise modified prior to the Closing Date.

“Lux Finco Parent Pledge Agreement” means the Luxembourg law-governed share pledge agreement of even date herewith executed by the Company, as pledgor, Lux Finco, as company, and the Administrative Agent, as administrative agent, for the ratable benefit of the Secured Parties, which shall be in form and substance acceptable to the Administrative Agent.

“Material Adverse Effect” means (a) a material adverse effect on the operations, business, assets, properties, liabilities (actual or contingent) or financial condition of the Borrowers and their respective Subsidiaries, taken as a whole; (b) a material impairment of the rights and remedies of the Administrative Agent or any Lender under any Loan Document; or (c) an impairment of the legality, validity, binding effect or enforceability against any Credit Party of any Loan Document to which it is a party.

“Material Contract” means (a) any contract or agreement, written or oral, of any Credit Party or any of its Restricted Subsidiaries involving monetary liability of or to any such Person, or involving revenue of the Credit Parties and their Restricted Subsidiaries, in an amount in excess of $100,000,000 per annum or (b) any other contract or agreement, written or oral, of any Credit Party or any of its Subsidiaries, the breach, non-performance, cancellation or failure to renew of which could reasonably be expected to have a Material Adverse Effect.

“Material Indebtedness” means any Indebtedness of the Company or any Restricted Subsidiary incurred pursuant to Section 7.01(l) in an aggregate principal amount in excess of the Threshold Amount.

“Material Subsidiary” means, as of any date of determination thereof, any Subsidiary of the Company that, together with its Subsidiaries, had EBITDA of more than 10% of the EBITDA of the Company and its Subsidiaries on a Consolidated basis for the Four-Quarter Period most recently ended for which financial information is available (in each case, calculated on a pro forma basis in a manner consistent with the adjustments described in Section 1.03(c) and in a manner consistent with the definition of “Consolidated EBITDA” but appropriately adjusted to apply to the particular group of Persons in question).

“Maturity Date” means June 14, 2023; provided, however, that if such date is not a Business Day, the Maturity Date shall be the next preceding Business Day.

“Minimum Collateral Amount” means, at any time, (a) with respect to Cash Collateral consisting of cash or deposit account balances provided to reduce or eliminate Fronting Exposure during the existence of a Defaulting Lender, an amount equal to 103% of the sum of (i) the Fronting Exposure of the L/C ~~Issuer~~Issuers with respect to all Letters of Credit and Bankers’ Acceptances issued and outstanding at such time and (ii) the Fronting Exposure of the Swing Line Lenders with respect to all Swing Line Loans outstanding at such time, (b) with respect to Cash Collateral consisting of cash or deposit account balances provided in accordance with the provisions of Section 2.14(a)(i), (a)(ii) or (a)(iii), an amount equal to 103% of the Outstanding Amount of all L/C Obligations, and (c) otherwise, an amount determined by the Administrative Agent and the L/C ~~Issuer~~Issuers in their sole discretion.

“Moody’s” means Moody’s Investors Service, Inc.

“Multiemployer Plan” means a “multiemployer plan” as defined in Section 4001(a)(3) of ERISA to which any Credit Party or any ERISA Affiliate is making, or is accruing an obligation to make, or has accrued an obligation to make contributions within the preceding six (6) years.

“Net Cash Proceeds” means, with respect to any Asset Disposition by any Credit Party or any of its Restricted Subsidiaries or any Insurance and Condemnation Event, the excess, if any, of (a) the sum of cash and Cash Equivalents received in connection with such transaction or event (including any cash or Cash Equivalents received by way of deferred payment pursuant to, or by monetization of, a note receivable or otherwise, but only as and when so received) over (b) the sum of (i) the principal amount of any Indebtedness that is secured by the applicable asset and that is required to be repaid in connection with such transaction or event (other than Indebtedness under the Loan Documents), (ii) the reasonable and customary out-of-pocket fees, costs, charges and expenses incurred by such Credit Party or such Restricted Subsidiary in connection with such transaction or event (including reasonable reserves for indemnification of purchaser and other contingent obligations) and (iii) income Taxes reasonably estimated to be actually payable within two years of the date of the relevant transaction or event as a result of any gain recognized in connection therewith; provided that, if the amount of any estimated Taxes pursuant to subclause (iii) exceeds the amount of Taxes actually required to be paid in cash in respect of such Asset Disposition or Insurance and Condemnation Event (as applicable), the aggregate amount of such excess shall constitute Net Cash Proceeds.

“Non-Consenting Lender” means any Lender that does not approve any consent, waiver, amendment, modification or termination that (a) requires the approval of all Lenders or all affected Lenders in accordance with the terms of Section 10.01 and (b) has been approved by the Required Lenders.

“Non-Defaulting Lender” means, at any time, any Lender that is not a Defaulting Lender at such time.

“Non-Extension Notice Date” has the meaning specified in Section 2.03(b)(iii).

“Non-Guarantor Subsidiary” means any Subsidiary of the Company (other than a Borrower) that is not a Subsidiary Guarantor.

“Non-LIBOR Quoted Currency” means any currency other than a LIBOR Quoted Currency.

“Non-U.S. Credit Party” means a Credit Party that is not a U.S. Person.

“Note” means a Term Note or a Revolving Credit Note, as the context may require.

“Obligations” means all advances to, and debts, liabilities, obligations, covenants and duties of, any Credit Party arising under any Loan Document or otherwise with respect to any Loan, Letter of Credit, Bankers’ Acceptance, Secured Cash Management Agreement or Secured Hedge Agreement, in each case whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against any Credit Party or any Affiliate thereof of any proceeding under any Debtor Relief Laws naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding; provided that the Obligations of a Credit Party shall exclude any Excluded Swap Obligations with respect to such Credit Party.

“OFAC” means the Office of Foreign Assets Control of the United States Department of the Treasury.

~~“Operating Lease” means, as to any Person as determined in accordance with IFRS as of the Closing Date, any lease of Property (whether real, personal or mixed) by such Person as lessee which is not a Capital Lease.~~

“Organization Documents” means, (a) with respect to any corporation, the certificate or articles of incorporation and the bylaws (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction); (b) with respect to any limited liability company, the certificate or articles of formation or organization and operating agreement; and (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity.

“Other Connection Taxes” means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document).

“Other Taxes” means all present or future stamp, court, documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 3.06).

“Outstanding Amount” means (a) with respect to Term Loans, Revolving Credit Loans and Swing Line Loans on any date, the Dollar Equivalent amount of the aggregate outstanding principal amount thereof after giving effect to any borrowings and prepayments or repayments of Term Loans, Revolving Credit Loans and Swing Line Loans, as the case may be, occurring on such date; and (b) with respect to any L/C Obligations on any date, the Dollar Equivalent amount of such L/C Obligations on such date after giving effect to any L/C Credit Extension occurring on such date and any other changes in the aggregate amount of the L/C Obligations as of such date, including as a result of any reimbursements by the Borrowers of Unreimbursed Amounts.

“Overnight Rate” means, for any day, (a) with respect to any amount denominated in Dollars, the greater of (i) the Federal Funds Rate and (ii) an overnight rate determined by the Administrative Agent, ~~the~~any L/C Issuer, or any Swing Line Lender, as the case may be, in accordance with banking industry rules on interbank compensation, and (b) with respect to any amount denominated in an Alternative Currency, the rate of interest per annum at which overnight deposits in the applicable Alternative Currency, in an amount approximately equal to the amount with respect to which such rate is being determined, would be offered for such day by a branch or Affiliate of Bank of America in the applicable offshore interbank market for such currency to major banks in such interbank market.

“Participant” has the meaning specified in Section 10.06(d).

“Participant Register” has the meaning specified in Section 10.06(d).

“Participating Member State” means any member state of the European Union that has the Euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union.

“PATRIOT Act” has the meaning assigned to such term in Section 10.18.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Pension Plan” means any Employee Benefit Plan, other than a Multiemployer Plan, which is subject to the provisions of Title IV of ERISA or Section 412 of the Code and which (a) is maintained, funded or administered for the employees of any Credit Party or any ERISA Affiliate or (b) has at any time within the preceding six (6) years been maintained, funded or administered for the employees of any Credit Party or any current or former ERISA Affiliates.

“Permitted Acquisition” means, subject to Section 1.10, any acquisition by the Company or any Restricted Subsidiary in the form of the acquisition of all or substantially all of the assets, business or a line of business, or at least a majority of the outstanding Equity Interests which have the ordinary voting power for the election of directors of the board of directors (or equivalent governing body) (whether through purchase, merger or otherwise), of any other Person if each such acquisition meets all of the following requirements:

(a) no less than five (5) Business Days (or, if the Permitted Acquisition Consideration for such acquisition exceeds $50,000,000, fifteen (15) Business Days) prior to the proposed closing date of such acquisition, the Company shall have delivered written notice of such acquisition to the Administrative Agent and the Lenders, which notice shall include the proposed closing date of such acquisition;

(b) the board of directors (or equivalent governing body) of the Person to be acquired shall have approved such acquisition;

(c) the Person or business to be acquired shall be in a line of business permitted pursuant to Section 7.11;

(d) if such transaction is a merger, consolidation or amalgamation of a Credit Party, a Borrower or a Subsidiary Guarantor shall be the surviving or continuing Person and no Change in Control shall have been effected thereby;

(e) the Company shall have delivered or will deliver to the Administrative Agent all documents required to be delivered pursuant to, and in accordance with, Section 6.14;

(f) after giving effect to such acquisition and any Indebtedness incurred in connection therewith, the Company and its Restricted Subsidiaries shall be in compliance with each covenant contained in Section 7.15 and the Consolidated Secured Net Leverage Ratio shall be below the Consolidated Secured Net Leverage Ratio then permitted under Section 7.15(a) (after giving effect to any Elevated Ratio Period), in each case calculated on a Pro Forma Basis pursuant to Section 1.03(c), and, if the Permitted Acquisition Consideration for such acquisition exceeds $50,000,000, no later than five (5) Business Days prior to the proposed closing date of such acquisition (or such shorter period as agreed to by the Administrative Agent), the Company shall have delivered to the Administrative Agent evidence reasonably satisfactory to the Administrative Agent of such calculations;

(g) if the Permitted Acquisition Consideration exceeds $50,000,000, no later than five (5) Business Days (or such shorter period as agreed to by the Administrative Agent) prior to the proposed closing date of such acquisition the Borrowers, to the extent requested by the Administrative Agent, (i) shall have delivered to the Administrative Agent promptly upon the finalization thereof copies of substantially final Permitted Acquisition Documents, which shall be in form and substance reasonably satisfactory to the Administrative Agent, and (ii) shall have delivered to, or made available for inspection by, the Administrative Agent substantially complete Permitted Acquisition Diligence Information, which shall be in form and substance reasonably satisfactory to the Administrative Agent;

(h) no Event of Default shall have occurred and be continuing both before and after giving effect to such acquisition and any Indebtedness incurred in connection therewith; and

(i) if the Permitted Acquisition Consideration exceeds $50,000,000, the Borrowers shall have (i) delivered to the Administrative Agent a certificate of a Responsible Officer of the Company certifying that all of the requirements set forth above have been satisfied or will be satisfied on or prior to the consummation of such purchase or other acquisition and (ii) provided such other documents and other information as may be reasonably requested by the Administrative Agent or the Required Lenders (through the Administrative Agent) in connection with such purchase or other acquisition.

“Permitted Acquisition Consideration” means the aggregate amount of the purchase price, including, but not limited to, any assumed debt, deferred payments, or Equity Interests of any Credit Party, to be paid on a singular basis in connection with any applicable Permitted Acquisition as set forth in the applicable Permitted Acquisition Documents executed by the Company or any of its Subsidiaries in order to consummate the applicable Permitted Acquisition.

“Permitted Acquisition Diligence Information” means with respect to any acquisition proposed by any Borrower or any Subsidiary Guarantor, to the extent applicable, all material financial information, all material contracts, all material customer lists, all material supply agreements, and all other material information, in each case, reasonably requested to be delivered to the Administrative Agent in connection with such acquisition (except to the extent that any such information is (a) subject to any confidentiality agreement, unless mutually agreeable arrangements can be made to preserve such information as confidential, (b) classified or (c) subject to any attorney-client privilege).

“Permitted Acquisition Documents” means with respect to any acquisition proposed by any Borrower or any Subsidiary Guarantor, final copies or substantially final drafts if not executed at the required time of delivery of the purchase agreement, sale agreement, merger or amalgamation agreement or other agreement evidencing such acquisition, including, without limitation, all legal opinions and each other document executed, delivered, contemplated by or prepared in connection therewith and any amendment, modification or supplement to any of the foregoing.

“Permitted Liens” means the Liens permitted pursuant to Section 7.02.

“Person” means any natural person, corporation, limited liability company, unlimited liability company, trust, joint venture, association, company, partnership, limited partnership, Governmental Authority or other entity.

“Platform” has the meaning specified in Section 6.02.

“PPSA” means the Personal Property Security Act (Ontario), the Civil Code of Québec or any other applicable Canadian federal or provincial statute pertaining to the granting, perfecting, priority or ranking of security interests, liens, hypothecs on personal property, and any successor statutes, together with any regulations thereunder, in each case as in effect from time to time. References to sections of the PPSA shall be construed to also refer to any successor sections.

“Pro Forma Basis” means, for purposes of giving effect to any Specified Transaction (actual or proposed) for any period, that such Specified Transaction shall be deemed to have occurred as of the first day of such period and:

(a) all income statement items (whether positive or negative) attributable to the property or Person disposed of in a Specified Disposition shall be excluded and all income statement items (whether positive or negative) attributable to the property or Person acquired in a Specified Acquisition shall be included; provided that such income statement items to be included are reflected in financial statements or other financial data reasonably acceptable to the Administrative Agent and based upon reasonable assumptions and calculations which are expected to have a continuous impact);

(b) interest accrued during such period on, and the principal of, any Indebtedness repaid in connection with such Specified Transaction shall be excluded;

(c) any Indebtedness incurred or assumed in connection with such Specified Transaction shall be deemed to have been incurred as of the first day of such period, and interest thereon shall be deemed to have accrued from such day on such Indebtedness at the applicable rates provided therefor (and in the case of interest that does or would accrue at a formula or floating rate, at the rate in effect at the time of determination) and shall be included in the results for such period; and

(d) expected cost savings (net of the amount of actual amounts realized) which are reasonably identifiable, expected to have a continuing impact on the business of the Company and its Restricted Subsidiaries and factually supportable (based on good faith estimates that are mutually agreed upon by the Company and the Administrative Agent) related to such Specified Transaction; provided that (i) such cost savings are (A) reasonably expected to be realized within 18 months of such Specified Transaction giving rise thereto and (B) pursuant to actions already taken or actions to be taken immediately following the consummation of such Specified Transaction and (ii) the aggregate amount of such cost savings with respect to any Four-Quarter Period, when taken together with all addbacks to Consolidated EBITDA pursuant to clause (viii) of the definition thereof, shall not exceed 15% of Consolidated EBITDA for such Four-Quarter Period (calculated without giving effect to this clause (d) or such clause (viii)); provided further that the foregoing cost savings shall be without duplication of any costs, expenses or adjustments that are already included in the calculation of Consolidated EBITDA or clause (a), (b) or (c) above.

“Property” means any right or interest in or to property of any kind whatsoever, whether real, personal or mixed and whether tangible or intangible, including, without limitation, Equity Interests.

“PTE” means a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.

“Public Lender” has the meaning specified in Section 6.02.

“Qualified Equity Interests” means any Equity Interests that are not Disqualified Equity Interests.

“Quebec Hypothec” means, individually and collectively, each Deed of Hypothec, dated on or about the Closing Date, in form and substance reasonably satisfactory to the Administrative Agent and all other documents contemplated thereby or delivered in connection therewith, as executed and delivered by the Canadian Credit Parties.

“Rate Determination Date” means two (2) Business Days prior to the commencement of such Interest Period (or such other day as is generally treated as the rate fixing day by market practice in such interbank market, as determined by the Administrative Agent; provided that to the extent such market practice is not administratively feasible for the Administrative Agent, such other day as otherwise reasonably determined by the Administrative Agent).

“Recipient” means the Administrative Agent, any Lender, ~~the~~any L/C Issuer or any other recipient of any payment to be made by or on account of any obligation of any Credit Party hereunder.

“Reduction Amount” has the meaning specified in Section 2.05(b)(iii)(B).

“Register” has the meaning specified in Section 10.06(c).

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the partners, directors, officers, employees, agents, trustees, administrators, managers, advisors and representatives of such Person and of such Person’s Affiliates.

“Removal Effective Date” has the meaning specified in Section 9.06(b).

“Request for Credit Extension” means (a) with respect to a Borrowing, conversion or continuation of Term Loans or Revolving Credit Loans, a Committed Loan Notice, (b) with respect to an L/C Credit Extension, a Letter of Credit Application, and (c) with respect to a Swing Line Loan at any time an Autoborrow Agreement is not in effect with respect to the applicable Swing Line Lender, a Swing Line Loan Notice.

“Required Lenders” means, at any time, Lenders having Total Credit Exposures representing more than 50% of the Total Credit Exposures of all Lenders. The Total Credit Exposure of any Defaulting Lender shall be disregarded in determining Required Lenders at any time; provided that, the amount of any participation in any Swing Line Loan and Unreimbursed Amounts that such Defaulting Lender has failed to fund that have not been reallocated to and funded by another Lender shall be deemed to be held by the Lender that is the Canadian Dollar Swing Line Lender, applicable U.S. Dollar Swing Line Lender or applicable L/C Issuer, as the case may be, in making such determination.

“Required Revolving Lenders” means, at any time, Lenders having more than 50% of the sum of the (a) Total Revolving Credit Outstandings and (b) aggregate unused Revolving Credit Commitments; provided that the unused Revolving Credit Commitment of, and the portion of the Total Revolving Credit Outstandings held by, any Defaulting Lender shall be disregarded in determining Required Revolving Lenders at any time.

“Required Term Lenders” means, at any time, Lenders having unused Term Commitments (if any) and/or outstanding Term Loans representing more than 50% of the unused Term Commitments (if any) and/or outstanding Term Loans of all Lenders; provided that the unused Term Commitment (if any) and the outstanding Term Loans of any Defaulting Lender shall be disregarded in determining Required Term Lenders at any time.

“Resignation Effective Date” has the meaning specified in Section 9.06(a).

“Responsible Officer” means the chief executive officer, president, chief financial officer, treasurer or equivalent title of a Credit Party (or, solely with respect to Lux Finco, a manager), solely for purposes of the delivery of incumbency certificates pursuant to Section 4.01, the secretary or any assistant secretary of a Credit Party and, solely for purposes of notices given pursuant to Article II, any other officer of the applicable Credit Party so designated by any of the foregoing officers in a notice to the Administrative Agent or any other officer of the applicable Credit Party designated in or pursuant to an agreement between the applicable Credit Party and the Administrative Agent. Any document delivered hereunder that is signed by a Responsible Officer of a Credit Party shall be conclusively presumed to have been authorized by all necessary corporate, partnership and/or other action on the part of such Credit Party and such Responsible Officer shall be conclusively presumed to have acted on behalf of such Credit Party.

“Restricted Payment” has the meaning specified in Section 7.06.

“Restricted Subsidiary” means any Subsidiary of the Company that is not an Unrestricted Subsidiary.

“Revaluation Date” means (a) with respect to any Loan, each of the following: (i) each date of a Borrowing of a Eurocurrency Rate Loan denominated in an Alternative Currency, (ii) each date of a continuation of a Eurocurrency Rate Loan denominated in an Alternative Currency pursuant to Section 2.02, and (iii) such additional dates as the Administrative Agent shall determine or the Required Revolving Lenders shall require; and (b) with respect to any Letter of Credit, each of the following: (i) each date of issuance of a Letter of Credit denominated in an Alternative Currency, (ii) each date of an amendment of any such Letter of Credit having the effect of increasing the amount thereof, (iii) each date of any payment by ~~the~~any L/C Issuer under any Letter of Credit denominated in an Alternative Currency and (iv) such additional dates as the Administrative Agent or the applicable L/C Issuer shall determine or the Required Lenders shall require.

“Revolving Credit Borrowing” means a borrowing consisting of simultaneous Revolving Credit Loans of the same Type, in the same currency and, in the case of Eurocurrency Rate Loans, having the same Interest Period made by each of the Revolving Credit Lenders pursuant to Section 2.01(b).

“Revolving Credit Commitment” means, as to each Revolving Credit Lender, its obligation to (a) make Revolving Credit Loans to the Borrowers pursuant to Section 2.01(b), (b) purchase participations in L/C Obligations, and (c) purchase participations in Swing Line Loans, in an aggregate principal amount at any one time outstanding not to exceed the amount set forth opposite such Lender’s name on Annex I under the caption “Revolving Credit Commitment” or opposite such caption in the Assignment and Assumption pursuant to which such Lender becomes a party hereto, as applicable, as such amount may be adjusted from time to time in accordance with this Agreement.

“Revolving Credit Exposure” means, as to any Lender at any time, the aggregate principal amount at such time of its outstanding Revolving Credit Loans and such Lender’s participation in L/C Obligations and Swing Line Loans at such time.

“Revolving Credit Facility” means the revolving credit facility established pursuant to Section 2.01(b), which shall be in an amount, at any time, equal to the aggregate Revolving Credit Commitments at such time.

“Revolving Credit Facility Increase” has the meaning assigned to such term in Section 2.16(a).

“Revolving Credit Increase Lender” has the meaning specified in Section 2.16(g).

“Revolving Credit Lender” means, at any time, any Lender that has a Revolving Credit Commitment or Revolving Credit Exposure at such time.

“Revolving Credit Loan” has the meaning specified in Section 2.01(b).

“Revolving Credit Note” means a promissory note made by the Borrowers in favor of a Revolving Credit Lender evidencing Revolving Credit Loans or Swing Line Loans, as the case may be, made by such Revolving Credit Lender, substantially in the form of Exhibit C-2.

“S&P” means Standard & Poor’s Financial Services LLC, a part of McGraw-Hill Financial and any successor thereto.

“Sale Leaseback Transaction” has the meaning assigned to such term in Section 7.13.

“Same Day Funds” means (a) with respect to disbursements and payments in Dollars, immediately available funds, and (b) with respect to disbursements and payments in an Alternative Currency, same day or other funds as may be determined by the Administrative Agent, the applicable L/C Issuer or the Canadian Dollar Swing Line Lender, as the case may be, to be customary in the place of disbursement or payment for the settlement of international banking transactions in the relevant Alternative Currency.

“Sanction(s)” means any sanction administered or enforced by the United States Government (including without limitation, OFAC), the United Nations Security Council, the European Union or Her Majesty’s Treasury or other relevant sanctions authority.

“Scheduled Unavailability Date” has the meaning assigned to such term in Section 3.03(b)(i)(B).

“SEC” means the Securities and Exchange Commission, or any Governmental Authority succeeding to any of its principal functions.

“Secured Cash Management Agreement” means any Cash Management Agreement that is entered into by and between any Credit Party and any Cash Management Bank.

“Secured Hedge Agreement” means any Hedge Agreement permitted under Article VII that is entered into by and between any Credit Party and any Hedge Bank.

“Secured Parties” means, collectively, the Administrative Agent, the Lenders, the L/C ~~Issuer~~Issuers, the Hedge Banks, the Cash Management Banks, each co-agent or sub-agent appointed by the Administrative Agent from time to time pursuant to Section 9.05, and the other Persons the Obligations owing to which are or are purported to be secured by the Collateral under the terms of the Collateral Documents.

“Securities Account Control Agreement” means an agreement among a Credit Party, a securities intermediary, and the Administrative Agent, which agreement is in a form acceptable to the Administrative Agent and which provides the Administrative Agent with “control” (as such term is used in Articles 8 and 9 of the UCC) over the securities account(s) described therein, as the same may be as amended, modified, extended, restated, replaced, or supplemented from time to time.

“Solvent” and “Solvency” mean, with respect to any Person on any date of determination, that on such date (a) the fair value of the property of such Person is greater than the total amount of liabilities, including contingent liabilities, of such Person, (b) the present fair salable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, (c) such Person does not intend to, and does not reasonably believe that it will, incur debts or liabilities beyond such Person’s ability to pay such debts and liabilities as they mature, (d) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person’s property would constitute an unreasonably small capital, and (e) such Person is able to pay its debts and liabilities, contingent obligations and other commitments as they mature in the ordinary course of business. The amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

“Special Notice Currency” means, at any time, an Alternative Currency, other than the currency of a country that is a member of the Organization for Economic Cooperation and Development at such time located in North America or Europe.

“Specified Acquisition” means any Permitted Acquisition or any other acquisition permitted under Section 7.03.

“Specified Disposition” means any disposition by any Credit Party or any Restricted Subsidiary of (a) all or substantially all of its assets or any of its divisions, business units, or lines of business or (b) the Equity Interests of any other Credit Party or Restricted Subsidiary.

“Specified Transaction” means (a) any Specified Disposition, (b) any Specified Acquisition, (c) any designation of a Subsidiary as a Restricted Subsidiary or an Unrestricted Subsidiary, (d) any Restricted Payment made pursuant to Section 7.06(d) or 7.06(e) and (e) the incurrence of Indebtedness pursuant to Section 2.16 or 7.01(l) as the context may require.

“Spot Rate” for a currency means the rate determined by the Administrative Agent, the applicable L/C Issuer or the Canadian Dollar Swing Line Lender, as applicable, to be the rate quoted by the Person acting in such capacity as the spot rate for the purchase by such Person of such currency with another currency through its principal foreign exchange trading office at approximately 11:00 a.m. on the date two Business Days prior to the date as of which the foreign exchange computation is made; provided that the Administrative Agent, the applicable L/C Issuer or the Canadian Dollar Swing Line Lender may obtain such spot rate from another financial institution designated by the Administrative Agent, the applicable L/C Issuer or the Canadian Dollar Swing Line Lender if the Person acting in such capacity does not have as of the date of determination a spot buying rate for any such currency; and provided further that the applicable L/C Issuer or the Canadian Dollar Swing Line Lender, as the case may be, may use such spot rate quoted on the date as of which the foreign exchange computation is made in the case of any Letter of Credit denominated in an Alternative Currency or Canadian Dollar Swing Line Loan, as applicable.

“Sterling” and “£” mean the lawful currency of the United Kingdom.

“Subordinated Indebtedness” means the collective reference to any Indebtedness incurred by the Company or any of its Restricted Subsidiaries that is subordinated in right and time of payment to the Obligations pursuant to a written subordination agreement (including, without limitation, the Intercompany Subordination Agreement) with the respective subordinating creditors or other customary subordination provisions or instruments, in each case, on terms and conditions satisfactory to the Administrative Agent.

“Subordination Provisions” has the meaning specified in Section 8.01(n).

“Subsidiary” means as to any Person, any corporation, partnership, limited liability company or other entity of which more than fifty percent (50%) of the outstanding Equity Interests having ordinary voting power to elect a majority of the board of directors (or equivalent governing body) or other managers of such corporation, partnership, limited liability company or other entity is at the time owned by (directly or indirectly) or the management is otherwise controlled by (directly or indirectly) such Person (irrespective of whether, at the time, Equity Interests of any other class or classes of such corporation, partnership, limited liability company, unlimited liability company or other entity shall have or might have voting power by reason of the happening of any contingency). Unless otherwise qualified, references to “Subsidiary” or “Subsidiaries” herein shall refer to those of the Company.

“Subsidiary Guarantors” means, collectively, all Subsidiaries of the Company (other than a Borrower) which are or which become a party to (a) the Guaranty and Security Agreement, (b) the Canadian Guaranty and Security Agreement or (c) other relevant guaranty agreement pursuant to Section 6.14(a).

“Swap Obligations” means with respect to any Credit Party any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of Section 1a(47) of the Commodity Exchange Act.

“Swing Line Borrowing” means a borrowing of a Swing Line Loan pursuant to Section 2.04.

“Swing Line Lender” means the Canadian Dollar Swing Line Lender or ~~the~~any U.S. Dollar Swing Line Lender, as the context may require.

“Swing Line Loan” means a Canadian Dollar Swing Line Loan or a U.S. Dollar Swing Line Loan, as the context may require.

“Swing Line Loan Notice” means a notice of a Swing Line Borrowing pursuant to Section 2.04(b), which shall be substantially in the form of Exhibit B or such other form as approved by the Administrative Agent (including any form on an electronic platform or electronic transmission system as shall be approved by the Administrative Agent), appropriately completed and signed by a Responsible Officer of the Company.

“Swing Line Sublimit” means the Canadian Dollar Swing Line Sublimit or the U.S. Dollar Swing Line Sublimit, as the context may require.

“Synthetic Lease” means any synthetic lease, tax retention operating lease, off-balance sheet loan or similar off-balance sheet financing product where such transaction is considered borrowed money indebtedness for tax purposes but is not classified as ~~an Operating~~a Finance Lease in accordance with IFRS.

“TARGET2” means the Trans-European Automated Real-time Gross Settlement Express Transfer payment system which utilizes a single shared platform and which was launched on November 19, 2007.

“TARGET Day” means any day on which TARGET2 (or, if such payment system ceases to be operative, such other payment system, if any, determined by the Administrative Agent to be a suitable replacement) is open for the settlement of payments in Euro.

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Term Borrowing” means a borrowing consisting of simultaneous Term Loans of the same Type and, in the case of Eurocurrency Rate Loans, having the same Interest Period made by each of the Term Lenders pursuant to Section 2.01(a).

“Term Commitment” means, as to each Term Lender, its obligation to make a single Term Loan to IPC pursuant to Section 2.01(a) on the Closing Date in a principal amount not to exceed the amount set forth opposite such Term Lender’s name on Annex I under the caption “Term Commitment” or opposite such caption in the Assignment and Assumption pursuant to which such Term Lender becomes a party hereto, as applicable, as such amount may be adjusted from time to time in accordance with this Agreement.

“Term Facility” means the term loan facility established pursuant to Section 2.01(a), which shall be in an amount, at any time, equal to the aggregate unused amount of the Term Commitments at such time (if any) and the aggregate principal amount of the Term Loans outstanding at such time.

“Term Lender” means, at any time, any Lender that has a Term Commitment, all or a portion of which is unused, or an outstanding Term Loan at such time.

“Term Loan” has the meaning specified in Section 2.01(a).

“Term Note” means a promissory note made by IPC in favor of a Term Lender evidencing Term Loans made by such Term Lender, substantially in the form of Exhibit C-1.

“Termination Event” means the occurrence of any of the following which, individually or in the aggregate, has resulted or could reasonably be expected to result in liability of the Borrowers in an aggregate amount in excess of the Threshold Amount: (a) a “Reportable Event” described in Section 4043 of ERISA for which the thirty (30) day notice requirement has not been waived by the PBGC; (b) the withdrawal of any Credit Party or any ERISA Affiliate from a Pension Plan during a plan year in which it was a “substantial employer” as defined in Section 4001(a)(2) of ERISA or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA; (c) the termination of a Pension Plan, the filing of a notice of intent to terminate a Pension Plan or the treatment of a Pension Plan amendment as a termination, under Section 4041 of ERISA, if the plan assets are not sufficient to pay all plan liabilities; (d) the institution of proceedings to terminate, or the appointment of a trustee with respect to, any Pension Plan by the PBGC; (e) any other event or condition which would constitute grounds under Section 4042(a) of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan; (f) the imposition of a Lien pursuant to Section 430(k) of the Code or Section 303 of ERISA; (g) the determination that any Pension Plan or Multiemployer Plan is considered an at-risk plan or plan in endangered or critical status with the meaning of Sections 430, 431 or 432 of the Code or Sections 303, 304 or 305 of ERISA; (h) the partial or complete withdrawal of any Credit Party or any ERISA Affiliate from a Multiemployer Plan if withdrawal liability is asserted by such plan; (i) any event or condition which results in the insolvency of a Multiemployer Plan under Section 4245 of ERISA; (j) any event or condition which results in the termination of a Multiemployer Plan under Section 4041A of ERISA or the institution by PBGC of proceedings to terminate a Multiemployer Plan under Section 4042 of ERISA; or (k) the imposition of any liability under Title IV of ERISA, other than for PBGC premiums due but not delinquent under Section 4007 of ERISA, upon any Credit Party or any ERISA Affiliate.

“Threshold Amount” means $30,000,000.

“Total Credit Exposure” means, as to any Lender at any time, the unused Commitments, Revolving Credit Exposure and outstanding Term Loans of such Lender at such time.

“Total Outstandings” means the aggregate Outstanding Amount of all Loans and all L/C Obligations.

“Total Revolving Credit Outstandings” means the aggregate Outstanding Amount of all Revolving Credit Loans, Swing Line Loans and all L/C Obligations.

“Type” means, with respect to a Loan, its character as a Base Rate Loan or a Eurocurrency Rate Loan.

“UCC” means the Uniform Commercial Code as in effect in the State of New York.

“UCP” means, with respect to any Letter of Credit, the Uniform Customs and Practice for Documentary Credits, International Chamber of Commerce (“ICC”) Publication No. 600 (or such later version thereof as may be in effect at the time of issuance).

“United States” and “U.S.” mean the United States of America.

“Unreimbursed Amount” has the meaning specified in Section 2.03(c)(i).

“Unrestricted Subsidiary” means any Subsidiary that has been designated as an “Unrestricted Subsidiary” pursuant to Section 2.17 and has not been re-designated as a Restricted Subsidiary in accordance with such Section 2.17.

“U.S. Borrower” and “U.S. Borrowers” each has the meaning specified in the introductory paragraph hereto.

“U.S. Credit Party” means any Credit Party that is a U.S. Person.

“U.S. Dollar Swing Line Commitment” has the meaning specified in the definition of “U.S. Dollar Swing Line Lender”.

“U.S. Dollar Swing Line Lender” means each of (a) Bank of America in its capacity as a provider of U.S. Dollar Swing Line Loans or any successor to Bank of America in its capacity as a provider of U.S. Dollar Swing Line Loans hereunder, ~~with the commitment of the~~and (b) JPM in its capacity as a provider of U.S. Dollar Swing Line Loans or any successor to JPM in its capacity as a provider of U.S. Dollar Swing Line Loans hereunder, each with the commitment set forth opposite such U.S. Dollar Swing Line Lender ~~as set forth on Annex I~~’s name on Annex I under the caption “U.S. Dollar Swing Line Sublimit” (each such commitment, a “U.S. Dollar Swing Line Commitment”).

“U.S. Dollar Swing Line Loan” has the meaning specified in Section 2.04(a).

“U.S. Dollar Swing Line Sublimit” means an amount equal to the lesser of (a) $30,000,000 and (b) the Revolving Credit Facility. The U.S. Dollar Swing Line Sublimit is part of, and not in addition to, the Revolving Credit Facility.

“U.S. Person” means any Person that is a “United States Person” as defined in Section 7701(a)(30) of the Code.

“U.S. Subsidiary” means any Subsidiary that is organized under the laws of any political subdivision of the United States.

“U.S. Tax Compliance Certificate” has the meaning specified in Section 3.01(e)(ii)(B)(3).

“Wholly-Owned” means, with respect to a Subsidiary, that all of the Equity Interests of such Subsidiary are, directly or indirectly, owned or controlled by the Company and/or one or more of its Wholly-Owned Subsidiaries (except for directors’ qualifying shares or other shares required by Applicable Law to be owned by a Person other than the Company and/or one or more of its Wholly-Owned Subsidiaries).

“Withholding Agent” means any Credit Party and the Administrative Agent.

“Write-Down and Conversion Powers” means, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.

“Yen” and “¥” mean the lawful currency of Japan.

1.02 Other Interpretive Provisions. With reference to this Agreement and each other Loan Document, unless otherwise specified herein or in such other Loan Document:

(a) The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument or other document (including any Organization Document) shall be construed as referring to such agreement, instrument or other document as from time to time amended, restated, amended and restated, supplemented or otherwise modified (subject to any restrictions on such amendments, restatements, amendments and restatements, supplements or modifications set forth herein or in any other Loan Document), (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (iii) the words “hereto,” “herein,” “hereof” and “hereunder,” and words of similar import when used in any Loan Document, shall be construed to refer to such Loan Document in its entirety and not to any particular provision thereof, (iv) all references in a Loan Document to Articles, Sections, introductory paragraphs, Annexes, Exhibits and Schedules shall be construed to refer to Articles, Sections and introductory paragraphs of, and Annexes, Exhibits and Schedules to, the Loan Document in which such references appear, (v) any reference to any law shall include all statutory and regulatory provisions consolidating, amending, replacing or interpreting such law and any reference to any law or regulation shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time, and (vi) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

(b) In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including;” the words “to” and “until” each mean “to but excluding;” and the word “through” means “to and including.”

(c) Section headings herein and in the other Loan Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Loan Document.

(d) Any reference herein to a merger, transfer, consolidation, amalgamation, conveyance, assignment, sale, disposition or transfer, or similar term, shall be deemed to apply to a division of or by a limited liability company, or an allocation of assets to a series of a limited liability company (or the unwinding of such a division or allocation), as if it were a merger, transfer, consolidation, amalgamation, conveyance, assignment, sale, disposition or transfer, or similar term, as applicable, to, of or with a separate Person. Any division of a limited liability company shall constitute a separate Person hereunder (and each division of any limited liability company that is a Subsidiary, joint venture or any other like term shall also constitute such a Person or entity).

1.03 Accounting Terms. (a) Generally. All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with, IFRS applied on a consistent basis, as in effect from time to time, applied in a manner consistent with that used in preparing the Baseline Financial Statements, except as otherwise specifically prescribed herein~~.~~ and except that, from and after the Amendment No. 1 Effective Date, all leases (including those in effect as of the Amendment No. 1 Effective Date) shall be classified and accounted for in accordance with IFRS 16 applied on a basis consistent with that used in preparing the financial statements delivered to the CSA for the fiscal quarter ending March 31, 2019. Notwithstanding the foregoing, for purposes of determining compliance with any covenant (including the computation of any financial covenant) contained herein, Indebtedness of the Company and its Subsidiaries shall be deemed to be carried at 100% of the outstanding principal amount thereof.

(b) Changes in IFRS. If, at any time, any change in IFRS would affect the computation of any financial ratio or requirement set forth in any Loan Document, and either the Company or the Required Lenders shall so request, the Administrative Agent, the Lenders and the Company shall negotiate in good faith to amend such ratio or requirement (subject to the approval of the Required Lenders) to preserve the original intent thereof in light of such change in IFRS; provided that, until so amended, (i) such ratio or requirement shall continue to be computed in accordance with IFRS prior to such change therein and (ii) the Company shall provide to the Administrative Agent and the Lenders financial statements and other documents required under this Agreement or as reasonably requested hereunder setting forth a reconciliation between calculations of such ratio or requirement made before and after giving effect to such change in IFRS. ~~Without limiting the foregoing, leases shall continue to be classified and accounted for on a basis consistent with that reflected in the Baseline Financial Statements for all purposes of this Agreement, notwithstanding any change in IFRS relating thereto, unless the parties hereto shall enter into a mutually acceptable amendment addressing such changes, as provided for above.~~

(c) Making Calculations on a Pro Forma Basis. When calculating the Consolidated Secured Net Leverage Ratio or Consolidated Interest Coverage Ratio for any day in order to determine compliance with the financial maintenance covenants set forth in Section 7.15 or in order to determine the Applicable Rate, such calculations shall be made on a Pro Forma Basis with respect to each Specified Transaction that has occurred since the first day of the relevant period through the day for which the Consolidated Secured Net Leverage Ratio or Consolidated Interest Coverage Ratio is being calculated. When calculating the Consolidated Secured Net Leverage Ratio, the Consolidated Total Net Leverage Ratio or the Consolidated Interest Coverage Ratio as of any date in connection with any proposed Specified Transaction requiring satisfaction of an incurrence test, such calculation shall be made (i) as of such date, but using Consolidated EBITDA and Consolidated Interest Expense as of the most recently ended Four-Quarter Period for which financial statements are available and (ii) on a Pro Forma Basis with respect to the proposed Specified Transaction and each other Specified Transaction that has occurred since the first day of such Four-Quarter Period through the day on which the proposed Specified Transaction is to be consummated.

1.04 Rounding. Any financial ratios required to be maintained pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).

1.05 Exchange Rates; Currency Equivalents. (a) The Administrative Agent, the applicable L/C Issuer or the Canadian Dollar Swing Line Lender, as applicable, shall determine the Spot Rates as of each Revaluation Date to be used for calculating Dollar Equivalent amounts of Credit Extensions and Outstanding Amounts denominated in Alternative Currencies. Such Spot Rates shall become effective as of such Revaluation Date and shall be the Spot Rates employed in converting any amounts between the applicable currencies until the next Revaluation Date to occur. Except for purposes of financial statements delivered by Credit Parties hereunder or calculating financial covenants hereunder or except as otherwise provided herein, the applicable amount of any currency (other than Dollars) for purposes of the Loan Documents shall be such Dollar Equivalent amount as so determined by the Administrative Agent, the applicable L/C Issuer or the Canadian Dollar Swing Line Lender, as applicable.

(b) Wherever in this Agreement in connection with a Borrowing, conversion, continuation or prepayment of a Eurocurrency Rate Loan or a Canadian Dollar Swing Line Loan or the issuance, amendment or extension of a Letter of Credit, an amount, such as a required minimum or multiple amount, is expressed in Dollars, but such Borrowing, Eurocurrency Rate Loan, Canadian Dollar Swing Line Loan or Letter of Credit is denominated in an Alternative Currency, such amount shall be the relevant Alternative Currency Equivalent of such Dollar amount (rounded to the nearest unit of such Alternative Currency, with 0.5 of a unit being rounded upward), as determined by the Administrative Agent, the applicable L/C Issuer or the Canadian Dollar Swing Line Lender, as the case may be.

(c) The Administrative Agent does not warrant, nor accept responsibility, nor shall the Administrative Agent have any liability with respect to the administration, submission or any other matter related to the rates in the definition of “Eurocurrency Rate” or with respect to any ~~comparable or successor rate thereto~~rate that is an alternative or replacement for or successor to any such rate (including, without limitation, any LIBOR Successor Rate) or the effect of any of the foregoing, or of any LIBOR Successor Rate Conforming Changes.

1.06 Additional Alternative Currencies. (a) The Company may from time to time request that Eurocurrency Rate Loans under the Revolving Credit Facility be made and/or Letters of Credit be issued in a currency other than those specifically listed in the definition of “Alternative Currency;” provided that such requested currency is a lawful currency (other than Dollars) that is readily available and freely transferable and convertible into Dollars. In the case of any such request with respect to the making of such Eurocurrency Rate Loans, such request shall be subject to the approval of the Administrative Agent and the Revolving Credit Lenders; and in the case of any such request with respect to the issuance of Letters of Credit, such request shall be subject to the approval of the Administrative Agent and at least one of the L/C ~~Issuer~~Issuers (it being acknowledged and agreed that no L/C Issuer shall be obligated to issue any Letter of Credit denominated in a currency requested by the Company pursuant to this Section 1.06(a) if such currency has not been approved by such L/C Issuer).

(b) Any such request shall be made to the Administrative Agent not later than 11:00 a.m., 20 Business Days prior to the date of the desired Credit Extension (or such other time or date as may be agreed by the Administrative Agent and, in the case of any such request pertaining to Letters of Credit, the L/C ~~Issuer~~Issuers). In the case of any such request pertaining to Eurocurrency Rate Loans, the Administrative Agent shall promptly notify each Revolving Credit Lender thereof; and in the case of any such request pertaining to Letters of Credit, the Administrative Agent shall promptly notify ~~the~~each L/C Issuer thereof. Each Revolving Credit Lender (in the case of any such request pertaining to Eurocurrency Rate Loans) or ~~the~~each L/C Issuer (in the case of a request pertaining to Letters of Credit) shall notify the Administrative Agent, not later than 11:00 a.m., ten Business Days after receipt of such request whether it consents, in its sole discretion, to the making of Eurocurrency Rate Loans or the issuance of Letters of Credit, as the case may be, in such requested currency.

(c) Any failure by a Revolving Credit Lender or ~~the~~an L/C Issuer, as the case may be, to respond to such request within the time period specified in the preceding sentence shall be deemed to be a refusal by such Revolving Credit Lender or ~~the~~such L/C Issuer, as the case may be, to permit Eurocurrency Rate Loans under the Revolving Credit Facility to be made or Letters of Credit to be issued in such requested currency. If the Administrative Agent and all the Revolving Credit Lenders consent to making Eurocurrency Rate Loans under the Revolving Credit Facility in such requested currency, the Administrative Agent shall so notify the Company and such currency shall thereupon be deemed for all purposes to be an Alternative Currency hereunder for purposes of any Revolving Credit Borrowings of Eurocurrency Rate Loans; and if the Administrative Agent and at least one of the L/C ~~Issuer~~Issuers consent to the issuance of Letters of Credit in such requested currency, the Administrative Agent shall so notify the Company and such currency shall thereupon be deemed for all purposes to be an Alternative Currency hereunder for purposes of any Letter of Credit issuances by any L/C Issuer so consenting. If the Administrative Agent shall fail to obtain consent to any request for an additional currency under this Section 1.06, the Administrative Agent shall promptly so notify the Company.

1.07 Change of Currency. (a) Each obligation of the Borrowers to make a payment denominated in the national currency unit of any member state of the European Union that adopts the Euro as its lawful currency after the date hereof shall be redenominated into Euro at the time of such adoption. If, in relation to the currency of any such member state, the basis of accrual of interest expressed in this Agreement in respect of that currency shall be inconsistent with any convention or practice in the London interbank market for the basis of accrual of interest in respect of the Euro, such expressed basis shall be replaced by such convention or practice with effect from the date on which such member state adopts the Euro as its lawful currency; provided that if any Borrowing in the currency of such member state is outstanding immediately prior to such date, such replacement shall take effect, with respect to such Borrowing, at the end of the then current Interest Period.

(b) Each provision of this Agreement shall be subject to such reasonable changes of construction as the Administrative Agent may from time to time specify to be appropriate to reflect the adoption of the Euro by any member state of the European Union and any relevant market conventions or practices relating to the Euro.

(c) Each provision of this Agreement also shall be subject to such reasonable changes of construction as the Administrative Agent may from time to time specify to be appropriate to reflect a change in currency of any other country and any relevant market conventions or practices relating to the change in currency.

1.08 Times of Day. Unless otherwise specified, all references herein to times of day shall be references to Eastern time (daylight or standard, as applicable).

1.09 Letter of Credit Amounts. Unless otherwise specified herein, the amount of a Letter of Credit at any time shall be deemed to be the Dollar Equivalent of the stated amount of such Letter of Credit in effect at such time; provided, however, that with respect to any Letter of Credit that, by its terms or the terms of any Issuer Document related thereto, provides for one or more automatic increases in the stated amount thereof, the amount of such Letter of Credit shall be deemed to be the Dollar Equivalent of the maximum stated amount of such Letter of Credit after giving effect to all such increases, whether or not such maximum stated amount is in effect at such time.

1.10 Limited Conditionality Acquisitions. In the event that the Company notifies the Administrative Agent in writing that any proposed acquisition is a Limited Conditionality Acquisition and that the Company wishes to test the conditions to such acquisition and the Incremental Term Loans that are used to finance such acquisition in accordance with this Section, then, so long as agreed to by the Administrative Agent and the Lenders providing such Incremental Term Loans, the following provisions shall apply:

(a) any condition to such acquisition or such Incremental Term Loans that requires that no Default shall have occurred and be continuing at the time of such acquisition or the incurrence of such Incremental Term Loans, shall be satisfied if (i) no Default shall have occurred and be continuing at the time of the execution of the definitive purchase agreement, merger agreement or other acquisition agreement governing such acquisition and (ii) no Event of Default under any of Sections 8.01(a), 8.01(b), 8.01(i) or 8.01(j) shall have occurred and be continuing both before and after giving effect to such acquisition and any Indebtedness incurred or assumed in connection therewith (including such additional Indebtedness);

(b) any condition to such acquisition or such Incremental Term Loans that the representations and warranties of each Borrower contained in Article V and of each Credit Party contained in each other Loan Document shall be true and correct at the time of such acquisition or the incurrence of such Incremental Term Loans shall be subject to customary “SunGard” or other customary applicable “certain funds” conditionality provisions (including, without limitation, a condition that the representations and warranties under the relevant agreements relating to such Limited Conditionality Acquisition as are material to the Administrative Agent or the Lenders providing such Incremental Term Loans shall be true and correct, but only to the extent that the Company or its applicable Subsidiary has the right to terminate its obligations under such agreement as a result of a breach of such representations and warranties or the failure of those representations and warranties to be true and correct), so long as all representations and warranties of each Borrower contained in Article V and of each Credit Party contained in each other Loan Documents are true and correct in all material respects (or, to the extent any such representation and warranty is subject to a materiality or Material Adverse Effect qualification, in all respects) at the time of execution of the definitive purchase agreement, merger agreement or other acquisition agreement governing such acquisition;

(c) any financial ratio test or condition, may upon the written election of the Company delivered to the Administrative Agent prior to the execution of the definitive agreement for such acquisition, be tested either (i) upon the execution of the definitive agreement with respect to such Limited Conditionality Acquisition or (ii) upon the consummation of the Limited Conditionality Acquisition and related incurrence of such Incremental Term Loans, in each case, after giving effect to the relevant Limited Conditionality Acquisition and all Indebtedness incurred or assumed in connection therewith, on a Pro Forma Basis; provided that the failure to deliver a notice under this Section 1.10(c) prior to the date of execution of the definitive agreement for such Limited Conditionality Acquisition shall be deemed an election to test the applicable financial ratio under subclause (ii) of this Section 1.10(c); and

(d) except as provided in the next sentence, if the Company has made an election with respect to any Limited Conditionality Acquisition to test a financial ratio test or condition at the time specified in clause (c)(i) of this Section, then in connection with any subsequent calculation of any ratio or basket on or following the relevant date of execution of the definitive agreement with respect to such Limited Conditionality Acquisition and prior to the earlier of (i) the date on which such Limited Conditionality Acquisition is consummated or (ii) the date that the definitive agreement for such Limited Conditionality Acquisition is terminated or expires without consummation of such Limited Conditionality Acquisition, any such ratio or basket shall be required to be satisfied (x) on a Pro Forma Basis assuming such Limited Conditionality Acquisition and other transactions in connection therewith (including the incurrence or assumption of Indebtedness) have been consummated and (y) assuming such Limited Conditionality Acquisition and other transactions in connection therewith (including the incurrence or assumption of Indebtedness) have not been consummated. Notwithstanding the foregoing, any calculation of a ratio in connection with determining the Applicable Rate and determining whether or not the Borrowers are in compliance with the requirements of Section 7.15 shall, in each case be calculated assuming such Limited Conditionality Acquisition and other transactions in connection therewith (including the incurrence or assumption of Indebtedness) have not been consummated.

The foregoing provisions shall apply with similar effect during the pendency of multiple Limited Conditionality Acquisitions such that each of the possible scenarios is separately tested. Notwithstanding anything to the contrary herein, in no event shall there be more than two Limited Conditionality Acquisitions at any time outstanding.

ARTICLE II

THE COMMITMENTS AND CREDIT EXTENSIONS

2.01 The Loans. (a) The Term Borrowing. Subject to the terms and conditions set forth herein, each Term Lender severally agrees to make a single loan (each such loan, a “Term Loan”) to IPC in Dollars on the Closing Date in an amount not to exceed such Term Lender’s Applicable Percentage of the Term Facility. The Term Borrowing shall consist of Term Loans made simultaneously by the Term Lenders in accordance with their respective Applicable Percentage of the Term Facility. Amounts borrowed under this Section 2.01(a) and repaid or prepaid may not be reborrowed. Term Loans may be Base Rate Loans or Eurocurrency Rate Loans, as further provided herein.

(b) The Revolving Credit Borrowings. Subject to the terms and conditions set forth herein, each Revolving Credit Lender severally agrees to make loans (each such loan, a “Revolving Credit Loan”) to the Borrowers in Dollars or in one or more Alternative Currencies from time to time, on any Business Day during the Availability Period, in an aggregate amount not to exceed at any time outstanding the amount of such Lender’s Revolving Credit Commitment; provided, however, that after giving effect to any Revolving Credit Borrowing, (i) the Total Revolving Credit Outstandings shall not exceed the Revolving Credit Facility, (ii) the Revolving Credit Exposure shall not exceed such Revolving Credit Lender’s Revolving Credit Commitment and (iii) the aggregate Outstanding Amount of all Revolving Credit Loans denominated in Alternative Currencies shall not exceed the Alternative Currency Sublimit. Within the limits of each Revolving Credit Lender’s Revolving Credit Commitment, and subject to the other terms and conditions hereof, the Borrowers may borrow under this Section 2.01(b), prepay under Section 2.05, and reborrow under this Section 2.01(b). Revolving Credit Loans may be Base Rate Loans or Eurocurrency Rate Loans, as further provided herein.

2.02 Borrowings, Conversions and Continuations of Loans. (a) Each Term Borrowing, each Revolving Credit Borrowing, each conversion of Term Loans or Revolving Credit Loans from one Type to the other, and each continuation of Eurocurrency Rate Loans shall be made upon the Company’s irrevocable notice to the Administrative Agent, which may be given by (A) telephone or (B) a Committed Loan Notice; provided that any telephone notice must be confirmed immediately by delivery to the Administrative Agent of a Committed Loan Notice. Each such Committed Loan Notice must be received by the Administrative Agent not later than 12:00 p.m. (i) three Business Days prior to the requested date of any Borrowing of, conversion to or continuation of Eurocurrency Rate Loans denominated in Dollars or Canadian Dollars or of any conversion of Eurocurrency Rate Loans denominated in Dollars to Base Rate Loans, (ii) four Business Days (or five Business Days in the case of a Special Notice Currency) prior to the requested date of any Borrowing or continuation of Eurocurrency Rate Loans denominated in Alternative Currencies (other than Canadian Dollars) and (iii) on the requested date of any Borrowing of Base Rate Loans; provided, however, that if the Company wishes to request Eurocurrency Rate Loans having an Interest Period other than one, two, three or six months in duration as provided in the definition of “Interest Period,” the applicable notice must be received by the Administrative Agent not later than 12:00 p.m. (i) four Business Days prior to the requested date of such Borrowing, conversion or continuation of Eurocurrency Rate Loans denominated in Dollars or Canadian Dollars or (ii) five Business Days (or six Business Days in the case of a Special Notice Currency) prior to the requested date of such Borrowing, conversion or continuation of Eurocurrency Rate Loans denominated in Alternative Currencies (other than Canadian Dollars), whereupon the Administrative Agent shall give prompt notice to the Appropriate Lenders of such request and determine whether the requested Interest Period is acceptable to all of them. Not later than 12:00 p.m. (i) three Business Days before the requested date of such Borrowing, conversion or continuation of Eurocurrency Rate Loans denominated in Dollars or Canadian Dollars or (ii) four Business Days (or five Business Days in the case of a Special Notice Currency) prior to the requested date of such Borrowing, conversion or continuation of Eurocurrency Rate Loans denominated in Alternative Currencies (other than Canadian Dollars), the Administrative Agent shall notify the Company (which notice may be by telephone) whether or not the requested Interest Period has been consented to by all the Lenders. Except as provided in Section 2.04(c), each Borrowing of, conversion to or continuation of Eurocurrency Rate Loans shall be in a principal amount of $1,000,000 or a whole multiple of $500,000 in excess thereof or, in the case of Eurocurrency Rate Loans denominated in Canadian Dollars, C$1,000,000 or a whole multiple of C$500,000 in excess thereof. Except as provided in Sections 2.03(c) and 2.04(c), each Borrowing of or conversion to Base Rate Loans shall be in a principal amount of $500,000 or a whole multiple of $100,000 in excess thereof. Each Committed Loan Notice shall specify (i) whether the Company is requesting a Term Borrowing, a Revolving Credit Borrowing, a conversion of Term Loans or Revolving Credit Loans from one Type to the other, or a continuation of Eurocurrency Rate Loans, (ii) the requested date of the Borrowing, conversion or continuation, as the case may be (which shall be a Business Day), (iii) the principal amount of Loans to be borrowed, converted or continued, (iv) the Type of Loans to be borrowed or to which existing Term Loans or Revolving Credit Loans are to be converted, (v) if applicable, the duration of the Interest Period with respect thereto, (vi) in the case of a Revolving Credit Borrowing, the currency of the Revolving Credit Loans to be borrowed and (vii) in the case of a Revolving Credit Borrowing, the Borrower on behalf of whom such Borrowing is requested. If the Company fails to specify a currency in a Committed Loan Notice requesting a Revolving Credit Borrowing, then the Revolving Credit Loans so requested shall be made in Dollars. If the Company fails to specify a Type of Loan in a Committed Loan Notice or if the Company fails to give a timely notice requesting a conversion or continuation, then the applicable Term Loans or Revolving Credit Loans shall be made as, or converted to,

Base Rate Loans; provided, however, that in the case of a failure to timely request a continuation of Loans denominated in an Alternative Currency, such Loans shall be continued as Eurocurrency Rate Loans in their original currency with an Interest Period of one month. Any such automatic conversion to Base Rate Loans shall be effective as of the last day of the Interest Period then in effect with respect to the applicable Eurocurrency Rate Loans. If the Company requests a Borrowing of, conversion to, or continuation of Eurocurrency Rate Loans in any such Committed Loan Notice, but fails to specify an Interest Period, it will be deemed to have specified an Interest Period of one month. No Loan may be converted into or continued as a Loan denominated in a different currency, but instead must be prepaid in the original currency of such Loan and reborrowed in the other currency.

(b) Following receipt of a Committed Loan Notice, the Administrative Agent shall promptly notify each Lender of the amount (and currency) of its Applicable Percentage under the applicable Facility of the applicable Term Loans or Revolving Credit Loans, and if no timely notice of a conversion or continuation is provided by the Company, the Administrative Agent shall notify each Lender of the details of any automatic conversion to Base Rate Loans or continuation of Loans denominated in a currency other than Dollars, in each case as described in Section 2.02(a). In the case of a Term Borrowing or a Revolving Credit Borrowing, each Appropriate Lender shall make the amount of its Loan available to the Administrative Agent in Same Day Funds at the Administrative Agent’s Office for the applicable currency not later than 2:00 p.m., in the case of any Loan denominated in Dollars, and not later than the Applicable Time specified by the Administrative Agent in the case of any Loan in an Alternative Currency, in each case on the Business Day specified in the applicable Committed Loan Notice. Upon satisfaction of the applicable conditions set forth in Section 4.02 (and, if such Borrowing is the initial Credit Extension, Section 4.01), the Administrative Agent shall make all funds so received available to the applicable Borrower in like funds as received by the Administrative Agent either by (i) crediting the account of the applicable Borrower on the books of Bank of America with the amount of such funds or (ii) wire transfer of such funds, in each case in accordance with instructions provided to (and reasonably acceptable to) the Administrative Agent by the Company; provided, however, that if, on the date a Committed Loan Notice with respect to a Revolving Credit Borrowing denominated in Dollars is given by the Company, there are L/C Borrowings outstanding, then the proceeds of such Revolving Credit Borrowing, first, shall be applied to the payment in full of any such L/C Borrowings, and second, shall be made available to the Borrowers as provided above.

(c) Except as otherwise provided herein, a Eurocurrency Rate Loan may be continued or converted only on the last day of an Interest Period for such Eurocurrency Rate Loan. During the existence of a Default, no Loans may be requested as, converted to or continued as Eurocurrency Rate Loans (whether in Dollars or an Alternative Currency) without the consent of the Required Term Lenders (in the case of Eurocurrency Rate Loans under the Term Facility) or the Required Revolving Lenders (in the case of Eurocurrency Rate Loans under the Revolving Credit Facility), and the Required Revolving Lenders may demand that any or all of the then outstanding Eurocurrency Rate Loans denominated in an Alternative Currency be prepaid, or redenominated into Dollars in the amount of the Dollar Equivalent thereof, on the last day of the then current Interest Period with respect thereto.

(d) The Administrative Agent shall promptly notify the Company and the Lenders of the interest rate applicable to any Interest Period for Eurocurrency Rate Loans upon determination of such interest rate.

(e) After giving effect to all Borrowings, all conversions of Loans from one Type to the other, and all continuations of Loans as the same Type, there shall not be more than 12 Interest Periods in the aggregate in effect in respect of the Facilities or more than 4 Interest Periods in the aggregate in effect in respect of the Term Facility.

(f) Notwithstanding anything to the contrary in this Agreement, any Lender may exchange, continue or rollover all of the portion of its Loans in connection with any refinancing, extension, loan modification or similar transaction permitted by the terms of this Agreement, pursuant to a cashless settlement mechanism approved by the Borrowers, the Administrative Agent, and such Lender.

2.03 Letters of Credit.

(a) The Letter of Credit Commitment.

(i) Subject to the terms and conditions set forth herein, (A) ~~the~~each L/C Issuer agrees, in reliance upon the agreements of the Revolving Credit Lenders set forth in this Section 2.03, (1) from time to time on any Business Day during the period from the Closing Date until the Letter of Credit Expiration Date, to issue Letters of Credit denominated in Dollars or in one or more Alternative Currencies applicable to such L/C Issuer for the account of the Company or its Restricted Subsidiaries, and to amend or extend Letters of Credit previously issued by it, in accordance with Section 2.03(b), and (2) to honor drawings under the Letters of Credit issued by it; and (B) the Revolving Credit Lenders severally agree to participate in Letters of Credit issued for the account of the Company or its Restricted Subsidiaries and any drawings thereunder; provided that after giving effect to any L/C Credit Extension with respect to any Letter of Credit, (x) the Total Revolving Credit Outstandings shall not exceed the Revolving Credit Facility, (y) the Revolving Credit Exposure of any Lender shall not exceed such Lender’s Revolving Credit Commitment, and (z) the Outstanding Amount of (1) the L/C Obligations shall not exceed the Letter of Credit Sublimit and (2) the L/C Obligations with respect to all Letters of Credit and Bankers’ Acceptances of any L/C Issuer shall not exceed the L/C Commitment of such L/C Issuer. Each request by the Company for the issuance or amendment of a Letter of Credit shall be deemed to be a representation by each Borrower that the L/C Credit Extension so requested complies with the conditions set forth in the proviso to the preceding sentence. Within the foregoing limits, and subject to the terms and conditions hereof, the Borrowers’ ability to obtain Letters of Credit shall be fully revolving, and accordingly the Borrowers may, during the foregoing period, obtain Letters of Credit to replace Letters of Credit that have expired or that have been drawn upon and reimbursed. All Existing Letters of Credit shall be deemed to have been issued pursuant hereto, and from and after the Closing Date shall be subject to and governed by the terms and conditions hereof.

(ii) ~~The~~No L/C Issuer shall ~~not~~ issue any Letter of Credit if:

(A) subject to Section 2.03(b)(iii), the expiry date of the requested Letter of Credit would occur more than twelve months after the date of issuance or last extension, unless the Required Revolving Lenders have approved such expiry date; or

(B) the expiry date of the requested Letter of Credit (including the presentation date of any related Bankers’ Acceptance) would occur after the Letter of Credit Expiration Date, unless all the Revolving Credit Lenders and the applicable L/C Issuer have approved such expiry date; or

(C) any Bankers’ Acceptance to be created thereunder would not be an eligible bankers’ acceptance under Section 13 of the Federal Reserve Act (12 U.S.C. § 372); or

(D) the maturity date of any Bankers’ Acceptance to be created would occur (1) earlier than thirty (30) or later than one hundred twenty (120) days from the date of issuance of such Bankers’ Acceptance or (2) later than sixty (60) days before the Letter of Credit Expiration Date, unless the Required Lenders have approved such maturity date.

(iii) ~~The~~No L/C Issuer shall ~~not~~ be under any obligation to issue any Letter of Credit if:

(A) any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms purport to enjoin or restrain ~~the~~such L/C Issuer from issuing the Letter of Credit, or any Law applicable to ~~the~~such L/C Issuer or any request or directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over ~~the~~such L/C Issuer shall prohibit, or request that ~~the~~such L/C Issuer refrain from, the issuance of letters of credit or related Bankers’ Acceptances generally or the Letter of Credit or related Bankers’ Acceptance in particular or shall impose upon ~~the~~such L/C Issuer with respect to the Letter of Credit any restriction, reserve or capital requirement (for which ~~the~~such L/C Issuer is not otherwise compensated hereunder) not in effect on the Closing Date, or shall impose upon ~~the~~such L/C Issuer any unreimbursed loss, cost or expense which was not applicable on the Closing Date and which ~~the~~such L/C Issuer in good faith deems material to it;

(B) the issuance of the Letter of Credit would violate one or more policies of ~~the~~such L/C Issuer applicable to letters of credit or Bankers’ Acceptances generally;

(C) except as otherwise agreed by the Administrative Agent and ~~the~~such L/C Issuer, the Letter of Credit is in an initial stated amount less than $100,000;

(D) the Letter of Credit is to be denominated in a currency other than Dollars or an Alternative Currency;

(E) ~~the~~such L/C Issuer does not as of the issuance date of the requested Letter of Credit issue Letters of Credit in the requested currency;

(F) any Revolving Credit Lender is at that time a Defaulting Lender, unless the L/C ~~Issuer has~~Issuers have entered into arrangements, including the delivery of Cash Collateral, satisfactory to the L/C ~~Issuer~~Issuers (in ~~its~~their sole discretion) with the Borrowers or such Lender to eliminate the L/C ~~Issuer’s~~Issuers’ actual or potential Fronting Exposure (after giving effect to Section 2.15(a)(iv)) with respect to the Defaulting Lender arising from either the Letter of Credit then proposed to be issued or that Letter of Credit and all other L/C Obligations as to which ~~the~~such L/C Issuer has actual or potential Fronting Exposure, as ~~it~~they may elect in ~~its~~their sole discretion; or

(G) the Letter of Credit contains any provisions for automatic reinstatement of the stated amount after any drawing thereunder.

(iv) ~~The~~No L/C Issuer shall ~~not~~ amend any Letter of Credit if ~~the~~such L/C Issuer would not be permitted at such time to issue the Letter of Credit in its amended form under the terms hereof.

(v) ~~The~~No L/C Issuer shall be under ~~no~~any obligation to amend any Letter of Credit if (A) ~~the~~such L/C Issuer would have no obligation at such time to issue the Letter of Credit in its amended form under the terms hereof, or (B) the beneficiary of the Letter of Credit does not accept the proposed amendment to the Letter of Credit.

(vi) ~~The~~Each L/C Issuer shall act on behalf of the Revolving Credit Lenders with respect to any Letters of Credit issued by it and the documents associated therewith, and ~~the~~each L/C Issuer shall have all of the benefits and immunities (A) provided to the Administrative Agent in Article IX with respect to any acts taken or omissions suffered by ~~the~~such L/C Issuer in connection with Letters of Credit issued by it or proposed to be issued by it and Issuer Documents pertaining to such Letters of Credit as fully as if the term “Administrative Agent” as used in Article IX included ~~the~~such L/C Issuer with respect to such acts or omissions, and (B) as additionally provided herein with respect to ~~the~~such L/C Issuer.

(b) Procedures for Issuance and Amendment of Letters of Credit; Auto-Extension Letters of Credit.

(i) Each Letter of Credit shall be issued or amended, as the case may be, upon the request of the Company delivered to the applicable L/C Issuer (with a copy to the Administrative Agent) in the form of a Letter of Credit Application, appropriately completed and signed by a Responsible Officer of the Company. Such Letter of Credit Application may be sent by facsimile, by United States mail, by overnight courier, by electronic transmission using the system provided by the applicable L/C Issuer, by personal delivery or by any other means acceptable to ~~the~~such L/C Issuer. Such Letter of Credit Application must be received by the applicable L/C Issuer and the Administrative Agent not later than 11:00 a.m. at least two Business Days (or such later date and time as the Administrative Agent and ~~the~~such L/C Issuer may agree in a particular instance in their sole discretion) prior to the proposed issuance date or date of amendment, as the case may be. In the case of a request for an initial issuance of a Letter of Credit, such Letter of Credit Application shall specify in form and detail satisfactory to the applicable L/C Issuer: (A) the proposed issuance date of the requested Letter of Credit (which shall be a Business Day); (B) the amount and currency thereof; (C) the expiry date thereof; (D) the name and address of the beneficiary thereof; (E) the documents to be presented by such beneficiary in case of any drawing thereunder; (F) the full text of any certificate to be presented by such beneficiary in case of any drawing thereunder; (G) the purpose and nature of the requested Letter of Credit; and (H) such other matters as ~~the~~such L/C Issuer may require. In the case of a request for an amendment of any outstanding Letter of Credit, such Letter of Credit Application shall specify in form and detail satisfactory to the applicable L/C Issuer (1) the Letter of Credit to be amended; (2) the proposed date of amendment thereof (which shall be a Business Day); (3) the nature of the proposed amendment; and (4) such other matters as ~~the~~such L/C Issuer may require. Additionally, the Company shall furnish to the applicable L/C Issuer and the Administrative Agent such other documents and information pertaining to such requested Letter of Credit issuance or amendment, including any Issuer Documents, as ~~the~~such L/C Issuer or the Administrative Agent may require.

(ii) Promptly after receipt of any Letter of Credit Application, the applicable L/C Issuer will confirm with the Administrative Agent (by telephone or in writing) that the Administrative Agent has received a copy of such Letter of Credit Application from the Company and, if not, the applicable L/C Issuer will provide the Administrative Agent with a copy thereof. Unless the applicable L/C Issuer has received written notice from any Revolving Credit Lender, the Administrative Agent or any Credit Party, at least one Business Day prior to the requested date of issuance or amendment of the applicable Letter of Credit, that one or more applicable conditions contained in Article IV shall not then be satisfied, then, subject to the terms and conditions hereof, ~~the~~such L/C Issuer shall, on the requested date, issue a Letter of Credit for the account of the applicable Borrower (or the applicable Restricted Subsidiary) or enter into the applicable amendment, as the case may be, in each case in accordance with ~~the~~such L/C Issuer’s usual and customary business practices. Immediately upon the issuance of each Letter of Credit, each Revolving Credit Lender shall be deemed to, and hereby irrevocably and unconditionally agrees to, purchase from the applicable L/C Issuer a risk participation in such Letter of Credit in an amount equal to the product of such Revolving Credit Lender’s Applicable Revolving Credit Percentage times the amount of such Letter of Credit.

(iii) If the Company so requests in any applicable Letter of Credit Application, ~~the~~any L/C Issuer may, in its sole discretion, agree to issue a standby Letter of Credit that has automatic extension provisions (each, an “Auto-Extension Letter of Credit”); provided that any such Auto-Extension Letter of Credit must permit ~~the~~such L/C Issuer to prevent any such extension at least once in each twelve-month period (commencing with the date of issuance of such Letter of Credit) by giving prior notice to the beneficiary thereof not later than a day (the “Non-Extension Notice Date”) in each such twelve-month period to be agreed upon at the time such Letter of Credit is issued. Unless otherwise directed by the applicable L/C Issuer, the Company shall not be required to make a specific request to ~~the~~such L/C Issuer for any such extension. Once an Auto-Extension Letter of Credit has been issued, the Revolving Credit Lenders shall be deemed to have authorized (but may not require) the applicable L/C Issuer to permit the extension of such Letter of Credit at any time to an expiry date not later than the Letter of Credit Expiration Date; provided, however, that ~~the~~such L/C Issuer shall not permit any such extension if (A) ~~the~~such L/C Issuer has determined that it would not be permitted, or would have no obligation, at such time to issue such Letter of Credit in its revised form (as extended) under the terms hereof (by reason of the provisions of clause (ii) or (iii) of Section 2.03(a) or otherwise), or (B) it has received notice (which may be by telephone or in writing) on or before the day that is seven Business Days before the Non-Extension Notice Date (1) from the Administrative Agent that the Required Revolving Lenders have elected not to permit such extension or (2) from the Administrative Agent, any Revolving Credit Lender or the Company that one or more of the applicable conditions specified in Section 4.02 is not then satisfied, and in each such case directing ~~the~~such L/C Issuer not to permit such extension.

(iv) Promptly after its delivery of any Letter of Credit or any amendment to a Letter of Credit to an advising bank with respect thereto or to the beneficiary thereof, the applicable L/C Issuer will also deliver to the Company and the Administrative Agent a true and complete copy of such Letter of Credit or amendment.

(c) Drawings and Reimbursements; Funding of Participations.

(i) Upon receipt from the beneficiary of any Letter of Credit of any notice of a drawing under such Letter of Credit, the applicable L/C Issuer shall notify the Company and the Administrative Agent thereof. In the case of a Letter of Credit denominated in an Alternative Currency, the Company shall reimburse the applicable L/C Issuer in such Alternative Currency, unless (A) ~~the~~such L/C Issuer (at its option) shall have specified in such notice that it will require reimbursement in Dollars, or (B) in the absence of any such requirement for reimbursement in Dollars, the Company shall have notified ~~the~~such L/C Issuer promptly following receipt of the notice of drawing that the Company will reimburse ~~the~~such L/C Issuer in Dollars. In the case of any such reimbursement in Dollars of a drawing under a Letter of Credit denominated in an Alternative Currency, ~~the~~such L/C Issuer shall notify the Company of the Dollar Equivalent of the amount of the drawing promptly following the determination thereof. Not later than 11:00 a.m. on the date of any payment by ~~the~~any L/C Issuer under a Letter of Credit to be reimbursed in Dollars (or, in the case of a Bankers’ Acceptance to be reimbursed in Dollars, on the maturity date therefor), or the Applicable Time on the date of any payment by ~~the~~any L/C Issuer under a Letter of Credit to be reimbursed in an Alternative Currency (or, in the case of a Bankers’ Acceptance to be reimbursed in Dollars, on the maturity date therefor) (each such date, an “Honor Date”), the Borrowers shall reimburse ~~the~~such L/C Issuer through the Administrative Agent in an amount equal to the amount of such drawing and in the applicable currency. In the event that (A) a drawing denominated in an Alternative Currency is to be reimbursed in Dollars pursuant to the second sentence in this Section 2.03(c)(i) and (B) the Dollar amount paid by the Borrowers, whether on or after the Honor Date, shall not be adequate on the date of that payment to purchase in accordance with normal banking procedures a sum denominated in the Alternative Currency equal to the drawing, the Borrowers agree, as a separate and independent obligation, to indemnify the applicable L/C Issuer for the loss resulting from its inability on that date to purchase the Alternative Currency in the full amount of the drawing. If the Borrowers fail to so reimburse the applicable L/C Issuer by such time, the Administrative Agent shall promptly notify each Revolving Credit Lender of the Honor Date, the amount of the unreimbursed drawing (expressed in Dollars in the amount of the Dollar Equivalent thereof in the case of a Letter of Credit denominated in an Alternative Currency) (the “Unreimbursed Amount”), and the amount of such Revolving Credit Lender’s Applicable Revolving Credit Percentage thereof. In such event, the Borrowers shall be deemed to have requested a Revolving Credit Borrowing of Base Rate Loans to be disbursed on the Honor Date in an amount equal to the Unreimbursed Amount, without regard to the minimum and multiples specified in Section 2.02 for the principal amount of Base Rate Loans, but subject to the amount of the unutilized portion of the aggregate Revolving Credit Commitments and the conditions set forth in Section 4.02 (other than the delivery of a Committed Loan Notice). Any notice given by the applicable L/C Issuer or the Administrative Agent pursuant to this Section 2.03(c)(i) may be given by telephone if immediately confirmed in writing; provided that the lack of such an immediate confirmation shall not affect the conclusiveness or binding effect of such notice.

(ii) Each Revolving Credit Lender shall upon any notice pursuant to Section 2.03(c)(i) make funds available (and the Administrative Agent may apply Cash Collateral provided for this purpose) for the account of the applicable L/C Issuer, in Dollars, at the Administrative Agent’s Office for Dollar-denominated payments in an amount equal to its Applicable Revolving Credit Percentage of the Unreimbursed Amount not later than 1:00 p.m. on the Business Day specified in such notice by the Administrative Agent, whereupon, subject to the provisions of Section 2.03(c)(iii), each Revolving Credit Lender that so makes funds available shall be deemed to have made a Base Rate Loan to the Borrowers in such amount. The Administrative Agent shall remit the funds so received to the applicable L/C Issuer in Dollars.

(iii) With respect to any Unreimbursed Amount that is not fully refinanced by a Revolving Credit Borrowing of Base Rate Loans because the conditions set forth in Section 4.02 cannot be satisfied or for any other reason, the Borrowers shall be deemed to have incurred from the applicable L/C Issuer an L/C Borrowing in the amount of the Unreimbursed Amount that is not so refinanced, which L/C Borrowing shall be due and payable on demand (together with interest) and shall bear interest at the Default Rate. In such event, each Revolving Credit Lender’s payment to the Administrative Agent for the account of the applicable L/C Issuer pursuant to Section 2.03(c)(ii) shall be deemed payment in respect of its participation in such L/C Borrowing and shall constitute an L/C Advance from such Lender in satisfaction of its participation obligation under this Section 2.03.

(iv) Until each Revolving Credit Lender funds its Revolving Credit Loan or L/C Advance pursuant to this Section 2.03(c) to reimburse the applicable L/C Issuer for any amount drawn under any Letter of Credit, interest in respect of such Lender’s Applicable Revolving Credit Percentage of such amount shall be solely for the account of ~~the~~such L/C Issuer.

(v) Each Revolving Credit Lender’s obligation to make Revolving Credit Loans or L/C Advances to reimburse the applicable L/C Issuer for amounts drawn under Letters of Credit, as contemplated by this Section 2.03(c), shall be absolute and unconditional and shall not be affected by any circumstance, including (A) any setoff, counterclaim, recoupment, defense or other right which such Lender may have against ~~the~~such L/C Issuer, any Borrower, any Subsidiary or any other Person for any reason whatsoever; (B) the occurrence or continuance of a Default, or (C) any other occurrence, event or condition, whether or not similar to any of the foregoing; provided, however, that each Revolving Credit Lender’s obligation to make Revolving Credit Loans pursuant to this Section 2.03(c) is subject to the conditions set forth in Section 4.02 (other than delivery by the Company of a Committed Loan Notice). No such making of an L/C Advance shall relieve or otherwise impair the obligation of any Borrower to reimburse the applicable L/C Issuer for the amount of any payment made by ~~the~~such L/C Issuer under any Letter of Credit, together with interest as provided herein.

(vi) If any Revolving Credit Lender fails to make available to the Administrative Agent for the account of the applicable L/C Issuer any amount required to be paid by such Lender pursuant to the foregoing provisions of this Section 2.03(c) by the time specified in Section 2.03(c)(ii), then, without limiting the other provisions of this Agreement, ~~the~~such L/C Issuer shall be entitled to recover from such Lender (acting through the Administrative Agent), on demand, such amount with interest thereon for the period from the date such payment is required to the date on which such payment is immediately available to ~~the~~such L/C Issuer at a rate per annum equal to the applicable Overnight Rate from time to time in effect, plus any administrative, processing or similar fees customarily charged by ~~the~~such L/C Issuer in connection with the foregoing. If such Lender pays such amount (with interest and fees as aforesaid), the amount so paid shall constitute such Lender’s Revolving Credit Loan included in the relevant Revolving Credit Borrowing or L/C Advance in respect of the relevant L/C Borrowing, as the case may be. A certificate of the applicable L/C Issuer submitted to any Revolving Credit Lender (through the Administrative Agent) with respect to any amounts owing under this Section 2.03(c)(vi) shall be conclusive absent manifest error.

(d) Repayment of Participations.

(i) At any time after the applicable L/C Issuer has made a payment under any Letter of Credit and has received from any Revolving Credit Lender such Lender’s L/C Advance in respect of such payment in accordance with Section 2.03(c), if the Administrative Agent receives for the account of ~~the~~such L/C Issuer any payment in respect of the related Unreimbursed Amount or interest thereon (whether directly from a Borrower or otherwise, including proceeds of Cash Collateral applied thereto by the Administrative Agent), the Administrative Agent will distribute to such Lender its Applicable Revolving Credit Percentage thereof in Dollars and in the same funds as those received by the Administrative Agent.

(ii) If any payment received by the Administrative Agent for the account of the applicable L/C Issuer pursuant to Section 2.03(c)(i) is required to be returned under any of the circumstances described in Section 10.05 (including pursuant to any settlement entered into by ~~the~~such L/C Issuer in its discretion), each Revolving Credit Lender shall pay to the Administrative Agent for the account of ~~the~~such L/C Issuer its Applicable Revolving Credit Percentage thereof on demand of the Administrative Agent, plus interest thereon from the date of such demand to the date such amount is returned by such Lender, at a rate per annum equal to the applicable Overnight Rate from time to time in effect. The obligations of the Lenders under this clause shall survive the payment in full of the Obligations and the termination of this Agreement.

(e) Obligations Absolute. The obligation of the Borrowers to reimburse the applicable L/C Issuer for each drawing under each Letter of Credit and to repay each L/C Borrowing shall be absolute, unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including the following:

(i) any lack of validity or enforceability of such Letter of Credit, this Agreement, or any other Loan Document;

(ii) the existence of any claim, counterclaim, setoff, defense or other right that any Borrower or any Subsidiary may have at any time against any beneficiary or any transferee of such Letter of Credit (or any Person for whom any such beneficiary or any such transferee may be acting), ~~the~~such L/C Issuer or any other Person, whether in connection with this Agreement, the transactions contemplated hereby or by such Letter of Credit or any agreement or instrument relating thereto, or any unrelated transaction;

(iii) any draft, demand, certificate or other document presented under such Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect; or any loss or delay in the transmission or otherwise of any document required in order to make a drawing under such Letter of Credit;

(iv) waiver by ~~the~~such L/C Issuer of any requirement that exists for ~~the~~such L/C Issuer’s protection and not the protection of any Borrower or any waiver by ~~the~~such L/C Issuer which does not in fact materially prejudice any Borrower;

(v) honor of a demand for payment presented electronically even if such Letter of Credit requires that demand be in the form of a draft;

(vi) any payment made by ~~the~~such L/C Issuer in respect of an otherwise complying item presented after the date specified as the expiration date of, or the date by which documents must be received under such Letter of Credit if presentation after such date is authorized by the UCC ~~or~~, the ISP or the UCP, as applicable;

(vii) any payment by ~~the~~such L/C Issuer under such Letter of Credit against presentation of a draft or certificate that does not strictly comply with the terms of such Letter of Credit; or any payment made by ~~the~~such L/C Issuer under such Letter of Credit to any Person purporting to be a trustee in bankruptcy, debtor-in-possession, assignee for the benefit of creditors, liquidator, receiver or other representative of or successor to any beneficiary or any transferee of such Letter of Credit, including any arising in connection with any proceeding under any Debtor Relief Law;

(viii) any adverse change in the relevant exchange rates or in the availability of the relevant Alternative Currency to the Company or any Subsidiary or in the relevant currency markets generally; or

(ix) any other circumstance or happening whatsoever, whether or not similar to any of the foregoing, including any other circumstance that might otherwise constitute a defense available to, or a discharge of, the Company or any of its Subsidiaries.

Each Borrower shall promptly examine a copy of each Letter of Credit and each amendment thereto that is delivered to it and, in the event of any claim of noncompliance with such Borrower’s instructions or other irregularity, the Company will promptly notify the applicable L/C Issuer. Each Borrower shall be conclusively deemed to have waived any such claim against the applicable L/C Issuer and its correspondents unless such notice is given as aforesaid.

(f) Role of L/C ~~Issuer~~Issuers. Each Lender and each Borrower agree that, in paying any drawing under a Letter of Credit, the applicable L/C Issuer shall not have any responsibility to obtain any document (other than any sight draft, certificates and documents expressly required by the Letter of Credit) or to ascertain or inquire as to the validity or accuracy of any such document or the authority of the Person executing or delivering any such document. None of the L/C ~~Issuer~~Issuers, the Administrative Agent, any of their respective Related Parties nor any correspondent, participant or assignee of ~~the~~any L/C Issuer shall be liable to any Lender for (i) any action taken or omitted in connection herewith at the request or with the approval of the Revolving Credit Lenders or the Required Revolving Lenders, as applicable; (ii) any action taken or omitted in the absence of gross negligence or willful misconduct, as determined by a court of competent jurisdiction by final nonappealable judgment; or (iii) the due execution, effectiveness, validity or enforceability of any document or instrument related to any Letter of Credit or Issuer Document. Each Borrower hereby assumes all risks of the acts or omissions of any beneficiary or transferee with respect to its use of any Letter of Credit; provided, however, that this assumption is not intended to, and shall not, preclude any Borrower’s pursuing such rights and remedies as it may have against the beneficiary or transferee at law or under any other agreement. None of the L/C ~~Issuer~~Issuers, the Administrative Agent, any of their respective Related Parties nor any correspondent, participant or assignee of ~~the~~any L/C Issuer shall be liable or responsible for any of the matters described in clauses (i) through (~~viii~~ix) of Section 2.03(e); provided, however, that anything in such clauses to the contrary notwithstanding, the Borrowers may have a claim against ~~the~~an L/C Issuer, and ~~the~~an L/C Issuer may be liable to the Borrowers, to the extent, but only to the extent, of any direct, as opposed to consequential or exemplary, damages suffered by the Borrowers which the Borrowers prove were caused by ~~the~~such L/C Issuer’s willful misconduct or gross negligence ~~or the~~, as determined by a court of competent jurisdiction by final nonappealable judgment, or such L/C Issuer’s willful failure to pay under any Letter of Credit issued by it after the presentation to it by the beneficiary of a sight draft and certificate(s) strictly complying with the terms and conditions of ~~a~~such Letter of Credit. In furtherance and not in limitation of the foregoing, ~~the~~each L/C Issuer may accept documents that appear on their face to be in order, without responsibility for further investigation, regardless of any notice or information to the contrary, and ~~the~~such L/C Issuer shall not be responsible for the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign a Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason. ~~The~~Each L/C Issuer may send a Letter of Credit or conduct any communication to or from the beneficiary via the Society for Worldwide Interbank Financial Telecommunication (“SWIFT”) message or overnight courier, or any other commercially reasonable means of communicating with a beneficiary.

(g) Applicability of ISP and UCP; Limitation of Liability. Unless otherwise expressly agreed by the applicable L/C Issuer and the Company when a Letter of Credit is issued (including any such agreement applicable to an Existing Letter of Credit), (i) the rules of the ISP shall apply to each standby Letter of Credit and (ii) the rules of the UCP shall apply to each commercial Letter of Credit. Notwithstanding the foregoing, the applicable L/C Issuer shall not be responsible to any Borrower for, and the applicable L/C Issuer’s rights and remedies against each Borrower shall not be impaired by, any action or inaction of the applicable L/C Issuer required or permitted under any law, order, or practice that is required or permitted to be applied to any Letter of Credit or this Agreement, including the Law or any order of a jurisdiction where the applicable L/C Issuer or the beneficiary is located, the practice stated in the ISP or the UCP, as applicable, or in the decisions, opinions, practice statements, or official commentary of the ICC Banking Commission, the Bankers Association for Finance and Trade – International Financial Services Association (BAFT-IFSA), or the Institute of International Banking Law & Practice, whether or not any Letter of Credit chooses such law or practice.

(h) Letter of Credit Fees and Bankers’ Acceptance Fees. The Borrowers shall pay to the Administrative Agent for the account of each Revolving Credit Lender in accordance, subject to Section 2.15, with its Applicable Revolving Credit Percentage, in Dollars, (i) a Letter of Credit fee (the “Letter of Credit Fee”) ~~for each~~(A) for each commercial Letter of Credit (other than Bankers’ Acceptances) equal to the Applicable Rate times the Dollar Equivalent of the daily amount available to be drawn under such Letter of Credit and (B) for each standby Letter of Credit equal to the Applicable Rate times the Dollar Equivalent of the daily amount available to be drawn under such Letter of Credit and (ii) a Bankers’ Acceptance fee (the “BA Fee”) equal to the Applicable Rate times the Dollar Equivalent of the maximum stated amount of all then outstanding Bankers’ Acceptances. For purposes of computing the daily amount available to be drawn under any Letter of Credit, the amount of such Letter of Credit shall be determined in accordance with Section 1.09. Letter of Credit Fees and BA Fees shall be (i) due and payable on the first Business Day after the end of each March, June, September and December, commencing with the first such date to occur after the issuance of such Letter of Credit or Bankers’ Acceptance, on the Letter of Credit Expiration Date and thereafter on demand and (ii) computed on a quarterly basis in arrears. If there is any change in the Applicable Rate during any quarter, the daily amount available to be drawn under each Letter of Credit or the maximum stated amount of all Bankers’ Acceptances, as the case may be, shall be computed and multiplied by the Applicable Rate separately for each period during such quarter that such Applicable Rate was in effect. Notwithstanding anything to the contrary contained herein, upon the request of the Required Revolving Lenders, while any Event of Default exists, all Letter of Credit Fees and BA Fees shall accrue at the Default Rate.

(i) Fronting Fee and Documentary and Processing Charges Payable to L/C ~~Issuer~~Issuers. The Borrowers shall pay directly to the applicable L/C Issuer for its own account, in Dollars, a fronting fee (i) with respect to each ~~Letter of Credit~~commercial Letter of Credit issued by Bank of America, at the rate specified in the Fee Letter (or such other rate separately agreed between the Borrowers and Bank of America) and, with respect to each Letter of Credit issued by any other L/C Issuer, at a rate determined by the Borrowers and such L/C Issuer, in each case computed on the Dollar Equivalent of the amount of such Letter of Credit, and payable upon the issuance thereof, (ii) with respect to any amendment of a commercial Letter of Credit increasing the amount of such Letter of Credit, at a rate separately agreed between the Borrowers and the applicable L/C Issuer, computed on the Dollar Equivalent of the amount of such increase, and payable upon the effectiveness of such amendment, and (iii) with respect to each standby Letter of Credit issued by Bank of America, at the rate per annum specified in the Fee Letter~~,~~ and, with respect to each Letter of Credit issued by any other L/C Issuer, at a rate determined by the Borrowers and such L/C Issuer, in each case computed on the Dollar Equivalent of the daily amount available to be drawn under such Letter of Credit on a quarterly basis in arrears. ~~Such~~The fronting fee referenced in clause (iii) of the immediately preceding sentence shall be due and payable on the ~~tenth~~first Business Day after the end of each March, June, September and December in respect of the most recently-ended quarterly period (or portion thereof, in the case of the first payment), commencing with the first such date to occur after the issuance of such Letter of Credit, on the Letter of Credit Expiration Date and thereafter on demand. For purposes of computing the daily amount available to be drawn under any Letter of Credit, the amount of such Letter of Credit shall be determined in accordance with Section 1.09. In addition, the Borrowers shall pay directly to the applicable L/C Issuer for its own account, in Dollars, the customary issuance, presentation, amendment and other processing fees, and other standard costs and charges, of the applicable L/C Issuer relating to letters of credit as from time to time in effect. Such customary fees and standard costs and charges are due and payable on demand and are nonrefundable.

(j) Conflict with Issuer Documents. In the event of any conflict between the terms hereof and the terms of any Issuer Document, the terms hereof shall control.

(k) Letters of Credit Issued for Subsidiaries. Notwithstanding that a Letter of Credit issued or outstanding hereunder is in support of any obligations of, or is for the account of, a Restricted Subsidiary, the Borrowers shall be obligated to reimburse the applicable L/C Issuer hereunder for any and all drawings under such Letter of Credit. Each Borrower hereby acknowledges that the issuance of Letters of Credit for the account of Subsidiaries inures to the benefit of such Borrower, and that each Borrower’s business derives substantial benefits from the businesses of such Restricted Subsidiaries.

(l) Bankers’ Acceptances. This Agreement contemplates the issuance of commercial Letters of Credit that are acceptance credits and the creation of Bankers’ Acceptances in connection therewith. For purposes hereof and as additional clarification as the context requires, (i) references to drawings under Letters of Credit shall include the creation of, and payments under, Bankers’ Acceptances, (ii) references to notices of drawing under Letters of Credit shall include presentations of Bankers’ Acceptances for payment, (iii) references to undrawn amounts under Letters of Credit shall include amounts payable under (or that may become payable under) Bankers’ Acceptances, (iv) references to the issuance of a Letter of Credit shall include the creation of a Bankers’ Acceptance under a commercial Letter of Credit and (v) references to expiry dates of Letters of Credit shall include maturity dates of Bankers’ Acceptances.

(m) Letter of Credit Reports. For so long as any Letter of Credit issued by an L/C Issuer (other than Bank of America) is outstanding, such L/C Issuer shall deliver to the Administrative Agent on the last Business Day of each calendar month, and on each date that an L/C Credit Extension occurs with respect to any such Letter of Credit, a report (in form and substance satisfactory to the Administrative Agent) with the information for every outstanding Letter of Credit issued by such L/C Issuer (which information shall include whether such Letter of Credit is an Auto-Extension Letter of Credit, the letter of credit number, maximum face amount, current face amount, the beneficiary name, issuance date, and expiry date of each such Letter of Credit, and, if applicable, the date of amendment of such Letter of Credit and the amount of such amendment).

2.04 Swing Line Loans.

(a) The Swing Line. Subject to the terms and conditions set forth herein, (i) ~~the~~each U.S. Dollar Swing Line Lender, in reliance upon the agreements of the other Revolving Credit Lenders set forth in this Section 2.04, may in its sole discretion, subject to the terms of any Autoborrow Agreement, make loans in Dollars (each such loan, a “U.S. Dollar Swing Line Loan”) to the Borrowers from time to time on any Business Day during the Availability Period in an aggregate amount not to exceed at any time outstanding the amount of ~~the~~such U.S. Dollar Swing Line ~~Sublimit~~Lender’s U.S. Dollar Swing Line Commitment, notwithstanding the fact that such U.S. Dollar Swing Line Loans, when aggregated with the Applicable Revolving Credit Percentage of the Outstanding Amount of Revolving Credit Loans, Canadian Dollar Swing Line Loans and L/C Obligations of the applicable Lender acting as ~~the~~a U.S. Dollar Swing Line Lender, may exceed the amount of such Lender’s Revolving Credit Commitment; provided that in no event shall the aggregate outstanding principal amount of all U.S. Dollar Swing Line Loans at any time exceed the U.S. Dollar Swing Line Sublimit, and (ii) the Canadian Dollar Swing Line Lender, in reliance upon the agreements of the other Revolving Credit Lenders set forth in this Section 2.04, may in its sole discretion make loans in Canadian Dollars (each such loan, a “Canadian Dollar Swing Line Loan”) to the Canadian Borrowers from time to time on any Business Day during the Availability Period in an aggregate amount not to exceed at any time outstanding the amount of the Canadian Dollar Swing Line Sublimit, notwithstanding the fact that such Canadian Dollar Swing Line Loans, when aggregated with the Applicable Revolving Credit Percentage of the Outstanding Amount of Revolving Credit Loans, U.S. Dollar Swing Line Loans and L/C Obligations of the Lender acting as the Canadian Dollar Swing Line Lender, may exceed the amount of such Lender’s Revolving Credit Commitment; provided, however, that (x) after giving effect to any Swing Line Loan, (i) the Total Revolving Credit Outstandings shall not exceed the Revolving Credit Facility at such time, and (ii) the Revolving Credit Exposure of any Revolving Credit Lender shall not exceed such Lender’s Revolving Credit Commitment, (y) no Borrower shall use the proceeds of any Swing Line Loan to refinance any outstanding Swing Line Loan, and (z) no Swing Line Lender shall be under any obligation to make any Swing Line Loan if it shall determine (which determination shall be conclusive and binding absent manifest error) that it has, or by such Credit Extension may have, Fronting Exposure. Within the foregoing limits, and subject to the other terms and conditions hereof, the Borrowers may borrow under this Section 2.04, prepay under Section 2.05, and reborrow under this Section 2.04. Each U.S. Dollar Swing Line Loan shall bear interest only at a rate based on the Base

Rate; provided however, that if an Autoborrow Agreement is in effect, the applicable U.S. Dollar Swing Line Lender may, at its discretion, provide for an alternate rate of interest on U.S. Dollar Swing Line Loans under the applicable Autoborrow Agreement with respect to any U.S. Dollar Swing Line Loans for which the applicable U.S. Dollar Swing Line Lender has not requested that the Revolving Credit Lenders fund Revolving Credit Loans to refinance, or to purchase and fund risk participations in, such Swing Line Loans pursuant to Section 2.04(c). Each Canadian Dollar Swing Line Loan shall bear interest only at a rate based on the Canadian Prime Rate. Immediately upon the making of a Swing Line Loan, each Revolving Credit Lender shall be deemed to, and hereby irrevocably and unconditionally agrees to, purchase from the applicable Swing Line Lender a risk participation in such Swing Line Loan in an amount equal to the product of such Revolving Credit Lender’s Applicable Revolving Credit Percentage times the amount of such Swing Line Loan.

(b) Borrowing Procedures. ~~Each~~

(i) At any time an Autoborrow Agreement with respect to the applicable Swing Line Lender is not in effect, each Swing Line Borrowing shall be made upon the Company’s irrevocable notice to the applicable Swing Line Lender and the Administrative Agent, which may be given by (A) telephone or (B) by a Swing Line Loan Notice; provided that any telephonic notice must be confirmed promptly by delivery to the applicable Swing Line Lender and the Administrative Agent of a Swing Line Loan Notice. Each such notice must be received by the applicable Swing Line Lender and the Administrative Agent not later than 1:00 p.m. on the requested borrowing date, and shall specify (i) the amount to be borrowed, which shall be a minimum of $100,000, in the case of any U.S. Dollar Swing Line Loan, or C$100,000, in the case of any Canadian Dollar Swing Line Loan, and (ii) the requested borrowing date, which shall be a Business Day. Promptly after receipt by the applicable Swing Line Lender of any Swing Line Loan Notice, such Swing Line Lender will confirm with the Administrative Agent (by telephone or in writing) that the Administrative Agent has also received such Swing Line Loan Notice and, if not, such Swing Line Lender will notify the Administrative Agent (by telephone or in writing) of the contents thereof. Unless the applicable Swing Line Lender has received notice (by telephone or in writing) from the Administrative Agent (including at the request of any Revolving Credit Lender) prior to 2:00 p.m. on the date of the proposed Swing Line Borrowing (A) directing such Swing Line Lender not to make such Swing Line Loan as a result of the limitations set forth in the first proviso to the first sentence of Section 2.04(a), or (B) that one or more of the applicable conditions specified in Article IV is not then satisfied, then, subject to the terms and conditions hereof, such Swing Line Lender will, not later than 3:00 p.m. on the borrowing date specified in such Swing Line Loan Notice, make the amount of its Swing Line Loan available to the applicable Borrower.

(ii) In order to facilitate the borrowing of Swing Line Loans, any Borrower and any U.S. Dollar Swing Line Lender may mutually agree to, and are hereby authorized to, enter into an Autoborrow Agreement in form and substance satisfactory to the Administrative Agent and the applicable U.S Dollar Swing Line Lender (each, an “Autoborrow Agreement”) providing for the automatic advance by the applicable U.S. Dollar Swing Line Lender of U.S. Dollar Swing Line Loans under the conditions set forth in such agreement, which shall be in addition to the conditions set forth herein. At any time an Autoborrow Agreement with any U.S. Dollar Swing Line Lender is in effect, the requirements for U.S. Dollar Swing Line Borrowings from such U.S. Dollar Swing Line Lender set forth in the immediately preceding paragraph shall not apply, and all such Swing Line Borrowings shall be made in accordance with such Autoborrow Agreement; provided that any automatic advance made by Bank of America or JPM, as applicable, in reliance on the applicable Autoborrow Agreement shall be deemed a U.S. Dollar Swing Line Loan as of the time such automatic advance is made notwithstanding any provision in the Autoborrow Agreement to the contrary. For purposes of determining the Total Revolving Credit Outstandings (i) while any

Autoborrow Agreement is in effect with Bank of America, the Outstanding Amount of all U.S. Dollar Swing Line Loans made by Bank of America shall be deemed to be the amount of Bank of America’s U.S. Dollar Swing Line Commitment and (ii) at any time (whether or not an Autoborrow Agreement is in effect with JPM) the Outstanding Amount of all U.S. Dollar Swing Line Loans made by JPM shall be deemed to be the amount of JPM’s U.S. Dollar Swing Line Commitment (unless each of the Administrative Agent, JPM and the Company have made satisfactory arrangements to provide the Administrative Agent with timely information on the Outstanding Amount of all U.S. Dollar Swing Line Loans made by JPM) (it being understood, however, that deeming any amounts to be outstanding for purposes of determining Total Revolving Credit Outstandings pursuant to this sentence shall not result in interest accruing on such amounts if not actually outstanding). For purposes of any Swing Line Borrowing advanced by Bank of America pursuant to an Autoborrow Agreement, all references to Bank of America in such Autoborrow Agreement shall be deemed to be a reference to Bank of America, in its capacity as a Swing Line Lender hereunder. For purposes of any Swing Line Borrowing advanced by JPM pursuant to an Autoborrow Agreement, all references to JPM in such Autoborrow Agreement shall be deemed to be a reference to JPM, in its capacity as a Swing Line Lender hereunder.

(c) Refinancing of Swing Line Loans.

(i) ~~The~~Each U.S. Dollar Swing Line Lender at any time in its sole and absolute discretion may request, on behalf of the Borrowers (which hereby irrevocably authorizes ~~the~~each U.S. Dollar Swing Line Lender to so request on its behalf), that each Revolving Credit Lender make a Base Rate Loan in Dollars in an amount equal to such Lender’s Applicable Revolving Credit Percentage of the amount of U.S. Dollar Swing Line Loans made by such U.S. Dollar Swing Line Lender then outstanding. The Canadian Dollar Swing Line Lender at any time in its sole and absolute discretion may request, on behalf of the Canadian Borrowers (which hereby irrevocably authorizes the Canadian Dollar Swing Line Lender to so request on its behalf), that each Revolving Credit Lender make a Eurocurrency Rate Loan in Canadian Dollars with an Interest Period of one month in an amount equal to such Lender’s Applicable Revolving Credit Percentage of the amount of Canadian Dollar Swing Line Loans then outstanding. Each such request shall be made in writing (which written request shall be deemed to be a Committed Loan Notice for purposes hereof) and in accordance with the requirements of Section 2.02, without regard to the minimum and multiples specified therein for the principal amount of Base Rate Loans or Eurocurrency Rate Loans, as the case may be, but subject to the unutilized portion of the Revolving Credit Facility and the conditions set forth in Section 4.02. The applicable Swing Line Lender shall furnish the Company with a copy of the applicable Committed Loan Notice promptly after delivering such notice to the Administrative Agent. Each Revolving Credit Lender shall make an amount equal to its Applicable Revolving Credit Percentage of the amount specified in such Committed Loan Notice available to the Administrative Agent in Same Day Funds (and the Administrative Agent may apply Cash Collateral available with respect to the applicable Swing Line Loan) for the account of the applicable Swing Line Lender at the Administrative Agent’s Office for Dollar-denominated payments or Canadian Dollar-denominated payments, as applicable, not later than 1:00 p.m. on the day specified in such Committed Loan Notice, whereupon, subject to Section 2.04(c)(ii), each Revolving Credit Lender that so makes funds available shall be deemed to have made a Base Rate Loan or a Eurocurrency Rate Loan, as the case may be, to the applicable Borrowers in such amount. The Administrative Agent shall remit the funds so received to the applicable Swing Line Lender.

(ii) If for any reason any Swing Line Loan cannot be refinanced by such a Revolving Credit Borrowing in accordance with Section 2.04(c)(i), the request for Base Rate Loans or Eurocurrency Rate Loans, as applicable, submitted by the applicable Swing Line Lender as set forth herein shall be deemed to be a request by such Swing Line Lender that each of the Revolving Credit Lenders fund its risk participation in the relevant Swing Line Loan and each Revolving Credit Lender’s payment to the Administrative Agent for the account of such Swing Line Lender pursuant to Section 2.04(c)(i) shall be deemed payment in respect of such participation.

(iii) If any Revolving Credit Lender fails to make available to the Administrative Agent for the account of the applicable Swing Line Lender any amount required to be paid by such Lender pursuant to the foregoing provisions of this Section 2.04(c) by the time specified in Section 2.04(c)(i), such Swing Line Lender shall be entitled to recover from such Lender (acting through the Administrative Agent), on demand, such amount with interest thereon for the period from the date such payment is required to the date on which such payment is immediately available to such Swing Line Lender at a rate per annum equal to the applicable Overnight Rate from time to time in effect, plus any administrative, processing or similar fees customarily charged by such Swing Line Lender in connection with the foregoing. If such Lender pays such amount (with interest and fees as aforesaid), the amount so paid shall constitute such Lender’s Revolving Credit Loan included in the relevant Revolving Credit Borrowing or funded participation in the relevant Swing Line Loan, as the case may be. A certificate of the applicable Swing Line Lender submitted to any Lender (through the Administrative Agent) with respect to any amounts owing under this clause (iii) shall be conclusive absent manifest error.

(iv) Each Revolving Credit Lender’s obligation to make Revolving Credit Loans or to purchase and fund risk participations in Swing Line Loans pursuant to this Section 2.04(c) shall be absolute and unconditional and shall not be affected by any circumstance, including (A) any setoff, counterclaim, recoupment, defense or other right which such Lender may have against any Swing Line Lender, any Borrower or any other Person for any reason whatsoever, (B) the occurrence or continuance of a Default, or (C) any other occurrence, event or condition, whether or not similar to any of the foregoing; provided, however, that each Revolving Credit Lender’s obligation to make Revolving Credit Loans pursuant to this Section 2.04(c) is subject to the conditions set forth in Section 4.02. No such funding of risk participations shall relieve or otherwise impair the obligation of the Borrowers to repay Swing Line Loans, together with interest as provided herein.

(d) Repayment of Participations.

(i) At any time after any Revolving Credit Lender has purchased and funded a risk participation in a Swing Line Loan, if the applicable Swing Line Lender receives any payment on account of such Swing Line Loan, such Swing Line Lender will distribute to such Revolving Credit Lender its Applicable Revolving Credit Percentage thereof in the same funds as those received by such Swing Line Lender.

(ii) If any payment received by any Swing Line Lender in respect of principal or interest on any Swing Line Loan is required to be returned by such Swing Line Lender under any of the circumstances described in Section 10.05 (including pursuant to any settlement entered into by such Swing Line Lender in its discretion), each Revolving Credit Lender shall pay to such Swing Line Lender its Applicable Revolving Credit Percentage thereof on demand of the Administrative Agent, plus interest thereon from the date of such demand to the date such amount is returned, at a rate per annum equal to the applicable Overnight Rate. The Administrative Agent will make such demand upon the request of the applicable Swing Line Lender. The obligations of the Revolving Credit Lenders under this clause shall survive the payment in full of the Obligations and the termination of this Agreement.

(e) Interest for Account of Swing Line Lenders. Each Swing Line Lender shall be responsible for invoicing the Borrowers for interest on it Swing Line Loans. Until each Revolving Credit Lender funds its Base Rate Loan or Eurocurrency Rate Loan, as applicable, or risk participation pursuant to this Section 2.04 to refinance such Revolving Credit Lender’s Applicable Revolving Credit Percentage of any Swing Line Loan, interest in respect of such Applicable Revolving Credit Percentage shall be solely for the account of the Swing Line Lender that made such Swing Line Loan.

(f) Payments Directly to Swing Line Lenders. The Borrowers shall make all payments of principal and interest in respect of each Swing Line Loan directly to the Swing Line Lender that made such Swing Line Loan.

2.05 Prepayments.

(a) Optional.

(i) Term Loans and Revolving Credit Loans. The Borrowers may, upon notice by the Company to the Administrative Agent, at any time or from time to time voluntarily prepay Term Loans and Revolving Credit Loans in whole or in part without premium or penalty; provided that (A) such notice must be in a form acceptable to the Administrative Agent and be received by the Administrative Agent not later than 11:00 a.m. (1) three Business Days prior to any date of prepayment of Eurocurrency Rate Loans denominated in Dollars or Canadian Dollars, (2) four Business Days (or five, in the case of prepayment of Loans denominated in Special Notice Currencies) prior to any date of prepayment of Eurocurrency Rate Loans denominated in Alternative Currencies (other than Canadian Dollars) and (3) on the date of prepayment of Base Rate Loans; (B) any prepayment of Eurocurrency Rate Loans denominated in Dollars shall be in a principal amount of $1,000,000 or a whole multiple of $500,000 in excess thereof; (C) any prepayment of Eurocurrency Rate Loans denominated in Canadian Dollars shall be in a principal amount of C$1,000,000 or a whole multiple of C$500,000 in excess thereof; (D) any prepayment of Eurocurrency Rate Loans denominated in Alternative Currencies (other than Canadian Dollars) shall be in a minimum principal amount of the Dollar Equivalent amount of $1,000,000 or a whole multiple of the Dollar Equivalent amount of $500,000 in excess thereof; and (E) any prepayment of Base Rate Loans shall be in a principal amount of $100,000 or a whole multiple of $100,000 in excess thereof, or, in each case, if less, the entire principal amount thereof then outstanding. Each such notice shall specify the date and amount of such prepayment and the Type(s) of Loans to be prepaid and, if Eurocurrency Rate Loans are to be prepaid, the Interest Period(s) of such Loans. The Administrative Agent will promptly notify each Lender of its receipt of each such notice, and of the amount of such Lender’s ratable portion of such prepayment (based on such Lender’s Applicable Percentage in respect of the relevant Facility). If such notice is given by the Company, the Borrowers shall make such prepayment and the payment amount specified in such notice shall be due and payable on the date specified therein. Any prepayment of a Eurocurrency Rate Loan shall be accompanied by all accrued interest on the amount prepaid, together with any additional amounts required pursuant to Section 3.05. Each prepayment of the outstanding Term Loans pursuant to this Section 2.05(a) shall be applied to the principal repayment installments thereof (including the bullet payment due on the Maturity Date) on a pro-rata basis, and subject to Section 2.15, each such prepayment shall be paid to the Lenders in accordance with their respective Applicable Percentages in respect of each of the relevant Facilities.

(ii) Swing Line Loans. ~~The~~At any time an Autoborrow Agreement with respect to the applicable U.S. Dollar Swing Line Lender is not in effect, the Borrowers may, upon notice by the Company to the applicable Swing Line Lender (with a copy to the Administrative Agent)~~,~~ at any time or from time to time, voluntarily prepay Swing Line Loans in whole or in part without premium or penalty; provided that (A) such notice must be received by the applicable Swing Line Lender and the Administrative Agent not later than 1:00 p.m. on the date of the prepayment, and

(B) any such prepayment shall be in a minimum principal amount of $100,000, in the case of any U.S. Dollar Swing Line Loan, or C$100,000, in the case of any Canadian Dollar Swing Line Loan. Each such notice shall specify the date and amount of such prepayment. If such notice is given by the Borrowers, the Borrowers shall make such prepayment and the payment amount specified in such notice shall be due and payable on the date specified therein.

(b) Mandatory.

(i) Excess Outstandings under Revolving Credit Facility. If for any reason the Total Revolving Credit Outstandings at any time exceed the Revolving Credit Facility at such time, the Borrowers shall immediately prepay Revolving Credit Loans, Swing Line Loans and L/C Borrowings and/or Cash Collateralize the L/C Obligations (other than the L/C Borrowings) in an aggregate amount equal to such excess. If the Administrative Agent notifies the Company at any time that the Outstanding Amount of all Revolving Credit Loans denominated in Alternative Currencies at such time exceeds an amount equal to 105% of the Alternative Currency Sublimit then in effect, then, within two Business Days after receipt of such notice, the Borrowers shall prepay Revolving Credit Loans in an aggregate amount sufficient to reduce such Outstanding Amount as of such date of payment to an amount not to exceed 100% of the Alternative Currency Sublimit then in effect.

(ii) Asset Dispositions; Insurance and Condemnation Events. Upon (A) any Asset Disposition by any Credit Party or any Restricted Subsidiary thereof of any property (other than an Asset Disposition permitted pursuant to clauses (a), (b), (c), (d), (e), (f) or (i) of Section 7.05), (B) the occurrence of an Insurance and Condemnation Event or (C) any sale, transfer, license, lease or other disposition of any Property (including any disposition of Equity Interests) by any U.S. Credit Party or any Restricted Subsidiary thereof of any property (other than those permitted pursuant to clauses (c) or (d) of Section 7.05) to IPI or any Subsidiary of IPI (in the case of IPI or any such Subsidiary only to the extent such Person is a CFC), which, in any case, results in the realization by such Person of Net Cash Proceeds, the Borrowers shall make mandatory prepayments and/or Cash Collateralizations in the manner set forth in subsection (iii) below in an amount equal to 100% of all Net Cash Proceeds received therefrom promptly (but in no event later than three (3) Business Days) following receipt thereof by such Credit Party or Restricted Subsidiary; provided that, so long as no Default shall have occurred and be continuing, at the election of the Borrowers (as notified by the Company to the Administrative Agent on or prior to the date of receipt of such Net Cash Proceeds), the Credit Parties or Restricted Subsidiaries, as the case may be, may reinvest all or any portion of such Net Cash Proceeds in assets used in the business of the Credit Parties and their Restricted Subsidiaries within 364 days following receipt of such Net Cash Proceeds (provided that any Net Cash Proceeds relating to Collateral shall be reinvested in assets constituting Collateral); and provided further that, with respect to any Net Cash Proceeds not so reinvested, the Borrowers shall immediately make mandatory prepayments as set forth in this subsection (ii). Notwithstanding the foregoing, (x) the first $20,000,000 of Net Cash Proceeds received by the Credit Parties and their respective Restricted Subsidiaries in the aggregate during any Fiscal Year with respect to such Asset Dispositions and Insurance and Condemnation Events (other than Asset Dispositions permitted pursuant to clause (h) of Section 7.05) shall be excluded from the prepayment requirement set forth in this subsection (ii) and (y) in addition to the proceeding clause (x), the first $20,000,000 of Net Cash Proceeds received by the Credit Parties and their respective Restricted Subsidiaries in the aggregate during any Fiscal Year with respect to Asset Dispositions permitted pursuant to clause (h) of Section 7.05 shall be excluded from the prepayment requirement set forth in this subsection (ii).

(iii) Application of Mandatory Prepayments.

(A) Each prepayment and/or Cash Collateralization made pursuant to the foregoing provisions of this Section 2.05(b) shall be applied, first, to the principal repayment installments of the Term Loans (including the bullet payment due on the Maturity Date) on a pro-rata basis, and second, to the Revolving Credit Facility in the manner set forth in subsection (iii)(B) below.

(B) Prepayments and/or Cash Collateralization of the Revolving Credit Facility made pursuant to this Section 2.05(b) shall be applied, first, ratably to the L/C Borrowings and the Swing Line Loans, second, ratably to the outstanding Revolving Credit Loans, and third, to the Cash Collateralization of the remaining L/C Obligations ; and, in the case of prepayments of the Revolving Credit Facility required pursuant to subsection (ii) above, the amount remaining, if any, after the prepayment in full of all L/C Borrowings, Swing Line Loans and Revolving Credit Loans outstanding at such time and the Cash Collateralization of the remaining L/C Obligations in full (the sum of such prepayment amounts, cash collateralization amounts and remaining amount being, collectively, the “Reduction Amount”) may be retained by the Credit Parties and the Restricted Subsidiaries for use in the ordinary course of its business, and the Revolving Credit Facility shall be automatically and permanently reduced by the Reduction Amount as set forth in Section 2.06(b)(ii). Upon the drawing of any Letter of Credit that has been Cash Collateralized, the funds held as Cash Collateral shall be applied (without any further action by or notice to or from any Borrower or any other Credit Party) to reimburse the L/C Issuer or the Revolving Credit Lenders, as applicable.

(C) Subject to Section 2.15, each prepayment pursuant to this Section 2.05(b) shall be paid to the Lenders in accordance with their respective Applicable Percentages in respect of each of the relevant Facilities.

2.06 Termination or Reduction of Commitments.

(a) Optional. The Company may, upon notice to the Administrative Agent, terminate the Revolving Credit Facility, the Alternative Currency Sublimit, the Letter of Credit Sublimit, the Canadian Dollar Swing Line Sublimit or the U.S. Dollar Swing Line Sublimit (or any U.S. Dollar Swing Lender’s commitment thereunder), or from time to time permanently reduce the Revolving Credit Facility, the Letter of Credit Sublimit, the Canadian Dollar Swing Line Sublimit or the U.S. Dollar Swing Line Sublimit (or any U.S. Dollar Swing Lender’s commitment thereunder); provided that (a) any such notice shall be received by the Administrative Agent not later than 11:00 a.m. five Business Days prior to the date of termination or reduction, (b) any such partial reduction shall be in an aggregate amount of $10,000,000 or any whole multiple of $500,000 in excess thereof and (c) the Company shall not terminate or reduce (i) the Revolving Credit Facility if, after giving effect thereto and to any concurrent prepayments hereunder, the Total Revolving Credit Outstandings would exceed the Revolving Credit Facility, (ii) the Letter of Credit Sublimit if, after giving effect thereto, the Outstanding Amount of L/C Obligations not fully Cash Collateralized hereunder would exceed the Letter of Credit Sublimit, (iii) the Alternative Currency Sublimit if, after giving effect thereto and to any concurrent prepayments hereunder, the Outstanding Amount of Loans in Alternative Currencies would exceed the Alternative Currency Sublimit, (iv) the Canadian Dollar Swing Line Sublimit if, after giving effect thereto and to any concurrent prepayments hereunder, the Outstanding Amount of Canadian Dollar Swing Line Loans would exceed the Canadian Dollar Swing Line Sublimit or (v) the U.S. Dollar Swing Line Sublimit (or any U.S. Dollar Swing Lender’s commitment thereunder) if, after giving effect thereto and to any concurrent prepayments hereunder, the Outstanding Amount of U.S. Dollar Swing Line Loans would exceed the U.S. Dollar Swing Line Sublimit (or the Outstanding Amount of U.S. Dollar Swing Line Loans of any U.S. Dollar Swing Line Lender would exceed such U.S. Dollar Swing Line Lender’s commitment under the U.S. Dollar Swing Line Sublimit).

(b) Mandatory.

(i) Any unused portion of the Term Commitments shall be automatically terminated upon the funding of the Term Loans on the Closing Date.

(ii) The Revolving Credit Facility shall be automatically and permanently reduced on each date on which the prepayment of Revolving Credit Loans outstanding thereunder is required to be made pursuant to Section 2.05(b)(ii) by an amount equal to the applicable Reduction Amount.

(c) Application of Commitment Reductions; Payment of Fees. The Administrative Agent will promptly notify the Lenders of any termination or reduction of the Letter of Credit Sublimit, Swing Line Sublimit or the Revolving Credit Commitment under this Section 2.06. Upon any reduction of the Revolving Credit Commitments, the Revolving Credit Commitment of each Revolving Credit Lender shall be reduced by such Lender’s Applicable Revolving Credit Percentage of such reduction amount. All fees in respect of the Revolving Credit Facility accrued until the effective date of any termination of the Revolving Credit Facility shall be paid on the effective date of such termination.

2.07 Repayment of Loans. (a) Term Loans. The Borrowers shall repay to the Term Loan Lenders the aggregate principal amount of all Term Loans outstanding as set forth on Annex II (which amounts shall be reduced as a result of the application of prepayments in accordance with the order of priority set forth in Section 2.05); provided that the final principal repayment installment of the Term Loans shall be repaid on the Maturity Date and in any event shall be in an amount equal to the aggregate principal amount of all Term Loans outstanding on such date.

(b) Revolving Credit Loans. The Borrowers shall repay to the Revolving Credit Lenders on the Maturity Date for the Revolving Credit Facility the aggregate principal amount of all Revolving Credit Loans outstanding on such date.

(c) Swing Line Loans. ~~The~~At any time an Autoborrow Agreement with respect to the applicable Swing Line Lender is in effect, the applicable Swing Line Loans shall be repaid in accordance with the terms of such Autoborrow Agreement. At any time no Autoborrow Agreement with respect to the applicable Swing Line Lender is in effect is in effect, the Borrowers shall repay to the applicable Swing Line Lender each Swing Line Loan made by such Swing Line Lender on the earlier to occur of (i) the date ten Business Days after such Swing Line Loan is made and (ii) the Maturity Date.

2.08 Interest. (a) Subject to the provisions of Section 2.08(b), (i) each Eurocurrency Rate Loan under a Facility shall bear interest on the outstanding principal amount thereof for each Interest Period at a rate per annum equal to the Eurocurrency Rate for such Interest Period plus the Applicable Rate for such Facility; (ii) each Base Rate Loan under a Facility shall bear interest on the outstanding principal amount thereof from the applicable borrowing date at a rate per annum equal to the Base Rate plus the Applicable Rate for such Facility; (iii) each Canadian Dollar Swing Line Loan shall bear interest on the outstanding principal amount thereof from the applicable borrowing date at a rate per annum equal to the Canadian Prime Rate plus the Applicable Rate for the Revolving Credit Facility; and (iv) each U.S. Dollar Swing Line Loan shall bear interest on the outstanding principal amount thereof from the applicable borrowing date at a rate per annum equal to the Base Rate plus the Applicable Rate for the Revolving Credit Facility, or if an Autoborrow Agreement is in effect with respect to the Swing Line Lender advancing such U.S. Dollar Swing Line Loan, at a rate per annum provided by such Swing Line Lender.

(b)

(i) If any amount of principal of any Loan is not paid when due (without regard to any applicable grace periods), whether at stated maturity, by acceleration or otherwise, such amount shall thereafter bear interest at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by Applicable Laws.

(ii) If any amount (other than principal of any Loan) payable by any Borrower under any Loan Document is not paid when due (without regard to any applicable grace periods), whether at stated maturity, by acceleration or otherwise, then upon the request of the Required Lenders such amount shall thereafter bear interest at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by Applicable Laws.

(iii) Upon the request of the Required Lenders, while any Event of Default exists (other than as set forth in subsections (b)(i) and (b)(ii) above), the Borrowers shall pay interest on the principal amount of all outstanding Obligations hereunder at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by Applicable Laws.

(iv) Accrued and unpaid interest on past due amounts (including interest on past due interest) shall be due and payable upon demand.

(c) Interest on each Loan shall be due and payable in arrears on each Interest Payment Date applicable thereto and at such other times as may be specified herein. Interest hereunder shall be due and payable in accordance with the terms hereof before and after judgment, and before and after the commencement of any proceeding under any Debtor Relief Law.

(d) For the purposes of the Interest Act (Canada), (i) whenever a rate of interest or fee rate hereunder is calculated on the basis of a year (the “deemed year”) that contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest or fee rate shall be expressed as a yearly rate by multiplying such rate of interest or fee rate by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year, (ii) the principle of deemed reinvestment of interest shall not apply to any interest calculation hereunder and (iii) the rates of interest stipulated herein are intended to be nominal rates and not effective rates or yields.

2.09 Fees. In addition to certain fees described in Sections 2.03(h) and (i):

(a) Commitment Fee. The Borrowers shall pay to the Administrative Agent for the account of each Revolving Credit Lender in accordance with its Applicable Revolving Credit Percentage, a commitment fee in Dollars equal to the Applicable Rate times the actual daily amount by which the Revolving Credit Facility exceeds the sum of (i) the Outstanding Amount of Revolving Credit Loans and (ii) the Outstanding Amount of L/C Obligations, subject to adjustment as provided in Section 2.15. For the avoidance of doubt, the Outstanding Amount of Swing Line Loans (it being understood that once a Swing Line Loan is refinanced with a Revolving Credit Loan pursuant to Section 2.04(c) or otherwise, it is no longer a Swing Line Loan) shall not be counted towards or considered usage of the Aggregate Commitments for purposes of determining the commitment fee. The commitment fee shall accrue at all times during the Availability Period, including at any time during which one or more of the conditions in Article IV is not met, and shall be due and payable quarterly in arrears on the last Business Day of each March, June, September and December, commencing with the first such date to occur after the Closing Date, and on the last day of the Availability Period. The commitment fee shall be calculated quarterly in arrears, and if there is any change in the Applicable Rate during any quarter, the actual daily amount shall be computed and multiplied by the Applicable Rate separately for each period during such quarter that such Applicable Rate was in effect.

(b) Other Fees.

(i) The Borrowers shall pay to the Arranger and the Administrative Agent for their own respective accounts, in Dollars, fees in the amounts and at the times specified in the Fee Letter. Such fees shall be fully earned when paid and shall not be refundable for any reason whatsoever.

(ii) The Borrowers shall pay to the Lenders, in Dollars, such fees as shall have been separately agreed upon in writing in the amounts and at the times so specified. Such fees shall be fully earned when paid and shall not be refundable for any reason whatsoever.

2.10 Computation of Interest and Fees; Retroactive Adjustments of Applicable Rate.

(a) All computations of interest for Base Rate Loans (including Base Rate Loans determined by reference to the Eurocurrency Rate), Canadian Prime Rate Loans (including Canadian Prime Rate Loans determined by reference to CDOR) and Eurocurrency Rate Loan denominated in Canadian Dollars shall be made on the basis of a year of 365 days, as the case may be, and actual days elapsed. All other computations of fees and interest shall be made on the basis of a 360-day year and actual days elapsed (which results in more fees or interest, as applicable, being paid than if computed on the basis of a 365-day year), or, in the case of interest in respect of Loans denominated in Alternative Currencies (other than Canadian Dollars) as to which market practice differs from the foregoing, in accordance with such market practice. Interest shall accrue on each Loan for the day on which the Loan is made, and shall not accrue on a Loan, or any portion thereof, for the day on which the Loan or such portion is paid; provided that any Loan that is repaid on the same day on which it is made shall, subject to Section 2.12(a), bear interest for one day. Each determination by the Administrative Agent of an interest rate or fee hereunder shall be conclusive and binding for all purposes, absent manifest error. With respect to all Non-LIBOR Quoted Currencies, the calculation of the applicable interest rate shall be determined in accordance with market practice.

(b) If, as a result of any restatement of or other adjustment to the financial statements of the Company or for any other reason, the Company or the Lenders determine that (i) the Consolidated Secured Net Leverage Ratio as calculated by the Company as of any applicable date was inaccurate and (ii) a proper calculation of the Consolidated Secured Net Leverage Ratio would have resulted in higher pricing for such period, the Borrowers shall immediately and retroactively be obligated to pay to the Administrative Agent for the account of the applicable Lenders or the applicable L/C Issuer, as the case may be, promptly on demand by the Administrative Agent (or, after the occurrence of an actual or deemed entry of an order for relief with respect to any Borrower under the Bankruptcy Code or any other Debtor Relief Law, automatically and without further action by the Administrative Agent, any Lender or ~~the~~any L/C Issuer), an amount equal to the excess of the amount of interest and fees that should have been paid for such period over the amount of interest and fees actually paid for such period. This paragraph shall not limit the rights of the Administrative Agent, any Lender or ~~the~~any L/C Issuer, as the case may be, under Section 2.03(c)(iii), 2.03(h) or 2.08(b) or under Article VIII. The Borrowers’ obligations under this paragraph shall survive the termination of the Aggregate Commitments and the repayment of all other Obligations hereunder.

2.11 Evidence of Debt. (a) The Credit Extensions made by each Lender shall be evidenced by one or more accounts or records maintained by such Lender and by the Administrative Agent in the ordinary course of business. The accounts or records maintained by the Administrative Agent and each Lender shall be conclusive absent manifest error of the amount of the Credit Extensions made by the Lenders to the Borrowers and the interest and payments thereon. Any failure to so record or any error in doing so shall not, however, limit or otherwise affect the obligation of any Borrower hereunder to pay any amount owing with respect to the Obligations. In the event of any conflict between the accounts and records maintained by any Lender and the accounts and records of the Administrative Agent in respect of such matters, the accounts and records of the Administrative Agent shall control in the absence of manifest error. Upon the request of any Lender to a Borrower made through the Administrative Agent, such Borrower shall execute and deliver to such Lender (through the Administrative Agent) a Note, which shall evidence such Lender’s Loans to such Borrower in addition to such accounts or records. Each Lender may attach schedules to its Note(s) and endorse thereon the date, Type (if applicable), amount, currency and maturity of its Loans and payments with respect thereto.

(b) In addition to the accounts and records referred to in Section 2.11(a), each Lender and the Administrative Agent shall maintain in accordance with its usual practice accounts or records evidencing the purchases and sales by such Lender of participations in Letters of Credit and Swing Line Loans. In the event of any conflict between the accounts and records maintained by the Administrative Agent and the accounts and records of any Lender in respect of such matters, the accounts and records of the Administrative Agent shall control in the absence of manifest error.

2.12 Payments Generally; Administrative Agent’s Clawback.

(a) General. All payments to be made by the Borrowers shall be made free and clear of and without condition or deduction for any counterclaim, defense, recoupment or setoff. Except as otherwise expressly provided herein and except with respect to principal of and interest on Loans denominated in an Alternative Currency, all payments by the Borrowers hereunder shall be made to the Administrative Agent, for the account of the respective Lenders to which such payment is owed, at the applicable Administrative Agent’s Office in Dollars and in Same Day Funds not later than 2:00 p.m. on the date specified herein. Except as otherwise expressly provided herein, all payments by the Borrowers hereunder with respect to principal and interest on Loans denominated in an Alternative Currency shall be made to the Administrative Agent, for the account of the respective Lenders to which such payment is owed, at the applicable Administrative Agent’s Office in such Alternative Currency and in Same Day Funds not later than the Applicable Time specified by the Administrative Agent on the dates specified herein. Without limiting the generality of the foregoing, the Administrative Agent may require that any payments due under this Agreement be made in the United States. If, for any reason, any Borrower is prohibited by any Law from making any required payment hereunder in an Alternative Currency, such Borrower shall make such payment in Dollars in the Dollar Equivalent of the Alternative Currency payment amount. The Administrative Agent will promptly distribute to each Lender its Applicable Percentage in respect of the relevant Facility (or other applicable share as provided herein) of such payment in like funds as received by wire transfer to such Lender’s Lending Office. All payments received by the Administrative Agent (i) after 2:00 p.m., in the case of payments in Dollars, or (ii) after the Applicable Time specified by the Administrative Agent, in the case of payments in an Alternative Currency, shall in each case be deemed received on the next succeeding Business Day and any applicable interest or fee shall continue to accrue. If any payment to be made by any Borrower shall come due on a day other than a Business Day, payment shall be made on the next following Business Day, and such extension of time shall be reflected in computing interest or fees, as the case may be.

(i) Funding by Lenders; Presumption by Administrative Agent. Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any Borrowing of Eurocurrency Rate Loans (or, in the case of any Borrowing of Base Rate Loans, prior to 12:00 noon on the date of such Borrowing) that such Lender will not make available to the Administrative Agent such Lender’s share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with Section 2.02 (or, in the case of a Borrowing of Base Rate Loans, that such Lender has made such share available in accordance with and at the time required by Section 2.02) and may, in reliance upon such assumption, make available to the Borrowers a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the applicable Lender and the applicable Borrower severally agree to pay to the

Administrative Agent forthwith on demand such corresponding amount in Same Day Funds with interest thereon, for each day from and including the date such amount is made available to such Borrower to but excluding the date of payment to the Administrative Agent, at (A) in the case of a payment to be made by such Lender, the Overnight Rate, plus any administrative, processing or similar fees customarily charged by the Administrative Agent in connection with the foregoing, and (B) in the case of a payment to be made by such Borrower, the interest rate applicable to Base Rate Loans. If such Borrower and such Lender shall pay such interest to the Administrative Agent for the same or an overlapping period, the Administrative Agent shall promptly remit to such Borrower the amount of such interest paid by such Borrower for such period. If such Lender pays its share of the applicable Borrowing to the Administrative Agent, then the amount so paid shall constitute such Lender’s Loan included in such Borrowing. Any payment by such Borrower shall be without prejudice to any claim such Borrower may have against a Lender that shall have failed to make such payment to the Administrative Agent.

(ii) Payments by Borrowers; Presumptions by Administrative Agent. Unless the Administrative Agent shall have received notice from the Company prior to the time at which any payment is due to the Administrative Agent for the account of the Lenders or the applicable L/C Issuer hereunder that the Borrowers will not make such payment, the Administrative Agent may assume that the Borrowers have made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Appropriate Lenders or the applicable L/C Issuer, as the case may be, the amount due. In such event, if the Borrowers have not in fact made such payment, then each of the Appropriate Lenders or the applicable L/C Issuer, as the case may be, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender or ~~the~~such L/C Issuer, in Same Day Funds with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the Overnight Rate.

A notice of the Administrative Agent to any Lender or any Borrower with respect to any amount owing under this subsection (b) shall be conclusive, absent manifest error.

(b) Failure to Satisfy Conditions Precedent. If any Lender makes available to the Administrative Agent funds for any Loan to be made by such Lender to any Borrower as provided in the foregoing provisions of this Article II, and such funds are not made available to such Borrower by the Administrative Agent because the conditions to the applicable Credit Extension set forth in Article IV are not satisfied or waived in accordance with the terms hereof, the Administrative Agent shall return such funds (in like funds as received from such Lender) to such Lender, without interest.

(c) Obligations of Lenders Several. The obligations of the Lenders hereunder to make Term Loans and Revolving Credit Loans, to fund participations in Letters of Credit and Swing Line Loans and to make payments pursuant to Section 10.04(c) are several and not joint. The failure of any Lender to make any Loan, to fund any such participation or to make any payment under Section 10.04(c) on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to so make its Loan, to purchase its participation or to make its payment under Section 10.04(c).

(d) Funding Source. Nothing herein shall be deemed to obligate any Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by any Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner.

2.13 Sharing of Payments by Lenders. If any Lender shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of (a) Obligations due and payable to such Lender hereunder and under the other Loan Documents at such time in excess of its ratable share (according to the proportion of (i) the amount of such Obligations due and payable to such Lender at such time to (ii) the aggregate amount of the Obligations due and payable to all Lenders hereunder and under the other Loan Documents at such time) of payments on account of the Obligations due and payable to all Lenders hereunder and under the other Loan Documents at such time obtained by all the Lenders at such time or (b) Obligations owing (but not due and payable) to such Lender hereunder and under the other Loan Documents at such time in excess of its ratable share (according to the proportion of (i) the amount of such Obligations owing (but not due and payable) to such Lender at such time to (ii) the aggregate amount of the Obligations owing (but not due and payable) to all Lenders hereunder and under the other Loan Documents at such time) of payment on account of the Obligations owing (but not due and payable) to all Lenders hereunder and under the other Loan Documents at such time obtained by all of the Lenders at such time then the Lender receiving such greater proportion shall (a) notify the Administrative Agent of such fact, and (b) purchase (for cash at face value) participations in the Loans and subparticipations in L/C Obligations and Swing Line Loans of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of Obligations then due and payable to the Lenders or owing (but not due and payable) to the Lenders, as the case may be, provided that:

(i) if any such participations or subparticipations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations or subparticipations shall be rescinded and the purchase price restored to the extent of such recovery, without interest; and

(ii) the provisions of this Section shall not be construed to apply to (A) any payment made by or on behalf of any Borrower pursuant to and in accordance with the express terms of this Agreement (including the application of funds arising from the existence of a Defaulting Lender), (B) the application of Cash Collateral provided for in Section 2.14, or (C) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or subparticipations in L/C Obligations or Swing Line Loans to any assignee or participant, other than an assignment to the Company or any Affiliate thereof (as to which the provisions of this Section shall apply).

Each Borrower consents to the foregoing and agrees, to the extent it may effectively do so under Applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against such Borrower rights of setoff and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of such Borrower in the amount of such participation.

2.14 Cash Collateral.

(a) Certain Credit Support Events. If (i) ~~the~~any L/C Issuer has honored any full or partial drawing request under any Letter of Credit issued by it and such drawing has resulted in an L/C Borrowing, (ii) as of the Letter of Credit Expiration Date, any L/C Obligation for any reason remains outstanding, (iii) any Borrower shall be required to provide Cash Collateral pursuant to Section 8.02(c), or (iv) there shall exist a Defaulting Lender, the Borrowers shall immediately (in the case of clause (iii) above) or within one Business Day (in all other cases) following any request by the Administrative Agent or ~~the~~any L/C Issuer, provide Cash Collateral in an amount not less than the applicable Minimum Collateral Amount (determined in the case of Cash Collateral provided pursuant to clause (iv) above, after giving effect to Section 2.15(a)(iv) and any Cash Collateral provided by the Defaulting Lender). Additionally, if the Administrative Agent notifies the Company at any time that the Outstanding Amount of all L/C Obligations at such time exceeds 105% of the Letter of Credit Sublimit then in effect, then, within two Business Days after receipt of such notice, the Borrowers shall provide Cash Collateral for the Outstanding Amount of the L/C Obligations in an amount not less than the amount by which the Outstanding Amount of all L/C Obligations exceeds the Letter of Credit Sublimit.

(b) Grant of Security Interest. Each Borrower, and to the extent provided by any Defaulting Lender, such Defaulting Lender, hereby grants to (and subjects to the control of) the Administrative Agent, for the benefit of the Administrative Agent, the L/C ~~Issuer~~Issuers and the Lenders, and agrees to maintain, a first priority security interest in all such cash, deposit accounts and all balances therein, and all other property so provided as collateral pursuant hereto, and in all proceeds of the foregoing, all as security for the obligations to which such Cash Collateral may be applied pursuant to Section 2.14(c). If at any time the Administrative Agent determines that Cash Collateral is subject to any right or claim of any Person other than the Administrative Agent or the L/C ~~Issuer~~Issuers as herein provided, or that the total amount of such Cash Collateral is less than the Minimum Collateral Amount, the Borrowers will, promptly upon demand by the Administrative Agent, pay or provide to the Administrative Agent additional Cash Collateral in an amount sufficient to eliminate such deficiency. All Cash Collateral (other than credit support not constituting funds subject to deposit) shall be maintained in blocked, non-interest bearing deposit accounts at Bank of America. The Borrowers shall pay on demand therefor from time to time all customary account opening, activity and other administrative fees and charges in connection with the maintenance and disbursement of Cash Collateral.

(c) Application. Notwithstanding anything to the contrary contained in this Agreement, Cash Collateral provided under any of this Section 2.14 or Sections 2.03, 2.04, 2.05, 2.06, 2.15 or 8.02 in respect of Letters of Credit, Bankers’ Acceptances or Swing Line Loans shall be held and applied to the satisfaction of the specific L/C Obligations, Swing Line Loans, obligations to fund participations therein (including, as to Cash Collateral provided by a Defaulting Lender, any interest accrued on such obligation) and other obligations for which the Cash Collateral was so provided, prior to any other application of such property as may otherwise be provided for herein.

(d) Release. Cash Collateral (or the appropriate portion thereof) provided to reduce Fronting Exposure or to secure other obligations shall be released promptly following (i) the elimination of the applicable Fronting Exposure or other obligations giving rise thereto (including by the termination of Defaulting Lender status of the applicable Lender (or, as appropriate, its assignee following compliance with Section 10.06(b)(vi))) or (ii) the determination by the Administrative Agent and ~~the~~each L/C Issuer that there exists excess Cash Collateral; provided, however, (x) any such release shall be without prejudice to, and any disbursement or other transfer of Cash Collateral shall be and remain subject to, any other Lien conferred under the Loan Documents and the other applicable provisions of the Loan Documents, and (y) the Person providing Cash Collateral and ~~the~~each L/C Issuer may agree that Cash Collateral shall not be released but instead held to support future anticipated Fronting Exposure or other obligations.

2.15 Defaulting Lenders.

(a) Adjustments. Notwithstanding anything to the contrary contained in this Agreement, if any Lender becomes a Defaulting Lender, then, until such time as that Lender is no longer a Defaulting Lender, to the extent permitted by Applicable Law:

(i) Waivers and Amendments. Such Defaulting Lender’s right to approve or disapprove any amendment, waiver or consent with respect to this Agreement shall be restricted as set forth in Section 10.01 and in the definitions of “Required Lenders”, “Required Revolving Lenders” and “Required Term Lenders”.

(ii) Defaulting Lender Waterfall. Any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of such Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Article VIII or otherwise) or received by the Administrative Agent from a Defaulting Lender pursuant to Section 10.08 shall be applied at such time or times as may be determined by the Administrative Agent as follows: first, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder; second, to the payment on a pro rata basis of any amounts owing by such Defaulting Lender to ~~the~~any L/C Issuer or any Swing Line Lender hereunder; third, to Cash Collateralize ~~the~~any L/C Issuer’s Fronting Exposure with respect to such Defaulting Lender in accordance with Section 2.14; fourth, as the Company may request (so long as no Default exists), to the funding of any Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent; fifth, if so determined by the Administrative Agent and the Company, to be held in a deposit account and released pro rata in order to (x) satisfy such Defaulting Lender’s potential future funding obligations with respect to Loans under this Agreement and (y) Cash Collateralize ~~the~~any L/C Issuer’s future Fronting Exposure with respect to such Defaulting Lender with respect to future Letters of Credit and Bankers’ Acceptances issued under this Agreement, in accordance with Section 2.14; sixth, to the payment of any amounts owing to the Lenders, ~~the~~any L/C Issuer or Swing Line ~~Lender~~Lenders as a result of any judgment of a court of competent jurisdiction obtained by any Lender, ~~the~~any L/C Issuer or any Swing Line Lender against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; seventh, so long as no Default exists, to the payment of any amounts owing to the Company as a result of any judgment of a court of competent jurisdiction obtained by the Company against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; and eighth, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if (x) such payment is a payment of the principal amount of any Loans or L/C Borrowings in respect of which such Defaulting Lender has not fully funded its appropriate share, and (y) such Loans were made or the related Letters of Credit were issued at a time when the conditions set forth in Section 4.02 were satisfied or waived, such payment shall be applied solely to pay the Loans of, and L/C Obligations owed to, all Non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of, or L/C Obligations owed to, such Defaulting Lender until such time as all Loans and funded and unfunded participations in L/C Obligations and Swing Line Loans are held by the Lenders pro rata in accordance with the Commitments hereunder without giving effect to Section 2.15(a)(iv). Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post Cash Collateral pursuant to this Section 2.15(a)(ii) shall be deemed paid to and redirected by such Defaulting Lender, and each Lender irrevocably consents hereto.

(iii) Certain Fees.

(A) No Defaulting Lender shall be entitled to receive any fee payable under Section 2.09(a) for any period during which that Lender is a Defaulting Lender (and the Borrowers shall not be required to pay any such fee that otherwise would have been required to have been paid to that Defaulting Lender).

(B) Each Defaulting Lender shall be entitled to receive Letter of Credit Fees and BA Fees for any period during which that Lender is a Defaulting Lender only to the extent allocable to its Applicable Percentage of the stated amount of Letters of Credit and Bankers’ Acceptances for which it has provided Cash Collateral pursuant to Section 2.14.

(C) With respect to any fee payable under Section 2.09(a) or any Letter of Credit Fee or BA Fee not required to be paid to any Defaulting Lender pursuant to clause (A) or (B) above, the Borrowers shall (1) pay to each Non-Defaulting Lender that portion of any such fee otherwise payable to such Defaulting Lender with respect to such Defaulting Lender’s participation in L/C Obligations or Swing Line Loans that has been reallocated to such Non-Defaulting Lender pursuant to clause (iv) below, (2) pay to the applicable L/C Issuer, Canadian Dollar Swing Line Lender and each U.S. Dollar Swing Line Lender, as applicable, the amount of any such fee otherwise payable to such Defaulting Lender to the extent allocable to ~~the~~such L/C Issuer’s, the Canadian Dollar Swing Line Lender’s or such U.S. Dollar Swing Line Lender’s Fronting Exposure to such Defaulting Lender and (3) not be required to pay the remaining amount of any such fee.

(iv) Reallocation of Applicable Percentages to Reduce Fronting Exposure. All or any part of such Defaulting Lender’s participation in L/C Obligations and Swing Line Loans shall be reallocated among the Non-Defaulting Lenders in accordance with their respective Applicable Percentages (calculated without regard to such Defaulting Lender’s Commitment) but only to the extent that such reallocation does not cause the aggregate Revolving Credit Exposure of any Non-Defaulting Lender to exceed such Non-Defaulting Lender’s Revolving Credit Commitment. Subject to Section 10.23, no reallocation hereunder shall constitute a waiver or release of any claim of any party hereunder against a Defaulting Lender arising from that Lender having become a Defaulting Lender, including any claim of a Non-Defaulting Lender as a result of such Non-Defaulting Lender’s increased exposure following such reallocation.

(v) Cash Collateral, Repayment of Swing Line Loans. If the reallocation described in clause (a)(iv) above cannot, or can only partially, be effected, the Borrowers shall, without prejudice to any right or remedy available to it hereunder or under Applicable Law, (A) first, ratably prepay U.S. Dollar Swing Line Loans and Canadian Dollar Swing Line Loans in an amount equal to the Swing Line Lenders’ Fronting Exposure and (B) second, Cash Collateralize the L/C ~~Issuer~~Issuers’~~s~~ Fronting Exposure in accordance with the procedures set forth in Section 2.14.

(b) Defaulting Lender Cure. If the Company, the Administrative Agent, Swing Line Lenders and the L/C ~~Issuer~~Issuers agree in writing that a Lender is no longer a Defaulting Lender, the Administrative Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein (which may include arrangements with respect to any Cash Collateral), that Lender will, to the extent applicable, purchase at par that portion of outstanding Loans of the other Lenders or take such other actions as the Administrative Agent may determine to be necessary to cause the Revolving Credit Loans and funded and unfunded participations in Letters of Credit and Swing Line Loans to be held on a pro rata basis by the Lenders in accordance with their Applicable Percentages (without giving effect to Section 2.15(a)(iv)), whereupon such Lender will cease to be a Defaulting Lender; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrowers while that Lender was a Defaulting Lender; and provided, further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender having been a Defaulting Lender.

2.16 Incremental Commitments.

(a) Request for Increase. Upon notice to the Administrative Agent, at any time after the Closing Date, the Company may request additional Commitments (each, an “Incremental Commitment” and, collectively, the “Incremental Commitments”); provided that (i) after giving effect to any such addition, the aggregate amount of Incremental Commitments that have been added pursuant to this Section 2.16 after the Closing Date shall not exceed $200,000,000 and (ii) any such addition shall be in an aggregate amount of not less than $25,000,000 (or such lesser amount as may be acceptable to the Administrative Agent or shall represent all remaining availability under this Section 2.16). Incremental Commitments may be provided, at the option of the Company, by (i) increasing the aggregate Revolving Credit Commitments with the same terms (including pricing) as the existing Revolving Credit Facility (each, a “Revolving Credit Facility Increase”) or (ii) creating a new tranche of term loans (each, an “Incremental Term Loan Facility”; and each term loan thereunder, an “Incremental Term Loan”; and each Revolving Credit Facility Increase and Incremental Term Loan Facility may also be referred to herein as an “Incremental Increase”); provided that no Revolving Credit Facility Increase shall (A) increase the U.S. Dollar Swing Line Sublimit (or change the allocation of the U.S. Dollar Swing Line Sublimit among the U.S. Dollar Swing Line Lenders) without the consent of ~~the~~each U.S. Dollar Swing Line Lender, (B) increase the Canadian Dollar Swing Line Sublimit without the consent of the Canadian Dollar Swing Line Lender, (C) increase the Letter of Credit Sublimit (or change the allocation of the Letter of Credit Sublimit among the L/C Issuers) without the consent of the L/C ~~Issuer~~Issuers or (D) increase the Alternative Currency Sublimit without the consent of the Required Revolving Lenders.

(b) Ranking and Other Provisions. Each Incremental Term Loan Facility shall (i) rank pari passu in right of payment and in respect of lien priority as to the Collateral with the existing Facilities, (ii) not have a weighted average life to maturity that is shorter than the weighted average life to maturity of the Term Facility, (iii) not mature earlier than the Maturity Date with respect to the Term Facility, (iv) be subject to pricing determined by the applicable Incremental Lenders, the Administrative Agent and the Borrowers, (v) be subject to an amortization schedule determined by the applicable Incremental Lenders, the Administrative Agent and the Borrowers (subject to the foregoing clauses (ii) and (iii)) and (vi) be otherwise subject to terms and conditions that are either consistent with the Term Facility or reasonably satisfactory to the applicable Incremental Lenders, the Administrative Agent and the Borrowers; provided that in no event shall the covenants, defaults and similar non-economic provisions applicable to any Incremental Term Loan Facility (A) be more restrictive, taken as a whole, than the corresponding terms set forth in the then existing Loan Documents (except to the extent either (1) applicable to all of the Facilities or (2) only applicable after the latest maturity date of the other Facilities then in effect) or (B) contravene any of the terms of the then existing Loan Documents.

(c) Notices; Lender Elections. Each notice from the Company pursuant to this Section shall set forth the requested amount and proposed summary of terms of the Incremental Commitments. Incremental Commitments may be made (at the option of the Company) by any existing Lender or by any other bank or financial institution that is an Eligible Assignee (each such existing Lender or other bank or financial institution providing Incremental Commitments, an “Incremental Lender”), in each case on terms permitted in this Section and otherwise on terms reasonably acceptable to the Administrative Agent; provided that it is understood and agreed that no existing Lender shall be obligated to provide any Incremental Commitment and each existing Lender may elect or decline to do so in its sole discretion. At the time of the sending of such notice, the Company (in consultation with the Administrative Agent) shall specify the time period within which each Lender and each prospective Incremental Lender is requested to respond. Each Lender shall notify the Administrative Agent within such time period whether or not it agrees to provide an Incremental Commitment and, if so, whether by an amount equal to, greater than, or less than its Applicable Percentage of such requested increase. Any Lender not responding within such time period shall be deemed to have declined to provide an Incremental Commitment. The Administrative Agent shall notify the Company and each Lender of the Lenders’ responses to each request made hereunder. Any Eligible Assignee invited to become a Lender pursuant to this Section 2.16 shall do so pursuant to a joinder agreement (or other applicable documentation) in form and substance reasonably satisfactory to the Administrative Agent.

(d) Incremental Commitment Amendment. Incremental Commitments shall become Commitments under this Agreement pursuant to an amendment (an “Incremental Commitment Amendment”) to this Agreement and, as appropriate, the other Loan Documents, executed by the Borrowers, the other Credit Parties, each Incremental Lender and the Administrative Agent. An

Incremental Commitment Amendment may, without the consent of any Lenders, effect such amendments to any Loan Documents as may be necessary or appropriate, in the opinion of the Administrative Agent, to effect the provisions of this Section (including incorporating the Incremental Term Loans and Incremental Commitments into the calculation of “Required Lenders” and related provisions).

(e) Effective Date and Allocations. If any Incremental Commitments are added in accordance with this Section 2.16, the Administrative Agent and the Company shall determine the effective date (each, an “Incremental Effective Date”) and the final allocation thereof. The Administrative Agent shall promptly notify the Company, the existing Lenders and the Incremental Lenders of the final allocation of such addition and the Incremental Effective Date.

(f) Conditions to Effectiveness of Increase. Subject to Section 1.10, the effectiveness of any Incremental Commitment Amendment shall be subject to the satisfaction on the Incremental Effective Date of each of the following conditions:

(i) Bring-down of Representations and Warranties. The representations and warranties of the Borrowers contained in Article V and of each Credit Party contained in each other Loan Document shall be true and correct in all material respects (or, to the extent any such representation and warranty is subject to a materiality or Material Adverse Effect qualification, in all respects) on and as of such Incremental Effective Date, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects (or, to the extent any such representation and warranty is subject to a materiality or Material Adverse Effect qualification, in all respects) as of such earlier date.

(ii) No Default. No Default shall exist as of such Incremental Effective Date, and no Default shall occur on such Incremental Effective Date as a result of making any Credit Extension in connection with the Incremental Commitments or from the application of the proceeds thereof.

(iii) Pro Forma Calculations. After giving effect to such Incremental Commitment Amendment and all Indebtedness incurred in connection therewith (assuming, in the case of any Revolving Credit Facility Increase, that such Incremental Commitments and all other Revolving Credit Commitments are fully drawn), the Company and its Restricted Subsidiaries shall be in compliance with each financial covenant set forth in Section 7.15, calculated on a Pro Forma Basis pursuant to Section 1.03(c).

(iv) Documentation. The Administrative Agent shall have received each of the following, each dated the applicable Incremental Effective Date (unless otherwise indicated) and each in form and substance satisfactory to the Administrative Agent in its reasonable discretion: (A) the applicable Incremental Commitment Amendment (and such other documents contemplated to be delivered in connection therewith); (B) a certificate of each Credit Party signed by a Responsible Officer of such Credit Party certifying and attaching the resolutions adopted by the board of directors (or other appropriate governing body) of such Credit Party approving or consenting to the Incremental Commitment Amendment and the Incremental Commitments provided, and in the case of each Borrower, certifying as to the satisfaction of the conditions set forth in the foregoing subsections (i), (ii) and (iii); and (C) if requested by the Administrative Agent, favorable opinion(s) of counsel (including local counsel) to the Credit Parties with respect to such matters relating to the Incremental Commitment Amendment and the Credit Parties as the Administrative Agent may reasonably request.

(v) Payment of Fees and Expenses. The Borrowers shall have paid or made arrangements to pay contemporaneously with the effectiveness of the Incremental Commitment Amendment all fees and expenses required to be paid in connection therewith (including all fees, charges and disbursements of counsel to the Administrative Agent (directly to such counsel if requested by the Administrative Agent)).

(g) Effect of Incremental Commitment Amendment. On each Incremental Effective Date, (i) each Eligible Assignee which is providing an Incremental Commitment shall become a “Lender” for all purposes of this Agreement and the other Loan Documents, (ii) each Incremental Commitment shall become a “Commitment” hereunder, (iii) each loan provided pursuant to an Incremental Commitment shall be a “Loan” for all purposes of this Agreement and the other Loan Documents and (iv) in the case of any Revolving Credit Facility Increase (A) each Lender having a Revolving Credit Commitment immediately prior to such Revolving Credit Facility Increase will automatically and without further act be deemed to have assigned to each Lender providing a portion of the Revolving Credit Facility Increase (each, a “Revolving Credit Increase Lender”) in respect of such Revolving Credit Facility Increase, and each such Revolving Credit Increase Lender will automatically and without further act be deemed to have assumed, a portion of such Revolving Credit Lender’s participations hereunder in outstanding Letters of Credit under the Revolving Credit Facility and Swing Line Loans such that, after giving effect to each such deemed assignment and assumption of participations, the percentage of the aggregate outstanding (1) participations hereunder in such Letters of Credit and (2) participations hereunder in Swing Line Loans, will, in each case, equal each Lender’s Applicable Revolving Credit Percentage (after giving effect to such Revolving Credit Facility Increase) and (B) if on the date of such Revolving Credit Facility Increase there are any Revolving Credit Loans outstanding, the Revolving Credit Lenders shall make such payments among themselves as the Administrative Agent may reasonably request to the extent necessary to keep the outstanding Revolving Credit Loans ratable with any revised Applicable Revolving Credit Percentages arising from such Revolving Credit Facility Increase, and the Borrowers shall pay to the applicable Lenders any amounts required to be paid pursuant to Section 3.05 in connection with such payments among the Lenders as if such payments were effected by prepayments of Revolving Credit Loans.

(h) Conflicting Provisions. This Section shall supersede any provisions in Section 2.13 or 10.01 to the contrary.

2.17 Designation of Unrestricted and Restricted Subsidiaries.

(a) At any time on or after the Closing Date, upon written notice to the Administrative Agent (which written notice shall contain a certification as to the matters set forth in this Section 2.17(a)), the Company may designate any Restricted Subsidiary (along with all Subsidiaries of such Restricted Subsidiary) as an “Unrestricted Subsidiary”; provided that (i) both immediately before and immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing, (ii) the Investment in such Unrestricted Subsidiary must be permitted at such time under Section 7.03(a) or (m) (with the amount of such Investment being deemed to be the fair market value of the net assets of such Subsidiary at the time such Subsidiary is designated an Unrestricted Subsidiary), (iii) once designated as an Unrestricted Subsidiary, the Company may re-designate such Subsidiary as a “Restricted Subsidiary” pursuant to Section 2.17(b), but, thereafter, the Company shall not re-designate such Subsidiary as an “Unrestricted Subsidiary” pursuant to this Section 2.17(a), (iv) no Subsidiary may be designated as an Unrestricted Subsidiary or continue as an Unrestricted Subsidiary (A) if it is a Borrower or a Subsidiary Guarantor or (B) unless each of its direct and indirect Subsidiaries is also designated an Unrestricted Subsidiary pursuant to this Section 2.17(a), (v) after giving effect to such designation, the Company and its Restricted Subsidiaries shall be in compliance with the financial covenants set forth in Section 7.15 (calculated on a Pro Forma Basis pursuant to Section 1.03(c)) and (vi) the Company and its Restricted Subsidiaries (excluding the proposed Unrestricted Subsidiary) shall at the time of the designation represent, on a Consolidated basis (and without taking into account the assets or Consolidated EBITDA of any Unrestricted Subsidiary (including the proposed Unrestricted Subsidiary) or the value of any Investment therein) at least 90% of the Consolidated EBITDA of the Company and its Subsidiaries (with Consolidated EBITDA and the definitions used therein being measured for this purpose for the Company and all Subsidiaries, notwithstanding such definitions otherwise being for the Company and its Restricted Subsidiaries). The designation of any Subsidiary as an Unrestricted Subsidiary on or after the Closing Date shall constitute an Investment (with the amount of such Investment being deemed to be the fair market value of the net assets of such Subsidiary at the time such Subsidiary is designated an Unrestricted Subsidiary) by the Company or a Restricted Subsidiary therein at the date of designation.

(b) At any time after the Closing Date and upon written notice to the Administrative Agent, the Company may re-designate any Unrestricted Subsidiary as a “Restricted Subsidiary”; provided that (i) no Subsidiary holding or owning Equity Interests in such re-designated Restricted Subsidiary shall be an Unrestricted Subsidiary (unless also being re-designated at such time) and (ii) both before and after giving effect to such designation, no Event of Default shall have occurred and be continuing. The re-designation of any Unrestricted Subsidiary as a Restricted Subsidiary shall constitute (i) the incurrence at the time of such re-designation of any Investment, Indebtedness or Liens of such re-designated Restricted Subsidiary existing at such time and (ii) a return on any Investment by the Company or other applicable Restricted Subsidiary in such re-designated Restricted Subsidiary in an amount equal to the fair market value at the date of such re-designation of the Company’s or its Restricted Subsidiary’s (as applicable) Investment in such re-designated Restricted Subsidiary.

(c) Any designation of a Subsidiary as an Unrestricted Subsidiary or a Restricted Subsidiary shall be deemed a representation and warranty by the Company that each of the requirements in Section 2.17(a) or Section 2.17(b), as applicable, are satisfied in all respects.

(d) The Unrestricted Subsidiaries as of the Closing Date are set forth on Schedule 2.17.

ARTICLE III

TAXES, YIELD PROTECTION AND ILLEGALITY

3.01 Taxes. (a) Payments Free of Taxes; Obligation to Withhold; Payments on Account of Taxes.

(i) Any and all payments by or on account of any obligation of any Credit Party hereunder or under any other Loan Document shall be made without deduction or withholding for any Taxes, except as required by Applicable Laws. If any Applicable Laws (as determined in the good faith discretion of the Administrative Agent) require the deduction or withholding of any Tax from any such payment by the Administrative Agent or a Credit Party, then the Administrative Agent or such Credit Party shall be entitled to make such deduction or withholding, upon the basis of the information and documentation to be delivered pursuant to subsection (e) below, if applicable.

(ii) If any Credit Party or the Administrative Agent shall be required by the Code to withhold or deduct any Taxes, including both United States federal backup withholding and withholding taxes, from any payment, then (A) the Administrative Agent shall withhold or make such deductions as are determined by the Administrative Agent to be required based upon the information and documentation it has received pursuant to subsection (e) below, (B) the Administrative Agent shall timely pay the full amount withheld or deducted to the relevant Governmental Authority in accordance with the Code, and (C) to the extent that the withholding or deduction is made on account of Indemnified Taxes, the sum payable by the applicable Credit Party shall be increased as necessary so that after any required withholding or the making of all required deductions (including deductions applicable to additional sums payable under this Section 3.01) the applicable Recipient receives an amount equal to the sum it would have received had no such withholding or deduction been made.

(iii) If an applicable Withholding Agent shall be required by any Applicable Laws other than the Code to withhold or deduct any Taxes from any payment, then (A) such Withholding Agent, as required by such Applicable Laws, shall withhold or make such deductions as are determined by it to be required based upon the information and documentation it has received pursuant to subsection (e) below, if applicable, (B) such Withholding Agent, to the extent required by such Applicable Laws, shall timely pay the full amount withheld or deducted to the relevant Governmental Authority in accordance with such Applicable Laws, and (C) to the extent that the withholding or deduction is made on account of Indemnified Taxes, the sum payable by the applicable Credit Party shall be increased as necessary so that after any required withholding or the making of all required deductions (including deductions and withholdings applicable to additional sums payable under this Section 3.01) the applicable Recipient receives an amount equal to the sum it would have received had no such withholding or deduction been made.

(b) Payment of Other Taxes by the Borrowers. Without limiting the provisions of subsection (a) above, the Borrowers shall timely pay to the relevant Governmental Authority in accordance with Applicable Law, or at the option of the Administrative Agent timely reimburse it for the payment of, any Other Taxes.

(c) Tax Indemnifications. (i) The Borrowers shall, and do hereby, jointly and severally indemnify each Recipient, and shall make payment in respect thereof within 10 days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 3.01) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient, and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Company by a Recipient (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Recipient, shall be conclusive absent manifest error. The Borrowers shall, and do hereby, jointly and severally indemnify the Administrative Agent, and shall make payment in respect thereof within 10 days after demand therefor, for any amount which a Lender or ~~the~~an L/C Issuer for any reason fails to pay indefeasibly to the Administrative Agent as required pursuant to Section 3.01(c)(ii) below.

(ii) Each Lender and ~~the~~each L/C Issuer shall, and does hereby, severally indemnify, and shall make payment in respect thereof within 10 days after demand therefor, (x) the Administrative Agent against any Indemnified Taxes attributable to such Lender or ~~the~~such L/C Issuer (but only to the extent that the Borrowers have not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of any Borrower to do so), (y) the Administrative Agent and the Borrowers, as applicable, against any Taxes attributable to such Lender’s failure to comply with the provisions of Section 10.06(d) relating to the maintenance of a Participant Register and (z) the Administrative Agent and the Borrowers, as applicable, against any Excluded Taxes attributable to such Lender or ~~the~~such L/C Issuer, in each case, that are payable or paid by the Administrative Agent or any Borrower in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender and ~~the~~each L/C Issuer hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender or ~~the~~such L/C Issuer, as the case may be, under this Agreement or any other Loan Document against any amount due to the Administrative Agent under this clause (ii).

(d) Evidence of Payments. As soon as practicable after any payment of Taxes by a Credit Party to a Governmental Authority as provided in this Section 3.01, the Company shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of any return required by Applicable Laws to report such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(e) Status of Lenders; Tax Documentation.

(i) Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to the Company and the Administrative Agent, at the time or times reasonably requested by the Company or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Company or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Company or the Administrative Agent, shall deliver such other documentation prescribed by Applicable Law or reasonably requested by the Company or the Administrative Agent as will enable the Company or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation either (A) set forth in Section 3.01(e)(ii)(A), (ii)(B) and (ii)(D) below or (B) required by Applicable Law other than the Code or the taxing authorities of the jurisdiction pursuant to such Applicable Law to comply with the requirements for exemption or reduction of withholding tax in that jurisdiction) shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

(ii) Without limiting the generality of the foregoing, in the event that a Borrower is a U.S. Person:

(A) any Lender that is a U.S. Person shall deliver to the Company and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Company or the Administrative Agent), executed originals of IRS Form W-9 certifying that such Lender is exempt from U.S. federal backup withholding tax;

(B) any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Company and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Company or the Administrative Agent), whichever of the following is applicable:

(1) in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Loan Document, executed copies of IRS Form W-8BEN-E (or W-8BEN, as applicable) establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, IRS Form W-8BEN-E (or W-8BEN, as applicable) establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty;

(2) executed copies of IRS Form W-8ECI;

(3) in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form of Exhibit F-1 to the effect that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, a “10 percent shareholder” of the Company within the meaning of Section 881(c)(3)(B) of the Code, or a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code (a “U.S. Tax Compliance Certificate”) and (y) executed copies of IRS Form W-8BEN-E (or W-8BEN, as applicable); or

(4) to the extent a Foreign Lender is not the beneficial owner, executed copies of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN-E (or W-8BEN, as applicable), a U.S. Tax Compliance Certificate substantially in the form of Exhibit F-2 or Exhibit F-3, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit F-4 on behalf of each such direct and indirect partner;

(C) any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Company and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Company or the Administrative Agent), executed copies of any other form prescribed by Applicable Law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by Applicable Law to permit the Company or the Administrative Agent to determine the withholding or deduction required to be made; and

(D) if a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Company and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Company or the Administrative Agent such documentation prescribed by Applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Company or the Administrative Agent as may be necessary for the Company and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (D), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

(iii) Without limiting the generality of the foregoing in the event that a Borrower is a Canadian Person, any Foreign Lender shall, to the extent that it is legally entitled to do so, deliver to the Canadian Borrowers and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of Canadian Borrowers of the Administrative Agent) Canadian Revenue Agency Forms NR-301, NR-302 or NR-303, as applicable.

(iv) Each Lender agrees that if any form or certification it previously delivered pursuant to this Section 3.01 expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Company and the Administrative Agent in writing of its legal inability to do so.

(f) Treatment of Certain Refunds. Unless required by Applicable Laws, at no time shall the Administrative Agent have any obligation to file for or otherwise pursue on behalf of a Lender or ~~the~~an L/C Issuer, or have any obligation to pay to any Lender or ~~the~~any L/C Issuer, any refund of Taxes withheld or deducted from funds paid for the account of such Lender or ~~the~~such L/C Issuer, as the case may be. If any Recipient determines, that it has received a refund of any Taxes as to which it has been indemnified by any Borrower or with respect to which any Borrower has paid additional amounts pursuant to this Section 3.01, it shall pay to such Borrower an amount equal to such refund (but only to the extent of indemnity payments made, or additional amounts paid, by such Borrower under this Section 3.01 with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) incurred by such Recipient, and without interest (other than any net after tax interest paid by the relevant Governmental Authority with respect to such refund); provided that the Borrowers, upon the request of the Recipient, agrees to repay the amount paid over to any Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Recipient in the event the Recipient is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this subsection, in no event will the applicable Recipient be required to pay any amount to any Borrower pursuant to this subsection the payment of which would place the Recipient in a less favorable net after-Tax position than such Recipient would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This subsection shall not be construed to require any Recipient to make available its tax returns (or any other information relating to its taxes that it deems confidential) to any Borrower or any other Person.

(g) Survival. Each party’s obligations under this Section 3.01 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender or ~~the~~an L/C Issuer, the termination of the Commitments and the repayment, satisfaction or discharge of all other Obligations.

3.02 Illegality. If any Lender determines that any Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable Lending Office to perform any of its obligations hereunder or make, maintain or fund or charge interest with respect to any Credit Extension or to determine or charge interest rates based upon the Eurocurrency Rate, or any Governmental Authority has imposed material restrictions on the authority of such Lender to purchase or sell, or to take deposits of, Dollars or any Alternative Currency in the applicable interbank market, then, on notice thereof by such Lender to the Company through the Administrative Agent, (i) any obligation of such Lender to issue, make, maintain, fund or charge interest with respect to any such Credit Extension or to make or continue Eurocurrency Rate Loans in the affected currency or currencies or, in the case of Eurocurrency Rate Loans in Dollars, to convert Base Rate Loans to Eurocurrency Rate Loans, shall be suspended, and (ii) if such notice asserts the illegality of such Lender making or maintaining Base Rate

Loans the interest rate on which is determined by reference to the Eurocurrency Rate component of the Base Rate, the interest rate on which Base Rate Loans of such Lender shall, if necessary to avoid such illegality, be determined by the Administrative Agent without reference to the Eurocurrency Rate component of the Base Rate, in each case until such Lender notifies the Administrative Agent and the Company that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, (x) the Borrowers shall, upon demand from such Lender (with a copy to the Administrative Agent), prepay or, if applicable, convert all Eurocurrency Rate Loans of such Lender to Base Rate Loans (the interest rate on which Base Rate Loans of such Lender shall, if necessary to avoid such illegality, be determined by the Administrative Agent without reference to the Eurocurrency Rate component of the Base Rate), either on the last day of the Interest Period therefor, if such Lender may lawfully continue to maintain such Eurocurrency Rate Loans to such day, or immediately, if such Lender may not lawfully continue to maintain such Eurocurrency Rate Loans and (y) if such notice asserts the illegality of such Lender determining or charging interest rates based upon the Eurocurrency Rate, the Administrative Agent shall during the period of such suspension compute the Base Rate applicable to such Lender without reference to the Eurocurrency Rate component thereof until the Administrative Agent is advised in writing by such Lender that it is no longer illegal for such Lender to determine or charge interest rates based upon the Eurocurrency Rate. Upon any such prepayment or conversion, the Borrowers shall also pay accrued interest on the amount so prepaid or converted.

3.03 Inability to Determine Rates.

(a) Temporary Inability.

(i) Except in the case of circumstances described in Section 3.03(b), if in connection with any request for a Eurocurrency Rate Loan or a conversion to or continuation thereof, (A) the Administrative Agent determines that (1) deposits (whether in Dollars or an Alternative Currency) are not being offered to banks in the applicable offshore interbank market for such currency for the applicable amount and Interest Period of such Eurocurrency Rate Loan, or (2) adequate and reasonable means do not exist for determining the Eurocurrency Rate for any requested Interest Period with respect to a proposed Eurocurrency Rate Loan (whether denominated in Dollars or an Alternative Currency) or in connection with an existing or proposed Base Rate Loan (in each case with respect to clause (a)(i)(A) above, “Impacted Loans”), or (B) the Administrative Agent or the Required Lenders determine that for any reason the Eurocurrency Rate for any requested Interest Period with respect to a proposed Eurocurrency Rate Loan does not adequately and fairly reflect the cost to such Lenders of funding such Eurocurrency Rate Loan, the Administrative Agent will promptly so notify the Company and each Lender. Thereafter, (x) the obligation of the Lenders to make or maintain Eurocurrency Rate Loans in the affected currency or currencies shall be suspended (to the extent of the affected Eurocurrency Rate Loans or Interest Periods) and (y) in the event of a determination described in the preceding sentence with respect to the Eurocurrency Rate component of the Base Rate, the utilization of the Eurocurrency Rate component in determining the Base Rate shall be suspended, in each case until the Administrative Agent upon the instruction of the Required Lenders revokes such notice. Upon receipt of such notice, the Company may revoke any pending request for a Borrowing of, conversion to or continuation of Eurocurrency Rate Loans in the affected currency or currencies (to the extent of the affected Eurocurrency Rate Loans or Interest Periods) or, failing that, will be deemed to have converted such request into a request for a Borrowing of Base Rate Loans in the amount specified therein.

(ii) Notwithstanding the foregoing, if the Administrative Agent has made the determination described in clause (a)(i)(A) of this Section, the Administrative Agent, in consultation with the Company and the Required Lenders, may establish an alternative interest rate for the Impacted Loans, in which case, such alternative rate of interest shall apply with respect to the Impacted Loans until (A) the Administrative Agent revokes the notice delivered with respect to the Impacted Loans under clause (a)(i)(A) of this Section, (B) the Required Lenders notify the Administrative Agent and the Company that such alternative interest rate does not adequately and fairly reflect the cost to such Lenders of funding the Impacted Loans, or (C) any Lender determines that any Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for such Lender or its applicable Lending Office to make, maintain or fund Loans whose interest is determined by reference to such alternative rate of interest or to determine or charge interest rates based upon such rate or any Governmental Authority has imposed material restrictions on the authority of such Lender to do any of the foregoing and provides the Administrative Agent and the Company written notice thereof.

(b) Non-Temporary Inability.

(i) Notwithstanding anything to the contrary in this Agreement or any other Loan Documents, including Section 3.03(a) above, if the Administrative Agent determines (which determination shall be conclusive absent manifest error), or the Company or the Required Lenders notify the Administrative Agent in writing (with, in the case of the Required Lenders, a copy to the Company) that the Company or the Required Lenders (as applicable) have determined, that:

(A) adequate and reasonable means do not exist for ascertaining LIBOR for any requested Interest Period, including, without limitation, because the LIBOR Screen Rate is not available or published on a current basis and such circumstances are unlikely to be temporary; or

(B) the administrator of the LIBOR Screen Rate or a Governmental Authority having jurisdiction over the Administrative Agent has made a public statement identifying a specific date after which LIBOR or the LIBOR Screen Rate shall no longer be made available, or used for determining the interest rate of loans (such specific date, the “Scheduled Unavailability Date”); or

(C) syndicated loans currently being executed, or that include language similar to that contained in this Section, are being executed or amended (as applicable) to incorporate or adopt a new benchmark interest rate to replace LIBOR;

then, reasonably promptly after such determination by the Administrative Agent or receipt by the Administrative Agent of such notice, as applicable, the Administrative Agent and the Borrowers may amend this Agreement to replace LIBOR with an alternate benchmark rate (including any mathematical or other adjustments to the benchmark (if any) incorporated therein), giving due consideration to any evolving or then existing convention for similar U.S. dollar denominated syndicated credit facilities for such alternative benchmarks (any such proposed rate, a “LIBOR Successor Rate”), together with any proposed LIBOR Successor Rate Conforming Changes and any such amendment shall become effective at 5:00 p.m. (New York time) on the fifth Business Day after the Administrative Agent shall have posted such proposed amendment to all Lenders and the Borrowers unless, prior to such time, Lenders comprising the Required Lenders have delivered to the Administrative Agent written notice that such Required Lenders do not accept such amendment.

(ii) If no LIBOR Successor Rate has been determined and the circumstances under clause (b)(i)(A) above exist or the Scheduled Unavailability Date has occurred (as applicable), the Administrative Agent will promptly so notify the Company and each Lender. Thereafter, (x) the obligation of the Lenders to make or maintain Eurocurrency Rate Loans in the affected currency or currencies shall be suspended (to the extent of the affected Eurocurrency Rate Loans or Interest Periods), and (y) the Eurocurrency Rate component shall no longer be utilized in determining the Base Rate. Upon receipt of such notice, the Company may revoke any pending request for a Borrowing of, conversion to or continuation of Eurocurrency Rate Loans denominated in a LIBOR Quoted Currency (to the extent of the affected Eurocurrency Rate Loans or Interest Periods) or, failing that, will be deemed to have converted such request into a request for a Borrowing of Base Rate Loans (subject to the foregoing clause (y)) in the amount specified therein.

(iii) Notwithstanding anything else herein, any definition of LIBOR Successor Rate shall provide that in no event shall such LIBOR Successor Rate be less than zero for purposes of this Agreement.

3.04 Increased Costs; Reserves on Eurocurrency Rate Loans. (a) Increased Costs Generally. If any Change in Law shall:

(i) impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender (except any reserve requirement contemplated by Section 3.04(e)) or ~~the~~any L/C Issuer;

(ii) subject any Recipient to any Taxes (other than (A) Indemnified Taxes, (B) Taxes described in clauses (b) through (d) of the definition of Excluded Taxes and (C) Connection Income Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto; or

(iii) impose on any Lender or ~~the~~any L/C Issuer or the London interbank market any other condition, cost or expense affecting this Agreement or Eurocurrency Rate Loans made by such Lender or any Letter of Credit or participation therein;

and the result of any of the foregoing shall be to increase the cost to such Lender of making, converting to, continuing or maintaining any Loan (or of maintaining its obligation to make any Loan), or to increase the cost to such Lender or ~~the~~such L/C Issuer of participating in, issuing or maintaining any Letter of Credit (or of maintaining its obligation to participate in or to issue any Letter of Credit), or to reduce the amount of any sum received or receivable by such Lender or ~~the~~such L/C Issuer hereunder (whether of principal, interest or any other amount) then, upon request of such Lender or ~~the~~such L/C Issuer, the Borrowers will pay to such Lender or ~~the~~such L/C Issuer, as the case may be, such additional amount or amounts as will compensate such Lender or ~~the~~such L/C Issuer, as the case may be, for such additional costs incurred or reduction suffered.

(b) Capital Requirements. If any Lender or ~~the~~any L/C Issuer determines that any Change in Law affecting such Lender or ~~the~~such L/C Issuer or any Lending Office of such Lender or such Lender’s or ~~the~~such L/C Issuer’s holding company, if any, regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender’s or ~~the~~such L/C Issuer’s capital or on the capital of such Lender’s or ~~the~~such L/C Issuer’s holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Loans made by, or participations in Letters of Credit or Swing Line Loans held by, such Lender, or the Letters of Credit issued by ~~the~~such L/C Issuer, to a level below that which such Lender or ~~the~~such L/C Issuer or such Lender’s or ~~the~~such L/C Issuer’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s or ~~the~~such L/C Issuer’s policies and the policies of such Lender’s or ~~the~~such L/C Issuer’s holding company with respect to capital adequacy), then from time to time the Borrowers will pay to such Lender or ~~the~~such L/C Issuer, as the case may be, such additional amount or amounts as will compensate such Lender or ~~the~~such L/C Issuer or such Lender’s or ~~the~~such L/C Issuer’s holding company for any such reduction suffered.

(c) Certificates for Reimbursement. A certificate of a Lender or ~~the~~an L/C Issuer setting forth the amount or amounts necessary to compensate such Lender or ~~the~~such L/C Issuer or its holding company, as the case may be, as specified in subsection (a) or (b) of this Section and delivered to the Company shall be conclusive absent manifest error. The Borrowers shall pay such Lender or ~~the~~such L/C Issuer, as the case may be, the amount shown as due on any such certificate within 10 days after receipt thereof.

(d) Delay in Requests. Failure or delay on the part of any Lender or ~~the~~any L/C Issuer to demand compensation pursuant to the foregoing provisions of this Section 3.04 shall not constitute a waiver of such Lender’s or ~~the~~such L/C Issuer’s right to demand such compensation, provided that the Borrowers shall not be required to compensate a Lender or ~~the~~an L/C Issuer pursuant to the foregoing provisions of this Section for any increased costs incurred or reductions suffered more than one hundred eighty (180) days prior to the date that such Lender or ~~the~~such L/C Issuer, as the case may be, notifies the Company of the Change in Law giving rise to such increased costs or reductions and of such Lender’s or ~~the~~such L/C Issuer’s intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the one hundred eighty (180) day period referred to above shall be extended to include the period of retroactive effect thereof).

(e) Reserves on Eurocurrency Rate Loans. The Borrowers shall jointly and severally pay to each Lender, (i) as long as such Lender shall be required to maintain reserves with respect to liabilities or assets consisting of or including Eurocurrency funds or deposits (currently known as “Eurocurrency liabilities”), additional interest on the unpaid principal amount of each Eurocurrency Rate Loan equal to the actual costs of such reserves allocated to such Loan by such Lender (as determined by such Lender in good faith, which determination shall be conclusive), and (ii) as long as such Lender shall be required to comply with any reserve ratio requirement or analogous requirement of any other central banking or financial regulatory authority imposed in respect of the maintenance of the Commitments or the funding of Eurocurrency Rate Loans, such additional costs (expressed as a percentage per annum and rounded upwards, if necessary, to the nearest five decimal places) equal to the actual costs allocated to such Commitment or Loan by such Lender (as determined by such Lender in good faith, which determination shall be conclusive), which in each case shall be due and payable on each date on which interest is payable on such Loan; provided the Company shall have received at least 10 days’ prior notice (with a copy to the Administrative Agent) of such additional interest or costs from such Lender. If a Lender fails to give notice 10 days prior to the relevant Interest Payment Date, such additional interest or costs shall be due and payable 10 days from receipt of such notice.

3.05 Compensation for Losses. Upon demand of any Lender (with a copy to the Administrative Agent) from time to time, the Borrowers shall promptly compensate such Lender for and hold such Lender harmless from any loss, cost or expense incurred by it as a result of:

(a) any continuation, conversion, payment or prepayment of any Loan other than a Base Rate Loan on a day other than the last day of the Interest Period for such Loan (whether voluntary, mandatory, automatic, by reason of acceleration, or otherwise);

(b) any failure by any Borrower (for a reason other than the failure of such Lender to make a Loan) to prepay, borrow, continue or convert any Loan other than a Base Rate Loan on the date or in the amount notified by the Company or the applicable Borrower;

(c) any failure by any Borrower to make payment of any Loan or drawing under any Letter of Credit (or interest due thereon) denominated in an Alternative Currency on its scheduled due date or any payment thereof in a different currency; or

(d) any assignment of a Eurocurrency Rate Loan on a day other than the last day of the Interest Period therefor as a result of a request by the Company pursuant to Section 10.13;

including any loss of anticipated profits, any foreign exchange losses and any loss or expense arising from the liquidation or reemployment of funds obtained by it to maintain such Loan, from fees payable to terminate the deposits from which such funds were obtained or from the performance of any foreign exchange contract. The Borrowers shall also pay any customary administrative fees charged by such Lender in connection with the foregoing. Notwithstanding the foregoing, the Borrowers shall not be required to compensate a Lender pursuant to the foregoing provisions of this Section 3.05 for any loss, cost or expense incurred or reductions suffered more than one hundred eighty (180) days prior to the date that such Lender notifies the Borrowers of such loss, cost or expense.

For purposes of calculating amounts payable by the Borrowers to the Lenders under this Section 3.05, each Lender shall be deemed to have funded each Eurocurrency Rate Loan made by it at the Eurocurrency Rate for such Loan by a matching deposit or other borrowing in the offshore interbank market for such currency for a comparable amount and for a comparable period, whether or not such Eurocurrency Rate Loan was in fact so funded.

3.06 Mitigation Obligations; Replacement of Lenders. (a) Designation of a Different Lending Office. Each Lender may make any Credit Extension to any Borrower through any Lending Office; provided that the exercise of this option shall not affect the obligation of any Borrower to repay the Credit Extension in accordance with the terms of this Agreement. If any Lender requests compensation under Section 3.04, or requires any Borrower to pay any Indemnified Taxes or additional amounts to any Lender, ~~the~~any L/C Issuer, or any Governmental Authority for the account of any Lender or ~~the~~any L/C Issuer pursuant to Section 3.01, or if any Lender gives a notice pursuant to Section 3.02, then at the request of the Company such Lender or ~~the~~such L/C Issuer shall, as applicable, use reasonable efforts to designate a different Lending Office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender or ~~the~~such L/C Issuer, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 3.01 or 3.04, as the case may be, in the future, or eliminate the need for the notice pursuant to Section 3.02, as applicable, and (ii) in each case, would not subject such Lender or ~~the~~such L/C Issuer, as the case may be, to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender or ~~the~~such L/C Issuer, as the case may be. The Borrowers hereby agree to pay all reasonable costs and expenses incurred by any Lender or ~~the~~any L/C Issuer in connection with any such designation or assignment.

(b) Replacement of Lenders. If any Lender requests compensation under Section 3.04, or if any Borrower is required to pay any Indemnified Taxes or additional amounts to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.01 and, in each case, such Lender has declined or is unable to designate a different lending office in accordance with Section 3.06(a), the Company may replace such Lender in accordance with Section 10.13.

3.07 Survival. All of the obligations of the Borrowers under this Article III shall survive termination of the Aggregate Commitments, repayment of all other Obligations hereunder, and resignation of the Administrative Agent.

ARTICLE IV

CONDITIONS PRECEDENT TO CREDIT EXTENSIONS

4.01 Conditions of Initial Credit Extension. The obligation of ~~the~~each L/C Issuer and each Lender to make its initial Credit Extension hereunder is subject to satisfaction of the following conditions precedent:

(a) Documentation. The Administrative Agent shall have received, in form and substance reasonably satisfactory to the Administrative Agent and each Lender, each of the following, duly executed and acknowledged where appropriate by all parties thereto:

(i) this Agreement, a Note in favor of each Lender requesting a Note, the Guaranty and Security Agreement, the Canadian Guaranty and Security Agreement, each Quebec Hypothec, the Lux Finco Parent Pledge Agreement and the Intercompany Subordination Agreement;

(ii) a certificate from a Responsible Officer of each Borrower certifying (A) that the representations and warranties of each Borrower contained in Article V and of each Credit Party contained in each other Loan Document are true and correct in all material respects (or, in the case of any such representation and warranty that is subject to materiality or Material Adverse Effect qualifications, in all respects) on and as of the Closing Date, (B) that no Default exists as of the Closing Date, and no Default shall occur on the Closing Date as a result of making any Credit Extension on the Closing Date or from the application of the proceeds thereof, (C) that there has been no event or circumstance since December 31, 2017 that has had or would be reasonably expected to have, either individually or in the aggregate, a Material Adverse Effect and (D) as to the calculation of the Consolidated Secured Net Leverage Ratio as of the last day of the fiscal quarter of the Company most recently ended prior to the Closing Date for which financial statements are available (but giving pro forma effect to all Indebtedness to be incurred or assumed, and all repayments of Indebtedness and other transactions occurring, on the Closing Date);

(iii) a certificate of a Responsible Officer of each Credit Party either (A) certifying that attached thereto are true, correct and complete copies of all consents, licenses and approvals required in connection with the consummation by such Credit Party of the transactions contemplated hereby and the execution, delivery and performance by such Credit Party, and the validity against such Credit Party, of the Loan Documents to which it is a party, and that such consents, licenses and approvals are in full force and effect, or (B) certifying that no such consents, licenses or approvals are so required;

(iv) a certificate of a Responsible Officer of each Credit Party certifying as to the incumbency and genuineness of the signature of each officer of such Credit Party executing Loan Documents to which it is a party and certifying that attached thereto are true, correct and complete copies of (A) the Organization Documents of such Credit Party (which, in the case of the articles or certificate of incorporation or formation (or equivalent), shall be certified as of a recent date by the appropriate Governmental Authority in its jurisdiction of incorporation, organization or formation (or equivalent), as applicable), (B) in the case of Lux Finco, an excerpt from the Luxembourg Trade and Companies Register dated no earlier than one Business Day prior to the Closing Date and a certificate issued by the Luxembourg Trade and Companies Register dated no earlier than one Business Day prior to the Closing Date and stating that, no judicial decision pursuant to which it would be subject to one of the judicial proceedings referred to therein including, but not limited to, bankruptcy (faillite), reprieve from payment (sursis de paiement), controlled management (gestion contrôlée) or composition with creditors (concordat préventif de la faillite), has been registered with the Luxembourg Trade and Companies Register, (C)

resolutions duly adopted by the board of directors (or other governing body) of such Credit Party authorizing and approving the transactions contemplated hereunder and the execution, delivery and performance of this Agreement and the other Loan Documents to which it is a party and (D) certificates as of a recent date of the good standing of such Credit Party under the Laws of its jurisdiction of incorporation, organization or formation (or equivalent), as applicable;

(v) favorable opinions of counsel (including local counsel, as applicable) to the Credit Parties, addressed to the Administrative Agent and each Lender, as to such customary matters concerning the Credit Parties, the Loan Documents and such other matters as the Administrative Agent shall reasonably request (which such opinions shall expressly permit reliance by permitted successors and assigns of the Administrative Agent and the Lenders);

(vi) a certificate signed by the chief financial officer of the Company certifying as to the Solvency of the Company and its Restricted Subsidiaries on a Consolidated basis, after giving effect to all Indebtedness to be incurred or assumed, and all repayments of Indebtedness and other transactions occurring, on the Closing Date; and

(vii) a certificate dated no earlier than one (1) Business Day prior to the Closing Date of a Responsible Officer of Lux Finco confirming that: (A) Lux Finco (1) is not subject to bankruptcy (faillite), insolvency, voluntary or judicial liquidation (liquidation volontaire ou judiciaire), composition with creditors (concordat préventif de la faillite), reprieve from payment (sursis de paiement), controlled management (gestion contrôlée), or similar proceedings and (2) has not been subject to conservatory measures such as attachment order (saisie conservatoire) or garnishment (saisie attribution or saisie arrêt); and (B) no application, petition, order or resolution has been made, or taken by Lux Finco or by any other Person for the appointment of a commissaire, curateur, liquidateur or similar officer for its administration, winding-up or similar proceedings.

(b) Personal Property Collateral Matters. The Administrative Agent shall have received, in form and substance reasonably satisfactory to the Administrative Agent, each of the following:

(i) all filings and recordations that are necessary or desirable to perfect the security interests of the Administrative Agent, on behalf of the Secured Parties, in the personal property Collateral (including intellectual property);

(ii) (A) original stock certificates or other certificates evidencing the certificated Equity Interests pledged pursuant to the Collateral Documents, together with an undated stock power for each such certificate duly executed in blank by the registered owner thereof, and (B) each original promissory note pledged pursuant to the Collateral Documents and required or requested to be delivered to the Administrative Agent pursuant to the terms thereof, together with an undated allonge for each such promissory note duly executed in blank by the holder thereof;

(iii) the results of lien searches made against the Company and each Restricted Subsidiary, each as of a recent date prior to the Closing Date, indicating among other things that the assets of the Company and each Restricted Subsidiary shall be free and clear of any Lien (except for Permitted Liens) as of the Closing Date;

(iv) evidence that all insurance required to be maintained pursuant to the Loan Documents has been obtained and is in effect, together with the certificates of insurance and endorsements to policies, naming the Administrative Agent, on behalf of the Secured Parties, as an additional insured or lender loss payee, as the case may be, under all insurance policies maintained with respect to the assets and properties of the Credit Parties that constitutes Collateral; and

(v) except to the extent permitted to be delivered pursuant to Section 6.18, all such other documents as may be required by or requested under the terms of any of the Collateral Documents with respect to personal property Collateral.

(c) Administrative Agent, Arranger and Lender Fees. (i) All fees required to be paid to the Administrative Agent and the Arranger on or before the Closing Date shall have been paid and (ii) all fees required to be paid to the Lenders on or before the Closing Date shall have been paid.

(d) Costs and Expenses. Unless waived by the Administrative Agent, the Borrowers shall have paid all reasonable and documented fees, charges and disbursements of counsel to the Administrative Agent (directly to such counsel if requested by the Administrative Agent) to the extent invoiced at least one (1) Business Day prior to the Closing Date and such other costs and expenses of the Administrative Agent and the Arranger required to be reimbursed.

(e) Financial Statements. The Administrative Agent shall have received (i) the Baseline Financial Statements, (ii) the unaudited Consolidated balance sheet of the Company and its Subsidiaries as at the end of each fiscal quarter ended after the Baseline Financial Statements and the related unaudited Consolidated statements of income or operations, changes in shareholders’ equity and cash flows for such fiscal quarters and for the applicable portions of the Fiscal Year then ended, in each case, to the extent such fiscal quarter ended at least forty-five (45) days prior to the Closing Date or such financial statements are otherwise available, (iii) projections prepared by management of the Company of Consolidated balance sheets, income statements and cash flow statements with respect to the Company and its Restricted Subsidiaries on a quarterly basis for the first year after the Closing Date and on an annual basis for each year thereafter during the term of this Agreement (each in form satisfactory to the Administrative Agent) and (iv) such pro forma Consolidated financial statements (each in form satisfactory to the Administrative Agent) of the Company and its Restricted Subsidiaries, prepared by management of the Company, giving pro forma effect to any acquisitions contemplated to be consummated on or about the Closing Date and all Indebtedness to be incurred or assumed on the Closing Date and in connection with such acquisitions, as shall be requested by the Administrative Agent.

(f) PATRIOT Act, etc. The Administrative Agent and each Lender shall have received at least 5 Business Days prior to the Closing Date (i) all documentation and other information requested by the Administrative Agent or such Lender, as applicable, in order to comply with its obligations under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, and (ii) with respect to any Borrower that qualifies as a “legal entity customer” under the Beneficial Ownership Regulation, a Beneficial Ownership Certification in relation to such Borrower.

(g) Existing Indebtedness. All existing Indebtedness of the Company and its Restricted Subsidiaries (including Indebtedness under the Existing Credit Agreement but excluding Indebtedness permitted pursuant to Section 7.01) shall have been, or concurrently with the closing on the Closing Date will be, repaid in full, all commitments (if any) in respect thereof shall have been, or concurrently with the closing on the Closing Date will be, terminated and all guarantees therefor and security therefor shall have been, or concurrently with the closing on the Closing Date will be, released. The Administrative Agent shall have received pay-off letters in form and substance satisfactory to it evidencing such repayment, termination and release.

Without limiting the generality of the provisions of the last paragraph of Section 9.03, for purposes of determining compliance with the conditions specified in this Section 4.01, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received notice from such Lender prior to the proposed Closing Date specifying its objection thereto.

4.02 Conditions to All Credit Extensions. Subject to Section 1.10, the obligation of each Lender to honor any Request for Credit Extension (other than a Committed Loan Notice requesting only a conversion of Loans to the other Type, or a continuation of Eurocurrency Rate Loans) is subject to the following conditions precedent:

(a) The representations and warranties of each Borrower contained in Article V and of each Credit Party contained in each other Loan Document shall be true and correct in all material respects (or, in the case of any such representation and warranty that is subject to materiality or Material Adverse Effect qualifications, in all respects) on and as of the date of such Credit Extension, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects (or, in the case of any such representation and warranty that is subject to materiality or Material Adverse Effect qualifications, in all respects) as of such earlier date, and except that for purposes of this Section 4.02, the representations and warranties contained in the first two sentences of Sections 5.15 shall be deemed to refer to the most recent statements furnished pursuant to Sections 6.01(a) and (b), respectively.

(b) No Default shall exist, or would result from such proposed Credit Extension or from the application of the proceeds thereof.

(c) The Administrative Agent and, if applicable, the applicable L/C Issuer or the applicable Swing Line Lender, if no Autoborrow Agreement is then in effect with respect to the applicable Swing Line Lender, shall have received a Request for Credit Extension in accordance with the requirements hereof.

(d) In the case of a Credit Extension to be denominated in an Alternative Currency, there shall not have occurred any change in national or international financial, political or economic conditions or currency exchange rates or exchange controls which in the reasonable determination of the Administrative Agent, the Required Lenders (in the case of any Loans to be denominated in an Alternative Currency), the applicable L/C Issuer (in the case of any Letter of Credit to be denominated in an Alternative Currency) or the Canadian Dollar Swing Line Lender (in the case of any Canadian Dollar Swing Line Loan) would make it impracticable for such Credit Extension to be denominated in the relevant Alternative Currency.

Each Request for Credit Extension (other than a Committed Loan Notice requesting only a conversion of Loans to the other Type or a continuation of Eurocurrency Rate Loans) submitted by the Company or any other Borrower and each Swing Line Borrowing pursuant to an Autoborrow Agreement shall be deemed to be a representation and warranty that the conditions specified in Sections 4.02(a) and (b) have been satisfied on and as of the date of the applicable Credit Extension.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

Each Borrower represents and warrants to the Administrative Agent and the Lenders that:

5.01 Organization; Power; Qualification. Each Credit Party and each Restricted Subsidiary thereof (a) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, (b) has the power and authority to own its Properties and to carry on its business as now being and hereafter proposed to be conducted and (c) is duly qualified and authorized to do business in each jurisdiction which the character of its Properties or the nature of its business requires such qualification and authorization except in each case to the extent the failure to be so qualified or in good standing could not reasonably be expected to result in a Material Adverse Effect. The jurisdictions in which each Credit Party and each Restricted Subsidiary thereof are organized as of the Closing Date are described on Schedule 5.01.

5.02 Ownership. Each Subsidiary of each Credit Party as of the Closing Date is listed on Schedule 5.02. As of the Closing Date, the capitalization of each Credit Party and its Subsidiaries consists of the number of shares, authorized, issued and outstanding, of such classes and series, with or without par value, described on Schedule 5.02. All outstanding shares have been duly authorized and validly issued and are fully paid and nonassessable and not subject to any preemptive or similar rights, except as described in Schedule 5.02. The shareholders or other owners, as applicable, of each Credit Party (other than the Company) and its Restricted Subsidiaries and the number of shares owned by each as of the Closing Date are described on Schedule 5.02. As of the Closing Date, there are no outstanding stock purchase warrants, subscriptions, options, securities, instruments or other rights of any type or nature whatsoever, which are convertible into, exchangeable for or otherwise provide for or require the issuance of Equity Interests of any Credit Party or any Restricted Subsidiary thereof, except as described on Schedule 5.02.

5.03 Authorization; Enforceability. Each Credit Party has the right, power and authority and has taken all necessary corporate and other action to authorize the execution, delivery and performance of this Agreement and each of the other Loan Documents to which it is a party in accordance with their respective terms. This Agreement and each of the other Loan Documents have been duly executed and delivered by the duly authorized officers of each Credit Party and each Subsidiary thereof that is a party thereto, and each such document constitutes the legal, valid and binding obligation of each Credit Party that is a party thereto, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar state, provincial or federal or other Debtor Relief Laws from time to time in effect which affect the enforcement of creditors’ rights in general and the availability of equitable remedies.

5.04 Compliance of Agreement, Loan Documents and Borrowing with Laws, Etc. The execution, delivery and performance by each Credit Party of the Loan Documents to which each such Person is a party, in accordance with their respective terms, the Credit Extensions hereunder and the transactions contemplated hereby or thereby do not and will not, by the passage of time, the giving of notice or otherwise, (a) require any Governmental Approval or violate any Applicable Law relating to any Credit Party where the failure to obtain such Governmental Approval or such violation would reasonably be expected to have a Material Adverse Effect, (b) conflict with, result in a breach of or constitute a default under the articles of incorporation, bylaws or other Organization Documents of any Credit Party, (c) conflict with, result in a breach of or constitute a default under any indenture, agreement or other instrument to which such Person is a party or by which any of its properties may be bound or any Governmental Approval relating to such Person, which could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (d) result in or require the creation or imposition of any Lien upon or with respect to any property now owned or hereafter acquired by such Person other than Permitted Liens or (e) require any consent or authorization of, filing with, or other act in respect of, an arbitrator or Governmental Authority and no consent of any other Person is required in connection with the execution, delivery, performance, validity or enforceability of this Agreement other than (i) consents, authorizations, filings or other acts or consents which have been obtained or for which the failure to obtain or make could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (ii) consents or filings under the UCC and the PPSA and (iii) filings with the United States Copyright Office, the United States Patent and Trademark Office and/or the Canadian Intellectual Property Office.

5.05 Compliance with Law; Governmental Approvals. Each Credit Party and each Restricted Subsidiary thereof (a) has all Governmental Approvals required by any Applicable Law for it to conduct its business, each of which is in full force and effect, is final and not subject to review on appeal and is not the subject of any pending or, to its knowledge, threatened attack by direct or collateral proceeding, (b) is in compliance with each Governmental Approval applicable to it and in compliance with all other Applicable Laws relating to it or any of its respective properties and (c) has timely filed all material reports, documents and other materials required to be filed by it under all Applicable Laws with any Governmental Authority and has retained all material records and documents required to be retained by it under Applicable Law except in the case of the foregoing clauses (a), (b) or (c) where the failure to have, comply or file could not reasonably be expected to have a Material Adverse Effect.

5.06 Tax Returns and Payments. Each Credit Party and each Restricted Subsidiary thereof has duly filed or caused to be filed all federal, state, provincial, local and other tax returns required by Applicable Law to be filed, and has paid, or made adequate provision for the payment of, all federal, state, provincial, local and other taxes, assessments and governmental charges or levies upon it and its property, income, profits and assets which are due and payable (other than any amount the validity of which is currently being contested in good faith by appropriate proceedings and with respect to which reserves in conformity with IFRS have been provided for on the books of the relevant Credit Party). Such returns accurately reflect in all material respects all liability for taxes of any Credit Party or any Restricted Subsidiary thereof for the periods covered thereby. As of the Closing Date, except as set forth on Schedule 5.06, there is no ongoing audit or examination or, to its knowledge, other investigation by any Governmental Authority of the tax liability of any Credit Party or any Restricted Subsidiary thereof. No Governmental Authority has asserted any Lien or other claim against any Credit Party or any Restricted Subsidiary thereof with respect to unpaid taxes which has not been discharged or resolved (other than (a) any amount the validity of which is currently being contested in good faith by appropriate proceedings and with respect to which reserves in conformity with IFRS have been provided for on the books of the relevant Credit Party and (b) Permitted Liens). The charges, accruals and reserves on the books of each Credit Party and each Subsidiary thereof in respect of federal, state, provincial, local and other taxes for all Fiscal Years and portions thereof since the organization of any Credit Party or any Restricted Subsidiary thereof are in the judgment of the Borrowers adequate, and the Borrowers do not anticipate any additional taxes or assessments for any of such years.

5.07 Intellectual Property Matters. Each Credit Party and each Restricted Subsidiary thereof owns or possesses rights to use all material franchises, licenses, copyrights, copyright applications, patents, patent rights or licenses, patent applications, trademarks, trademark rights, service mark, service mark rights, trade names, trade name rights, copyrights and other rights with respect to the foregoing which are reasonably necessary to conduct its business. To its knowledge, no event has occurred which permits, or after notice or lapse of time or both would permit, the revocation or termination of any such rights, and no Credit Party nor any Restricted Subsidiary thereof is liable to any Person for infringement under Applicable Law with respect to any such rights as a result of its business operations that could reasonably be expected to have a Material Adverse Effect.

5.08 Environmental Matters. Except as could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect:

(a) The properties owned, leased or operated by each Credit Party and each Restricted Subsidiary thereof do not contain, and to their knowledge have not previously contained, any Hazardous Materials in amounts or concentrations that constitute or constituted a violation of applicable Environmental Laws;

(b) Each Credit Party and each Restricted Subsidiary thereof and such properties and all operations conducted in connection therewith are in compliance, and have been in compliance, with all applicable Environmental Laws, and there is no Hazardous Materials at, under or about such properties or such operations which would reasonably be expected to interfere with the continued operation of such properties or impair the fair saleable value thereof;

(c) No Credit Party nor any Restricted Subsidiary thereof has received any notice of violation, alleged violation, non-compliance, liability or potential liability regarding environmental matters, Hazardous Materials, or compliance with Environmental Laws nor does any Credit Party or any Restricted Subsidiary thereof have knowledge or reason to believe that any such notice will be received or is being threatened;

(d) Hazardous Materials have not been transported or disposed of to or from the properties owned, leased or operated by any Credit Party or any Restricted Subsidiary thereof in violation of, or in a manner or to a location which would reasonably be expected to give rise to liability under, Environmental Laws, nor have any Hazardous Materials been generated, treated, stored or disposed of at, on or under any of such properties in violation of, or in a manner that would reasonably be expected to give rise to liability under, any applicable Environmental Laws;

(e) No judicial proceedings or governmental or administrative action is pending, or, to the knowledge of the Borrowers, threatened, under any Environmental Law to which any Credit Party or any Restricted Subsidiary thereof is or will be named as a potentially responsible party, nor are there any consent decrees or other decrees, consent orders, administrative orders or other orders, or other administrative or judicial requirements outstanding under any applicable Environmental Law with respect to any Credit Party, any Restricted Subsidiary thereof, with respect to any real property owned, leased or operated by any Credit Party or any Restricted Subsidiary thereof or operations conducted in connection therewith; and

(f) To its knowledge, there has been no release or threat of release of Hazardous Materials at or from properties owned, leased or operated by any Credit Party or any Restricted Subsidiary, now or in the past, in violation of or in amounts or in a manner that would reasonably be expected to give rise to liability under applicable Environmental Laws.

Set forth on Schedule 5.08 hereto is a list of certain material environmental matters disclosed by the Borrowers to the Lenders as of the Closing Date.

5.09 Employee Benefit Matters.

(a) As of the Closing Date, no Credit Party nor any ERISA Affiliate maintains or contributes to, or has any obligation under, any Pension Plans or Canadian Pension Plans other than those identified on Schedule 5.09;

(b) Each Credit Party and each ERISA Affiliate is in material compliance with all applicable provisions of ERISA, the Code and the regulations and published interpretations thereunder with respect to all Employee Benefit Plans except for any required amendments for which the remedial amendment period as defined in Section 401(b) of the Code has not yet expired and except where a failure to so comply would not reasonably be expected to have a Material Adverse Effect. Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be so qualified, and each trust related to such plan has been determined to be exempt under Section 501(a) of the Code except for such plans that have not yet received determination letters but for which the remedial amendment period for submitting a determination letter has not yet expired or such Employee Benefit Plan and trust are entitled to rely on the favorable opinion or advisory letter issued to the plan sponsor of a preapproved master or volume submitter plan. No liability has been incurred by any Credit Party or any ERISA Affiliate which remains unsatisfied for any taxes or penalties assessed with respect to any Employee Benefit Plan or any Multiemployer Plan except for a liability that could not reasonably be expected to have a Material Adverse Effect;

(c) As of the Closing Date, except as set forth on Schedule 5.09, no Pension Plan has been terminated, nor has any Pension Plan become subject to funding based benefit restrictions under Section 436 of the Code, nor has any funding waiver from the IRS been received or requested with respect to any Pension Plan, nor has any Credit Party or any ERISA Affiliate failed to make any contributions or to pay any amounts due and owing as required by Sections 412 or 430 of the Code, Section 302 of ERISA or the terms of any Pension Plan on or prior to the due dates of such contributions under Sections 412 or 430 of the Code or Section 302 of ERISA, nor has there been any event requiring any disclosure under Section 4041(c)(3)(C) or 4063(a) of ERISA with respect to any Pension Plan;

(d) Except where the failure of any of the following representations to be correct would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, no Credit Party nor any ERISA Affiliate has: (i) engaged in a nonexempt prohibited transaction described in Section 406 of the ERISA or Section 4975 of the Code, (ii) incurred any liability to the PBGC which remains outstanding other than the payment of premiums and there are no premium payments which are due and unpaid, (iii) failed to make a required contribution or payment to a Multiemployer Plan, or (iv) failed to make a required installment or other required payment under Sections 412 or 430 of the Code;

(e) No Termination Event has occurred or is reasonably expected to occur;

(f) Except where the failure of any of the following representations to be correct would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, no proceeding, claim (other than a benefits claim in the ordinary course of business), lawsuit and/or investigation is existing or, to its knowledge, threatened concerning or involving (i) any employee welfare benefit plan (as defined in Section 3(1) of ERISA) currently maintained or contributed to by any Credit Party or any ERISA Affiliate, (ii) any Pension Plan or (iii) any Multiemployer Plan;

(g) Except where the failure of any of the following representations to be correct would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, with respect to any Canadian Pension Plan (i) such Canadian Pension Plan is duly registered under the Canadian Tax Act and all applicable federal, provincial and territorial pension benefits legislation and no event has occurred which is reasonably likely to cause the loss of such registered status, (ii) except as set forth on Schedule 5.09, such Canadian Pension Plan is not a Defined Benefit Plan, (iii) all material obligations of any Credit Party (including fiduciary, funding, investment and administration obligations) required to be performed in connection with such Canadian Pension Plan or the funding agreements therefor have been performed in a timely fashion and there are no outstanding disputes concerning the assets held pursuant to any such funding agreement that, if adversely determined, would be reasonably likely to have a Material Adverse Effect, individually or in the aggregate, (iv) all contributions or premiums required to be made by any Credit Party to such Canadian Pension Plan have been made in a timely fashion in accordance with the terms of such Canadian Pension Plan and applicable requirements of Applicable Law, (v) all employee contributions to such Canadian Pension Plan required to be made by way of authorized payroll deduction have been properly withheld by any Credit Party and fully paid into such Canadian Pension Plan in a timely fashion, (vi) all reports and disclosures relating to such Canadian Pension Plan required by any applicable requirements of Applicable Law have been filed or distributed in a timely fashion, (vii) there have been no improper withdrawals, or applications of, the assets of any such Canadian Pension Plan, (viii) no amount is owing in respect of such Canadian Pension Plan under the Canadian Tax Act or any provincial or territorial taxation statute, (ix) except as otherwise disclosed on Schedule 5.09, such Canadian Pension Plan is fully funded both on a going concern basis and on a solvency basis (using actuarial assumptions and methods which are consistent with the valuations last filed with the applicable governmental authorities and which are consistent with generally accepted actuarial principles), (x) no event has occurred which could give rise to a partial or total wind up of any Canadian Pension Plan, (xi) no Canadian Pension Event has occurred, (xii) no condition exists and no event or transaction has occurred with respect to any Canadian Pension Plan that is reasonably likely to result in any Credit Party incurring any material liability, fine or penalty, (xiii) to the best of the knowledge of each Credit Party, such Canadian Pension Plan is not the subject of an investigation, any other proceeding, an action or a claim and there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such proceeding, action or claim and (xiv) the only Canadian Multi-Employer Plan under which a Credit Party has any liability is set forth in Schedule 5.09 and no Credit Party has any financial obligations thereunder (including, for greater certainty, on a withdrawal from or termination of such plan) beyond fixed, periodic amounts required to be contributed pursuant to a collective agreement or participation agreement; and

(h) On and as of the Closing Date, no Borrower is, and no Borrower will be, using “plan assets” (within the meaning of 29 CFR § 2510.3-101, as modified by Section 3(42) of ERISA) of one or more Benefit Plans in connection with the Loans, the Letters of Credit or the Commitments.

5.10 Margin Stock. No part of the proceeds of any Credit Extension hereunder will be used directly or indirectly for any purpose that violates, or that would require any Lender to make any filings in accordance with, the provisions of Regulation T, U or X of the Board of Governors of the Federal Reserve System as now and from time to time hereafter in effect. The Credit Parties and their Subsidiaries (a) are not engaged, principally or as one of their important activities, in the business of extending credit for the purpose of “purchasing” or “carrying” “margin stock” within the respective meanings of each of such terms under Regulation U of the Board of Governors of the Federal Reserve System and (b) taken as a group do not own “margin stock” except as identified in the financial statements referred to in Section 5.15 or delivered pursuant to Section 6.01 and the aggregate value of all “margin stock” owned by the Credit Parties and their Subsidiaries taken as a group does not exceed 25% of the value of their assets.

5.11 Government Regulation. No Credit Party nor any Restricted Subsidiary thereof is an “investment company” or a company “controlled” by an “investment company” (as each such term is defined or used in the Investment Company Act of 1940) and no Credit Party nor any Restricted Subsidiary thereof is, or after giving effect to any Credit Extension will be, subject to regulation under the Interstate Commerce Act, or any other Applicable Law which limits its ability to incur or consummate the transactions contemplated hereby.

5.12 Material Contracts. Schedule 5.12 sets forth a complete and accurate list of all Material Contracts of each Credit Party and each Restricted Subsidiary thereof in effect as of the Closing Date. Other than as set forth in Schedule 5.12, as of the Closing Date, each such Material Contract is, and after giving effect to the consummation of the transactions contemplated by the Loan Documents will be, in full force and effect in accordance with the terms thereof. To the extent requested by the Administrative Agent, each Credit Party and each Restricted Subsidiary thereof has delivered to the Administrative Agent a true and complete copy of each Material Contract required to be listed on Schedule 5.12 or any other Schedule hereto. As of the Closing Date, no Credit Party nor any Restricted Subsidiary thereof (nor, to its knowledge, any other party thereto) is in breach of or in default under any Material Contract in any material respect.

5.13 Employee Relations. As of the Closing Date, no Credit Party or any Restricted Subsidiary thereof is party to any collective bargaining agreement, nor has any labor union been recognized as the representative of its employees except as set forth on Schedule 5.13. The Borrowers know of no pending, threatened or contemplated strikes, work stoppage or other collective labor disputes involving its employees or those of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

5.14 Burdensome Provisions. No Restricted Subsidiary is party to any agreement or instrument or otherwise subject to any restriction or encumbrance that restricts or limits its ability to make dividend payments or other distributions in respect of its Equity Interests to the Borrowers or any Subsidiary or to transfer any of its assets or properties to the Borrowers or any other Subsidiary in each case other than existing under or by reason of the Loan Documents or Applicable Law.

5.15 Financial Statements. The audited and unaudited financial statements delivered pursuant to Section 4.01(e)(i) and (ii) are complete and correct and fairly present, in all material respects, on a Consolidated basis the assets, liabilities and financial position of the Company and its Subsidiaries as at such dates, and the results of the operations and changes of financial position for the periods then ended (other than customary year-end adjustments for unaudited financial statements and the absence of footnotes from unaudited financial statements). All such financial statements, including the related schedules and notes thereto, have been prepared in accordance with IFRS, except as otherwise expressly noted therein. Such financial statements show all material indebtedness and other material liabilities, direct or contingent, of the Company and its Subsidiaries as of the date thereof, including material liabilities for taxes, material commitments, and Indebtedness, in each case, to the extent required to be disclosed under IFRS. The projections delivered pursuant to Section 4.01(e)(iii) were prepared in good faith on the basis of the assumptions stated therein, which assumptions were believed to be reasonable in light of then existing conditions except that such financial projections shall be subject to normal year end closing and audit adjustments (it being recognized by the Lenders that projections are not to be viewed as facts and that the actual results during the period or periods covered by such projections may vary from such projections).

5.16 No Material Adverse Change. Since December 31, 2017, there has been no material adverse change in the properties, business, operations or financial condition of the Borrowers and their Subsidiaries and no event has occurred or condition arisen, either individually or in the aggregate, that could reasonably be expected to have a Material Adverse Effect.

5.17 Solvency. The Credit Parties and their Subsidiaries, taken as a whole, are Solvent.

5.18 Litigation. There are no actions, suits or proceedings pending nor, to its knowledge, threatened in writing against or in any other way relating adversely to or affecting any Credit Party or any Restricted Subsidiary thereof or any of their respective properties in any court or before any arbitrator of any kind or before or by any Governmental Authority that would reasonably be expected to have a Material Adverse Effect.

5.19 OFAC; Anti-Corruption; Anti-Money Laundering.

(a) No Credit Party nor any of its Subsidiaries or, to their knowledge, any of their Related Parties, is an individual or entity that is, or is owned or controlled by any individual or entity that is (i) currently the subject or target of any Sanctions, (ii) included on OFAC’s List of Specially Designated Nationals, Her Majesty’s Treasury’s Consolidated List of Financial Sanctions Targets and the Investment Ban List, or any similar list enforced by any other relevant sanctions authority or (iii) located, organized or resident in a Designated Jurisdiction.

(b) The Company and its Subsidiaries and, to their knowledge, each of their Related Parties (i) have conducted their businesses in compliance with (A) the United States Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010, and other similar anti-corruption legislation in other jurisdictions, (B) all Anti-Money Laundering Laws and (C) Part II.1 of the Criminal Code (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the regulations promulgated thereunder, the Regulations Implementing the United Nations Resolutions on the Suppression of Terrorism (Canada) and United Nations Al-Qaida and Taliban Regulations (Canada) and (ii) have instituted and maintained policies and procedures designed to promote and achieve compliance with such laws referenced in the foregoing clause (i).

5.20 Absence of Defaults. No event has occurred or is continuing (a) which constitutes a Default or an Event of Default, or (b) which constitutes, or which with the passage of time or giving of notice or both would constitute, a default or event of default by any Credit Party or any Restricted Subsidiary thereof under (i) any Material Contract or (ii) any judgment, decree or order to which any Credit Party or any Restricted Subsidiary thereof is a party or by which any Credit Party or any Restricted Subsidiary thereof or any of their respective properties may be bound or which would require any Credit Party or any Restricted Subsidiary thereof to make any payment thereunder prior to the scheduled maturity date therefor that, in any case under this clause (ii), would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

5.21 Senior Indebtedness Status. The Obligations of each Credit Party under this Agreement and each of the other Loan Documents ranks and shall continue to rank at least senior in priority of payment to all Subordinated Indebtedness of each such Person and is designated as “Senior Indebtedness” under all instruments and documents, now or in the future, evidencing all Subordinated Indebtedness of such Person.

5.22 Disclosure. No financial statement, material report, material certificate or other material written information furnished by or on behalf of any Credit Party or any Subsidiary thereof to the Administrative Agent or any Lender in connection with the transactions contemplated hereby and the negotiation of this Agreement or delivered hereunder (as modified or supplemented by other information so furnished), taken together as a whole, contains any materially untrue statement of a material fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

5.23 Representations as to Non-U.S. Credit Parties. With respect to each Non-U.S. Credit Party:

(a) Such Non-U.S. Credit Party is subject to civil and commercial laws with respect to its obligations under this Agreement and the other Loan Documents to which it is a party (collectively as to such Non-U.S. Credit Party, the “Applicable Non-U.S. Credit Party Documents”), and the execution, delivery and performance by such Non-U.S. Credit Party of the Applicable Non-U.S. Credit Party Documents constitute and will constitute private and commercial acts and not public or governmental acts. Neither such Non-U.S. Credit Party nor any of its property has any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) under the laws of the jurisdiction in which such Non-U.S. Credit Party is organized and existing in respect of its obligations under the Applicable Non-U.S. Credit Party Documents.

(b) The Applicable Non-U.S. Credit Party Documents are in proper legal form under the laws of the jurisdiction in which such Non-U.S. Credit Party is organized and existing for the enforcement thereof against such Non-U.S. Credit Party under the laws of such jurisdiction, and to ensure the legality, validity, enforceability, priority or admissibility in evidence of the Applicable Non-U.S. Credit Party Documents. It is not necessary to ensure the legality, validity, enforceability, priority or admissibility in evidence of the Applicable Non-U.S. Credit Party Documents that the Applicable Non-U.S. Credit Party Documents be filed, registered or recorded with, or executed or notarized before, any court or other authority in the jurisdiction in which such Non-U.S. Credit Party is organized and existing or that any registration charge or stamp or similar tax be paid on or in respect of the Applicable Non-U.S. Credit Party Documents or any other document, except for (i) any such filing, registration, recording, execution or notarization as has been made or is not required to be made until the Applicable Non-U.S. Credit Party Document or any other document is sought to be enforced and (ii) any charge or tax as has been timely paid.

(c) There is no tax, levy, impost, duty, fee, assessment or other governmental charge, or any deduction or withholding, imposed by any Governmental Authority in or of the jurisdiction in which such Non-U.S. Credit Party is organized and existing either (i) on or by virtue of the execution or delivery of the Applicable Non-U.S. Credit Party Documents or (ii) on any payment to be made by such Non-U.S. Credit Party pursuant to the Applicable Non-U.S. Credit Party Documents, except as has been disclosed to the Administrative Agent.

(d) The execution, delivery and performance of the Applicable Non-U.S. Credit Party Documents executed by such Non-U.S. Credit Party are, under applicable foreign exchange control regulations of the jurisdiction in which such Non-U.S. Credit Party is organized and existing, not subject to any notification or authorization except (i) such as have been made or obtained or (ii) such as cannot be made or obtained until a later date (provided that any notification or authorization described in clause (ii) shall be made or obtained as soon as is reasonably practicable).

5.24 Insurance. The properties of the Company and its Subsidiaries are insured with financially sound and reputable insurance companies covering at least such risks and in at least such amounts as are customarily maintained by similar businesses and as may be required by Applicable Law and as are required by any Collateral Documents (including, without limitation, hazard and business interruption insurance).

5.25 EEA Financial Institutions. No Credit Party is an EEA Financial Institution.

5.26 Beneficial Ownership Certification. As of the Closing Date, the information included in the Beneficial Ownership Certification is true and correct in all respects.

ARTICLE VI

AFFIRMATIVE COVENANTS

So long as the Facility Termination Date has not occurred, each Borrower shall, and shall cause each of its Restricted Subsidiaries to:

6.01 Financial Statements and Budgets. Deliver to the Administrative Agent, in form and detail satisfactory to the Administrative Agent (which shall promptly make such information available to the Lenders in accordance with its customary practice):

(a) Annual Financial Statements. As soon as practicable and in any event within ninety (90) days (or, if earlier, promptly following the date of any required public filing thereof) after the end of each Fiscal Year (commencing with the Fiscal Year ended December 31, 2018), an audited Consolidated balance sheet of the Company and its Subsidiaries as of the close of such Fiscal Year and audited Consolidated statements of income, retained earnings and cash flows and a report containing management’s discussion and analysis of such financial statements for the Fiscal Year then ended, including the notes thereto, all in reasonable detail setting forth in comparative form the corresponding figures as of the end of and for the preceding Fiscal Year and prepared in accordance with IFRS and, if applicable, containing disclosure of the effect on the financial position or results of operations of any change in the application of accounting principles and practices during the year. Such annual financial statements shall be audited by an independent registered public accounting firm of recognized international standing reasonably acceptable to the Administrative Agent, and accompanied by a report and opinion thereon by such registered public accountants prepared in accordance with generally accepted auditing standards that is not subject to any “going concern” or similar qualification or exception or any qualification as to the scope of such audit or with respect to accounting principles followed by the Company or any of its Subsidiaries not in accordance with IFRS.

(b) Quarterly Financial Statements. As soon as practicable and in any event within sixty (60) days (or, if earlier, promptly following the date of any required public filing thereof) after the end of ~~the first three~~each fiscal ~~quarters~~quarter of each Fiscal Year (~~commencing with~~including the last fiscal quarter ~~ended March 31, 2018 (to the extent not available prior to the Closing Date)~~of each Fiscal Year), an unaudited Consolidated balance sheet of the Company and its Subsidiaries as of the close of such fiscal quarter and unaudited Consolidated statements of income, retained earnings and cash flows and a report containing management’s discussion and analysis of such financial statements for the fiscal quarter then ended and that portion of the Fiscal Year then ended, including the notes thereto, all in reasonable detail setting forth in comparative form the corresponding figures as of the end of and for the corresponding period in the preceding Fiscal Year and prepared by the Company in accordance with IFRS and, if applicable, containing disclosure of the effect on the financial position or results of operations of any change in the application of accounting principles and practices during the period, and certified by the chief financial officer of the Company to present fairly in all material respects the financial condition of the Company and its Subsidiaries on a Consolidated basis as of their respective dates and the results of operations of the Company and its Subsidiaries for the respective periods then ended, subject to normal year-end adjustments and the absence of footnotes.

(c) Unrestricted Subsidiary Adjustments. In the event that any Unrestricted Subsidiaries exist at such time, then simultaneously with the delivery of each set of consolidated financial statements referred to in subsections (a) and (b) above, a summary statement, prepared in good faith by a Responsible Officer of the Company, reflecting adjustments necessary to eliminate the accounts of such Unrestricted Subsidiaries from such consolidated financial statements.

(d) Annual Business Plan and Budget. As soon as practicable and in any event within ninety (90) days after the end of each Fiscal Year, a business plan and operating and capital budget of the Company and its Restricted Subsidiaries for the ensuing Fiscal Year, such plan to be prepared in accordance with IFRS and to include, on a quarterly basis, the following: a quarterly operating and capital budget, a projected income statement, statement of cash flows and balance sheet, calculations demonstrating projected compliance with the financial covenants set forth in Section 7.15 with a reasonable disclosure of the key assumptions and drivers with respect to such budget, accompanied by a certificate from a Responsible Officer of the Company to the effect that such budget contains good faith estimates (utilizing assumptions believed to be reasonable at the time of delivery of such budget) of the financial condition and operations of the Company and its Restricted Subsidiaries for such period, it being understood that such budget is not to be viewed as facts, is subject to significant uncertainties and contingencies which are beyond the Borrowers’ control, that no assurance can be given that any particular budget will be realized, that actual results may differ and that such differences may be material.

6.02 Certificates; Other Reports. Deliver to the Administrative Agent (which shall promptly make such information available to the Lenders in accordance with its customary practice):

(a) at each time financial statements are delivered pursuant to Sections 6.01(a) or (b) (commencing with the delivery of the financial statements for the fiscal quarter ended June 30, 2018), (i) a duly completed Compliance Certificate signed by the chief financial officer, treasurer or controller of the Company, (ii) a report prepared in accordance with the requirements of the applicable Canadian securities legislation, containing management’s discussion and analysis of such financial statements and (iii) a listing of each Unrestricted Subsidiary designated as of the date thereof;

(b) at each time financial statements are delivered pursuant to Section 6.01(a), a certificate of the independent certified public accountants of the Company certifying such financial statements that in connection with their audit, nothing came to their attention that caused them to believe that the Credit Parties failed to comply with the terms, covenants, provisions or conditions of Article VII, insofar as they relate to financial and accounting matters or, if such is not the case, specifying such non-compliance and its nature and period of existence;

(c) promptly upon receipt thereof, copies of all material reports, if any, submitted to any Credit Party, any Restricted Subsidiary thereof or any of their respective boards of directors by their respective independent public accountants in connection with their auditing function, including, without limitation, any management letter;

(d) promptly after the furnishing thereof, copies of any notice of default received from any holder of Indebtedness of any Credit Party or any Subsidiary thereof in excess of the Threshold Amount pursuant to the terms of any indenture, loan or credit or similar agreement;

(e) promptly after the same are available, copies of each annual report, proxy or financial statement or other report or communication sent to the stockholders of the Borrowers, and copies of all annual, regular, periodic and special reports and registration statements which the Borrowers may file or be required to file with the SEC under Section 13 or 15(d) of the Exchange Act, the CSA or with any other national securities exchange, and in any case not otherwise required to be delivered to the Administrative Agent pursuant hereto;

(f) promptly, and in any event within ten (10) Business Days after receipt thereof by any Credit Party or any Subsidiary thereof, copies of each notice or other correspondence received from the SEC, the CSA or any comparable agency in any applicable non-U.S. or non-Canadian jurisdiction concerning any investigation or possible investigation by such agency regarding financial or other operational results of any Credit Party or any Subsidiary thereof;

(g) promptly upon the request thereof, such other information and documentation required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations (including, without limitation, the PATRIOT Act and the Beneficial Ownership Regulation), as from time to time reasonably requested by the Administrative Agent or any Lender; and

(h) such other information regarding the operations, business affairs and financial condition of any Credit Party or any Subsidiary thereof as the Administrative Agent or any Lender may reasonably request.

Documents required to be delivered pursuant to Section 6.01(a) or (b) or Section 6.02(e) (to the extent any such documents are included in materials otherwise filed with the SEC and/or the CSA) may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date (i) on which the Company posts such documents, or provides a link thereto on the Company’s website on the Internet at the website address listed on Schedule 10.02; or (ii) on which such documents are posted on the Borrowers’ behalf on an Internet or intranet website, if any, to which each Lender and the Administrative Agent have access (whether a commercial, third-party website or whether sponsored by the Administrative Agent); provided that: (i) the Company shall deliver paper copies of such documents to the Administrative Agent or any Lender upon its request to the Company to deliver such paper copies until a written request to cease delivering paper copies is given by the Administrative Agent or such Lender and (ii) the Company shall notify the Administrative Agent and each Lender (by facsimile or electronic mail) of the posting of any such documents and provide to the Administrative Agent by electronic mail electronic versions of such documents. The Administrative Agent shall have no obligation to request the delivery or to maintain copies of the documents referred to above, and in any event shall have no responsibility to monitor compliance by the Borrowers with any such request by a Lender for delivery, and each Lender shall be solely responsible for requesting delivery to it or maintaining its copies of such documents.

The Borrowers hereby acknowledge that (a) the Administrative Agent and/or the Arranger may, but shall not be obligated to, make available to the Lenders and the L/C ~~Issuer~~Issuers materials and/or information provided by or on behalf of the Borrowers hereunder (collectively, “Borrower Materials”) by posting the Borrower Materials on IntraLinks, Syndtrak, ClearPar, or a substantially similar electronic transmission system (the “Platform”) and (b) certain of the Lenders may be “public-side” Lenders (i.e., Lenders that do not wish to receive material nonpublic information with respect to the Borrowers or their securities) (each, a “Public Lender”). The Borrowers hereby agree that so long as any Borrower is the issuer of any outstanding debt or equity securities that are registered or issued pursuant to a private offering or is actively contemplating issuing any such securities it will use commercially reasonable efforts to identify that portion of the Borrower Materials that may be distributed to the Public Lenders and that (w) all such Borrower Materials shall be clearly and conspicuously marked “PUBLIC” which, at a minimum, means that the word “PUBLIC” shall appear prominently on the first page thereof; (x) by marking Borrower Materials “PUBLIC,” such Borrower shall be deemed to have authorized the Administrative Agent, the Arranger, the L/C ~~Issuer~~Issuers and the Lenders to treat such Borrower Materials as not containing any material nonpublic information (although it may be sensitive and proprietary) with respect to such Borrower or its securities for purposes of United States federal and state securities laws or Canadian securities laws, as applicable (provided, however, that to the extent such Borrower Materials constitute Information, they shall be treated as set forth in Section 10.07); (y) all Borrower Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated “Public Side Information;” and (z) the Administrative Agent and the Arranger shall be entitled to treat any Borrower Materials that are not marked “PUBLIC” as being suitable only for posting on a portion of the Platform not designated “Public Side Information.”

6.03 Notice of Litigation and Other Matters. Promptly (but in no event later than ten (10) days after any Responsible Officer of any Credit Party obtains knowledge thereof) notify the Administrative Agent in writing of (which shall promptly make such information available to the Lenders in accordance with its customary practice):

(a) the occurrence of any Default or Event of Default;

(b) the commencement of all proceedings and investigations by or before any Governmental Authority and all actions and proceedings in any court or before any arbitrator against or involving any Credit Party or any Subsidiary thereof or any of their respective properties, assets or businesses in each case that if adversely determined would reasonably be expected to result in a Material Adverse Effect;

(c) any notice of any violation received by any Credit Party or any Subsidiary thereof from any Governmental Authority including, without limitation, any notice of violation of Environmental Laws which in any such case would reasonably be expected to have a Material Adverse Effect;

(d) any labor controversy that has resulted in a strike or other work action against any Credit Party or any Subsidiary thereof that would reasonably be expected to result in a Material Adverse Effect;

(e) any attachment, judgment, lien, levy, garnishment, requirement to pay or order, in each case exceeding the Threshold Amount, that is assessed against or threatened against any Credit Party or any Restricted Subsidiary thereof;

(f) any event which constitutes or which with the passage of time or giving of notice or both would constitute a default or event of default under any Material Contract to which any Credit Party or any Restricted Subsidiary thereof is a party or by which any Credit Party or any Restricted Subsidiary thereof or any of their respective properties may be bound which would reasonably be expected to have a Material Adverse Effect;

(g) (i) any unfavorable determination letter from the IRS regarding the qualification of an Employee Benefit Plan under Section 401(a) of the Code (along with a copy thereof), (ii) all notices received by any Credit Party or any ERISA Affiliate of the PBGC’s intent to terminate any Pension Plan or to have a trustee appointed to administer any Pension Plan, (iii) all notices received by any Credit Party or any ERISA Affiliate from a Multiemployer Plan sponsor concerning the imposition or amount of withdrawal liability pursuant to Section 4202 of ERISA, (iv) the Borrowers obtaining knowledge that any Credit Party or any ERISA Affiliate has filed or intends to file a notice of intent to terminate any Pension Plan under a distress termination within the meaning of Section 4041(c) of ERISA, (v) the institution of any steps by any Person to terminate or effect a wind-up of any Canadian Pension Plan, (vi) the failure to make a required contribution to any Canadian Pension plan if such failure is sufficient to give rise to a Lien under any applicable requirements of Applicable Law, (vii) the taking of any action with respect to a Canadian Pension Plan that is reasonably likely to result in the requirement that any Credit Party furnish a bond or other security to such Canadian Pension Plan or any other applicable governmental authority, or (viii) the occurrence of any event with respect to any Canadian Pension Plan that is reasonably likely to result in the incurrence by any Credit Party of any material liability, fine or penalty, and in the notice provide copies of all documentation relating thereto; and

(h) any other event that has resulted, or would reasonably be expected to result, in a Material Adverse Effect.

Each notice pursuant to Section 6.03 shall be accompanied by a statement of a Responsible Officer of the Company setting forth details of the occurrence referred to therein and stating what action the Borrowers have taken and propose to take with respect thereto. Each notice pursuant to Section 6.03(a) shall describe with particularity any and all provisions of this Agreement and any other Loan Document that have been breached.

6.04 Preservation of Corporate Existence and Related Matters. Except as permitted by Section 7.04, preserve and maintain its separate corporate existence and all rights, franchises, licenses and privileges necessary to the conduct of its business, and qualify and remain qualified as a foreign corporation or extra-provincial corporation or other entity and authorized to do business in each jurisdiction in each case to the extent that the failure to do so would reasonably be expected to have a Material Adverse Effect.

6.05 Maintenance of Property and Licenses.

(a) In addition to the requirements of any of the Collateral Documents, use commercially reasonable efforts to protect and preserve all Properties necessary in and material to its business, including material copyrights, patents, trade names, service marks and trademarks; maintain in good working order and condition, ordinary wear and tear excepted, all buildings, equipment and other tangible real and personal property; and from time to time make or cause to be made all repairs, renewals and replacements thereof and additions to such Property necessary for the conduct of its business, so that the business carried on in connection therewith may be conducted in a commercially reasonable manner, in each case except as such action or inaction would not reasonably be expected to result in a Material Adverse Effect.

(b) Maintain, in full force and effect in all material respects, each and every license, permit, certification, qualification, approval or franchise issued by any Governmental Authority required for each of them to conduct their respective businesses as currently conducted, except where the failure to do so would not reasonably be expected to have a Material Adverse Effect.

6.06 Insurance. Maintain insurance with financially sound and reputable insurance companies against at least such risks and in at least such amounts as are customarily maintained by similar businesses and as may be required by Applicable Law and as are required by any Collateral Documents (including, without limitation, hazard and business interruption insurance). All such insurance shall (a) provide that no cancellation or material modification thereof shall be effective until at least 30 days after receipt by the

Administrative Agent of written notice thereof (or, in the case of non-payment, at least 10 days prior written notice thereof), (b) name the Administrative Agent as an additional insured party thereunder and (c) in the case of each casualty insurance policy, name the Administrative Agent as lender’s loss payee. On the Closing Date and from time to time thereafter deliver to the Administrative Agent upon its request information in reasonable detail as to the insurance then in effect, stating the names of the insurance companies, the amounts and rates of the insurance, the dates of the expiration thereof and the properties and risks covered thereby.

6.07 Accounting Methods and Financial Records. Maintain a system of accounting, and keep proper books, records and accounts (which shall be true and complete in all material respects) as may be required or as may be necessary to permit the preparation of financial statements in accordance with IFRS and in material compliance with the regulations of any Governmental Authority having jurisdiction over it or any of its Properties.

6.08 Payment of Taxes and Other Obligations. Pay and perform (a) all taxes, assessments and other governmental charges that may be levied or assessed upon it or any of its Property (other than any amount the validity of which is currently being contested in good faith by appropriate proceedings and with respect to which reserves in conformity with IFRS have been provided for on the books of the relevant Credit Party) and (b) all other Indebtedness, obligations and liabilities in accordance with customary trade practices, except where the failure to pay or perform such items described in clauses (a) or (b) of this Section would not reasonably be expected to have a Material Adverse Effect.

6.09 Compliance with Laws and Approvals. Observe and remain in compliance with all Applicable Laws and maintain in full force and effect all Governmental Approvals, in each case applicable to the conduct of its business except where the failure to do so would not reasonably be expected to have a Material Adverse Effect.

6.10 Environmental Laws. In addition to and without limiting the generality of Section 6.09, (a) subject to the matters set forth on Schedule 5.08, comply with, and ensure such compliance by all tenants and subtenants with all applicable Environmental Laws and obtain and comply with and maintain, and ensure that all tenants and subtenants, if any, obtain and comply with and maintain, any and all licenses, approvals, notifications, registrations or permits required by applicable Environmental Laws, (b) subject to the matters set forth on Schedule 5.08, conduct and complete all investigations, studies, sampling and testing, and all remedial, removal and other actions required under Environmental Laws, and promptly comply with all lawful orders and directives of any Governmental Authority regarding Environmental Laws, and (c) defend, indemnify and hold harmless the Administrative Agent and the Lenders, and their respective parents, Subsidiaries, Affiliates, employees, agents, officers and directors, from and against any claims, demands, penalties, fines, liabilities, settlements, damages, costs and expenses of whatever kind or nature known or unknown, contingent or otherwise, arising out of, or in any way relating to the presence of Hazardous Materials, or the violation of, noncompliance with or liability under any Environmental Laws applicable to the operations of the Borrowers or any such Subsidiary, or any orders, requirements or demands of Governmental Authorities related thereto, including, without limitation, reasonable attorney’s and consultant’s fees, investigation and laboratory fees, response costs, court costs and litigation expenses, except to the extent that any of the foregoing directly result from the gross negligence, willful misconduct or breach in bad faith of its obligations hereunder of the party seeking indemnification therefor, as determined by a court of competent jurisdiction by final nonappealable judgment.

6.11 Compliance with ERISA; Canadian Pension Plans.

(a) In addition to and without limiting the generality of Section 6.09, (i) except where the failure to so comply could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (A) comply with applicable provisions of ERISA, the Code and the regulations and published interpretations thereunder with respect to all Employee Benefit Plans, (B) not take any action or fail to take action the result of which could reasonably be expected to result in a liability to the PBGC or to a Multiemployer Plan, (C) not participate in any nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code that would reasonably be expected to result in any civil penalty under ERISA or tax under the Code and (D) operate each Employee Benefit Plan in such a manner that will not incur any tax liability under Section 4980B of the Code or any liability to any qualified beneficiary as defined in Section 4980B of the Code and (ii) furnish to the Administrative Agent upon the Administrative Agent’s request such additional information about any Pension Plans as may be reasonably requested by the Administrative Agent.

(b) With respect to any Canadian Pension Plan (i) administer and fund such Canadian Pension Plan in accordance with the requirements of the applicable pension plan texts, funding agreements, the Canadian Tax Act and applicable provincial, federal or territorial pension benefits legislation, (ii) not terminate, or cause to be terminated, any Canadian Pension Plan, if such plan would have a solvency deficiency or wind up deficiency on termination, except as otherwise disclosed on Schedule 5.09, (iii) deliver to the Administrative Agent an undertaking of the funding agent for each Canadian Pension Plan stating that the funding agent will notify the Administrative Agent within fourteen (14) days of such Credit Party’s failure to make or remit any required contribution to the applicable Canadian Pension Plan, (iv) not accept payment of any amount from any Canadian Pension Plan without the prior written consent of the Administrative Agent, (v) promptly provide the Administrative Agent with any documentation relating to any Canadian Pension Plan as Agent may reasonably request, and (vi) notify the Administrative Agent within thirty (30) days of a material increase in the liabilities of any Canadian Pension Plan. The Defined Benefit Plan which is being wound up as described in Schedule 5.09 does not have a solvency deficiency and such wind up will be completed as described in Schedule 5.09 except insofar as any existing surplus distribution is required.

6.12 Compliance with Material Contracts. Comply in all material respects with each Material Contract where the failure to do so would be reasonably likely to result in a Material Adverse Effect.

6.13 Visits and Inspections. Permit representatives of the Administrative Agent, from time to time upon prior reasonable notice and at such times during normal business hours, all at the expense of the Borrowers, to visit and inspect its properties; inspect, audit and make extracts from its books, records and files, including, but not limited to, management letters prepared by independent accountants; and discuss with its principal officers, and its independent accountants, its business, assets, liabilities, financial condition, results of operations and business prospects; provided, that information that constitutes a trade secret, that is subject to confidentiality obligations by a Borrower, or that is subject to attorney-client privilege may be withheld as reasonably deemed necessary by the Company; provided, further, that excluding any such visits and inspections during the continuation of an Event of Default, the Administrative Agent shall not exercise such rights more often than once during any calendar year at the Borrowers’ expense; provided further that upon the occurrence and during the continuance of an Event of Default, the Administrative Agent or any Lender may do any of the foregoing at the expense of the Borrowers at any time without advance notice. Upon the request of the Administrative Agent or the Required Lenders, participate in a meeting of the Administrative Agent and Lenders once during each Fiscal Year, which meeting will be held at the Company’s corporate offices (or such other location as may be agreed to by the Company and the Administrative Agent) at such time as may be agreed by the Company and the Administrative Agent.

6.14 Additional Subsidiaries.

(a) Additional Subsidiaries. If at any time (x) any Person (other than an Unrestricted Subsidiary or an Excluded Subsidiary) becomes a Material Subsidiary, (y) any Unrestricted Subsidiary that is a Material Subsidiary is re-designated as a Restricted Subsidiary (other than an Excluded Subsidiary) or (z) any Subsidiary becomes a guarantor or co-borrower or otherwise offers credit support in respect of any Indebtedness of any Credit Party in excess of the Threshold Amount, promptly notify the Administrative Agent thereof and as soon as practicable but in any event within 90 days after such Person becomes a Material Subsidiary or such re-designation, as the case may be, or, in the case of clause (z), concurrently therewith (or, in each case of the foregoing clauses (x), (y) and (z), such longer period to which the Administrative Agent may agree in its sole discretion), cause such Material Subsidiary to (i) become a Subsidiary Guarantor by delivering to the Administrative Agent a duly executed supplement to the Guaranty and Security Agreement, the Canadian Guaranty and Security Agreement and/or such other guaranty document as the Administrative Agent shall deem appropriate for such purpose, (ii) grant a security interest in all personal property (subject to the exceptions specified in the Guaranty and Security Agreement, the Canadian Guaranty and Security Agreement or exceptions equivalent thereto, if applicable, in the relevant Collateral Documents for such Subsidiary) owned by such Subsidiary by delivering to the Administrative Agent a duly executed supplement to each applicable Collateral Document or such other document as the Administrative Agent shall deem appropriate for such purpose and comply with the terms of each applicable Collateral Document, (iii) deliver to the Administrative Agent such opinions, documents and certificates referred to in Section 4.01 as may be reasonably requested by the Administrative Agent, (iv) deliver to the Administrative Agent such original certificated Equity Interests or other certificates and stock or other transfer powers evidencing the Equity Interests of such Person, (v) deliver to the Administrative Agent such updated Schedules to the Loan Documents as requested by the Administrative Agent with respect to such Person, and (vi) deliver to the Administrative Agent such other documents as may be reasonably requested by the Administrative Agent, all in form, content and scope reasonably satisfactory to the Administrative Agent. Without limiting the foregoing, within 90 days (or such longer period to which the Administrative Agent may agree in its sole discretion) after each delivery of financial statements pursuant to Section 6.01(a) or Section 6.01(b), cause one or more Subsidiaries (other than Excluded Subsidiaries) to become Subsidiary Guarantors and take all other actions described in this Section 6.14(a) as if such Subsidiaries were Material Subsidiaries, to the extent necessary to result in the EBITDA of Non-Guarantor Subsidiaries (other than Excluded Subsidiaries) on a Consolidated basis to be less than 10% of the EBITDA of the Company and its Subsidiaries on a consolidated basis for the Four-Quarter Period most recently ended for which financial information is available (in each case, calculated on a pro forma basis in a manner consistent with the adjustments described in Section 1.03(c) and in a manner consistent with the definition of “Consolidated EBITDA” but appropriately adjusted to apply to the particular group of Persons in question). Notwithstanding anything in this Section 6.14(a) to the contrary, it is acknowledged and agreed that in no event shall any Subsidiary of IPI that is a CFC be required to guarantee, or provide collateral security for, any Obligations of any U.S. Person.

(b) Additional First Tier Foreign Subsidiaries. Notify the Administrative Agent promptly after any Person becomes a First Tier Foreign Subsidiary, promptly thereafter (and, in any event, within ninety (90) days after such notification, as such time period may be extended by the Administrative Agent in its sole discretion), cause (i) the applicable Credit Party to deliver to the Administrative Agent Collateral Documents pledging sixty-five percent (65%) of the total outstanding voting Equity Interests (and one hundred percent (100%) of the non-voting Equity Interests) of any such new First Tier Foreign Subsidiary and a consent thereto executed by such new First Tier Foreign Subsidiary (including, without limitation, if applicable, original certificated Equity Interests (or the equivalent thereof pursuant to the Applicable Laws and practices of any relevant foreign jurisdiction) evidencing the Equity Interests of such new First Tier Foreign Subsidiary, together with an appropriate undated stock or other transfer power for each certificate duly executed in blank by the registered owner thereof), (ii) such Person to deliver to the Administrative Agent such opinions, documents and certificates referred to in Section 4.01 as may be reasonably requested by the Administrative Agent, (iii) such Person to deliver to the Administrative Agent such updated

Schedules to the Loan Documents as requested by the Administrative Agent with regard to such Person and (iv) such Person to deliver to the Administrative Agent such other documents as may be reasonably requested by the Administrative Agent, all in form, content and scope reasonably satisfactory to the Administrative Agent.

(c) Merger Subsidiaries. Notwithstanding the foregoing, to the extent any new Subsidiary is created solely for the purpose of consummating a merger or amalgamation transaction pursuant to a Permitted Acquisition, and such new Subsidiary at no time holds any assets or liabilities other than any merger consideration contributed to it contemporaneously with the closing of such merger or amalgamation transaction, such new Subsidiary shall not be required to take the actions set forth in Section 6.14(a) or (b), as applicable, until the consummation of such Permitted Acquisition (at which time, the surviving entity of the respective merger transaction shall be required to so comply with Section 6.14(a) or (b), as applicable, within thirty (30) Business Days of the consummation of such Permitted Acquisition, as such time period may be extended by the Administrative Agent in its sole discretion).

(d) Exclusions; Ownership of Indian Holdco. The provisions of this Section 6.14 shall not apply to (i) assets as to which the Administrative Agent and the Company shall reasonably determine that the costs and burdens of obtaining a security interest therein or perfection thereof outweigh the value of the security afforded thereby, (ii) the Indian Investment Entities, any Equity Interests issued by any of the Indian Investment Entities, or any assets owned by any of the Indian Investment Entities, and (iii) the Indian Holdco, or any assets owned by the Indian Holdco. With respect to the Indian Holdco, each Borrower will, and will cause each of its Restricted Subsidiaries to, ensure that, at all times, the Equity Interests issued by the Indian Holdco shall be owned by a Credit Party and one hundred percent (100%) of such Equity Interests shall be pledged to the Administrative Agent as security for the Obligations on terms and conditions acceptable to the Administrative Agent, unless such Equity Interests are disposed of in a transaction permitted under the Loan Documents.

6.15 Use of Proceeds.

(a) Use the proceeds of the Credit Extensions (i) to refinance all existing Indebtedness of the Borrowers and their Subsidiaries (including Indebtedness under the Existing Credit Agreement but excluding Indebtedness permitted pursuant to Section 7.01), (ii) to finance permitted Capital Expenditures, Restricted Payments permitted hereunder, Investments permitted hereunder and Permitted Acquisitions, (iii) to pay fees, commissions and expenses in connection with the transactions contemplated hereby, and (iv) for working capital and general corporate purposes of the Borrowers and their Subsidiaries.

(b) Use the proceeds of any Incremental Increase as permitted pursuant to Section 2.16.

6.16 Further Assurances.

(a) (i) Execute any and all further documents, financing statements, agreements and instruments, and take all such further actions (including the filing and recording of financing statements and other documents), which may be required under any Applicable Law, or which the Administrative Agent or the Required Lenders may reasonably request, to effectuate the transactions contemplated by the Loan Documents or to grant, preserve, protect or perfect the Liens created or intended to be created by the Collateral Documents or the validity or priority of any such Lien (including, without limitation, with respect to Liens in after acquired property), all at the expense of the Credit Parties and (ii) provide to the Administrative Agent, from time to time upon the reasonable request by the Administrative Agent, evidence reasonably satisfactory to the Administrative Agent as to the perfection and priority of the Liens created or intended to be created by the Collateral Documents.

(b) Deliver to the Administrative Agent Deposit Account Control Agreements or Securities Account Control Agreements, as applicable, in form and substance reasonably satisfactory to the Administrative Agent, with respect to all of its checking accounts, savings accounts, deposit accounts, securities accounts, commodities accounts or other accounts at any bank or other financial institution, or any other account where money is or may be deposited or maintained by any Person (unless the Administrative Agent determines no such agreement is necessary or desirable for perfection purposes under applicable law), other than: (i) deposit accounts, securities accounts, commodities accounts and other bank accounts having an average monthly balance below $500,000 and (ii) deposit accounts, securities accounts, commodities accounts and other bank accounts established solely as payroll, benefits, withholding tax, escrow, customs or other zero balance accounts or other fiduciary accounts.

(c) To the extent a Credit Party enters into a lease after the Closing Date, use its commercially reasonable efforts to deliver to the Administrative Agent landlord waivers and access letters, in each case, in form and substance reasonably satisfactory to the Administrative Agent, with respect to such leased location to the extent that (i) material books and records are stored at such location or (ii) Collateral with a value in excess of $20,000,000 is stored at such location.

6.17 Anti-Corruption Laws; Anti-Money Laundering Laws. (a) Conduct its businesses in compliance with (ii) the United States Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010, and other similar anti-corruption legislation in other jurisdictions, (ii) all Anti-Money Laundering Laws and (iii) Part II.1 of the Criminal Code (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the regulations promulgated thereunder, the Regulations Implementing the United Nations Resolutions on the Suppression of Terrorism (Canada) and United Nations Al-Qaida and Taliban Regulations (Canada) and (b) maintain policies and procedures designed to promote and achieve compliance with such laws referenced in the foregoing clause (a).

6.18 Post-Closing Matters. Execute and deliver the documents and complete the tasks set forth on Schedule 6.18, in each case within the time limits specified on such Schedule.

6.19 Approvals and Authorizations. Maintain all authorizations, consents, approvals and licenses from, exemptions of, and filings and registrations with, each Governmental Authority of the jurisdiction in which each Non-U.S. Credit Party is organized and existing, and all approvals and consents of each other Person in such jurisdiction, in each case that are required in connection with the Loan Documents.

ARTICLE VII

NEGATIVE COVENANTS

So long as the Facility Termination Date has not occurred, no Borrower shall, nor shall it permit any of its Restricted Subsidiaries to, directly or indirectly:

7.01 Indebtedness. Create, incur, assume or suffer to exist any Indebtedness except:

(a) Indebtedness under the Loan Documents;

(b) Indebtedness and obligations owing under Hedge Agreements entered into (i) in connection with equity or equity index swaps or options or (ii) in order to manage existing or anticipated interest rate, exchange rate or commodity price risks, in each case, to the extent not for speculative purposes;

(c) Indebtedness existing on the Closing Date and listed on Schedule 7.01, and any refinancings, refundings, renewals or extensions thereof; provided that (i) the principal amount of such Indebtedness is not increased at the time of such refinancing, refunding, renewal or extension except by an amount equal to a reasonable premium or other reasonable amount paid, and fees and expenses reasonably incurred, in connection with such refinancing and by an amount equal to any existing commitments unutilized thereunder, (ii) the final maturity date and weighted average life of such refinancing, refunding, renewal or extension shall not be prior to or shorter than that applicable to the Indebtedness prior to such refinancing, refunding, renewal or extension and (iii) any refinancing, refunding, renewal or extension of any Subordinated Indebtedness shall be (A) on subordination terms at least as favorable to the Lenders, (B) no more restrictive on the Borrowers and their Restricted Subsidiaries than the Subordinated Indebtedness being refinanced, refunded, renewed or extended and (C) in an amount not less than the amount outstanding at the time of such refinancing, refunding, renewal or extension;

(d) Indebtedness incurred in connection with ~~Capital~~Finance Leases and purchase money Indebtedness (i) in an aggregate amount (other than with respect to Indebtedness incurred in connection with a Sale Leaseback Transaction) not to exceed $~~50,000,000~~80,000,000 at any time outstanding and (ii) in an aggregate amount with respect to Indebtedness incurred in connection with a Sale Leaseback Transaction not to exceed $50,000,000 at any time outstanding;

(e) Indebtedness of a Person existing at the time such Person became a Subsidiary or assets were acquired from such Person in connection with an Investment permitted pursuant to Section 7.03, to the extent that (i) such Indebtedness was not incurred in connection with, or in contemplation of, such Person becoming a Subsidiary or the acquisition of such assets, (ii) neither the Borrowers nor any Subsidiary thereof (other than such Person or any other Person that such Person merges with or that acquires the assets of such Person) shall have any liability or other obligation with respect to such Indebtedness and (iii) the aggregate outstanding principal amount of such Indebtedness at any time outstanding does not exceed 5% of the Consolidated Total Assets;

(f) Guaranty Obligations with respect to Indebtedness permitted pursuant to clauses (a) through (d), (l) and (n) of this Section; provided that any such Guaranty Obligation with respect to Indebtedness permitted pursuant to clause (l) of this Section shall be unsecured;

(g) unsecured intercompany Indebtedness:

(i) owed by any Credit Party to another Credit Party;

(ii) owed by any Credit Party to any Non-Guarantor Subsidiary (provided that such Indebtedness shall be subordinated to the Obligations in a manner reasonably satisfactory to the Administrative Agent);

(iii) owed by any Non-Guarantor Subsidiary to any other Non-Guarantor Subsidiary; and

(iv) owed by any Non-Guarantor Subsidiary to any Credit Party to the extent permitted pursuant to Section 7.03;

(h) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or other similar instrument drawn against insufficient funds in the ordinary course of business;

(i) Indebtedness under performance bonds, surety bonds, release, appeal and similar bonds, statutory obligations or with respect to workers’ compensation claims, in each case incurred in the ordinary course of business, and reimbursement obligations in respect of any of the foregoing;

(j) in addition to, and without limiting, the foregoing, Indebtedness of any Non-Guarantor Subsidiary in an aggregate principal amount for all Non-Guarantor Subsidiaries (other than Unrestricted Subsidiaries) not to exceed $30,000,000 at any time outstanding;

(k) Indebtedness in connection with standby and/or commercial letter of credit obligations incurred in the ordinary course of business in an aggregate amount not to exceed $25,000,000;

(l) unsecured Indebtedness of any Credit Party so long as (i) the Consolidated Total Net Leverage Ratio (calculated on a Pro Forma Basis pursuant to Section 1.03(c) as of the date such unsecured Indebtedness is incurred and after giving effect thereto) shall be no greater than 5.25 to 1.00 and (ii) such Indebtedness has a maturity date of not sooner than 91 days after the Maturity Date;

(m) unsecured Guaranty Obligations of the Company with respect to Indebtedness of one or more of Non-Guarantor Subsidiaries (including the Indian Investment Entities) so long as the aggregate amount of the Indebtedness supported by such Guaranty Obligations does not exceed $40,000,000 at any time outstanding; and

(n) Indebtedness of any Credit Party not otherwise permitted pursuant to this Section in an aggregate principal amount not to exceed $25,000,000 at any time outstanding.

7.02 Liens. Create, incur, assume or suffer to exist, any Lien on or with respect to any of its Property, whether now owned or hereafter acquired, except:

(a) Liens created pursuant to the Loan Documents (including, without limitation, Liens in favor of any Swing Line Lender and/or ~~the~~any L/C Issuer, as applicable, on Cash Collateral granted pursuant to the Loan Documents);

(b) Liens in existence on the Closing Date and described on Schedule 7.02, and the replacement, renewal or extension thereof (including Liens incurred, assumed or suffered to exist in connection with any refinancing, refunding, renewal or extension of Indebtedness pursuant to Section 7.01(c) (solely to the extent that such Liens were in existence on the Closing Date and described on Schedule 7.02)); provided that the scope of any such Lien shall not be increased, or otherwise expanded, to cover any additional property or type of asset, as applicable, beyond that in existence on the Closing Date, except for products and proceeds of the foregoing;

(c) Liens for taxes, assessments and other governmental charges or levies (excluding any Lien imposed pursuant to any of the provisions of ERISA (or similar Applicable Law governing Canadian Pension Plans) or Environmental Laws) (i) not yet due or as to which the period of grace (not to exceed thirty (30) days), if any, related thereto has not expired or (ii) which are being contested in good faith and by appropriate proceedings if adequate reserves are maintained to the extent required by IFRS;

(d) the claims of materialmen, mechanics, carriers, warehousemen, processors or landlords for labor, materials, supplies or rentals incurred in the ordinary course of business, which (i) are not overdue for a period of more than thirty (30) days, or if more than thirty (30) days overdue, no action has been taken to enforce such Liens and such Liens are being contested in good faith and by appropriate proceedings if adequate reserves are maintained to the extent required by IFRS and (ii) do not, individually or in the aggregate, materially impair the use thereof in the operation of the business of the Borrowers or any of their Subsidiaries;

(e) deposits or pledges made in the ordinary course of business in connection with, or to secure payment of, obligations under workers’ compensation, unemployment insurance and other types of social security or similar legislation, or to secure the performance of bids, trade contracts and leases (other than Indebtedness), statutory obligations, surety bonds (other than bonds related to judgments or litigation), performance bonds and other obligations of a like nature incurred in the ordinary course of business, in each case, so long as no foreclosure sale or similar proceeding has been commenced with respect to any portion of the Collateral on account thereof;

(f) encumbrances in the nature of zoning restrictions, easements and rights or restrictions of record on the use of real property, which in the aggregate are not substantial in amount and which do not, in any case, materially detract from the value of such property or impair the use thereof in the ordinary conduct of business;

(g) ~~Liens arising from the filing of precautionary UCC or PPSA financing statements relating solely to personal property leased pursuant to operating leases entered into in the ordinary course of business of the Borrowers and their Subsidiaries;~~[Reserved];

(h) Liens securing Indebtedness permitted under Section 7.01(d); provided that (i) such Liens shall be created substantially simultaneously with the acquisition, repair, improvement or lease, as applicable, of the related Property, (ii) such Liens do not at any time encumber any property other than the Property financed by such Indebtedness, (iii) the amount of Indebtedness secured thereby is not increased and (iv) the principal amount of Indebtedness secured by any such Lien shall at no time exceed one hundred percent (100%) of the original price for the purchase, repair improvement or lease amount (as applicable) of such Property at the time of purchase, repair, improvement or lease (as applicable);

(i) Liens securing judgments for the payment of money not constituting an Event of Default under Section 8.01(m) or securing appeal or other surety bonds relating to such judgments;

(j) Liens on Property (i) of any Subsidiary which are in existence at the time that such Subsidiary is acquired pursuant to a Permitted Acquisition and (ii) of the Borrowers or any of their Subsidiaries existing at the time such tangible property or tangible assets are purchased or otherwise acquired by the Borrowers or such Subsidiary thereof pursuant to a transaction permitted pursuant to this Agreement; provided that, with respect to each of the foregoing clauses (i) and (ii), (A) such Liens are not incurred in connection with, or in anticipation of, such Permitted Acquisition, purchase or other acquisition, (B) such Liens are applicable only to specific Property, (C) such Liens are not “blanket” or all asset Liens, (D) such Liens do not attach to any other Property of the Borrowers or any of their Subsidiaries and (E) the Indebtedness secured by such Liens is permitted under Section 7.01(e));

(k) Liens securing Indebtedness permitted under Section 7.01(e) or 7.01(j);

(l) (i) Liens of a collecting bank arising in the ordinary course of business under Section 4-210 of the Uniform Commercial Code in effect in the relevant jurisdiction and (ii) Liens of any depositary bank in connection with statutory, common law and contractual rights of set-off and recoupment with respect to any deposit account of the Borrowers or any Subsidiary thereof;

(m) (i) contractual or statutory Liens of landlords to the extent relating to the property and assets relating to any lease agreements with such landlord, and (ii) contractual Liens of suppliers (including sellers of goods) or customers granted in the ordinary course of business to the extent limited to the property or assets relating to such contract;

(n) any interest or title of a licensor, sublicensor, lessor or sublessor with respect to any assets under any license or lease agreement entered into in the ordinary course of business which do not (i) interfere in any material respect with the business of the Borrowers or their Restricted Subsidiaries or materially detract from the value of the relevant assets of the Borrowers or their Restricted Subsidiaries or (ii) secure any Indebtedness;

(o) Liens arising out of the sale of raw materials and inventory by any Credit Party in the ordinary course of business and consistent with past practice pursuant to a consignment arrangement; and

(p) in addition to, and without limiting, the foregoing, Liens securing Indebtedness or other obligations arising in the ordinary course of business in the aggregate principal amount, including obligations owing under any Secured Hedge Agreements, at any time outstanding not to exceed 5% of the Consolidated Total Assets.

7.03 Investments. Purchase, own, invest in or otherwise acquire (in one transaction or a series of transactions), directly or indirectly, any Equity Interests, interests in any partnership or joint venture (including, without limitation, the creation or capitalization of any Subsidiary), evidence of Indebtedness or other obligation or security (including, without limitation, Guaranty Obligations), substantially all or a portion of the business or assets of any other Person or any other investment or interest whatsoever in any other Person, or make or permit to exist, directly or indirectly, any loans, advances or extensions of credit to, or any investment in cash or by delivery of Property in, any Person (all the foregoing, “Investments”) except:

(a) (i) Investments existing on the Closing Date in Subsidiaries existing on the Closing Date (other than Investments in Indian Investment Entities);

(ii) Investments existing on the Closing Date (other than Investments in Subsidiaries existing on the Closing Date) and described on Schedule 7.03(a)(ii);

(iii) Investments made after the Closing Date by any Credit Party in any other Credit Party;

(iv) Investments made after the Closing Date by any Non-Guarantor Subsidiary in any other Non-Guarantor Subsidiary;

(v) Investments made after the Closing Date by any Non-Guarantor Subsidiary in any Credit Party; and

(vi) Investments made after the Closing Date by any Credit Party in any Non-Guarantor Subsidiary in an aggregate amount at any time outstanding not to exceed (A) $30,000,000 for all Non-Guarantor Subsidiaries less (B) the amount of outstanding Investments made pursuant to Section 7.03(g)(ii) (provided that any Investments in the form of loans or advances made by any Credit Party to any Non-Guarantor Subsidiary pursuant to this clause (vi) shall be evidenced by a demand note in form and substance reasonably satisfactory to the Administrative Agent and shall be pledged and delivered to the Administrative Agent pursuant to the Collateral Documents);

(b) Investments in cash and Cash Equivalents;

(c) [Reserved];

(d) deposits made in the ordinary course of business to secure the performance of leases or other obligations as permitted by Section 7.02;

(e) Hedge Agreements permitted pursuant to Section 7.01;

(f) purchases of assets in the ordinary course of business;

(g) Investments by the Company or any Restricted Subsidiary in the form of:

(i) Permitted Acquisitions to the extent that any Person or Property acquired in such acquisition becomes a part of a Borrower or a Subsidiary Guarantor or becomes (whether or not such Person is a Wholly-Owned Subsidiary) a Subsidiary Guarantor in the manner contemplated by Section 6.14(a); and

(ii) Permitted Acquisitions to the extent that any Person or Property acquired in such acquisition does not become a Subsidiary Guarantor or a part of a Subsidiary Guarantor in an aggregate amount at any time outstanding not to exceed (A) $30,000,000 less (B) the amount of outstanding Investments made pursuant to Section 7.03(a)(vi);

(h) Investments in the form of loans and advances to officers, directors and employees in the ordinary course of business in an aggregate amount not to exceed at any time outstanding $1,000,000 (determined without regard to any write-downs or write-offs of such loans or advances);

(i) Investments in the form of Restricted Payments permitted pursuant to Section 7.06;

(j) Guaranty Obligations permitted pursuant to Section 7.01;

(k) (i) Investments made by one or more Credit Parties and/or their Restricted Subsidiaries in Indian Investment Entities existing on the Closing Date and described on Schedule 7.03(k) and (ii) Investments made by one or more Credit Parties and/or their Restricted Subsidiaries after the Closing Date in Indian Investment Entities in an aggregate amount not to exceed $75,000,000;

(l) prepayments made to Excluded Subsidiaries and Unrestricted Subsidiaries on account of products to be delivered within one year of such prepayment; and

(m) Investments not otherwise permitted pursuant to this Section so long as, subject to Section 1.10, at the time of such Investment (i) no Default has occurred and is continuing or would result from such Investment and (ii) the Consolidated Secured Net Leverage Ratio shall not be greater than ~~3.50~~3.70 to 1.00 (calculated on a Pro Forma Basis pursuant to Section 1.03(c)).

For purposes of determining the amount of any Investment outstanding for purposes of this Section 7.03, such amount shall be deemed to be the amount of such Investment when made, purchased or acquired (without adjustment for subsequent increases or decreases in the value of such Investment) less any amount realized in respect of such Investment upon the sale, collection or return of capital (not to exceed the original amount invested).

7.04 Fundamental Changes. Merge, consolidate, amalgamate or enter into any similar combination with, or enter into any Asset Disposition of all or substantially all of its assets (whether in a single transaction or a series of transactions) with, any other Person or liquidate, wind-up or dissolve itself (or suffer any liquidation or dissolution) except:

(a) (i) any Wholly-Owned Subsidiary of the Borrowers may be merged, amalgamated or consolidated with or into a Borrower (provided that such Borrower shall be the continuing or surviving entity) or (ii) any Wholly-Owned Subsidiary of a Borrower may be merged, amalgamated or consolidated with or into any Subsidiary Guarantor (provided that such Subsidiary Guarantor shall be the continuing or surviving entity or simultaneously with such transaction, the continuing or surviving entity shall become a Subsidiary Guarantor and the Borrowers shall comply with Section 6.14 in connection therewith);

(b) any Non-Guarantor Subsidiary may be merged, amalgamated or consolidated with or into, or be liquidated into, any other Non-Guarantor Subsidiary (other than a Foreign Subsidiary or a Foreign Holding Company);

(c) any Subsidiary may dispose of all or substantially all of its assets (upon voluntary liquidation, dissolution, winding up or otherwise) to the Borrowers or any Subsidiary Guarantor; provided that, with respect to any such disposition by any Non-Guarantor Subsidiary, the consideration for such disposition shall not exceed the fair value of such assets;

(d) any Non-Guarantor Subsidiary may dispose of all or substantially all of its assets (upon voluntary liquidation, dissolution, winding up or otherwise) to any other Non-Guarantor Subsidiary (other than a Foreign Subsidiary or a Foreign Holding Company);

(e) any Wholly-Owned Subsidiary of a Borrower may merge or amalgamate with or into the Person such Wholly-Owned Subsidiary was formed to acquire in connection with any acquisition permitted hereunder (including, without limitation, any Permitted Acquisition permitted pursuant to Section 7.03(g)); provided that in the case of any merger or amalgamation involving a Wholly-Owned Subsidiary that is a Domestic Subsidiary, (i) a Subsidiary Guarantor shall be the continuing or surviving entity or (ii) simultaneously with such transaction, the surviving or continuing entity shall become a Subsidiary Guarantor and the Borrowers shall comply with Section 6.14 in connection therewith; and

(f) any Person may merge or amalgamate into a Borrower or any of its Wholly-Owned Subsidiaries in connection with a Permitted Acquisition permitted pursuant to Section 7.03(g); provided that (i) in the case of a merger or amalgamation involving such Borrower or a Subsidiary Guarantor, the continuing or surviving Person shall be such Borrower or such Subsidiary Guarantor and (ii) the continuing or surviving Person shall be such Borrower or a Wholly-Owned Subsidiary of such Borrower.

7.05 Asset Dispositions. Make any Asset Disposition except:

(a) the sale of obsolete, worn-out or surplus assets no longer used or usable in the business of the Company or any of its Restricted Subsidiaries;

(b) the replacement of still usable equipment and other personal property assets with upgraded versions of such equipment or personal property;

(c) non-exclusive licenses and sublicenses of intellectual property rights in the ordinary course of business not interfering, individually or in the aggregate, in any material respect with the conduct of the business of the Borrowers and their Restricted Subsidiaries;

(d) leases, subleases, licenses or sublicenses of real or personal property granted by the Company or any of its Restricted Subsidiaries to others in the ordinary course of business not detracting from the value of such real or personal property or interfering in any material respect with the business of the Company or any of its Restricted Subsidiaries;

(e) Asset Dispositions in connection with Insurance and Condemnation Events;

(f) Asset Dispositions in connection with transactions permitted by Section 7.04;

(g) Asset Dispositions not otherwise permitted pursuant to this Section; provided that the aggregate fair market value of all property disposed of in reliance on this clause (g) shall not exceed $5,000,000;

(h) Asset Dispositions constituting a Sale Leaseback Transaction permitted by Section 7.13;

(i) any sale or assignment of accounts receivable arising in the ordinary course of business (and any general intangibles, documents, instruments or records related thereto) made in connection with a supply chain finance arrangement involving the Company and/or any of its Restricted Subsidiaries and a buyer of the products and/or services of the Company or its Restricted Subsidiaries (but not, for the avoidance of doubt, as part of any securitization or similarly structured transaction); provided that (i) any such sale or assignment must be made without recourse for credit risk to the Company and its Restricted Subsidiaries and otherwise on terms customary for supply chain finance arrangements and (ii) the aggregate amount of accounts receivable sold, assigned, conveyed or otherwise transferred pursuant to this clause (i) shall not exceed $25,000,000 at any one time outstanding; and

(j) any other Asset Dispositions not otherwise permitted pursuant to this Section; provided that (i) at the time of such Asset Disposition, no Default or Event of Default shall exist or would result from such Asset Disposition and (ii) the aggregate fair market value of all property disposed of in reliance on this clause (j) shall not exceed 10% of the Consolidated Total Assets.

7.06 Restricted Payments. Declare or pay any dividend on, or make any payment or other distribution on account of, or purchase, redeem, retire or otherwise acquire (directly or indirectly), or set apart assets for a sinking or other analogous fund for the purchase, redemption, retirement or other acquisition of, any class of Equity Interests of any Credit Party or any Restricted Subsidiary thereof, or make any distribution of cash, property or assets to the holders of shares of any Equity Interests of any Credit Party or any Restricted Subsidiary thereof (all of the foregoing, the “Restricted Payments”); provided that:

(a) so long as no Default or Event of Default has occurred and is continuing or would result therefrom at the time that any dividend was declared, the Company and its Restricted Subsidiaries may pay dividends in shares of its own Qualified Equity Interests;

(b) any Restricted Subsidiary of the Company may pay cash dividends to a Borrower or any Subsidiary Guarantor;

(c) any Non-Guarantor Subsidiary may make Restricted Payments to any other Non-Guarantor Subsidiary (and, if applicable, to other holders of its outstanding Equity Interests on a ratable basis);

(d) in addition to, and without limiting, the foregoing, the Company may declare and pay (and each Restricted Subsidiary of the Company may declare and pay to enable the Company to do the same) Restricted Payments in the form of dividends, so long as:

(i) no Default or Event of Default has occurred and is continuing or would result therefrom; and

(ii) after giving effect thereto and all Indebtedness incurred in connection therewith, the Company and its Restricted Subsidiaries shall be in compliance with the financial covenants set forth in Section 7.15 (calculated on a Pro Forma Basis pursuant to Section 1.03(c));

(e) in addition to, and without limiting, the foregoing, the Company may make (and each Restricted Subsidiary of the Company may make to enable the Company to do the same) Restricted Payments pursuant to any stock appreciation rights plan or phantom stock plan, or any Employee Benefit Plan based on the value of any Equity Interest of the Company or any Restricted Subsidiary, so long as:

(i) the aggregate amount of such Restricted Payments in any fiscal year does not exceed $15,000,000 (unless the Consolidated Secured Net Leverage Ratio shall not be greater than 2.50 to 1.00 (calculated on a Pro Forma Basis pursuant to Section 1.03(c) at such time);

(ii) no Default or Event of Default has occurred and is continuing or would result therefrom; and

(iii) after giving effect thereto and all Indebtedness incurred in connection therewith, the Company and its Restricted Subsidiaries shall be in compliance with the financial covenants set forth in Section 7.15 (calculated on a Pro Forma Basis pursuant to Section 1.03(c));

(f) the Company and its Restricted Subsidiaries may consummate cashless repurchases of Equity Interests in the Company or any Restricted Subsidiary thereof to the extent such repurchase is deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants; and

(g) (i) share repurchases of the stock of the Company to the extent, after giving effect thereto, Consolidated Secured Net Leverage Ratio shall not be greater than 2.50 to 1.00 (calculated on a Pro Forma Basis pursuant to Section 1.03(c)) and (ii) additional share repurchases of the stock of the Company in an aggregate amount not to exceed 25% of the aggregate amount of Consolidated Net Income of the Company and its Restricted Subsidiaries for all fiscal quarters of the Company (commencing with the fiscal quarter ending March 31, 2018) ending prior to the time such repurchase is made for which financial statements have been delivered pursuant to Section 6.01, so long as after giving effect thereto, (A) the Consolidated Secured Net Leverage Ratio shall be at least 0.25 below the Consolidated Secured Net Leverage Ratio then permitted under Section 7.15(a) (after giving effect to any Elevated Ratio Period), calculated on a Pro Forma Basis pursuant to Section 1.03(c), and (B) no Default or Event of Default has occurred and is continuing or would result therefrom.

7.07 Transactions with Affiliates. Directly or indirectly enter into any transaction, including, without limitation, any purchase, sale, lease or exchange of Property, the rendering of any service or the payment of any management, advisory or similar fees, with (x) any officer, director, holder of any Equity Interests in, or other Affiliate of, the Borrowers or any of their Subsidiaries or (y) any Affiliate of any such officer, director or holder, other than:

(a) transactions permitted by Sections 7.01, 7.03, 7.04, 7.05, 7.06 and 7.13;

(b) transactions existing on the Closing Date and described on Schedule 7.07;

(c) transactions among Credit Parties;

(d) other transactions in the ordinary course of business on terms as favorable as would be obtained by it on a comparable arm’s-length transaction with an independent, unrelated third party as determined in good faith by the board of directors (or equivalent governing body) of the Company or applicable Restricted Subsidiary;

(e) employment and severance arrangements (including equity incentive plans and employee benefit plans and arrangements) with their respective officers and employees in the ordinary course of business; and

(f) payment of customary fees and reasonable out of pocket costs to, and indemnities for the benefit of, directors, officers and employees of the Borrowers and their Subsidiaries in the ordinary course of business to the extent attributable to the ownership or operation of the Borrowers and their Subsidiaries.

Notwithstanding anything in this Section 7.07 to the contrary, all transactions among U.S. Credit Parties and any of IPI or any Subsidiary of IPI that is a CFC shall be required to be on terms as favorable as would be obtained by it on a comparable arm’s-length transaction with an independent, unrelated third party as determined in good faith by the board of directors (or equivalent governing body) of the Company or applicable Restricted Subsidiary.

7.08 Accounting Changes; Organizational Documents.

(a) Change its Fiscal Year end, or make (without the consent of the Administrative Agent) any material change in its accounting treatment and reporting practices except as required by IFRS or GAAP (in the event the Company is required to use GAAP by any applicable Governmental Authority, including, without limitation, the SEC).

(b) Amend, modify or change any of its Organization Documents in any manner materially adverse to the rights or interests of the Lenders.

7.09 Payments and Modifications of Certain Indebtedness.

(a) Amend, modify, waive or supplement (or permit the modification, amendment, waiver or supplement of) any of the terms or provisions of any Material Indebtedness or any Subordinated Indebtedness in any respect which would materially and adversely affect the rights or interests of the Administrative Agent and Lenders hereunder.

(b) Cancel, forgive, make any payment or prepayment on, or redeem or acquire for value (including, without limitation, (x) by way of depositing with any trustee with respect thereto money or securities before due for the purpose of paying when due and (y) at the maturity thereof), any Subordinated Indebtedness, except:

(i) refinancings, refundings, renewals, extensions or exchange of any Subordinated Indebtedness permitted by Section 7.01(c) or (g)(ii) and by any Subordination Provisions applicable thereto;

(ii) payments and prepayments of any Subordinated Indebtedness made solely with the proceeds of Qualified Equity Interests;

(iii) the payment of interest, expenses and indemnities in respect of Subordinated Indebtedness incurred under Section 7.01(c) or (g)(ii) (other than any such payments prohibited by any Subordination Provisions applicable thereto);

(iv) payments and prepayments of any intercompany Subordinated Indebtedness between or among Credit Parties expressly permitted by the Intercompany Subordination Agreement; and

(v) payments and prepayments on any other Subordinated Indebtedness expressly permitted by the Subordination Provisions applicable thereto.

(c) Make any prepayment on, or redeem or acquire for value prior to the scheduled maturity thereof in any manner (including, without limitation, by way of depositing with any trustee with respect thereto money or securities before due for the purpose of paying when due and), any Material Indebtedness, except:

(i) refinancings, refundings, renewals, extensions or exchange of any Material Indebtedness permitted by Section 7.01(l); and

(ii) prepayments of any Material Indebtedness to the extent (A) after giving effect thereto, Consolidated Secured Net Leverage Ratio shall not be greater than 2.50 to 1.00 (calculated on a Pro Forma Basis pursuant to Section 1.03(c)) and (B) no Default or Event of Default has occurred and is continuing or would result therefrom.

7.10 No Further Negative Pledges; Restrictive Agreements.

(a) Enter into, assume or be subject to any agreement prohibiting or otherwise restricting the creation or assumption of any Lien upon its properties (whether real or personal) or assets, whether now owned or hereafter acquired, or requiring the grant of any security for such obligation if security is given for some other obligation, except (i) pursuant to this Agreement and the other Loan Documents, (ii) pursuant to any document or instrument governing Indebtedness incurred pursuant to Section 7.01(d) (provided that any such restriction contained therein relates only to the asset or assets financed thereby), (iii) customary restrictions contained in the Organization Documents of any Non-Guarantor Subsidiary as of the Closing Date and (iv) customary restrictions in connection with any Permitted Lien or any document or instrument governing any Permitted Lien (provided that any such restriction contained therein relates only to the asset or assets subject to such Permitted Lien).

(b) Create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Credit Party or any Restricted Subsidiary thereof to (i) pay dividends or make any other distributions to any Credit Party or any Restricted Subsidiary on its Equity Interests or with respect to any other interest or participation in, or measured by, its profits, (ii) pay any Indebtedness or other obligation owed to any Credit Party or (iii) make loans or advances to any Credit Party, except in each case for such encumbrances or restrictions existing under or by reason of (A) this Agreement and the other Loan Documents and (B) Applicable Law.

(c) Create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Credit Party or any Restricted Subsidiary thereof to (i) sell, lease or transfer any of its properties or assets to any Credit Party or (ii) act as a Credit Party pursuant to the Loan Documents or any renewals, refinancings, exchanges, refundings or extension thereof, except in each case for such encumbrances or restrictions existing under or by reason of (A) this Agreement and the other Loan Documents, (B) Applicable Law, (C) any document or instrument governing Indebtedness incurred pursuant to Section 7.01(d) (provided that any such restriction contained therein relates only to the asset or assets acquired in connection therewith), (D) any Permitted Lien or any document or instrument governing any Permitted Lien (provided that any such restriction contained therein relates only to the asset or assets subject to such Permitted Lien), (E) obligations that are binding on a Restricted Subsidiary at the time such Restricted Subsidiary first becomes a Subsidiary of the Company, so long as such obligations are not entered into in contemplation of such Person becoming a Subsidiary, (F) customary restrictions contained in an agreement related to the sale of Property (to the extent such sale is permitted pursuant to Section 7.05) that limit the transfer of such Property pending the consummation of such sale, (G) customary restrictions in leases, subleases, licenses and sublicenses or asset sale agreements otherwise permitted by this Agreement so long as such restrictions relate only to the assets subject thereto and (H) customary provisions restricting assignment of any agreement entered into in the ordinary course of business.

7.11 Nature of Business. Engage in any business materially different than the business conducted by the Company and its Restricted Subsidiaries as of the Closing Date and business activities reasonably related or ancillary thereto or that are reasonable extensions thereof; and for the avoidance of doubt, the parties agree that the Company and its Restricted Subsidiaries may engage in the packaging business and related businesses.

7.12 Amendments of Other Documents. Amend, modify, waive or supplement (or permit modification, amendment, waiver or supplement of) any of the terms or provisions of any Material Contract in any respect which could reasonably be expected to have a Material Adverse Effect on the rights or interests of the Administrative Agent and the Lenders hereunder, in each case, without the prior written consent of the Administrative Agent.

7.13 Sale Leasebacks. Directly or indirectly become or remain liable as lessee or as guarantor or other surety with respect to any lease~~, whether an operating lease or a Capital Lease,~~ of any Property (whether real, personal or mixed), whether now owned or hereafter acquired, (a) which any Credit Party or any Restricted Subsidiary thereof has sold or transferred or is to sell or transfer to a Person which is not another Credit Party or Restricted Subsidiary of a Credit Party or (b) which any Credit Party or any Restricted Subsidiary of a Credit Party intends to use for substantially the same purpose as any other Property that has been sold or is to be sold or transferred by such Credit Party or such Restricted Subsidiary to another Person which is not another Credit Party or Restricted Subsidiary of a Credit Party in connection with such lease (any such transaction, a “Sale Leaseback Transaction”), except Sale Leaseback Transactions entered into with a Person that is not an Affiliate of the Company or such Restricted Subsidiary; provided that (i) at the time of such Sale Leaseback Transaction, no Default or Event of Default shall exist or would result therefrom and (ii) the aggregate fair market value of all property disposed of in Sale Leaseback Transactions shall not exceed $50,000,000.

7.14 ~~Lux~~ Finco. Permit ~~Lux~~ Finco to:

(a) hold any assets other than (i) the ~~Lux~~ Finco Notes, (ii) minute books and other corporate books and records of ~~Lux~~ Finco and (iii) other miscellaneous non-material assets;

(b) have any liabilities other than (i) the liabilities under the Loan Documents, (ii) tax liabilities arising in the ordinary course of business and (iii) corporate, administrative and operating expenses in the ordinary course of business;

(c) engage in any activities or business other than (i) issuing shares of its own Qualified Equity Interests, (ii) holding the ~~Lux~~ Finco Notes and activities incidental and related thereto or (iii) making payments, dividends, distributions or issuances to the Company; or

(d) assign, sell, dispose of or otherwise transfer all or any part of any ~~Lux~~ Finco Note to any Person.

7.15 Financial Covenants.

(a) Consolidated Secured Net Leverage Ratio. Permit the Consolidated Secured Net Leverage Ratio as of the last day of any fiscal quarter (commencing with the fiscal quarter ending June 30, 2018) to be greater than ~~3.50~~3.70 to 1.00; provided that, notwithstanding the foregoing, if a Permitted Acquisition as to which at least $50,000,000 of the Permitted Acquisition Consideration was paid using proceeds of Consolidated Secured Indebtedness is consummated during a fiscal quarter ending after the Closing Date, at the request of the Company (which shall be made on or prior to the date of consummation of such Permitted Acquisition), the maximum Consolidated Secured Net Leverage Ratio permitted under this Section 7.15(a) shall be increased to ~~4.00~~4.20 to 1.00 during such fiscal quarter and the subsequent three fiscal quarters (such four fiscal quarters, an “Elevated Ratio Period”), however, (i) no more than three such Elevated Ratio Period requests shall be permitted during the term of this Agreement, (ii) the first and second Elevated Ratio Periods requested hereunder may occur consecutively and (iii) thereafter, there shall be at least one fiscal quarter between Elevated Ratio Periods during which the Consolidated Secured Net Leverage Ratio is not in excess of ~~3.50~~3.70 to 1.00 as of the last day thereof.

(b) Consolidated Interest Coverage Ratio. Permit the Consolidated Interest Coverage Ratio as of the last day of any fiscal quarter (commencing with the fiscal quarter ending June 30, 2018) to be less than ~~3.00~~2.75 to 1.00.

7.16 Canadian Pension Plans. (a) Maintain, establish or contribute to any new Canadian Pension Plan that is a Defined Benefit Plan, (b) except as set forth on Schedule 5.09, without the prior consent of the Administrative Agent, acquire an interest in any Person if such Person sponsors, administers, maintains or contributes to, or has any liability in respect of any Defined Benefit Plan, (c) fail to meet all minimum funding requirements under applicable requirements of Applicable Laws, without regard to any waivers or variances, or postpone or delay of any funding requirement, with respect to any Canadian Pension Plan, (d) be subject to any Canadian Pension Event, or (e) cause a representation or warranty in Section 5.09(h) to cease to be true and correct.

7.17 Disposal of Subsidiary Interests. Permit any Domestic Subsidiary to be a non-Wholly-Owned Subsidiary except as a result of or in connection with a dissolution, merger, amalgamation, consolidation or disposition permitted by Section 7.04 or 7.05.

7.18 Indian Holdco. Permit the Indian Holdco to:

(a) hold any assets other than (i) the Equity Interests it owns of any of the Indian Investment Entities, (ii) minute books and other corporate books and records of the Indian Holdco and (iii) other miscellaneous non-material assets;

(b) have any liabilities other than (i) the liabilities under the Loan Documents, (ii) tax liabilities arising in the ordinary course of business and (iii) corporate, administrative and operating expenses in the ordinary course of business; or

(c) engage in any activities or business other than (i) issuing shares of its own Qualified Equity Interests, (ii) holding, voting and disposing of the Equity Interests described in clause (a)(i) above, (iii) making payments, dividends, distributions or issuances to the Credit Party that owns Indian Holdco, (iv) incurring Guaranty Obligations to the extent permitted under Section 7.01(f), incurring unsecured intercompany Indebtedness to the extent permitted under Section 7.01 or making Investments to the extent permitted under Section 7.03 and (v) engaging in activities incidental and related to any of the foregoing or that are otherwise required by Applicable Law.

7.19 Use of Proceeds.

(a) Use the proceeds of any Credit Extension, whether directly or indirectly, and whether immediately, incidentally or ultimately, to purchase or carry margin stock (within the meaning of Regulation U of the of the Board of Governors of the Federal Reserve System) or to extend credit to others for the purpose of purchasing or carrying margin stock or to refund indebtedness originally incurred for such purpose.

(b) Directly or indirectly, use the proceeds of any Credit Extension, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other individual or entity, to fund any activities of or business with any individual or entity, or in any Designated Jurisdiction, that, at the time of such funding, is the subject of Sanctions, or in any other manner that will result in a violation by any individual or entity (including any individual or entity participating in the transaction, whether as Lender, Arranger, Administrative Agent, L/C Issuer, Swing Line Lender, or otherwise) of Sanctions.

(c) Directly or indirectly, use the proceeds of any Credit Extension for any purpose which would breach the United States Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010, or other similar anti-corruption legislation in other jurisdictions.

(d) Directly or indirectly, use the proceeds of any Credit Extension for any purpose which would breach Part II.1 of the Criminal Code (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the regulations promulgated thereunder, the Regulations Implementing the United Nations Resolutions on the Suppression of Terrorism (Canada) or United Nations Al-Qaida and Taliban Regulations (Canada).

ARTICLE VIII

EVENTS OF DEFAULT AND REMEDIES

8.01 Events of Default. Each of the following shall constitute an “Event of Default”:

(a) Default in Payment of Principal of Loans and Reimbursement Obligations. The Borrowers shall default in any payment of principal of any Loan or L/C Obligation when and as due (whether at maturity, by reason of acceleration or otherwise).

(b) Other Payment Default. The Borrowers shall default in the payment when and as due (whether at maturity, by reason of acceleration or otherwise) of interest on any Loan or L/C Obligation or the payment of any other Obligation, and such default shall continue for a period of five (5) Business Days.

(c) Misrepresentation. Any representation, warranty, certification or statement of fact made or deemed made by or on behalf of any Credit Party or any Restricted Subsidiary thereof in this Agreement, in any other Loan Document, or in any document delivered in connection herewith or therewith that is subject to materiality or Material Adverse Effect qualifications, shall be incorrect or misleading in any respect when made or deemed made or any representation, warranty, certification or statement of fact made or deemed made by or on behalf of any Credit Party or any Restricted Subsidiary thereof in this Agreement, any other Loan Document, or in any document delivered in connection herewith or therewith that is not subject to materiality or Material Adverse Effect qualifications, shall be incorrect or misleading in any material respect when made or deemed made.

(d) Default in Performance of Certain Covenants. Any Credit Party or any Restricted Subsidiary thereof shall default in the performance or observance of any covenant or agreement contained in Section 6.01, 6.02(a), 6.02(d), 6.03, 6.04, 6.15 or 6.16 or Article VII.

(e) Default in Performance of Other Covenants and Conditions. Any Credit Party or any Restricted Subsidiary thereof shall default in the performance or observance of any term, covenant, condition or agreement contained in this Agreement (other than as specifically provided for in this Section) or any other Loan Document and such default shall continue for a period of thirty (30) days after the earlier of (i) the Administrative Agent’s delivery of written notice thereof to the Company and (ii) a Responsible Officer of any Credit Party having obtained knowledge thereof.

(f) Indebtedness Cross-Default. (i) Any Credit Party or any Restricted Subsidiary thereof shall (A) default in the payment of any Indebtedness (other than the Loans or any L/C Obligation or Indebtedness under any Hedge Agreement) the aggregate principal amount (including undrawn committed or available amounts) of which is in excess of the Threshold Amount beyond the period of grace if any, provided in the instrument or agreement under which such Indebtedness was created, or (B) default in the observance or performance of any other agreement or condition relating to any Indebtedness (other than the Loans or any L/C Obligation or Indebtedness under any Hedge Agreement) the aggregate principal amount (including undrawn committed or available amounts) of which is in excess of the Threshold Amount or contained in any instrument or agreement evidencing, securing or relating thereto or any other event shall occur or condition exist, the effect of which default or other event or condition is to cause, or to permit the holder or holders of such Indebtedness (or a trustee or agent on behalf of such holder or holders) to cause, with the giving of notice and/or lapse of time, if required, any such Indebtedness to become due prior to its stated maturity (any applicable grace period having expired) or (ii) any Credit Party or any Subsidiary thereof shall (A) default in the payment of any amounts due under any Hedge Agreement, the Hedge Termination Value of which, at the time of such default, is in excess of the Threshold Amount, beyond the period of grace, if any, provided in the Hedge Agreement or (B) default in the observance or performance of any other agreement under any Hedge Agreement, the Hedge Termination Value of which, at the time of such default, is in excess of the Threshold Amount or any other event shall occur or condition exist, with the Credit Party or any Restricted Subsidiary thereof as the sole affected party, the effect of which default or other event or condition is to permit the counterparty under such Hedge Agreement to declare, with the giving of notice and/or lapse of time, if required, an early termination date for all transactions under such Hedge Agreement.

(g) Other Cross-Defaults. Any Credit Party or any Restricted Subsidiary thereof shall default in the payment when due, or in the performance or observance, of any obligation or condition of any Material Contract unless, but only as long as, the existence of any such default is being contested by such Credit Party or any such Restricted Subsidiary in good faith by appropriate proceedings and adequate reserves in respect thereof have been established on the books of the Borrowers or such Credit Party to the extent required by IFRS.

(h) Change in Control. Any Change in Control shall occur.

(i) Voluntary Bankruptcy Proceeding. Any Credit Party or any Restricted Subsidiary thereof shall (i) commence a voluntary case under any Debtor Relief Laws, (ii) file a petition seeking to take advantage of any Debtor Relief Laws, (iii) consent to or fail to contest in a timely and appropriate manner any petition filed against it in an involuntary case under any Debtor Relief Laws, (iv) apply for or consent to, or fail to contest in a timely and appropriate manner, the appointment of, or the taking of possession by, a receiver, receiver-arranger, custodian, trustee, or liquidator of itself or of a substantial part of its property, domestic or foreign, (v) admit in writing its inability to pay its debts as they become due, (vi) make a general assignment for the benefit of creditors, or (vii) take any corporate action for the purpose of authorizing any of the foregoing.

(j) Involuntary Bankruptcy Proceeding. A case or other proceeding shall be commenced against any Credit Party or any Restricted Subsidiary thereof in any court of competent jurisdiction seeking (i) relief under any Debtor Relief Laws, or (ii) the appointment of a trustee, receiver, receiver-arranger, custodian, liquidator or the like for any Credit Party or any Restricted Subsidiary thereof or for all or any substantial part of their respective assets, domestic or foreign, and such case or proceeding shall continue without dismissal or stay for a period of sixty (60) consecutive days, or an order granting the relief requested in such case or proceeding (including, but not limited to, an order for relief under such Debtor Relief Laws) shall be entered.

(k) Failure of Agreements. Any material provision of this Agreement or any provision of any other Loan Document shall for any reason cease to be valid and binding on any Credit Party or any Restricted Subsidiary thereof party thereto or any such Person shall so state in writing, or any Loan Document shall for any reason cease to create a valid and perfected first priority Lien (subject to Permitted Liens) on, or security interest in, any of the Collateral purported to be covered thereby, in each case other than in accordance with the express terms hereof or thereof, except to the extent that any loss of perfection or priority is not required pursuant to the Loan Documents, or results from the failure of the Administrative Agent to maintain possession of Collateral actually delivered to it and pledged under the Collateral Documents or to file UCC amendments regarding a Credit Party’s change of name or jurisdiction of formation (to the extent that the applicable Credit Party provides the Administrative Agent written notice thereof in accordance with the Loan Documents, and the Administrative Agent has agreed that it will be responsible for filing such amendments).

(l) ERISA Events. The occurrence of any of the following events: (i) any Credit Party or any ERISA Affiliate fails to make full payment when due of all amounts which, under the provisions of any Pension Plan or Sections 412 or 430 of the Code, any Credit Party or any ERISA Affiliate is required to pay as contributions thereto and such unpaid amounts are in excess of the Threshold Amount, (ii) a Termination Event, (iii) any Credit Party or any ERISA Affiliate as employers under one or more Multiemployer Plans makes a complete or partial withdrawal from any such Multiemployer Plan and the plan sponsor of such Multiemployer Plans notifies such withdrawing employer that such employer has incurred a withdrawal liability requiring payments in an amount exceeding the Threshold Amount or (iv) a Canadian Pension Event shall occur.

(m) Judgment. A judgment or order (including any requirement to pay issued by a Canadian Governmental Authority) for the payment of money which causes the aggregate amount of all such judgments or orders (net of any amounts paid or fully covered by independent third party insurance as to which the relevant insurance company does not dispute coverage) to exceed the Threshold Amount shall be entered against any Credit Party or any Restricted Subsidiary thereof by any court and such judgment or order shall continue without having been discharged, vacated or stayed for a period of thirty (30) consecutive days after the entry thereof.

(n) Subordination. (i) The subordination provisions applicable to any Subordinated Indebtedness, including, without limitation, any subordination agreement with respect thereto (the “Subordination Provisions”) shall, in whole or in part, terminate, cease to be effective or cease to be legally valid, binding and enforceable against any holder of Subordinated Indebtedness; or (ii) any Credit Party, any Restricted Subsidiary or any holder of Subordinated Indebtedness shall, directly or indirectly, disavow or contest in any manner (A) the effectiveness, validity or enforceability of any of the Subordination Provisions, (B) that the Subordination Provisions exist for the benefit of the Administrative Agent, the Lenders and the L/C ~~Issuer~~Issuers or (C) that all payments of principal of, or premium and interest on, any Subordinated Indebtedness, or amounts realized from the liquidation of any property of any Credit Party or any Restricted Subsidiary, shall be subject to any of the Subordination Provisions.

8.02 Remedies upon Event of Default. If any Event of Default occurs and is continuing, the Administrative Agent shall, at the request of, or may, with the consent of, the Required Lenders, take any or all of the following actions:

(a) declare the commitment of each Lender to make Loans and any obligation of ~~the~~each L/C Issuer to make L/C Credit Extensions to be terminated, whereupon such commitments and obligation shall be terminated;

(b) declare the unpaid principal amount of all outstanding Loans, all interest accrued and unpaid thereon, and all other amounts owing or payable hereunder or under any other Loan Document to be immediately due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by each Borrower;

(c) require that the Borrowers Cash Collateralize the L/C Obligations (in an amount equal to the Minimum Collateral Amount with respect thereto); and

(d) exercise on behalf of itself, the Lenders and the L/C ~~Issuer~~Issuers all rights and remedies available to it, the Lenders and the L/C ~~Issuer~~Issuers under the Loan Documents;

provided, however, that upon the occurrence of any Event of Default specified in Section 8.01(i) or (j), the obligation of each Lender to make Loans and any obligation of ~~the~~each L/C Issuer to make L/C Credit Extensions shall automatically terminate, the unpaid principal amount of all outstanding Loans and all interest and other amounts as aforesaid shall automatically become due and payable, and the obligation of the Borrowers to Cash Collateralize the L/C Obligations as aforesaid shall automatically become effective, in each case without further act of the Administrative Agent or any Lender.

Without limiting the foregoing, upon the occurrence and during the continuance of an Event of Default, the Administrative Agent may appoint or reappoint by instrument in writing, any person or persons, whether an officer or officers or any employee or employees of the Administrative Agent or not, to be a receiver or receivers (hereinafter called a “Receiver”, which term when used herein shall include a receiver and manager) of any Collateral of the Canadian Borrowers (including any interest, income or profits therefrom) and may remove any Receiver so appointed and appoint another in his/her stead. Any such Receiver shall, so far as concerns responsibility for his/her acts, be deemed the agent of the Canadian Borrowers and not the Administrative Agent, and the Administrative Agent shall not be in any way responsible for any misconduct, negligence or non-feasance on the part of any such Receiver, his/her servants, agents or employees. Subject to the provisions of the instrument appointing him/her, any such Receiver shall have power to take possession of Collateral, to preserve Collateral or its value, to carry on or concur in carrying on all or any part of the business of the Canadian Borrowers and to sell, lease, license or otherwise dispose of or concur in selling, leasing, licensing or otherwise disposing of Collateral. To facilitate the foregoing powers, any such Receiver may, to the exclusion of all others, including the Administrative Agent, enter upon, use and occupy all premises owned or occupied by the Canadian Borrowers wherein Collateral may be located, maintain Collateral upon such premises, borrow money on a secured or unsecured basis and use Collateral directly in carrying on the Canadian Borrowers’ business or as security for loans or advances to enable the Receiver to carry on the Canadian Borrowers’ business or otherwise, as such Receiver shall, in its discretion, determine. Except as may be otherwise directed by the Administrative Agent, all proceeds of Collateral received from time to time by such Receiver in carrying out his/her appointment shall be received in trust for and paid over to the Administrative Agent. Every such Receiver may, in the discretion of the Administrative Agent be vested with all or any of the rights and powers of the Administrative Agent. The Administrative Agent may, either directly or through its agents or nominees, exercise any or all powers and rights given to a Receiver by virtue of the foregoing provisions of this paragraph.

8.03 Application of Funds. After the exercise of remedies provided for in Section 8.02 (or after the Loans have automatically become immediately due and payable and the L/C Obligations have automatically been required to be Cash Collateralized as set forth in the proviso to Section 8.02), any amounts received on account of the Obligations shall, subject to the provisions of Sections 2.14 and 2.15, be applied by the Administrative Agent in the following order:

First, to payment of that portion of the Obligations constituting fees, indemnities, expenses and other amounts (including fees, charges and disbursements of counsel to the Administrative Agent and amounts payable under Article III) payable to the Administrative Agent in its capacity as such;

Second, to payment of that portion of the Obligations constituting fees, indemnities and other amounts (other than principal, interest, BA Fees and Letter of Credit Fees) payable to the Lenders and the L/C ~~Issuer~~Issuers under the Loan Documents (including fees, charges and disbursements of counsel to the respective Lenders and the L/C ~~Issuer~~Issuers and amounts payable under Article III), ratably among them in proportion to the respective amounts described in this clause Second payable to them;

Third, to payment of that portion of the Obligations constituting accrued and unpaid Letter of Credit Fees and BA Fees and interest on the Loans, L/C Borrowings and other Obligations arising under the Loan Documents, ratably among the Lenders and the L/C ~~Issuer~~Issuers in proportion to the respective amounts described in this clause Third payable to them;

Fourth, to payment of that portion of the Obligations constituting unpaid principal of the Loans, L/C Borrowings and Obligations then owing under Secured Hedge Agreements and Secured Cash Management Agreements, ratably among the Lenders, the L/C ~~Issuer~~Issuers, the Hedge Banks and the Cash Management Banks in proportion to the respective amounts described in this clause Fourth held by them;

Fifth, to the Administrative Agent for the account of the applicable L/C ~~Issuer~~Issuers, to Cash Collateralize that portion of L/C Obligations comprised of the aggregate undrawn amount of Letters of Credit to the extent not otherwise Cash Collateralized by the Borrowers pursuant to Sections 2.03 and 2.14; and

Last, the balance, if any, after all of the Obligations have been indefeasibly paid in full, to the Company or as otherwise required by Applicable Law.

Subject to Sections 2.03(c) and 2.14, amounts used to Cash Collateralize the aggregate undrawn amount of Letters of Credit pursuant to clause Fifth above shall be applied to satisfy drawings under such Letters of Credit as they occur. If any amount remains on deposit as Cash Collateral after all Letters of Credit have either been fully drawn or expired, such remaining amount shall be applied to the other Obligations, if any, in the order set forth above.

Notwithstanding the foregoing, Obligations arising under Secured Cash Management Agreements and Secured Hedge Agreements shall be excluded from the application described above if the Administrative Agent has not received written notice thereof, together with such supporting documentation as the Administrative Agent may request, from the applicable Cash Management Bank or Hedge Bank, as the case may be. Each Cash Management Bank or Hedge Bank not a party to this Agreement that has given the notice contemplated by the preceding sentence shall, by such notice, be deemed to have acknowledged and accepted the appointment of the Administrative Agent pursuant to the terms of Article IX for itself and its Affiliates as if a “Lender” party hereto.

ARTICLE IX

ADMINISTRATIVE AGENT

9.01 Appointment and Authority. (a) Each of the Lenders and the L/C ~~Issuer~~Issuers hereby irrevocably appoints Bank of America to act on its behalf as the Administrative Agent hereunder and under the other Loan Documents and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article are solely for the benefit of the Administrative Agent, the Lenders and the L/C ~~Issuer~~Issuers, and neither any Borrower nor any other Credit Party shall have rights as a third party beneficiary of any of such provisions. It is understood and agreed that the use of the term “agent” herein or in any other Loan Documents (or any other similar term) with reference to the Administrative Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any Applicable Law. Instead such term is used as a matter of market custom, and is intended to create or reflect only an administrative relationship between contracting parties.

(b) The Administrative Agent shall also act as the “collateral agent” under the Loan Documents, and each of the Lenders (including in its capacities as a potential Hedge Bank and a potential Cash Management Bank) and the L/C ~~Issuer~~Issuers hereby irrevocably appoints and authorizes the Administrative Agent to act as the agent of such Lender and ~~the~~such L/C Issuer for purposes of acquiring, holding and enforcing any and all Liens on Collateral granted by any of the Credit Parties to secure any of the Obligations, together with such powers and discretion as are reasonably incidental thereto. In this connection, the Administrative Agent, as “collateral agent” and any co-agents, sub-agents and attorneys-in-fact appointed by the Administrative Agent pursuant to Section 9.05 for purposes of holding or enforcing any Lien on the Collateral (or any portion thereof) granted under the Collateral Documents, or for exercising any rights and remedies thereunder at the direction of the Administrative Agent), shall be entitled to the benefits of all provisions of this Article IX and Article X (including Section 10.04(c), as though such co-agents, sub-agents and attorneys-in-fact were the “collateral agent” under the Loan Documents) as if set forth in full herein with respect thereto.

9.02 Rights as a Lender. The Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Administrative Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, own securities of, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with any Borrower or any Subsidiary or other Affiliate thereof as if such Person were not the Administrative Agent hereunder and without any duty to account therefor to the Lenders.

9.03 Exculpatory Provisions.

(a) The Administrative Agent shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents, and its duties hereunder and thereunder shall be administrative in nature. Without limiting the generality of the foregoing, the Administrative Agent:

(i) shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

(ii) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Administrative Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents); provided that the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Loan Document or Applicable Law, including for the avoidance of doubt any action that may be in violation of the automatic stay under any Debtor Relief Law or that may effect a forfeiture, modification or termination of property of a Defaulting Lender in violation of any Debtor Relief Law; and

(iii) shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to any Borrower or any of their respective Affiliates that is communicated to or obtained by the Person serving as the Administrative Agent or any of its Affiliates in any capacity.

(b) The Administrative Agent shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith shall be necessary, under the circumstances as provided in Sections 10.01 and 8.02) or (ii) in the absence of its own gross negligence or willful misconduct, as determined by a court of competent jurisdiction by a final and nonappealable judgment. The Administrative Agent shall be deemed not to have knowledge of any Default unless and until notice describing such Default is given in writing to the Administrative Agent by the Company, a Lender or ~~the~~an L/C Issuer.

(c) The Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document, or the creation, perfection or priority of any Lien purported to be created by the Collateral Documents, (v) the value or the sufficiency of any Collateral or (vi) the satisfaction of any condition set forth in Article IV or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

(d) The Administrative Agent shall not be responsible or have any liability for, or have any duty to ascertain, inquire into, monitor or enforce, compliance with the provisions of this Agreement relating to Disqualified Institutions. Without limiting the generality of the foregoing, the Administrative Agent shall not (x) be obligated to ascertain, monitor or inquire as to whether any Lender or Participant or prospective Lender or Participant is a Disqualified Institution or (y) have any liability with respect to or arising out of any assignment or participation of Loans, or disclosure of confidential information, to any Disqualified Institution.

9.04 Reliance by Administrative Agent. The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan, or the issuance, extension, renewal or increase of a Letter of Credit, that by its terms must be fulfilled to the satisfaction of a Lender or ~~the~~an L/C Issuer, the Administrative Agent may presume that such condition is satisfactory to such Lender or ~~the~~such L/C Issuer unless the Administrative Agent shall have received notice to the contrary from such Lender or ~~the~~such L/C Issuer prior to the making of such Loan or the issuance of such Letter of Credit. The Administrative Agent may consult with legal counsel (who may be counsel for the Company), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

9.05 Delegation of Duties. The Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Administrative Agent. The Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of this Article shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent. The Administrative Agent shall not be responsible for the negligence or misconduct of any sub-agents except to the extent that a court of competent jurisdiction determines in a final and nonappealable judgment that the Administrative Agent acted with gross negligence or willful misconduct in the selection of such sub-agents. The Administrative Agent may appoint a sub-agent (the “Canadian Subagent”) with respect to all or any part of the Collateral located in Canada; provided that the Canadian Subagent shall not be authorized to take any action with respect to any Collateral located in Canada unless and except to the extent expressly authorized in writing by the Administrative Agent. Should any instrument in writing from any Credit Party be required by the Canadian Subagent to more fully or certainly vest in and confirm to the Canadian Subagent such rights, powers, privileges and duties, such Credit Party shall execute, acknowledge and deliver any and all such instruments promptly upon request by the Administrative Agent. If the Canadian Subagent, or successor thereto, shall resign or be removed, all rights, powers, privileges and duties of the Canadian Subagent, to the extent permitted by law, shall automatically vest in and be exercised by Administrative Agent until the appointment of a new Canadian Subagent. The Administrative Agent shall not be responsible for the negligence or misconduct of any Canadian Subagent except to the extent that a court of competent jurisdiction determines in a final and nonappealable judgment that the Administrative Agent acted with gross negligence or willful misconduct in the selection of the Canadian Subagent.

9.06 Resignation of Administrative Agent.

(a) The Administrative Agent may at any time give notice of its resignation to the Lenders, the L/C ~~Issuer~~Issuers and the Company. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, in consultation with the Company, to appoint a successor, which shall be a bank with an office in the United States, or an Affiliate of any such bank with an office in the United States. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its resignation (or such earlier day as shall be agreed by the Required Lenders) (the “Resignation Effective Date”), then the retiring Administrative Agent may (but shall not be obligated to) on behalf of the Lenders and the L/C ~~Issuer~~Issuers appoint a successor Administrative Agent meeting the qualifications set forth above; provided that in no event shall any such successor Administrative Agent be a Defaulting Lender. Whether or not a successor has been appointed, such resignation shall become effective in accordance with such notice on the Resignation Effective Date.

(b) If the Person serving as Administrative Agent is a Defaulting Lender pursuant to clause (d) of the definition thereof, the Required Lenders may, to the extent permitted by Applicable Law, by notice in writing to the Company and such Person remove such Person as Administrative Agent and, in consultation with the Company, appoint a successor. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days (or such earlier day as shall be agreed by the Required Lenders) (the “Removal Effective Date”), then such removal shall nonetheless become effective in accordance with such notice on the Removal Effective Date.

(c) With effect from the Resignation Effective Date or the Removal Effective Date (as applicable) (1) the retiring or removed Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any collateral security held by the Administrative Agent on behalf of the Lenders or the L/C ~~Issuer~~Issuers under any of the Loan Documents, the retiring or removed Administrative Agent shall continue to hold such collateral security until such time as a successor Administrative Agent is appointed) and (2) except for any indemnity payments or other amounts then owed to the retiring or removed Administrative Agent, all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender and ~~the~~each L/C Issuer directly, until such time, if any, as the Required Lenders appoint a successor Administrative Agent as provided for above. Upon the acceptance of a successor’s appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring or removed Administrative Agent (other than as provided in Section 3.01(g) and other than any rights to indemnity payments or other amounts owed to the retiring or removed Administrative Agent as of the Resignation Effective Date or the Removal Effective Date, as applicable), and the retiring or removed Administrative Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided above in this Section). The fees payable by the Borrowers to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrowers and such successor. After the retiring or removed Administrative Agent’s resignation or removal hereunder and under the other Loan Documents, the provisions of this Article and Section 10.04 shall continue in effect for the benefit of such retiring or removed Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them (i) while the retiring or removed Administrative Agent was acting as Administrative Agent and (ii) after such resignation or removal for as long as any of them continues to act in any capacity hereunder or under the other Loan Documents, including (a) acting as collateral agent or otherwise holding any collateral security on behalf of any of the Lenders and (b) in respect of any actions taken in connection with transferring the agency to any successor Administrative Agent.

(d) Any resignation or removal by Bank of America as Administrative Agent pursuant to this Section shall also constitute its resignation as an L/C Issuer and a Swing Line Lender. If Bank of America resigns as an L/C Issuer, it shall retain all the rights, powers, privileges and duties of ~~the~~an L/C Issuer hereunder with respect to all Letters of Credit outstanding as of the effective date of its resignation as an L/C Issuer and all L/C Obligations with respect thereto, including the right to require the Lenders to make Base Rate Loans or fund risk participations in Unreimbursed Amounts pursuant to Section 2.03(c). If Bank of America resigns as a Swing Line Lender, it shall retain all the rights of a Swing Line Lender provided for hereunder with respect to Swing Line Loans made by it and outstanding as of the effective date of such resignation, including the right to require the Lenders to make Base Rate Loans or Eurocurrency Rate Loans, as applicable, or fund risk participations in outstanding Swing Line Loans pursuant to Section 2.04(c). Upon the appointment by the Company of a successor L/C Issuer or Swing Line Lender hereunder (which successor shall in all cases be a Lender other than a Defaulting Lender), (i) such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring L/C Issuer or Swing Line Lender, as applicable, (ii) the retiring L/C Issuer and Swing Line Lender shall be discharged from all of their respective duties and obligations hereunder or under the other Loan Documents, and (iii) the successor L/C Issuer shall issue letters of credit and related bankers’ acceptances in substitution for the Letters of Credit, if any, outstanding at the time of such succession or make other arrangements satisfactory to Bank of America to effectively assume the obligations of Bank of America with respect to such Letters of Credit.

9.07 Non-Reliance on Administrative Agent and Other Lenders. Each Lender and ~~the~~each L/C Issuer acknowledges that it has, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender and ~~the~~each L/C Issuer also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

9.08 No Other Duties, Etc. Anything herein to the contrary notwithstanding, none of the arranger(s), bookrunner(s), syndication agent(s) or documentation agent(s) listed on the cover page hereof shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Administrative Agent, a Lender or ~~the~~an L/C Issuer hereunder.

9.09 Administrative Agent May File Proofs of Claim; Credit Bidding. In case of the pendency of any proceeding under any Debtor Relief Law or any other judicial proceeding relative to any Credit Party, the Administrative Agent (irrespective of whether the principal of any Loan or L/C Obligation shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on any Borrower) shall be entitled and empowered, by intervention in such proceeding or otherwise:

(a) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans, L/C Obligations and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders, the L/C ~~Issuer~~Issuers and the Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders, the L/C ~~Issuer~~Issuers and the Administrative Agent and their respective agents and counsel and all other amounts due the Lenders, the L/C ~~Issuer~~Issuers and the Administrative Agent under Sections 2.03(h) and (i), 2.09 and 10.04) allowed in such judicial proceeding; and

(b) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender and ~~the~~each L/C Issuer to make such payments to the Administrative Agent and, if the Administrative Agent shall consent to the making of such payments directly to the Lenders and the L/C ~~Issuer~~Issuers, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Administrative Agent and its agents and counsel, and any other amounts due the Administrative Agent under Sections 2.09 and 10.04.

Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender or ~~the~~any L/C Issuer any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender or ~~the~~any L/C Issuer to authorize the Administrative Agent to vote in respect of the claim of any Lender or ~~the~~any L/C Issuer in any such proceeding.

The Secured Parties hereby irrevocably authorize the Administrative Agent, at the direction of the Required Lenders, to credit bid all or any portion of the Obligations (including accepting some or all of the Collateral in satisfaction of some or all of the Obligations pursuant to a deed in lieu of foreclosure or otherwise) and in such manner purchase (either directly or through one or more acquisition vehicles) all or any portion of the Collateral (a) at any sale thereof conducted under the provisions of the Bankruptcy Code, including under Sections 363, 1123 or 1129 of the Bankruptcy Code, or any similar laws in Canada (including, without limitation, any equivalent provisions under the Companies’ Creditors Arrangement Act

(Canada), the Bankruptcy and Insolvency Act (Canada) or the Winding-Up and Restructuring Act (Canada)) or any other jurisdictions to which a Credit Party is subject, (b) at any other sale or foreclosure or acceptance of collateral in lieu of debt conducted by (or with the consent or at the direction of) the Administrative Agent (whether by judicial action or otherwise) in accordance with any Applicable Law. In connection with any such credit bid and purchase, the Obligations owed to the Secured Parties shall be entitled to be, and shall be, credit bid on a ratable basis (with Obligations with respect to contingent or unliquidated claims receiving contingent interests in the acquired assets on a ratable basis that would vest upon the liquidation of such claims in an amount proportional to the liquidated portion of the contingent claim amount used in allocating the contingent interests) in the asset or assets so purchased (or in the Equity Interests or debt instruments of the acquisition vehicle or vehicles that are used to consummate such purchase). In connection with any such bid (i) the Administrative Agent shall be authorized to form one or more acquisition vehicles to make a bid, (ii) to adopt documents providing for the governance of the acquisition vehicle or vehicles (provided that any actions by the Administrative Agent with respect to such acquisition vehicle or vehicles, including any disposition of the assets or Equity Interests thereof shall be governed, directly or indirectly, by the vote of the Required Lenders, irrespective of the termination of this Agreement and without giving effect to the limitations on actions by the Required Lenders contained in Section 10.01, (iii) the Administrative Agent shall be authorized to assign the relevant Obligations to any such acquisition vehicle pro rata by the Lenders, as a result of which each of the Lenders shall be deemed to have received a pro rata portion of any Equity Interests and/or debt instruments issued by such an acquisition vehicle on account of the assignment of the Obligations to be credit bid, all without the need for any Secured Party or acquisition vehicle to take any further action, and (iv) to the extent that Obligations that are assigned to an acquisition vehicle are not used to acquire Collateral for any reason (as a result of another bid being higher or better, because the amount of Obligations assigned to the acquisition vehicle exceeds the amount of debt credit bid by the acquisition vehicle or otherwise), such Obligations shall automatically be reassigned to the Lenders pro rata and the Equity Interests and/or debt instruments issued by any acquisition vehicle on account of the Obligations that had been assigned to the acquisition vehicle shall automatically be cancelled, without the need for any Secured Party or any acquisition vehicle to take any further action.

9.10 Collateral and Guaranty Matters. Without limiting the provision of Section 9.09, the Lenders (including in its capacities as a potential Cash Management Bank and a potential Hedge Bank) and the L/C ~~Issuer~~Issuers irrevocably authorize the Administrative Agent, at its option and in its discretion,

(a) to release any Lien on any property granted to or held by the Administrative Agent under any Loan Document (i) upon the occurrence of the Facility Termination Date, (ii) that is sold or otherwise disposed of or to be sold or otherwise disposed of as part of or in connection with any sale or other disposition permitted hereunder or under any other Loan Document to a Person that is not a Credit Party, or (iii) if approved, authorized or ratified in writing in accordance with Section 10.01;

(b) to release any Subsidiary Guarantor from its obligations under the Loan Documents to which it is a party if such Person ceases to be a Restricted Subsidiary as a result of a transaction permitted under the Loan Documents or is designated as an Unrestricted Subsidiary pursuant to and in accordance with Section 2.17; and

(c) to subordinate any Lien on any property granted to or held by the Administrative Agent under any Loan Document to the holder of any Lien on such property that is permitted by Section 7.02(h).

Upon request by the Administrative Agent at any time, the Required Lenders will confirm in writing the Administrative Agent’s authority to release or subordinate its interest in particular types or items of property, or to release any Subsidiary Guarantor from its obligations under the Loan Documents to which it is a party pursuant to this Section 9.10. In each case as specified in this Section 9.10, the Administrative

Agent will, at the Borrowers’ expense, execute and deliver to the applicable Credit Party such documents as such Credit Party may reasonably request to evidence the release of such item of Collateral from the assignment and security interest granted under the Collateral Documents or to subordinate its interest in such item, or to release such Subsidiary Guarantor from its obligations under the Loan Documents to which it is a party, in each case in accordance with the terms of the Loan Documents and this Section 9.10.

9.11 Secured Cash Management Agreements and Secured Hedge Agreements. No Cash Management Bank or Hedge Bank that obtains the benefits of Section 8.03, any Loan Document or any Collateral by virtue of the provisions hereof or of any Loan Document or any Collateral Document shall have any right to notice of any action or to consent to, direct or object to any action hereunder or under any other Loan Document or otherwise in respect of the Collateral (including the release or impairment of any Collateral) other than in its capacity as a Lender and, in such case, only to the extent expressly provided in the Loan Documents. Notwithstanding any other provision of this Article IX to the contrary, the Administrative Agent shall not be required to verify the payment of, or that other satisfactory arrangements have been made with respect to, Obligations arising under Secured Cash Management Agreements and Secured Hedge Agreements unless the Administrative Agent has received written notice of such Obligations, together with such supporting documentation as the Administrative Agent may request, from the applicable Cash Management Bank or Hedge Bank, as the case may be.

9.12 No Lender is an Employee Benefit Plan.

(a) Each Lender (i) represents and warrants, as of the date such Person became a Lender party hereto, to, and (ii) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent and the Arranger and their respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of any Borrower or any other Credit Party, that at least one of the following is and will be true:

(i) such Lender is not using “plan assets” (within the meaning of 29 CFR § 2510.3-101, as modified by Section 3(42) of ERISA) of one or more Benefit Plans in connection with the Loans, the Letters of Credit or the Commitments;

(ii) the transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement;

(iii) (A) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Part VI of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Letters of Credit, the Commitments and this Agreement, (C) the entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement satisfies the requirements of sub-sections (b) through (g) of Part I of PTE 84-14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement; or

(iv) such other representation, warranty and covenant as may be agreed in writing between the Administrative Agent, in its sole discretion, and such Lender.

(b) In addition, unless clause (a)(i) above is true with respect to a Lender or such Lender has not provided another representation, warranty and covenant as provided in clause (a)(iv) above, such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent and the Arranger and their respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of any Borrower or any other Credit Party, that:

(i) none of the Administrative Agent or the Arranger or any of their respective Affiliates is a fiduciary with respect to the assets of such Lender (including in connection with the reservation or exercise of any rights by the Administrative Agent under this Agreement, any Loan Document or any documents related to hereto or thereto);

(ii) the Person making the investment decision on behalf of such Lender with respect to the entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement is independent (within the meaning of 29 CFR § 2510.3-21) and is a bank, an insurance carrier, an investment adviser, a broker-dealer or other person that holds, or has under management or control, total assets of at least $50,000,000, in each case as described in 29 CFR § 2510.3-21(c)(1)(i)(A)-(E);

(iii) the Person making the investment decision on behalf of such Lender with respect to the entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement is capable of evaluating investment risks independently, both in general and with regard to particular transactions and investment strategies (including in respect of the Obligations);

(iv) the Person making the investment decision on behalf of such Lender with respect to the entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement is a fiduciary under ERISA or the Code, or both, with respect to the Loans, the Letters of Credit, the Commitments and this Agreement and is responsible for exercising independent judgment in evaluating the transactions hereunder; and

(v) no fee or other compensation is being paid directly to the Administrative Agent or the Arranger or any their respective Affiliates for investment advice (as opposed to other services) in connection with the Loans, the Letters of Credit, the Commitments or this Agreement.

(c) The Administrative Agent and the Arranger hereby informs the Lenders that each such Person is not undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity, in connection with the transactions contemplated hereby, and that such Person has a financial interest in the transactions contemplated hereby in that such Person or an Affiliate thereof (i) may receive interest or other payments with respect to the Loans, the Letters of Credit, the Commitments and this Agreement, (ii) may recognize a gain if it extended the Loans, the Letters of Credit or the Commitments for an amount less than the amount being paid for an interest in the Loans, the Letters of Credit or the Commitments by such Lender or (iii) may receive fees or other payments in connection with the transactions contemplated hereby, the Loan Documents or otherwise, including structuring fees, commitment fees, arrangement fees, facility fees, upfront fees, underwriting fees, ticking fees, agency fees, administrative agent or collateral agent fees, utilization fees, minimum usage fees, letter of credit fees, fronting fees, deal-away or alternate transaction fees, amendment fees, processing fees, term out premiums, banker’s acceptance fees, breakage or other early termination fees or fees similar to the foregoing.

9.13 Appointment for the Province of Quebec. For the purposes of acquiring, holding and enforcing any and all Liens on Collateral granted by any of the Credit Parties pursuant to or governed by the laws of the Province of Quebec, including any Quebec Hypothec, the Administrative Agent shall act as the hypothecary representative within the meaning of article 2692 of the Civil Code of Quebec for all present and future Secured Parties in order to hold any Collateral Document granted under the laws of the Province of Quebec, including any Quebec Hypothec, and to exercise such rights and duties as are conferred upon a hypothecary representative under the relevant Collateral Document and applicable laws (with the power to delegate any such rights or duties). By executing this Agreement, an Assignment and Assumption or any other joinder agreement, each Lender is and shall be deemed without any action required whatsoever to ratify the appointment of the Administrative Agent as hypothecary representative, agent and mandatary on behalf of all Secured Parties. For greater certainty, the Administrative Agent, acting as hypothecary representative, will have the same rights, powers, immunities, indemnities and exclusions from liability as are prescribed in favour of the Administrative Agent in this Agreement, which will apply mutatis mutandis. In the event of the resignation and appointment of a successor Administrative Agent, such successor Administrative Agent will also act as hypothecary representative.

ARTICLE X

MISCELLANEOUS

10.01 Amendments, Etc. No amendment or waiver of any provision of this Agreement or any other Loan Document, and no consent to any departure by any Borrower or any other Credit Party therefrom, shall be effective unless in writing signed by the Required Lenders (or by the Administrative Agent with the consent of the Required Lenders) and the Borrowers or the applicable Credit Party, as the case may be, and acknowledged by the Administrative Agent, and each such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided, however, that no such amendment, waiver or consent shall:

(a) waive any condition set forth in Section 4.01 (other than Section 4.01(c)(i) or (d)), or, in the case of the initial Credit Extension, Section 4.02, without the written consent of each Lender;

(b) without limiting the generality of clause (a) above, waive any condition set forth in Section 4.02 as to any Credit Extension under a particular Facility without the written consent of (i) if such Facility is the Term Facility, the Required Term Lenders and (ii) if such Facility is the Revolving Credit Facility, the Required Revolving Lenders;

(c) extend or increase the Commitment of any Lender (or reinstate any Commitment terminated pursuant to Section 8.02) without the written consent of such Lender;

(d) postpone any date fixed by this Agreement or any other Loan Document for any payment (excluding mandatory prepayments) of principal, interest, fees or other amounts due to the Lenders (or any of them) hereunder or under such other Loan Document without the written consent of each Lender entitled to such payment;

(e) reduce the principal of, or the rate of interest specified herein on, any Loan or L/C Borrowing, or (subject to clause (iv) of the second proviso to this Section 10.01) any fees or other amounts payable hereunder or under any other Loan Document without the written consent of each Lender entitled to such amount; provided, however, that only the consent of the Required Lenders shall be necessary (i) to amend the definition of “Default Rate” or to waive any obligation of any Borrower to pay interest or Letter of Credit Fees or BA Fees at the Default Rate or (ii) to amend any financial covenant hereunder (or any defined term used therein) even if the effect of such amendment would be to reduce the rate of interest on any Loan or L/C Borrowing or to reduce any fee payable hereunder;

(f) change (i) Section 8.03 in a manner that would alter the pro rata sharing of payments required thereby without the written consent of each Lender or (ii) the order of application of any reduction in the Commitments or any prepayment of Loans among the Facilities from the application thereof set forth in the applicable provisions of Section 2.05(b) or 2.06(b), respectively, in any manner that materially and adversely affects the Lenders under a particular Facility without the written consent of (i) if such Facility is the Term Facility, the Required Term Lenders and (ii) if such Facility is the Revolving Credit Facility, the Required Revolving Lenders;

(g) change (i) any provision of this Section 10.01 or the definition of “Required Lenders” or any other provision hereof specifying the number or percentage of Lenders required to amend, waive or otherwise modify any rights hereunder or make any determination or grant any consent hereunder (other than the definitions specified in clause (ii) of this Section 10.01(g)), without the written consent of each Lender or (ii) the definition of “Required Revolving Lenders” or “Required Term Lenders” without the written consent of each Lender under the applicable Facility (except as contemplated by Section 2.16); or

(h) amend Section 1.06 or the definition of “Alternative Currency” without the written consent of each Revolving Credit Lender;

(i) release all or substantially all of the Collateral in any transaction or series of related transactions, without the written consent of each Lender; or

(j) release the Company from its Guaranty Obligations under the Loan Documents or Subsidiary Guarantors comprising all or substantially all of the value of the credit support for the Obligations, without the written consent of each Lender, except to the extent the release of any Subsidiary from the Loan Documents is permitted pursuant to Section 9.10 (in which case such release may be made by the Administrative Agent acting alone);

and provided, further, that (i) no amendment, waiver or consent shall, unless in writing and signed by ~~the~~such L/C Issuer in addition to the Lenders required above, affect the rights or duties of ~~the~~any L/C Issuer under this Agreement or any Issuer Document relating to any Letter of Credit issued or to be issued by it; (ii) no amendment, waiver or consent shall, unless in writing and signed by the applicable Swing Line Lender in addition to the Lenders required above, affect the rights or duties of such Swing Line Lender under this Agreement; (iii) no amendment, waiver or consent shall, unless in writing and signed by the Administrative Agent in addition to the Lenders required above, affect the rights or duties of the Administrative Agent under this Agreement or any other Loan Document; (iv) the Fee Letter may be amended, or rights or privileges thereunder waived, in a writing executed only by the parties thereto; ~~and~~ (v) any provision of any Loan Document may be amended in a writing executed only by the Administrative Agent and the Company to the extent such amendment is being made to address an ambiguity, omission, mistake, defect or inconsistency in any such provision that has been jointly identified by the Administrative Agent and the Company; and (vi) each Autoborrow Agreement and any fee letters executed in connection therewith may be amended, or rights or privileges thereunder waived, in a writing executed only by the parties thereto. Notwithstanding anything to the contrary herein, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder (and any amendment, waiver or consent which by its terms requires the consent of all Lenders or each affected Lender may be effected with the consent of the applicable Lenders other than Defaulting Lenders), except that (x) the Commitment of any Defaulting Lender may not be increased or extended without the consent of such Lender and (y) any waiver, amendment or modification requiring the consent of all Lenders or each affected Lender that by its terms affects any Defaulting Lender disproportionately adversely relative to other affected Lenders shall require the consent of such Defaulting Lender.

10.02 Notices; Effectiveness; Electronic Communications. (a) Notices Generally. Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in subsection (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile or electronic mail as follows, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, as follows:

(i) if to the Company or any other Credit Party, the Administrative Agent, ~~the~~ any L/C Issuer or any Swing Line Lender (other than JPM), to the address, facsimile number, electronic mail address or telephone number specified for such Person on Schedule 10.02; and

(ii) if to any other Lender (including JPM in its capacity as a U.S. Dollar Swing Line Lender), to the address, facsimile number, electronic mail address or telephone number specified in its Administrative Questionnaire (including, as appropriate, notices delivered solely to the Person designated by a Lender on its Administrative Questionnaire then in effect for the delivery of notices that may contain material non-public information relating to the Company).

Notices and other communications sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices and other communications sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient). Notices and other communications delivered through electronic communications to the extent provided in subsection (b) below shall be effective as provided in such subsection (b).

(b) Electronic Communications. Notices and other communications to the Lenders and the L/C ~~Issuer~~Issuers hereunder may be delivered or furnished by electronic communication (including e-mail, FpML messaging, and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent; provided that the foregoing shall not apply to notices to any Lender or ~~the~~any L/C Issuer pursuant to Article II if such Lender or ~~the~~such L/C Issuer, as applicable, has notified the Administrative Agent that it is incapable of receiving notices under such Article by electronic communication. The Administrative Agent, the Swing Line Lenders, ~~the~~any L/C Issuer or the Company may each, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications.

Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor; provided that, for both clauses (i) and (ii), if such notice, email or other communication is not sent during the normal business hours of the recipient, such notice, email or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient.

(c) The Platform. THE PLATFORM IS PROVIDED “AS IS” AND “AS AVAILABLE.” THE AGENT PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE BORROWER MATERIALS OR THE ADEQUACY OF THE PLATFORM, AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS IN OR OMISSIONS FROM THE BORROWER MATERIALS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY ANY AGENT PARTY IN CONNECTION WITH THE BORROWER MATERIALS OR THE PLATFORM. In no event shall the Administrative Agent or any of its Related Parties (collectively, the “Agent Parties”) have any liability to any Borrower, any Lender, ~~the~~any L/C Issuer or any other Person for losses, claims, damages, liabilities or expenses of any kind (whether in tort, contract or otherwise) arising out of any Borrower’s, any other Credit Party’s or the Administrative Agent’s transmission of Borrower Materials or notices through the Platform, any other electronic platform or electronic messaging service, or through the Internet.

(d) Change of Address, Etc. Each of the Borrowers, the Administrative Agent, ~~the~~each L/C Issuer and the Swing Line Lenders may change its address, facsimile or telephone number for notices and other communications hereunder by notice to the other parties hereto. Each other Lender may change its address, facsimile or telephone number for notices and other communications hereunder by notice to the Company, the Administrative Agent, ~~the~~each L/C Issuer and the Swing Line Lenders. In addition, each Lender agrees to notify the Administrative Agent from time to time to ensure that the Administrative Agent has on record (i) an effective address, contact name, telephone number, facsimile number and electronic mail address to which notices and other communications may be sent and (ii) accurate wire instructions for such Lender. Furthermore, each Public Lender agrees to cause at least one individual at or on behalf of such Public Lender to at all times have selected the “Private Side Information” or similar designation on the content declaration screen of the Platform in order to enable such Public Lender or its delegate, in accordance with such Public Lender’s compliance procedures and Applicable Law, including United States federal and state securities laws, to make reference to Borrower Materials that are not made available through the “Public Side Information” portion of the Platform and that may contain material non-public information with respect to the Company or its securities for purposes of United States federal or state securities laws.

(e) Reliance by Administrative Agent, L/C ~~Issuer~~Issuers and Lenders. The Administrative Agent, the L/C ~~Issuer~~Issuers and the Lenders shall be entitled to rely and act upon any notices (including telephonic notices, Committed Loan Notices, Letter of Credit Applications and Swing Line Loan Notices) purportedly given by or on behalf of any Borrower even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof. The Borrowers shall jointly and severally indemnify the Administrative Agent, ~~the~~each L/C Issuer, each Lender and the Related Parties of each of them from all losses, costs, expenses and liabilities resulting from the reliance by such Person on each notice purportedly given by or on behalf of any Borrower. All telephonic notices to and other telephonic communications with the Administrative Agent may be recorded by the Administrative Agent, and each of the parties hereto hereby consents to such recording.

10.03 No Waiver; Cumulative Remedies; Enforcement. No failure by any Lender, ~~the~~any L/C Issuer or the Administrative Agent to exercise, and no delay by any such Person in exercising, any right, remedy, power or privilege hereunder or under any other Loan Document shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided, and provided under each other Loan Document, are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

Notwithstanding anything to the contrary contained herein or in any other Loan Document, the authority to enforce rights and remedies hereunder and under the other Loan Documents against the Credit Parties or any of them shall be vested exclusively in, and all actions and proceedings at law in connection with such enforcement shall be instituted and maintained exclusively by, the Administrative Agent in accordance with Section 8.02 for the benefit of all the Lenders and the L/C ~~Issuer~~Issuers; provided, however, that the foregoing shall not prohibit (a) the Administrative Agent from exercising on its own behalf the rights and remedies that inure to its benefit (solely in its capacity as Administrative Agent) hereunder and under the other Loan Documents, (b) ~~the~~any L/C Issuer or any Swing Line Lender from exercising the rights and remedies that inure to its benefit (solely in its capacity as L/C Issuer or Swing Line Lender, as the case may be) hereunder and under the other Loan Documents, (c) any Lender from exercising setoff rights in accordance with Section 10.08 (subject to the terms of Section 2.13), or (d) any Lender from filing proofs of claim or appearing and filing pleadings on its own behalf during the pendency of a proceeding relative to any Credit Party under any Debtor Relief Law; and provided, further, that if at any time there is no Person acting as Administrative Agent hereunder and under the other Loan Documents, then (i) the Required Lenders shall have the rights otherwise ascribed to the Administrative Agent pursuant to Section 8.02 and (ii) in addition to the matters set forth in clauses (b), (c) and (d) of the preceding proviso and subject to Section 2.13, any Lender may, with the consent of the Required Lenders, enforce any rights and remedies available to it and as authorized by the Required Lenders.

10.04 Expenses; Indemnity; Damage Waiver. (a) Costs and Expenses. The Borrowers shall jointly and severally pay (i) all reasonable and documented out-of-pocket expenses incurred by the Administrative Agent and its Affiliates (including the reasonable and documented out-of-pocket fees, disbursements and other charges of counsel for the Administrative Agent, but limited to one main counsel for the Administrative Agent and one local counsel for the Administrative Agent in each jurisdiction where Collateral or a Credit Party is located), in connection with the syndication of the credit facilities provided for herein, the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) all reasonable and documented out-of-pocket expenses incurred by the L/C ~~Issuer~~Issuers in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder and (iii) all out-of-pocket expenses incurred by the Administrative Agent, any Lender or ~~the~~any L/C Issuer (including the documented out-of-pocket fees, charges and disbursements of any counsel for the Administrative Agent, any Lender or ~~the~~any L/C Issuer), in connection with the enforcement or protection of its rights (A) in connection with this Agreement and the other Loan Documents, including its rights under this Section, or (B) in connection with the Loans made or Letters of Credit issued hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans or Letters of Credit.

(b) Indemnification by the Borrowers. The Borrowers shall jointly and severally indemnify the Administrative Agent (and any sub-agent thereof), each Lender and ~~the~~each L/C Issuer, and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses (including the reasonable and documented out-of-pocket fees, disbursements and other charges of any counsel for any Indemnitee), incurred by any Indemnitee or asserted against any Indemnitee by any Person (including any Borrower or any other Credit Party) other than such Indemnitee and its Related Parties arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto or thereto of their respective obligations hereunder or thereunder, the consummation of the transactions contemplated hereby or thereby, or, in the case of the Administrative Agent (and any sub-agent thereof) and its Related Parties only, the administration of this Agreement and the other Loan Documents (including in respect of any matters addressed in Section 3.01), (ii) any Loan or Letter of Credit or the use

or proposed use of the proceeds therefrom (including any refusal by ~~the~~any L/C Issuer to honor a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit), (iii) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by the Company or any of its Subsidiaries, or any Environmental Liability related in any way to the Company or any of its Subsidiaries, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by any Borrower or any other Credit Party, and regardless of whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee or (y) result from a claim brought by any Borrower or any other Credit Party against an Indemnitee for a breach in bad faith of such Indemnitee’s obligations hereunder or under any other Loan Document, if such Borrower or such Credit Party has obtained a final and nonappealable judgment in its favor on such claim as determined by a court of competent jurisdiction. Without limiting the provisions of Section 3.01(c), this Section 10.04(b) shall not apply with respect to Taxes other than any Taxes that represent losses, claims, damages, etc. arising from any non-Tax claim.

(c) Reimbursement by Lenders. To the extent that the Borrowers for any reason fails to indefeasibly pay any amount required under subsection (a) or (b) of this Section to be paid by it to the Administrative Agent (or any sub-agent thereof), ~~the~~any L/C Issuer, any Swing Line Lender or any Related Party of any of the foregoing, each Lender severally agrees to pay to the Administrative Agent (or any such sub-agent), ~~the~~such L/C Issuer, such Swing Line Lender or such Related Party, as the case may be, such Lender’s pro rata share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought based on each Lender’s share of the Total Credit Exposure at such time) of such unpaid amount (including any such unpaid amount in respect of a claim asserted by such Lender), such payment to be made severally among them based on such Lender’s Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought); provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent (or any such sub-agent), ~~the~~any L/C Issuer or any Swing Line Lender in its capacity as such, or against any Related Party of any of the foregoing acting for the Administrative Agent (or any such sub-agent), ~~the~~any L/C Issuer or any Swing Line Lender in connection with such capacity. The obligations of the Lenders under this subsection (c) are subject to the provisions of Section 2.12(d).

(d) Waiver of Consequential Damages, Etc. To the fullest extent permitted by Applicable Law, no Borrower shall assert, and hereby waives, and acknowledges that no other Person shall have, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Loan or Letter of Credit or the use of the proceeds thereof. No Indemnitee referred to in subsection (b) above shall be liable for any damages arising from the use by others of any information or other materials distributed to such party by such Indemnitee through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby.

(e) Payments. All amounts due under this Section shall be payable not later than ten Business Days after demand therefor.

(f) Survival. The agreements in this Section and the indemnity provisions of Section 10.02(e) shall survive the resignation of the Administrative Agent, the L/C ~~Issuer~~Issuers and the Swing Line Lenders, the replacement of any Lender, the termination of the Aggregate Commitments and the repayment, satisfaction or discharge of all the other Obligations.

10.05 Payments Set Aside. To the extent that any payment by or on behalf of any Borrower is made to the Administrative Agent, ~~the~~any L/C Issuer or any Lender, or the Administrative Agent, ~~the~~any L/C Issuer or any Lender exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by the Administrative Agent, ~~the~~such L/C Issuer or such Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any Debtor Relief Law or otherwise, then (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred, and (b) each Lender and ~~the~~each L/C Issuer severally agrees to pay to the Administrative Agent upon demand its applicable share (without duplication) of any amount so recovered from or repaid by the Administrative Agent, plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the applicable Overnight Rate from time to time in effect, in the applicable currency of such recovery or payment. The obligations of the Lenders and the L/C ~~Issuer~~Issuers under clause (b) of the preceding sentence shall survive the payment in full of the Obligations and the termination of this Agreement.

10.06 Successors and Assigns. (a) Successors and Assigns Generally. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that no Borrower may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an assignee in accordance with the provisions of Section 10.06(b), (ii) by way of participation in accordance with the provisions of Section 10.06(d) or (iii) by way of pledge or assignment of a security interest subject to the restrictions of Section 10.06(e) (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in subsection (d) of this Section and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent, the L/C ~~Issuer~~Issuers and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) Assignments by Lenders. Any Lender may at any time assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment(s) and the Loans (including for purposes of this Section 10.06(b), participations in L/C Obligations and in Swing Line Loans) at the time owing to it); provided that (in each case with respect to any Facility) any such assignment shall be subject to the following conditions:

(i) Minimum Amounts.

(A) In the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment under any Facility and/or the Loans at the time owing to it (in each case with respect to any Facility) or contemporaneous assignments to related Approved Funds (determined after giving effect to such assignments) that equal at least the amount specified in paragraph (b)(i)(B) of this Section in the aggregate or in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund, no minimum amount need be assigned; and

(B) In any case not described in subsection (b)(i)(A) of this Section, the aggregate amount of the Commitment (which for this purpose includes Loans outstanding thereunder) or, if the applicable Commitment is not then in effect, the principal outstanding balance of the Loans of the assigning Lender subject to each such assignment, determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent or, if “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date, shall not be less than $5,000,000, in the case of any assignment in respect of the Revolving Credit Facility, or $1,000,000, in the case of any assignment in respect of the Term Facility unless each of the Administrative Agent and, so long as no Event of Default has occurred and is continuing, the Company otherwise consents (each such consent not to be unreasonably withheld or delayed).

(ii) Proportionate Amounts. Each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Loans or the Commitment assigned, except that this clause (ii) shall not (A) apply to any Swing Line Lender’s rights and obligations in respect of its Swing Line Loans or (B) prohibit any Lender from assigning all or a portion of its rights and obligations among the separate credit facilities provided hereunder on a non-pro rata basis.

(iii) Required Consents. No consent shall be required for any assignment except to the extent required by subsection (b)(i)(B) of this Section and, in addition:

(A) the consent of the Company (such consent not to be unreasonably withheld or delayed) shall be required unless (1) an Event of Default has occurred and is continuing at the time of such assignment or (2) such assignment is to a Lender, an Affiliate of a Lender or an Approved Fund; provided that the Company shall be deemed to have consented to any such assignment unless it shall object thereto by written notice to the Administrative Agent within ten (10) Business Days after having received notice thereof;

(B) the consent of the Administrative Agent (such consent not to be unreasonably withheld or delayed) shall be required for assignments in respect of (i) any unfunded Term Commitment or any Revolving Credit Commitment if such assignment is to a Person that is not a Lender with a Commitment in respect of the applicable Facility, an Affiliate of such Lender or an Approved Fund with respect to such Lender or (ii) any Term Loan to a Person that is not a Lender, an Affiliate of a Lender or an Approved Fund; and

(C) the consent of ~~the~~each L/C Issuer and each Swing Line Lender shall be required for any assignment in respect of the Revolving Credit Facility.

~~The parties hereby agree that Merrill Lynch, Pierce, Fenner & Smith Incorporated (but not Bank of America, N.A.) may, without notice to any Borrower, assign its rights and obligations under this Agreement to any other registered broker-dealer wholly-owned by Bank of America Corporation to which all or substantially all of Bank of America Corporation’s or any of its subsidiaries’ investment banking, commercial lending services or related businesses may be transferred following the date of this Agreement.~~

(iv) Assignment and Assumption. The parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee in the amount of $3,500; provided, however, that the Administrative Agent may, in its sole discretion, elect to waive such processing and recordation fee in the case of any assignment. The assignee, if it is not a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire.

(v) No Assignment to Certain Persons. No such assignment shall be made (A) to the Company or any of the Company’s Affiliates or Subsidiaries, (B) to any Defaulting Lender or any of its Subsidiaries, or any Person who, upon becoming a Lender hereunder, would constitute any of the foregoing Persons described in this clause (B), or (C) to a natural Person (or a holding company, investment vehicle or trust for, or owned and operated for the primary benefit of a natural Person).

(vi) Certain Additional Payments. In connection with any assignment of rights and obligations of any Defaulting Lender hereunder, no such assignment shall be effective unless and until, in addition to the other conditions thereto set forth herein, the parties to the assignment shall make such additional payments to the Administrative Agent in an aggregate amount sufficient, upon distribution thereof as appropriate (which may be outright payment, purchases by the assignee of participations or subparticipations, or other compensating actions, including funding, with the consent of the Company and the Administrative Agent, the applicable pro rata share of Loans previously requested but not funded by the Defaulting Lender, to each of which the applicable assignee and assignor hereby irrevocably consent), to (x) pay and satisfy in full all payment liabilities then owed by such Defaulting Lender to the Administrative Agent, ~~the~~any L/C Issuer or any Lender hereunder (and interest accrued thereon) and (y) acquire (and fund as appropriate) its full pro rata share of all Loans and participations in Letters of Credit and Swing Line Loans in accordance with its Applicable Percentage. Notwithstanding the foregoing, in the event that any assignment of rights and obligations of any Defaulting Lender hereunder shall become effective under Applicable Law without compliance with the provisions of this paragraph, then the assignee of such interest shall be deemed to be a Defaulting Lender for all purposes of this Agreement until such compliance occurs.

(vii) Subject to acceptance and recording thereof by the Administrative Agent pursuant to subsection (c) of this Section, from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 3.01, 3.04, 3.05 and 10.04 with respect to facts and circumstances occurring prior to the effective date of such assignment; provided, that except to the extent otherwise expressly agreed by the affected parties, no assignment by a Defaulting Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender. Upon request, each Borrower (at its expense) shall execute and deliver a Note to the assignee Lender. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this subsection shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with subsection (d) of this Section.

(c) Register. The Administrative Agent, acting solely for this purpose as an agent of the Borrowers (and such agency being solely for tax purposes), shall maintain at the Administrative Agent’s Office a copy of each Assignment and Assumption delivered to it (or the equivalent thereof in electronic form) and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts (and stated interest) of the Loans and L/C Obligations owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive absent manifest error, and the Borrowers, the Administrative Agent and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement. The Register shall be available for inspection by the Borrowers and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(d) Participations. Any Lender may at any time, without the consent of, or notice to, any Borrower or the Administrative Agent, sell participations to any Person (other than a natural Person, or a holding company, investment vehicle or trust for, or owned and operated for the primary benefit of a natural Person, a Defaulting Lender or the Company or any of the Company’s Affiliates or Subsidiaries) (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans (including such Lender’s participations in L/C Obligations and/or Swing Line Loans) owing to it); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrowers, the Administrative Agent, the Lenders and the L/C ~~Issuer~~Issuers shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. For the avoidance of doubt, each Lender shall be responsible for the indemnity under Section 10.04(c) without regard to the existence of any participation.

Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, waiver or other modification described in the first proviso to Section 10.01 that affects such Participant. Each Borrower agrees that each Participant shall be entitled to the benefits of Sections 3.01, 3.04 and 3.05 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to subsection (b) of this Section (it being understood that the documentation required under Section 3.01(e) shall be delivered to the Lender who sells the participation); provided that such Participant (A) agrees to be subject to the provisions of Sections 3.06 and 10.13 as if it were an assignee under paragraph (b) of this Section and (B) shall not be entitled to receive any greater payment under Sections 3.01 or 3.04, with respect to any participation, than the Lender from whom it acquired the applicable participation would have been entitled to receive, except to the extent such entitlement to receive a greater payment results from a Change in Law that occurs after the Participant acquired the applicable participation. Each Lender that sells a participation agrees, at the Borrowers’ request and expense, to use reasonable efforts to cooperate with the Borrowers to effectuate the provisions of Section 3.06 with respect to any Participant. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 10.08 as though it were a Lender; provided that such Participant agrees to be subject to Section 2.13 as though it were a Lender. Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrowers, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under the Loan Documents (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans, letters of credit or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(e) Certain Pledges. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement (including under its Note, if any) to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(f) Resignation as L/C Issuer or Swing Line Lender after Assignment. Notwithstanding anything to the contrary contained herein, if at any time any Lender acting as an L/C Issuer or Swing Line Lender assigns all of its Revolving Credit Commitment and Revolving Credit Loans pursuant to Section 10.06(b), such Lender may, (i) upon 30 days’ notice to the Company and the Lenders, resign as an L/C Issuer and/or (ii) upon 30 days’ notice to the Company, resign as a Swing Line Lender. In the event of any such resignation as L/C Issuer or Swing Line Lender, the Company shall be entitled to appoint from among the Lenders a successor L/C Issuer or Swing Line Lender hereunder; provided, however, that no failure by the Company to appoint any such successor shall affect the resignation of such Lender as an L/C Issuer or a Swing Line Lender, as the case may be. If any Lender resigns as an L/C Issuer, it shall retain all the rights, powers, privileges and duties of an L/C Issuer hereunder with respect to all of its Letters of Credit outstanding as of the effective date of its resignation as an L/C Issuer and all L/C Obligations with respect thereto (including the right to require the Lenders to make Base Rate Loans or fund risk participations in Unreimbursed Amounts pursuant to Section 2.03(c)). If any Lender resigns as a Swing Line Lender, it shall retain all the rights of a Swing Line Lender provided for hereunder with respect to Swing Line Loans made by it and outstanding as of the effective date of such resignation, including the right to require the Lenders to make Base Rate Loans or Eurocurrency Rate Loans, as applicable, or fund risk participations in outstanding Swing Line Loans pursuant to Section 2.04(c). Upon the appointment of a successor L/C Issuer and/or Swing Line Lender, (i) such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring L/C Issuer or Swing Line Lender, as the case may be, and (ii) the successor L/C Issuer shall issue letters of credit in substitution for the Letters of Credit, if any, outstanding at the time of such succession or make other arrangements satisfactory to Bank of America to effectively assume the obligations of Bank of America with respect to such Letters of Credit.

(g) Disqualified Institutions.

(i) No assignment or participation shall be made to any Person that was a Disqualified Institution as of the date (the “Trade Date”) on which the applicable Lender entered into a binding agreement to sell and assign or participate all or a portion of its rights and obligations under this Agreement to such Person (unless the Company has consented to such assignment or participation as otherwise contemplated by this Section 10.06, in which case such Person will not be considered a Disqualified Institution for the purpose of such assignment or participation). For the avoidance of doubt, with respect to any assignee or participant that becomes a Disqualified Institution after the applicable Trade Date (including as a result of the delivery of a notice pursuant to, and/or the expiration of the notice period referred to in, the definition of “Disqualified Institution”), (x) such assignee shall not retroactively be disqualified from becoming a Lender or participant and (y) the execution by the Company of an Assignment and Assumption with respect to such assignee will not by itself result in such assignee no longer being considered a Disqualified Institution. Any assignment in violation of this subsection (g)(i) shall not be void, but the other provisions of this subsection (g) shall apply.

(ii) If any assignment is made to any Disqualified Institution without the Company’s prior consent in violation of subsection (g)(i) above, the Company may, at its sole expense and effort, upon notice to the applicable Disqualified Institution and the Administrative Agent, (A) terminate any Revolving Credit Commitment of such Disqualified Institution and repay all obligations of the Borrowers owing to such Disqualified Institution in connection with such

Revolving Credit Commitment, (B) in the case of outstanding Term Loans held by Disqualified Institutions, prepay such Term Loans by paying the lesser of (x) the principal amount thereof and (y) the amount that such Disqualified Institution paid to acquire such Term Loans, in each case plus accrued interest, accrued fees and all other amounts (other than principal amounts) payable to it hereunder and under the other Loan Documents and/or (C) require such Disqualified Institution to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in this Section 10.06), all of its interest, rights and obligations under this Agreement and related Loan Documents to an Eligible Assignee that shall assume such obligations at the lesser of (x) the principal amount thereof and (y) the amount that such Disqualified Institution paid to acquire such interests, rights and obligations, in each case plus accrued interest, accrued fees and all other amounts (other than principal amounts) payable to it hereunder and other the other Loan Documents; provided that (i) the Borrowers shall have paid to the Administrative Agent the assignment fee (if any) specified in Section 10.06(b), (ii) such assignment does not conflict with applicable Laws and (iii) in the case of clause (B), the Borrowers shall not use the proceeds from any Loans to prepay Term Loans held by Disqualified Institutions.

(iii) Notwithstanding anything to the contrary contained in this Agreement, Disqualified Institutions (A) will not (x) have the right to receive information, reports or other materials provided to Lenders by any Borrower, the Administrative Agent or any other Lender, (y) attend or participate in meetings attended by the Lenders and the Administrative Agent, or (z) access any electronic site established for the Lenders or confidential communications from counsel to or financial advisors of the Administrative Agent or the Lenders and (B) (x) for purposes of any consent to any amendment, waiver or modification of, or any action under, and for the purpose of any direction to the Administrative Agent or any Lender to undertake any action (or refrain from taking any action) under this Agreement or any other Loan Document, each Disqualified Institution will be deemed to have consented in the same proportion as the Lenders that are not Disqualified Institutions consented to such matter, and (y) for purposes of voting on any plan of reorganization or plan of liquidation pursuant to any Debtor Relief Laws (“Plan of Reorganization”), each Disqualified Institution party hereto hereby agrees (1) not to vote on such Plan of Reorganization, (2) if such Disqualified Institution does vote on such Plan of Reorganization notwithstanding the restriction in the foregoing clause (1), such vote will be deemed not to be in good faith and shall be “designated” pursuant to Section 1126(e) of the Bankruptcy Code (or any similar provision in any other Debtor Relief Laws), and such vote shall not be counted in determining whether the applicable class has accepted or rejected such Plan of Reorganization in accordance with Section 1126(c) of the Bankruptcy Code (or any similar provision in any other Debtor Relief Laws) and (3) not to contest any request by any party for a determination by the Bankruptcy Court (or other applicable court of competent jurisdiction) effectuating the foregoing clause (2).

(iv) The Administrative Agent shall have the right, and each Borrower hereby expressly authorizes the Administrative Agent, to (A) post the list of Disqualified Institutions provided by the Company and any updates thereto from time to time (collectively, the “DQ List”) on the Platform, including that portion of the Platform that is designated for “public side” Lenders or (B) provide the DQ List to each Lender requesting the same.

10.07 Treatment of Certain Information; Confidentiality. Each of the Administrative Agent, the Lenders and the L/C ~~Issuer~~Issuers agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its Affiliates, its auditors and its Related Parties (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent required or requested by any regulatory authority purporting to have jurisdiction over such Person or its Related Parties (including any self-regulatory authority, such as the National Association of Insurance

Commissioners), (c) to the extent required by Applicable Laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights and obligations under this Agreement or any Eligible Assignee invited to be a Lender pursuant to Section 2.16 or (ii) any actual or prospective party (or its Related Parties) to any swap, derivative or other transaction under which payments are to be made by reference to any Borrower and its obligations, this Agreement or payments hereunder (it being understood that the DQ List may be disclosed to any assignee, or prospective assignee), in reliance on this clause (f)), (g) on a confidential basis to (i) any rating agency in connection with rating the Company or its Subsidiaries or the credit facilities provided hereunder or (ii) the CUSIP Service Bureau or any similar agency in connection with the issuance and monitoring of CUSIP numbers or other market identifiers with respect to the credit facilities provided hereunder, (h) with the consent of the Company or (i) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section or (ii) becomes available to the Administrative Agent, any Lender, ~~the~~any L/C Issuer or any of their respective Affiliates on a nonconfidential basis from a source other than the Company. In addition, the Administrative Agent and the Lenders may disclose the existence of this Agreement and information about this Agreement to market data collectors, similar service providers to the lending industry and service providers to the Administrative Agent and the Lenders in connection with the administration of this Agreement, the other Loan Documents, and the Commitments.

For purposes of this Section, “Information” means all information received from the Company or any Subsidiary relating to the Company or any Subsidiary or any of their respective businesses, other than any such information that is available to the Administrative Agent, any Lender or ~~the~~any L/C Issuer on a nonconfidential basis prior to disclosure by the Company or any Subsidiary; provided that, in the case of information received from the Company or any Subsidiary after the date hereof, such information is clearly identified at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

Each of the Administrative Agent, the Lenders and the L/C ~~Issuer~~Issuers acknowledges that (a) the Information may include material non-public information concerning the Company or a Subsidiary, as the case may be, (b) it has developed compliance procedures regarding the use of material non-public information and (c) it will handle such material non-public information in accordance with Applicable Law.

10.08 Right of Setoff. If an Event of Default shall have occurred and be continuing, each Lender, ~~the~~each L/C Issuer and each of their respective Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by Applicable Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender, ~~the~~such L/C Issuer or any such Affiliate to or for the credit or the account of any Borrower against any and all of the obligations of such Borrower now or hereafter existing under this Agreement or any other Loan Document to such Lender or ~~the~~such L/C Issuer or their respective Affiliates, irrespective of whether or not such Lender, ~~the~~such L/C Issuer or such Affiliate shall have made any demand under this Agreement or any other Loan Document and although such obligations of such Borrower may be contingent or unmatured or are owed to a branch, office or Affiliate of such Lender or ~~the~~such L/C Issuer different from the branch, office or Affiliate holding such deposit or obligated on such indebtedness; provided that in the event that any Defaulting Lender shall exercise any such right of setoff, (x) all amounts so set off shall be paid over immediately to the Administrative Agent for further application in accordance with the provisions of Section 2.15 and, pending such payment, shall be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of the Administrative Agent, the L/C ~~Issuer~~Issuers and the Lenders, and (y) the Defaulting Lender shall provide promptly to the Administrative Agent a statement describing in reasonable detail the Obligations owing to such Defaulting Lender as to which it exercised such right of setoff. The rights of each Lender, ~~the~~each L/C Issuer and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff) that such Lender, ~~the~~such L/C Issuer or their respective Affiliates may have. Each Lender and ~~the~~each L/C Issuer agrees to notify the Company and the Administrative Agent promptly after any such setoff and application; provided that the failure to give such notice shall not affect the validity of such setoff and application.

10.09 Interest Rate Limitation.

(a) Notwithstanding anything to the contrary contained in any Loan Document, the interest paid or agreed to be paid under the Loan Documents shall not exceed the maximum rate of non-usurious interest permitted by Applicable Law (the “Maximum Rate”). If the Administrative Agent or any Lender shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the principal of the Loans or, if it exceeds such unpaid principal, refunded to the Company. In determining whether the interest contracted for, charged, or received by the Administrative Agent or a Lender exceeds the Maximum Rate, such Person may, to the extent permitted by Applicable Law, (i) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (ii) exclude voluntary prepayments and the effects thereof, and (iii) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the Obligations hereunder.

(b) Notwithstanding anything to the contrary contained in this Agreement or in any other Loan Document, solely to the extent that a court of competent jurisdiction finally determines that the calculation or determination of interest payable by the Canadian Borrowers in respect of Obligations pursuant to this Agreement and the other Loan Documents shall be governed by the laws of a province of Canada or the federal laws of Canada, in no event shall the aggregate “interest” (as defined in Section 347 of the Criminal Code, R.S.C. 1985, c. C-46, as the same shall be amended, replaced or re-enacted from time to time) payable by the Canadian Borrowers to any of the Administrative Agent or any Lender under this Agreement or any other Loan Document exceed the effective annual rate of interest on the “credit advanced” (as defined in that section) under this Agreement or such other Loan Document lawfully permitted under that section and, if any payment, collection or demand pursuant to this Agreement or any other Loan Document in respect of “interest” (as defined in that section) is determined to be contrary to the provisions of that section, such payment, collection or demand shall be deemed to have been made by mutual mistake of the Administrative Agent, the Lenders and the Canadian Borrowers and the amount of such payment or collection shall be refunded by the applicable the Administrative Agent and the Lenders to the Canadian Borrowers. For the purposes of this Agreement and each other Loan Document to which a Canadian Borrower is a party, the effective annual rate of interest payable by such Canadian Borrower shall be determined in accordance with generally accepted actuarial practices and principles over the term of the loans on the basis of annual compounding for the lawfully permitted rate of interest and, in the event of dispute, a certificate of a Fellow of the Institute of Actuaries appointed by the Administrative Agent for the account of the Canadian Borrowers will be conclusive for the purpose of such determination in the absence of evidence to the contrary.

10.10 Counterparts; Integration; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents and any separate letter agreements with respect to fees payable to the Administrative Agent or ~~the~~any L/C Issuer, constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 4.01, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic imaging means (e.g. “pdf” or “tif”) shall be effective as delivery of a manually executed counterpart of this Agreement.

10.11 Survival of Representations and Warranties. All representations and warranties made hereunder and in any other Loan Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof. Such representations and warranties have been or will be relied upon by the Administrative Agent and each Lender, regardless of any investigation made by the Administrative Agent or any Lender or on their behalf and notwithstanding that the Administrative Agent or any Lender may have had notice or knowledge of any Default at the time of any Credit Extension, and shall continue in full force and effect as long as any Loan or any other Obligation hereunder shall remain unpaid or unsatisfied or any Letter of Credit shall remain outstanding.

10.12 Severability. If any provision of this Agreement or the other Loan Documents is held to be illegal, invalid or unenforceable, (a) the legality, validity and enforceability of the remaining provisions of this Agreement and the other Loan Documents shall not be affected or impaired thereby and (b) the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. Without limiting the foregoing provisions of this Section 10.12, if and to the extent that the enforceability of any provisions in this Agreement relating to Defaulting Lenders shall be limited by Debtor Relief Laws, as determined in good faith by the Administrative Agent, ~~the~~any L/C Issuer or any Swing Line Lender, as applicable, then such provisions shall be deemed to be in effect only to the extent not so limited.

10.13 Replacement of Lenders. If the Company is entitled to replace a Lender pursuant to the provisions of Section 3.06, or if any Lender is a Defaulting Lender or a Non-Consenting Lender, then the Company may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 10.06), all of its interests, rights (other than its existing rights to payments pursuant to Sections 3.01 and 3.04) and obligations under this Agreement and the related Loan Documents to an Eligible Assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that:

(a) the Borrowers shall have paid to the Administrative Agent the assignment fee (if any) specified in Section 10.06(b);

(b) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans and L/C Advances, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any amounts under Section 3.05) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrowers (in the case of all other amounts);

(c) in the case of any such assignment resulting from a claim for compensation under Section 3.04 or payments required to be made pursuant to Section 3.01, such assignment will result in a reduction in such compensation or payments thereafter;

(d) such assignment does not conflict with Applicable Laws; and

(e) in the case of an assignment resulting from a Lender becoming a Non-Consenting Lender, the applicable assignee shall have consented to the applicable amendment, waiver or consent.

A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Company to require such assignment and delegation cease to apply.

10.14 Governing Law; Jurisdiction; Etc.

(a) GOVERNING LAW. THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS AND ANY CLAIMS, CONTROVERSY, DISPUTE OR CAUSE OF ACTION (WHETHER IN CONTRACT OR TORT OR OTHERWISE) BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT (EXCEPT, AS TO ANY OTHER LOAN DOCUMENT, AS EXPRESSLY SET FORTH THEREIN) AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

(b) SUBMISSION TO JURISDICTION. EACH BORROWER IRREVOCABLY AND UNCONDITIONALLY AGREES THAT IT WILL NOT COMMENCE ANY ACTION, LITIGATION OR PROCEEDING OF ANY KIND OR DESCRIPTION, WHETHER IN LAW OR EQUITY, WHETHER IN CONTRACT OR IN TORT OR OTHERWISE, AGAINST THE ADMINISTRATIVE AGENT, ANY LENDER, ~~THE~~ANY L/C ISSUER, OR ANY RELATED PARTY OF THE FOREGOING IN ANY WAY RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS RELATING HERETO OR THERETO, IN ANY FORUM OTHER THAN THE COURTS OF THE STATE OF NEW YORK SITTING IN NEW YORK COUNTY AND OF THE UNITED STATES DISTRICT COURT OF THE SOUTHERN DISTRICT OF NEW YORK, AND ANY APPELLATE COURT FROM ANY THEREOF, AND EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY SUBMITS TO THE JURISDICTION OF SUCH COURTS AND AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION, LITIGATION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE COURT OR, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, IN SUCH FEDERAL COURT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION, LITIGATION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS AGREEMENT OR IN ANY OTHER LOAN DOCUMENT SHALL AFFECT ANY RIGHT THAT THE ADMINISTRATIVE AGENT, ANY LENDER OR ~~THE~~ANY L/C ISSUER MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AGAINST ANY BORROWER OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION.

(c) WAIVER OF VENUE. EACH BORROWER IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT IN ANY COURT REFERRED TO IN PARAGRAPH (b) OF THIS SECTION. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.

(d) SERVICE OF PROCESS. EACH PARTY HERETO IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 10.02. NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

10.15 Waiver of Jury Trial. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

10.16 No Advisory or Fiduciary Responsibility. In connection with all aspects of each transaction contemplated hereby (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document), each Borrower acknowledges and agrees, and acknowledges its Affiliates’ understanding, that: (i) (A) the arranging and other services regarding this Agreement provided by the Administrative Agent, the Arranger and the Lenders are arm’s-length commercial transactions between the Borrowers and their respective Affiliates, on the one hand, and the Administrative Agent, the Arranger and the Lenders, on the other hand, (B) each Borrower has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate, and (C) each Borrower is capable of evaluating, and understands and accepts, the terms, risks and conditions of the transactions contemplated hereby and by the other Loan Documents; (ii) (A) the Administrative Agent, the Arranger and the Lenders each is and has been acting solely as a principal and, except as expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for any Borrower or any of their respective Affiliates, or any other Person and (B) neither the Administrative Agent, the Arranger nor any Lender has any obligation to any Borrower or any of their respective Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents; and (iii) the Administrative Agent, the Arranger, the Lenders and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Borrowers and their respective Affiliates, and neither the Administrative Agent, the Arranger nor any Lender has any obligation to disclose any of such interests to any Borrower or any of their respective Affiliates. To the fullest extent permitted by law, each Borrower hereby waives and releases any claims that it may have against the Administrative Agent, the Arranger and the Lenders with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby.

10.17 Electronic Execution of Assignments and Certain Other Documents. The words “execution,” “execute”, “signed,” “signature,” and words of like import in or related to any document to be signed in connection with this Agreement and the transactions contemplated hereby (including without limitation Assignment and Assumptions, amendments or other modifications, Committed Loan Notices, Swing Line Loan Notices, waivers and consents) shall be deemed to include electronic signatures, the electronic matching of assignment terms and contract formations on electronic platforms approved by the Administrative Agent, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any Applicable Law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act;

provided that notwithstanding anything contained herein to the contrary the Administrative Agent is under no obligation to agree to accept electronic signatures in any form or in any format unless expressly agreed to by the Administrative Agent pursuant to procedures approved by it; and provided, further, without limiting the foregoing, upon the request of any party, any electronic signature shall be promptly followed by such manually executed counterpart.

10.18 USA PATRIOT Act. Each Lender that is subject to the PATRIOT Act (as hereinafter defined) and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies the Borrowers that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “PATRIOT Act”), it is required to obtain, verify and record information that identifies each Credit Party, which information includes the name and address of each Credit Party and other information that will allow such Lender or the Administrative Agent, as applicable, to identify each Credit Party in accordance with the PATRIOT Act. Each Borrower shall, promptly following a request by the Administrative Agent or any Lender, provide all documentation and other information that the Administrative Agent or such Lender requests in order to comply with its ongoing obligations under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act.

10.19 Judgment Currency. If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder or any other Loan Document in one currency into another currency, the rate of exchange used shall be that at which in accordance with normal banking procedures the Administrative Agent could purchase the first currency with such other currency on the Business Day preceding that on which final judgment is given. The obligation of each Borrower in respect of any such sum due from it to the Administrative Agent or any Lender hereunder or under the other Loan Documents shall, notwithstanding any judgment in a currency (the “Judgment Currency”) other than that in which such sum is denominated in accordance with the applicable provisions of this Agreement (the “Agreement Currency”), be discharged only to the extent that on the Business Day following receipt by the Administrative Agent or such Lender, as the case may be, of any sum adjudged to be so due in the Judgment Currency, the Administrative Agent or such Lender, as the case may be, may in accordance with normal banking procedures purchase the Agreement Currency with the Judgment Currency. If the amount of the Agreement Currency so purchased is less than the sum originally due to the Administrative Agent or any Lender from any Borrower in the Agreement Currency, such Borrower agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Administrative Agent or such Lender, as the case may be, against such loss. If the amount of the Agreement Currency so purchased is greater than the sum originally due to the Administrative Agent or any Lender in such currency, the Administrative Agent or such Lender, as the case may be, agrees to return the amount of any excess to such Borrower (or to any other Person who may be entitled thereto under Applicable Law).

10.20 Inconsistencies with Other Documents. In the event there is a conflict or inconsistency between this Agreement and any other Loan Document, the terms of this Agreement shall control; provided that any provision of the Collateral Documents which imposes additional burdens on the Company or any of its Subsidiaries or further restricts the rights of the Company or any of its Subsidiaries or gives the Administrative Agent or Lenders additional rights shall not be deemed to be in conflict or inconsistent with this Agreement and shall be given full force and effect.

10.21 Joint and Several Obligations.

(a) Each Borrower is accepting joint and several liability hereunder (except as otherwise contemplated subsection (b) below)) in consideration of the financial accommodation to be provided by the Lenders under this Agreement, for the mutual benefit, directly and indirectly, of the other Borrowers and in consideration of the undertakings of the other Borrowers to accept such joint and several liability for such Borrowers.

(b) Each Borrower jointly and severally hereby irrevocably and unconditionally accepts, not merely as a surety but also as a co-debtor, joint and several liability with the other Borrowers with respect to the payment and performance of all of the Obligations, it being the intention of the parties hereto that all the Obligations shall be the joint and several obligations of each of the Borrowers without preferences or distinction between them; provided that, with respect to IPI (and only for so long as it is a CFC), IPI shall not be liable for any Obligation of a U.S. Person as a surety or as a co-debtor or otherwise and shall have no joint and several liability with a U.S. Person.

(c) If and to the extent that any Borrower shall fail to make any payment with respect to any Obligation as and when due or to perform any Obligation in accordance with the terms thereof, then in each such event, the other Borrowers will make such payment with respect to, or perform, such Obligation, in each case, subject to the limitations on the scope of the obligations for which such Borrower is liable set forth in subsection (b) of this Section 10.21).

(d) The obligations of each Borrower under the provisions of this Section 10.21 constitute full recourse obligations of such Borrower, enforceable against it to the full extent of its properties and assets, irrespective of the validity, regularity or enforceability of this Agreement or any other circumstances whatsoever.

(e) Except as otherwise expressly provided herein, each Borrower hereby waives, to the extent permitted by Applicable Law, notice of acceptance of its joint and several liability. Except as otherwise expressly provided herein, each of the Borrowers hereby waives, to the extent permitted by Applicable Law, notice of any Loan made under this Agreement, notice of occurrence of any Event of Default or of any demand for any payment under this Agreement, notice of any action at any time taken or omitted by any Lender under or in respect of any of the Obligations, any requirement of diligence and, generally, all demands, notices and other formalities of every kind in connection with this Agreement. Each of the Borrowers hereby assents to, and waives notice of, to the extent permitted by Applicable Law, any extension or postponement of the time for the payment of any Obligation, the acceptance of any partial payment thereon, any waiver, consent or other action or acquiescence by any Lender at any time or times in respect of any default by any other Borrower in the performance or satisfaction of any term, covenant, condition or provision of this Agreement, any and all other indulgences whatsoever by any Lender in respect of any of the Obligations, and the taking, addition, substitution or release, in whole or in part, at any time or times, of any security for any Obligation or the addition, substitution or release, in whole or in part, of any other Borrower. Without limiting the generality of the foregoing, each of the Borrowers assents to any other action or delay in acting or failure to act on the part of any Lender, including, without limitation, any failure strictly or diligently to assert any right or to pursue any remedy or to comply fully with the applicable laws or regulations thereunder which might, but for the provisions of this Section 10.21, afford grounds for terminating, discharging or relieving such Borrower, in whole or in part, from any of its obligations under this Section 10.21, it being the intention of each of the Borrowers that, so long as any Obligation remains unsatisfied, the obligations of such Borrower under this Section 10.21 shall not be discharged except by performance or payment and then only to the extent of such performance or payment. The obligations of each Borrower under this Section 10.21 shall not be diminished or rendered unenforceable by any winding up, reorganization, arrangement, liquidation, reconstruction or similar proceeding with respect to the other Borrower or any Lender. The joint and several liability of the Borrowers hereunder (to the extent contemplated in subsection (b) of this Section 10.21) shall continue in full force and effect notwithstanding any absorption, merger, amalgamation or any other change whatsoever in the name, membership, constitution or place of formation of any Borrower or any Lender.

(f) The provisions of this Section 10.21 are made solely for the benefit of the Administrative Agent and the other Secured Parties and their respective successors and assigns, and may be enforced by any such Person from time to time against any Borrower as often as occasion therefor may arise and without requirement on the part of the Administrative Agent or any other Secured Party first to marshal any of its claims or to exercise any of its rights against the other Borrowers or to exhaust any remedies available to it against the other Borrowers or to resort to any other source or means of obtaining payment of any Obligation or to elect any other remedy. If at any time, any payment, or any part thereof, made in respect of any Obligation, is rescinded or must otherwise be restored or returned by the Administrative Agent or any other Secured Party upon the insolvency, bankruptcy or reorganization of any Borrower, or otherwise, the provisions of this Section 10.21 will forthwith be reinstated in effect, as though such payment had not been made.

(g) Notwithstanding any provision to the contrary contained herein or in any other Loan Document, to the extent the joint and several obligations of a Borrower shall be adjudicated to be invalid or unenforceable for any reason (including because of any applicable state or federal law relating to fraudulent conveyances or transfers) then the obligations of such Borrower hereunder shall be limited to the maximum amount that is permissible under applicable law (whether federal or state and including, without limitation, Title 11 of the United States Code, as now constituted or hereafter amended, or any other federal, state or foreign bankruptcy, insolvency, receivership or similar law), after taking into account, among other things, such Borrower’s right of contribution and indemnification from each other Credit Party under Applicable Law.

10.22 Quebec Interpretation. For all purposes pursuant to which the interpretation or construction of this Agreement or any other Loan Document may be subject to the laws of the Province of Quebec or a court or tribunal exercising jurisdiction in the Province of Quebec, (a) “personal property” shall include “movable property”, (b) “real property” shall include “immovable property”, “tangible property” shall include “corporeal property”, (d) “intangible property” shall include “incorporeal property”, (e) “security interest”, “mortgage” and “lien” shall include a “hypothec”, “prior claim” and a “resolutory clause”, (f) all references to filing, registering or recording under the Code or PPSA shall include publication under the Civil Code of Quebec, (g) all references to “perfection” of or “perfected” liens or security interest shall include a reference to an “opposable” or “set up” lien or security interest as against third parties, (h) any “right of offset”, “right of setoff” or similar expression shall include a “right of compensation”, (i) “goods” shall include corporeal movable property” other than chattel paper, documents of title, instruments, money and securities, (j) an “agent” shall include a “mandatary”, (k) “construction liens” shall include “legal hypothecs”, (l) “joint and several” shall include “solidary”, (m) “gross negligence or willful misconduct” shall be deemed to be “intentional or gross fault”, (n) “beneficial ownership” shall include “ownership on behalf of another as mandatary”, (o) “easement” shall include “servitude”, (p) “priority” shall include “prior claim”, (q) “survey” shall include “certificate of location and plan”, and (r) “fee simple title” shall include “absolute ownership”.

10.23 Acknowledgment and Consent to Bail-In of EEA Financial Institutions. Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Lender that is an EEA Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the Write-Down and Conversion Powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a) the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any Lender that is an EEA Financial Institution; and

(b) the effects of any Bail-In Action on any such liability, including, if applicable:

(i) a reduction in full or in part or cancellation of any such liability;

(ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii) the variation of the terms of such liability in connection with the exercise of the Write-Down and Conversion Powers of any EEA Resolution Authority.

10.24 Acknowledgement Regarding Any Supported QFCs. To the extent that the Loan Documents provide support, through a guarantee or otherwise, for any Swap Contract or any other agreement or instrument that is a QFC (such support, “QFC Credit Support”, and each such QFC, a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States):

(a) In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

(b) As used in this Section 10.24, the following terms have the following meanings:

“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

“Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

[Signature Pages Follow.]

~~IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.~~

~~INTERTAPE POLYMER GROUP INC., as a Borrower~~

~~By:~~
~~Name:~~
~~Title:~~

~~INTERTAPE POLYMER INC., as a Borrower~~

~~By:~~
~~Name:~~
~~Title:~~

~~INTERTAPE POLYMER CORP., as a Borrower~~

~~By:~~
~~Name:~~
~~Title:~~

~~IPG (US) HOLDINGS INC., as a Borrower~~

~~By:~~
~~Name:~~
~~Title:~~

~~IPG (US) INC., as a Borrower~~

~~By:~~
~~Name:~~
~~Title:~~

~~BANK OF AMERICA, N.A., as  Administrative Agent~~

~~By:~~
~~Name:~~
~~Title:~~

~~BANK OF AMERICA, N.A., as a Lender, L/C Issuer, U.S. Dollar Swing Line Lender and Canadian Dollar Swing Line Lender~~

~~By:~~
~~Name:~~
~~Title:~~

~~BANK OF AMERICA, N.A., acting through its Canada Branch, as a Lender~~

~~By:~~
~~Name:~~
~~Title:~~

~~BANK OF MONTREAL, as a Lender~~

~~By:~~
~~Name:~~
~~Title:~~

~~BANK OF MONTREAL, as a Lender~~

~~By:~~
~~Name:~~
~~Title:~~

~~JPMORGAN CHASE BANK, N.A., as a Lender~~

~~By:~~
~~Name:~~
~~Title:~~

~~JPMORGAN CHASE BANK, N.A., Toronto Branch, as a Lender~~

~~By:~~
~~Name:~~
~~Title:~~

~~NATIONAL BANK OF CANADA, as a Lender~~

~~By:~~
~~Name:~~
~~Title:~~

~~By:~~
~~Name:~~
~~Title:~~

~~ROYAL BANK OF CANADA, as a Lender~~

~~By:~~
~~Name:~~
~~Title:~~

~~THE TORONTO-DOMINION BANK, as a Lender~~

~~By:~~
~~Name:~~
~~Title:~~

~~By:~~
~~Name:~~
~~Title:~~

~~THE TORONTO-DOMINION BANK, NEW YORK BRANCH, as a Lender~~

~~By:~~
~~Name:~~
~~Title:~~

~~HSBC BANK USA, N.A., as a Lender~~

~~By:~~
~~Name:~~
~~Title:~~

~~REGIONS BANK, as a Lender~~

~~By:~~
~~Name:~~
~~Title:~~

~~ANNEX I~~

~~COMMITMENTS AND APPLICABLE PERCENTAGES~~

~~Lender~~	~~Term Commitment~~		~~Applicable Percentage of Term Commitment~~		~~Revolving Credit Commitment~~		~~Applicable Percentage of Revolving Credit Commitment~~		~~U.S. Dollar Swing Line Sublimit~~		~~Canadian Dollar Swing Line Sublimit~~		~~Letter of Credit Sublimit~~
~~Bank of America, N.A.~~	~~$~~	~~38,333,333.31~~	~~19.166666655~~	%	~~$~~	~~76,666,666.69~~	~~19.166666673~~	%	~~$~~	~~30,000,000.00~~	~~$~~	~~23,000,000.00~~	~~$~~	~~50,000,000.00~~
~~Bank of Montreal~~	~~$~~	~~31,666,666.67~~	~~15.833333335~~	%	~~$~~	~~63,333,333.33~~	~~15.833333333~~	%	~~$~~	~~0.00~~	~~$~~	~~0.00~~	~~$~~	~~0.00~~
~~JPMorgan Chase Bank, N.A.~~	~~$~~	~~31,666,666.67~~	~~15.833333335~~	%	~~$~~	~~63,333,333.33~~	~~15.833333333~~	%	~~$~~	~~0.00~~	~~$~~	~~0.00~~	~~$~~	~~0.00~~
~~National Bank of Canada~~	~~$~~	~~31,666,666.67~~	~~15.833333335~~	%	~~$~~	~~63,333,333.33~~	~~15.833333333~~	%	~~$~~	~~0.00~~	~~$~~	~~0.00~~	~~$~~	~~0.00~~
~~Royal Bank of Canada~~ 	~~$~~	~~31,666,666.67~~	~~15.833333335~~	%	~~$~~	~~63,333,333.33~~	~~15.833333333~~	%	~~$~~	~~0.00~~	~~$~~	~~0.00~~	~~$~~	~~0.00~~
~~The Toronto-Dominion Bank~~	~~$~~	~~11,666,666.67~~	~~5.833333335~~	%	~~$~~	~~23,333,333.33~~	~~5.833333333~~	%	~~$~~	~~0.00~~	~~$~~	~~0.00~~	~~$~~	~~0.00~~
~~HSBC Bank USA, N.A.~~	~~$~~	~~11,666,666.67~~	~~5.833333335~~	%	~~$~~	~~23,333,333.33~~	~~5.833333333~~	%	~~$~~	~~0.00~~	~~$~~	~~0.00~~	~~$~~	~~0.00~~
~~Regions Bank~~	~~$~~	~~11,666,666.67~~	~~5.833333335~~	%	~~$~~	~~23,333,333.33~~	~~5.833333333~~	%	~~$~~	~~0.00~~	~~$~~	~~0.00~~	~~$~~	~~0.00~~

~~Total~~	~~$~~	~~200,000,000.00~~	~~100.000000000~~	%	~~$~~	~~400,000,000.00~~	~~100.000000000~~	%	~~$~~	~~30,000,000.00~~	~~$~~	~~23,000,000.00~~	~~$~~	~~50,000,000.00~~

~~ANNEX II~~

~~TERM LOAN FACILITY AMORTIZATION SCHEDULE~~

~~Payment Date~~ 	~~Principal Payment Amount~~
~~September 18, 2018~~	~~$2,500,000.00~~
~~December 18, 2018~~	~~$2,500,000.00~~
~~March 18, 2019~~	~~$2,500,000.00~~
~~June 18, 2019~~	~~$2,500,000.00~~
~~September 18, 2019~~	~~$2,500,000.00~~
~~December 18, 2019~~	~~$2,500,000.00~~
~~March 18, 2020~~	~~$2,500,000.00~~
~~June 18, 2020~~	~~$2,500,000.00~~
~~September 18, 2020~~	~~$3,750,000.00~~
~~December 18, 2020~~	~~$3,750,000.00~~
~~March 18, 2021~~	~~$3,750,000.00~~
~~June 18, 2021~~	~~$3,750,000.00~~
~~September 20, 2021~~	~~$3,750,000.00~~
~~December 20, 2021~~	~~$3,750,000.00~~
~~March 18, 2022~~	~~$3,750,000.00~~
~~June 20, 2022~~	~~$3,750,000.00~~
~~September 19, 2022~~	~~$5,000,000.00~~
~~December 19, 2022~~	~~$5,000,000.00~~
~~March 20, 2023~~	~~$5,000,000.00~~
~~Maturity Date~~	~~Remaining Principal Balance~~